Form 10-K, Exhibit 13
period 1993-12-31
HOMESTAKE MINING CO /DE/
filed 1994-03-30
CIK 743872

                                                                EXHIBIT 13


Index to Exhibit 13:

Selected information from the 1993 Annual Report to Shareholders is incorporated by reference in the Form 10-K and such information is herewith transmitted electronically as Exhibit 13. Such selected information is listed below. Noted page references correspond to pagination in the Annual Report to Shareholders.

                                                       Annual Report
                                                            Page
Statistical Summary                                         20-21

Management's Discussion and Analysis                        22-27

Consolidated Financial Statements                           28-32

Notes to Consolidated Financial Statements                  33-47

Report of Independent Auditors                              48

Management's Responsibility for Financial Reporting         48

Five-Year Selected Financial Data                           49

Quarterly Selected Data                                     50

Common Stock Price Range                                    50

Appendix 1: Description of Bar Charts in Management's
            Discussion and Analysis

STATISTICAL SUMMARY

          MINE                                PRODUCTION
===========================    ===========================================
                                           Tons
             Owner-                        Milled
             ship              Production  (mil-       Grade      Recovery
             (%)<1>    Year    (ozs.)<1>   lions)<1> (ozs./ton)      (%)
- ---------------------------    -------------------------------------------
UNITED STATES
   Homestake   100     1993      447,593     2.7       0.174          96
                       1992      396,626     2.6       0.158          95
                       1991      319,080     2.5       0.140          93
   McLaughlin  100     1993      305,312     2.2       0.154          92
                       1992      291,094     2.1       0.164          87
                       1991      262,719     2.3       0.125          91
   Round        25     1993       93,674     6.1       0.033          69
     Mountain<6>       1992       92,646     4.4       0.036          58
                       1991       84,755     3.9       0.031          66
   Santa Fe    100     1993       53,966     2.3       0.034          61
                       1992       60,905     2.0       0.037          71
                       1991       67,102     2.7       0.034          64
   Marigold<7>  33     1993       30,165     0.7       0.108          91
                33     1992       28,257     0.8       0.111          91
                23     1991       15,274     0.4       0.092          92
   Mineral
     Hill       50     1993       18,335     0.1       0.243          93
                       1992       21,087     0.2       0.264          93
                       1991       21,344     0.1       0.279          91
   Pinson<7>    26     1993       13,353     0.3       0.093          85
                       1992       13,214     0.2       0.093          79
                       1991       15,695     0.3       0.098          84
   Dee<7>       44     1993       11,340     0.5       0.073          80
                       1992       17,080     0.4       0.087          81
                       1991       18,499     0.3       0.092          83

                                                  Corporate
                                   Non-Cash       Admin-
OTHER COSTS                        Costs          istration    Exploration
($/oz.)                ---------------------------------------------------
                       1993        $51               $21         $ 9
                       1992        $55               $25         $15
                       1991        $64               $26         $26

                                   Realized
                       --------------------
GOLD PRICES            1993        $359
  ($/oz.)              1992        $348
                       1991        $376


                                                           RESERVES<4>
                                    COSTS                (Homestake Share)
                              ==================    ============================
                                                     Ore
                               Cash        Total     Tons      Grade      Ounces
                     Year     ($/oz.)<2>  ($/oz.)<3> (mil-     (ozs./     (mil-
                                                     lions)     ton)      lions)
                    -----     ------------------    ----------------------------
   UNITED STATES
    Homestake       1993       $268        $288      20.4       0.203       4.1
                    1992       $316        $337      27.0       0.214       5.8
                    1991       $377        $400      29.3       0.202       5.9
    McLaughlin      1993       $196        $303      22.0       0.083       1.8
                    1992       $204        $326      14.3       0.105       1.5
                    1991       $223        $343      15.6       0.113       1.8
    Round           1993       $230        $293      75.6       0.024       1.8
      Mountain<6>   1992       $233        $283      69.1       0.025       1.7
                    1991       $258        $314      72.6       0.026       1.9
    Santa Fe        1993       $269        $358         -           -         -
                    1992       $255        $348       1.7       0.032       0.1
                    1991       $316        $381       3.8       0.034       0.1
    Marigold<7>     1993       $207        $302       5.3       0.034       0.2
                    1992       $231        $350       5.5       0.036       0.2
                    1991       $292        $387       3.2       0.056       0.2
    Mineral
       Hill         1993       $285        $294         -           -         -
                    1992       $280        $369       0.4       0.260       0.1
                    1991       $261        $381       0.4       0.268       0.1
    Pinson<7>       1993       $267        $308       1.3       0.068       0.1
                    1992       $285        $333       1.3       0.064       0.1
                    1991       $253        $287       1.6       0.063       0.1
    Dee<7>          1993       $393        $535       1.7       0.044       0.1
                    1992       $362        $404       2.3       0.049       0.1
                    1991       $332        $389       2.9       0.040       0.1



               MINE                               PRODUCTION
   =========================      =============================================
                                              Tons
               Owner-                         Milled
               ship               Production  (mil-     Grade       Recovery
               (%)<1>   Year      (ozs.)<1>   lions)<1> (ozs./ton)     (%)
   -------------------------      ----------------------------------------------
   CANADA
    Williams    50      1993      246,126     1.3       0.202           95
                        1992      248,460     1.3       0.205           95
                        1991      259,352     1.2       0.227           95
    David Bell  50      1993      107,594     0.3       0.416           95
                        1992      105,256     0.3       0.426           95
                        1991      141,564     0.3       0.570           96
    Quarter
       Claim    25      1993       11,094     0.1       0.255           96
                        1992       16,204     0.1       0.356           97
                        1991       18,585     0.1       0.447           97
    Nickel
       Plate   100      1993       73,908     1.4       0.061           85
                        1992       84,673     1.4       0.073           85
                        1991       91,396     1.3       0.085           85
    Snip<8>     40      1993       59,790     0.1       0.865           92
                22      1992       30,558     0.1       0.923           91
                20      1991       21,335     0.1       0.887           91
    Golden
       Bear    100      1993       28,440     0.1       0.430           90
                        1992       58,224     0.1       0.450           89
                50      1991       28,350     0.1       0.499           89
    Eskay
       Creek   100      1993
        Gold
        Silver

   AUSTRALIA
    Kalgoorlie  50      1993      332,636     5.3       0.074           86
                        1992      349,773     5.1       0.079           86
                        1991      285,560     4.1       0.082           88
   CHILE
    El Hueso<6>100      1993       71,683     3.0       0.040           82
                        1992       70,406     2.7       0.039           82
                        1991       65,356     3.5       0.036           74
   TOTAL PRODUCTION<5>
                        1993    1,917,853       -           -            -
                        1992    1,911,593       -           -            -
                        1991    1,801,295       -           -            -
   MINORITY INTEREST
      SHARE<5>          1993       88,663       -           -            -
                        1992       66,196       -           -            -
                        1991       59,241       -           -            -
   HOMESTAKE SHARE
      OF GOLD<5>        1993    1,829,190       -           -            -
                        1992    1,845,397       -           -            -
                        1991    1,742,054       -           -            -


                                                           RESERVES<4>
                                     COSTS                (Homestake Share)
                              ==================     ===========================
                                                     Ore
                              Cash       Total       Tons      Grade      Ounces
                    Year      ($/oz.)<2> ($/oz.)<3>  (mil-     (ozs./      (mil-
                                                     lions)    tons)      lions)
                   -----      ------------------     ---------------------------
   CANADA
    Williams        1993      $199       $247        17.5      0.170      3.0
                    1992      $186       $238        17.6      0.174      3.1
                    1991      $182       $224        17.6      0.174      3.1
    David Bell      1993      $154       $206         3.2      0.316      1.0
                    1992      $156       $203         3.5      0.321      1.1
                    1991      $113       $166         3.8      0.328      1.2
    Quarter
       Claim        1993      $144       $144         0.3      0.256      0.1
                    1992      $140       $140         0.4      0.254      0.1
                    1991      $105       $105         0.5      0.308      0.2
    Nickel
       Plate        1993      $312       $336         4.8      0.077      0.4
                    1992      $295       $365         5.9      0.076      0.4
                    1991      $332       $351         2.1      0.090      0.2
    Snip<8>         1993      $152       $235         0.2      0.788      0.1
                    1992      $145       $200         0.2      0.831      0.1
                    1991      $178       $243         0.2      0.830      0.1
    Golden Bear     1993      $229       $229           -          -        -
                    1992      $293       $302         0.2      0.515      0.1
                    1991      $313       $369         0.5      0.618      0.3
    Eskay Creek     1993
        Gold                                          0.6      1.910      1.2
        Silver                                                85.500     55.1

   AUSTRALIA
    Kalgoorlie      1993      $230       $270        59.9      0.074      4.4
                    1992      $255       $298        31.6      0.081      2.6
                    1991      $306       $350        34.9      0.085      3.0
   CHILE
    El Hueso<6>     1993      $299       $329         3.2      0.039      0.1
                    1992      $285       $318         3.1      0.039      0.1
                    1991      $322       $422         4.2      0.036      0.1

   TOTAL PRODUCTION<5>
                    1993      $231       $282
                    1992      $248       $303
                    1991      $269       $333
   MINORITY INTEREST
      SHARE<5>      1993         -          -
                    1992         -          -
                    1991         -          -
   HOMESTAKE SHARE
       OF GOLD<5>
                    1993      $231       $282        216.0     N/M        18.4
                    1992      $248       $303        185.3     N/M        17.3
                    1991      $269       $333        195.0     N/M        18.5

   N/M = Not meaningful.
  <1>  Homestake proportionate interest including minority interest.
  <2>  Cash operating costs exclude depreciation, amortization and reclamation accruals.
  <3>  Total production costs exclude corporate, administrative, exploration and general expenses.
  <4>  Proven and probable.
  <5>  Includes production from closed operations not listed.
  <6>  Tons milled equates to tons processed; recovery and grade relate to reusable pad data at Round Mountain and to high grade at El Hueso.
  <7>  Tons milled includes tons leached; grade and recovery relate to mill data.
  <8>  Production and cash costs relate to gold contained in concentrates and recovered from dore.


MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

(Unless specifically stated otherwise, all comments, production statistics, etc. relate to amounts in the consolidated financial statements, including the Company's interest in mining partnerships accounted for using the equity method, without reduction for minority interest.)

  Operating results of the Company improved significantly during 1993 primarily as a result of an increase in gold prices and sales volumes and decreases in both operating and non-operating expenses. The Company had net income of $52.5 million or $0.38 per share in 1993 compared to net losses of $175.8 million or $1.31 per share in 1992 and $261.9 million or $1.98 per share in 1991. The 1993 results include a pretax write-down of oil and gas assets of $16 million compared with pretax write-downs of mining properties and investments of $130.3 million and $172.4 million in 1992 and 1991, respectively. The principal components of these write-downs are described below. The current year results also include restructuring and business combination expenses of $8.2 million compared to restructuring and business combination expenses of $48.4 million in 1992. See note 5 to the consolidated financial statements for details of restructuring and business combination expenses. The 1991 results include restructuring expenses of $13.6 million, a charge of $28.8 million for the cumulative effect of (see Appendix 1: Description of Bar Chart A "Gold Production") a change in accounting for post-retirement benefits and a $25.4 million loss from the discontinued non-gold operations of Homestake Canada Inc. (HCI, formerly International Corona Corporation).

  Following a sharp drop in oil prices at the end of 1993, the Company recorded a write-down of $16 million in the carrying value of the oil and gas reserves associated with the sulphur deposit at Main Pass 299. The Company also conducted its annual mine-by-mine evaluation of the carrying values of its other mining properties and investments during 1993 using an assumed gold price of $360 per ounce and determined that no write-downs were required.

  In conjunction with the 1992 business combination with HCI, the Company reviewed HCI's interest in the Eskay Creek gold project and, based on the Company's assessment of the recoverability of its investment in the Eskay Creek project, recorded write-downs in 1992 and 1991 totaling $176 million. A write-down of $106 million was recorded in 1991 to reflect the effect of discounting the project's estimated future cash flows and estimated gold mineralization that the Company believed would qualify as proven and probable reserves, based on then available geological information. An additional write-down of $70 million was recorded in 1992 primarily to reflect Homestake's estimates at that time of capital costs and future gold prices.

  The Company's annual evaluations of its mining properties and investments also resulted in additional write-downs in 1992 and 1991 of $60.3 million and $66.4 million, respectively. See note 4 to the consolidated financial statements for a summary of these write-downs.

  In December 1993, Prime acquired effectively all of the stock of Stikine in a share exchange and Homestake now owns 54.2% of Prime. Prior to this acquisition Homestake owned 54.3% of Prime and 54.1% of Stikine, each of which had a 50% ownership in the Eskay Creek project. The combination of Prime and Stikine simplifies the ownership and operation of the Eskay Creek project.

  During 1991, HCI completed a corporate restructuring whereby $231.1 million of non-gold assets were transferred to a new public company, Dundee

Bancorp Inc.(Dundee). In exchange, HCI received $87.3 million which was applied to reduce debt, 5.2 million Dundee preference shares valued at $4.5 million and $153.8 million in notes receivable. The notes subsequently were cancelled along with an equivalent dollar value of HCI common shares as part of HCI's restructuring. Costs of $13.6 million associated with this restructuring were expensed in 1991.

GOLD OPERATIONS: The results of the Company's operations are affected significantly by the market price of gold. Gold prices fluctuate and are influenced by numerous factors beyond the Company's control, including expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales by holders and producers of gold in response to such factors. The supply of gold consists of a combination of new mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions and individuals. The Company's current policy is to sell its production at current prices and not enter into arrangements which would establish a price for the sale of its future gold production.

  A significant portion of the Company's gold operations are transacted in Australian and Canadian currencies. Fluctuations in these currencies' exchange rates relative to the U.S. dollar affect the Company's results. In order to minimize the effects of these fluctuations, in 1992 the Company instituted a foreign currency protection program. Under the program the Company enters into foreign currency option contracts which establish minimum and maximum exchange rate ranges within which the U.S. dollar may be exchanged for these currencies. See note 21 to the consolidated financial statements for additional information regarding this program.

  Gold revenues of $688.1 million in 1993 compare with gold revenues of $639.3 million and $628.3 million in 1992 and 1991, respectively. The current year's revenues reflect the sale of more ounces of gold and higher gold prices compared with 1992. Revenues in 1991 reflect the sale of fewer ounces of gold and higher realized prices. Total gold sales volumes in 1993 of 1,983,300 ounces at an average realized price of $359 per ounce compare with 1,945,500 ounces at an average price of $348 in 1992 and 1,759,200 ounces at an average price of $376 in 1991.

(See Appendix 1: Description of Bar Chart B "Gold Revenues".)

  Total gold production of 1,917,900 ounces  in 1993 compares to  1,911,600
ounces in 1992 and 1,801,300 ounces in 1991.   The slight increase in total
ounces produced in 1993 compared to 1992 primarily reflects a 51,000 ounce increase in production at the Homestake mine and the inclusion of 40% (1992
- -22%) of the Snip mine's 1993 production following the consolidation of Prime effective December 31, 1992. These increases were offset partially by a decrease in production from the Golden Bear mine in Canada as a result of the sale of the Company's interest in North American Metals Corp. (NAM) in July 1993. The excess of ounces sold over ounces produced in 1993 resulted in a decline in finished goods gold inventory, primarily in the
United States.   The  Company recorded a pretax profit of  approximately $7 million on the sale of these ounces due to their low carrying value, which was $5.2 million less than their replacement cost based on 1993 average production costs. See note 9 to the consolidated financial statements for details of finished goods gold inventory.




  The Homestake mine benefited from higher ore grades and a slight increase in tons milled, resulting in production of 447,600 ounces in 1993 compared to 396,600 ounces in 1992. Effective December 31, 1993 following completion of a revised mining plan and reevaluation of ore reserves, approximately 25% of the Homestake mine's underground ounces previously categorized as mineable reserves were reclassified to a geological resource. No reduction to the Homestake mine's carrying value resulted from this reclassification.

  During 1993, production at the McLaughlin mine in California increased to 305,300 ounces from 291,100 ounces in 1992 due to improved recoveries and an increase in tons milled, partially offset by a lower grade of ore milled. Effective December 31, 1993 McLaughlin mine ore reserves were adjusted to include 379,000 ounces of gold contained in previously excluded low-grade stockpiles following favorable processing results. As the McLaughlin mine approaches the end of its economic life, future production levels are expected to decline.

  Combined production of 364,800 ounces at the Williams, David Bell and Quarter Claim mines located in the Hemlo mining camp in Canada in 1993 compares to 369,900 ounces in 1992. Ore grades at these operations have been declining slightly as production from the mines more closely approximates the average remaining life-of-mine ore reserve grades. To date this decline has not resulted in any significant increase in cash cost per ounce. However, as grades are expected to decline further, cash cost per ounce can be expected to increase. At the Williams mine, approximately 90% of the reserve tons milled during 1993 were replaced through exploration and definition drilling.

  Production of 332,600 ounces at the Kalgoorlie operations in Australia in 1993 compares to 349,800 ounces in 1992, and reflects slightly higher tons milled offset by slightly lower ore grades. Revision of the Super Pit ore resource and a review of Mt Charlotte reserves expanded proven and probable reserves by 70% during 1993. The Company's share of this increase is approximately two million ounces.

  Production of 93,700 ounces at the Round Mountain mine in Nevada during 1993 is relatively unchanged from 1992 production of 92,600 ounces and reflects higher tonnage at a lower grade. The increase in tonnage and lower grade are due to the completion in late 1992 of the dedicated leach pad which processes the lower grade uncrushed run-of-mine ore. As a result of the completion of the dedicated pad, fewer tons were placed on the reusable leach pad during 1993. The longer leach times on both the reusable and dedicated pads are resulting in higher recoveries.

  The Nickel Plate mine in Canada produced 73,900 ounces in 1993 compared to 84,700 ounces in 1992 as a result of milling lower grade ore stockpiles. During 1993 open-pit mining activities concentrated on accessing more ore through a prestripping campaign which was completed in September 1993.

  Active mining at the Santa Fe mine in Nevada ceased in November 1993 as ore reserves were depleted.

  The largest contributors to the increase in ounces produced in 1992 over 1991 were the Homestake, Kalgoorlie and McLaughlin mines with increases of 77,500 ounces, 64,200 ounces and 28,400 ounces, respectively. The Homestake mine's 1992 increase resulted from the temporary closing of sections of the mine in 1991 to conduct and implement the results of a production and safety review program. The 1992 increase in ounces produced at the Kalgoorlie operations was due to an increase in tons milled while the increase at the McLaughlin mine resulted from higher ore grades and the addition of a flotation circuit. Partially offsetting these increases were declines in production at the Williams, David Bell and Quarter Claim mines due to lower ore grades as production from these operations more closely approximates the average remaining life-of-mine ore reserve grades.

  In 1993, the Company's cash operating costs decreased to $231 per ounce compared to $248 in 1992 and $269 in 1991 as a result of continued emphasis in cost-reduction programs. At the Homestake mine, improved ore grades and cost-cutting programs contributed to a 15% reduction or $48 in cash costs


per ounce. Higher autoclave availability and improved recoveries decreased cash costs per ounce by $8 at the McLaughlin mine. At the Kalgoorlie operations cash costs per ounce decreased by $25, primarily as a result of favorable foreign exchange rates. A moderate decline was achieved on an Australian currency basis.

(See Appendix 1: Description of Bar Chart C "Cash Cost per Ounce".)

  The Company's non-cash costs per ounce were $51, $55 and $64 in 1993, 1992 and 1991, respectively. The decline in non-cash costs per ounce primarily reflects lower depreciation charges as a result of the write-downs of mining properties in 1992 and 1991.

  In early 1994 following completion of a feasibility study, the Company announced it was proceeding with the development of the Eskay Creek project. Preproduction costs of approximately $60 million, including working capital requirements, will be incurred in building a 330 ton-per-day underground mine. A Mine Development Certificate could be granted early in 1994, allowing commercial production to begin by early 1995. The ore from this mine will be sold directly to third-party smelters. Total proven and probable ore reserves at Eskay Creek contain 2.3 million ounces of gold and 102 million ounces of silver. The Company has a 54.2% economic interest in these reserves.

SULPHUR PROJECT: Homestake has a 16.7% interest in the Main Pass 299 sulphur project in the Gulf of Mexico. At December 31, 1993 the Company's share of proved reserves at Main Pass 299 was 11 million long tons of sulphur underlying remaining oil reserves of 3.5 million barrels. In 1993, Homestake invested $1.8 million in the project compared to $21 million and $82.7 million in 1992 and 1991, respectively. Oil and gas operations commenced in late 1991 and sulphur start-up operations began in the second quarter of 1992. Full sulphur production levels of 5,500 tons per day were reached in December of 1993. All gas production is consumed internally in heating water for extraction of sulphur.

  Oil revenues from Main  Pass 299 were  $14.2 million in 1993 compared  to
$22.1 million in 1992 and $1.4 million in 1991. Sulphur sales added $2 million to 1993 project revenues. Oil production peaked in mid-1992 and is expected to continue to decline over the remaining approximate six-year reserve life.

  As a result of lower oil production and lower prices for both oil and sulphur, the Company recorded an operating loss of $9.9 million during 1993 compared to operating income of $4 million in 1992. In addition, at December 31, 1993 the Company recorded a write-down of $16 million based on a decline in the market price of oil.

OTHER REVENUES: In July 1993, the Company sold its 83% interest in NAM, which owns and operates the Golden Bear mine in northwestern British Columbia. As a result of this sale, the Company recognized a $0.5 million pretax gain and a $12.9 million income tax benefit. In the fourth quarter of 1993, the Company sold its 50% interest in the Mineral Hill mine in Montana and recorded a gain of approximately $3.6 million. Interest and dividend income declined to $4.8 million in 1993 compared to $9.9 million in 1992 and $25.3 million in 1991 primarily due to lower cash and short-term investment balances and a decline in interest rates over the three-year period.

DEPRECIATION, DEPLETION AND AMORTIZATION: Depreciation, depletion and amortization declined to $103.4 million in 1993 compared to $117.5 million in 1992 and $117 million in 1991 primarily due to write-downs of mining properties recorded in prior years.


ADMINISTRATIVE AND GENERAL: Administrative and general expenses were $40.6 million in 1993 compared to $48.5 million and $47.4 million in 1992 and 1991, respectively. The decline in administrative and general expenses primarily is due to the 1992 (see Appendix 1: Description of Bar Chart D "Administrative and General Costs") restructuring following the business combination with HCI, partially offset by one-time charges associated with restructuring the Company's banking arrangements, litigation expenses and other non-recurring items.

EXPLORATION: Exploration expense in 1993 decreased to $17.5 million from $27.8 million and $47.4 million in 1992 and 1991, respectively, reflecting the Company's approach of concentrating on fewer, higher quality projects. Exploration expense is expected to increase slightly in 1994. The Company anticipates spending $4 million in 1994 for delineation drilling on the Ruby Hill property near Eureka, Nevada.

INTEREST EXPENSE: Interest expense was $9.1 million in 1993 compared to $13.4 million in 1992 and $11.9 million in 1991. Capitalization of interest costs related to the development of certain assets amounted to $3.5 million and $14.9 million in 1992 and 1991, respectively. The decline in interest expense in 1993 from 1992 primarily results from the repayment of $37 million and $50 million of debt in August and December 1992, respectively. The average rate of interest on the Company's long-term debt was 5.1% at December 31, 1993 compared with 4.5% and 7.6% at December 31, 1992 and 1991, respectively.

INCOME TAXES: In 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". In adopting SFAS 109, the Company provided a full valuation reserve on a significant portion of its deferred tax assets. The effect on net income of adoption of SFAS 109 was not material and did not result in the recording of a cumulative effect for adopting this accounting principle.

LIQUIDITY AND CAPITAL RESOURCES

Homestake's cash and equivalents and short-term investments increased by $63.6 million to $134.7 million in 1993. Homestake's working capital at the end of 1993 was $133.9 million compared to $23.5 million at the end of 1992. The increases in cash and equivalents and working capital during 1993 reflect the strong cash flows generated from operations and the repayment of debt. Cash provided by operations in 1993 amounted to $169.8 million compared to $77.4 million in 1992.

  During 1992, the Company sold $115.3 million of short-term investments compared to $102.4 million in 1991. Funds raised from the sale of the short-term investments in these years were used for the repayment of debt and for additions to property, plant and equipment.

  Additions to property, plant and equipment were $57.8 million in 1993 compared to $63.5 million and $166.5 million in 1992 and 1991, respectively. Additions in 1993 included $18.8 million primarily for deferred stripping at the Nickel Plate mine and $11.8 million for the open-pit expansion at the Homestake mine. Additions in 1992 included $13.7 million at the Kalgoorlie operations and additions in 1991 included $25.8 million at the Kalgoorlie operations and $12.5 million at the Homestake mine. The remaining expenditures during these years primarily were for replacement capital to maintain existing production capacity and for the Main Pass sulphur project expenditures discussed above.



  In addition to replacement capital at existing operations, during 1994 capital expenditures of $12.5 million are planned at the Kalgoorlie operations for mill expansions and approximately $37 million of capital expenditures are planned for development at the Eskay Creek project.

  During 1993, primarily as a result of the exercise of stock options, the Company issued 722,000 shares for proceeds of $11.6 million. Prime sold the 395,000 shares of Homestake stock it owned for net proceeds of $6.4 million. In July 1993, the Company redeemed at par the 419,000 HCI Series 1 second preference shares then outstanding.

  Through a series of transactions from 1989 to 1992, the Company acquired 54.3% of Prime's and 54.1% of Stikine's common shares. See notes 2 and 19 to the consolidated financial statements.

  In 1991, HGAL sold additional common stock. The total proceeds of $63.5 million ($56.3 million of which was invested by Homestake) were used to repay HGAL's bank debt and provide funds for capital projects.

  On June 23, 1993 the Company sold $150 million of 5.5% convertible subordinated notes maturing June 23, 2000. Interest on the notes is payable semi-annually beginning December 23, 1993. The notes are convertible into the Company's common shares at a rate of $23.06 per common share and are redeemable by the Company in whole at any time on or after June 23, 1996. Proceeds from the notes were used to retire existing gold loans and other long-term debt.

  Current liabilities of $104.4 million at December 31, 1993 are $51.5 million lower than at December 31, 1992 primarily reflecting repayment of gold loans and other long-term debt during the year. The Company has no significant required debt repayments until the convertible notes mature in the year 2000.

  The Company has planned $16.1 million of reclamation-related expenditures during 1994 at its discontinued uranium facility at Grants, New Mexico. In accordance with the Energy Policy Act of 1992, the United States Department of Energy is responsible for funding 51% of all past and future reclamation expenditures at this facility. The total cost for reclamation at Grants is estimated to be $59.2 million of which $25.9 million had been incurred to December 31, 1993. The estimated cost of $33.3 million to complete reclamation activities at the Grants facility, after considering government funding, is fully provided in the financial statements at December 31, 1993. See note 20 to the consolidated financial statements for details of the Grants reclamation program and related government funding.

  In 1993, the Company entered into a new $150 million revolving credit facility. This facility provides for borrowings denominated in U.S. dollars, Canadian dollars, gold loans or combination of these. Among other things, the agreement includes a minimum consolidated net worth requirement and a minimum fixed charge coverage ratio. No amounts have been borrowed under this facility.

  In January 1993, the Company reduced its regular quarterly dividends from $0.05 to $0.025 per share. Total common share dividends paid by Homestake were $13.7 million in 1993 compared to $23.6 million in 1992 and $19.9 million in 1991.

  On February 23, 1994 Prime entered into an underwriting agreement to issue five million special warrants which are exchangeable for five million common shares of Prime. Net proceeds from this issue of approximately $33 million will be used to fund a portion of the Eskay Creek project development costs. When completed this issue will reduce the Company's interest in Prime from 54.2% to 50.6%.

  The Company believes that the combination of cash, investments, available lines of credit and future cash flows from operations will be sufficient to meet normal operating requirements, debt repayments and anticipated dividends.

  For discussion of certain  environmental matters, see notes 6 and 20   to
the consolidated financial statements.



 CONSOLIDATED BALANCE SHEETS
 Homestake Mining Company and Subsidiaries

   December 31, 1993 and 1992
   (In thousands, except per share amount)

						   																																		           1993            1992
   --------------------------------------------------------------------------
   ASSETS
   Current Assets:
    Cash and equivalents                            $134,719          $54,208
    Short-term investments                                             16,856
    Receivables                                       28,649           22,157
    Inventories                                       66,539           78,046
    Other                                              8,303            8,085
                                                  ----------       ----------
       Total current assets                          238,210          179,352
   Property, Plant and Equipment:
    Cost                                           1,540,218        1,531,840
    Accumulated depreciation, depletion and
      amortization                                  (709,990)        (620,252)
                                                  ----------       ----------
        Net property, plant and equipment            830,228          911,588

   Investments and Other Assets:
    Non-current investments                           20,632           25,112
    Other assets                                      32,180           29,117
                                                  ----------       ----------
        Total investments and other assets            52,812           54,229
                                                  ----------       ----------
   Total Assets                                   $1,121,250       $1,145,169
                                                  ==========       ==========




                                                       1993            1992
   --------------------------------------------------------------------------
   LIABILITIES AND SHAREHOLDERS' EQUITY
   Current Liabilities:
    Accounts payable                              $   33,002      $    38,434
    Accrued liabilities                               57,747           65,603
    Income and other taxes payable                     9,816           10,274
    Current portion of long-term debt and
       gold loans                                      3,785           41,583
                                                   ---------       ----------
        Total current liabilities                    104,350          155,894

   Long-Term Liabilities:
    Long-term debt                                   189,191           65,209
    Gold loans                                                        139,965
    Other long-term obligations                       93,674           88,002
                                                   ---------       ----------
        Total long-term liabilities                  282,865          293,176

   Deferred Income Taxes                             164,030          162,587

   Minority Interest in Consolidated Subsidiaries:
     Redeemable preferred stock                                        15,941
     Other                                            54,761           52,133
                                                   ---------       ----------
          Total minority interest                     54,761           68,074

   Shareholders' Equity:
    Capital stock, $1 par value per share:
          Preferred - 10,000 shares authorized;
             no shares outstanding
          Common - 250,000 shares authorized;
             shares outstanding:
          1993 - 137,494; 1992 - 136,772             137,494          136,772
    Additional paid-in capital                       334,737          322,688
    Retained earnings                                 52,495           14,592
    Accumulated currency translation adjustments      (5,620)           1,133
    Other                                             (3,862)          (9,747)
                                                  ----------       ----------
          Total shareholders' equity                 515,244          465,438
                                                  ----------       ----------
   Total Liabilities and Shareholders' Equity     $1,121,250       $1,145,169
                                                  ==========       ==========

   Commitments and Contingencies - see notes 20 and 21.

   See notes to consolidated financial statements.




 STATEMENTS OF CONSOLIDATED OPERATIONS
 Homestake Mining Company and Subsidiaries

 For the years ended December 31, 1993, 1992 and 1991
 (In thousands, except per share amounts)

                                           1993          1992          1991
   --------------------------------------------------------------------------
   Revenues:
     Product sales                       $703,505      $659,646      $625,458
     Interest and dividends                 4,832         9,892        25,262
     Equity earnings                          795         2,474         4,242
     Other income                          13,096        11,508        16,638
                                         --------      --------      --------
                                          722,228       683,520       671,600
   Costs and Expenses:
     Production costs                     454,623       470,374       468,107
     Depreciation, depletion and
       amortization                       103,377       117,483       116,993
     Administrative and general expenses   40,553        48,514        47,405
     Exploration expense                   17,457        27,798        47,440
     Interest expense                       9,147        13,420        11,923
     Other expenses                         4,492         5,694           413
     Write-downs of mining properties
        and investments                    16,032       130,290       172,357
     Restructuring and business
       combination expenses                 8,151        48,442        13,630
                                         --------     ---------     ---------
                                          653,832       862,015       878,268

   Income (Loss) from Continuing Operations
    Before Taxes and Minority Interest     68,396      (178,495)     (206,668)
   Income and Mining Taxes                (12,775)        2,889        (5,582)
   Minority Interest                       (3,127)         (230)        4,494
                                         --------     ---------     ---------
   Income (Loss) from Continuing
     Operations                            52,494      (175,836)     (207,756)
   Loss from Discontinued Operations                                  (25,359)
                                         --------     ---------     ---------
   Income (Loss) Before Cumulative Effect  52,494      (175,836)     (233,115)
   Cumulative Effect of Change in
    Accounting for Post-retirement Benefits                           (28,800)
                                         --------     ---------     ---------
   Net Income (Loss)                      $52,494     $(175,836)    $(261,915)
                                         ========     =========     =========
   Per Share Amounts:
     Income (loss) from continuing
        operations                        $  0.38      $  (1.31)     $  (1.57)
     Loss  from discontinued operations                                 (0.19)
     Cumulative effect of change in
        accounting for post-retirement
        benefits                                                        (0.22)
                                         --------      --------      --------
   Net Income (Loss) Per Share            $  0.38      $  (1.31)     $  (1.98)
                                         ========      ========      ========

   Average Shares Used in the
     Computation                          137,046       135,221       132,110
                                         ========      ========      ========

   See notes to consolidated financial statements.


STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
Homestake Mining Company and Subsidiaries

For the years ended December 31, 1993, 1992 and 1991
(In thousands)

                                                     Additional
                                           Common       Paid-in      Retained
                                            Stock       Capital      Earnings
                                        ---------    ----------     ---------
Balances,
 December 31, 1990                       $131,951      $422,618      $516,419
    Net loss                                                         (261,915)
    Preference share dividends                                         (4,188)
    Common share dividends paid by:
      Homestake                                                       (19,857)
      Homestake Canada Inc. (HCI)                                     (14,573)
    Exercise of stock options                 276         3,902
    Stock issued:
      Employee savings plan                    75         1,197
      Other                                    23           801
    Restructuring of HCI                               (143,223)
    Conversion of HCI
      preference shares                                  40,334
    Currency translation
      adjustments
    Change in unrealized loss
      on mining securities
    Other
                                         --------      --------     ---------
Balances,
 December 31, 1991                        132,325       325,629       215,886
    Net loss                                                         (175,836)
    Preference share dividends                                         (1,834)
    Common share dividends paid by
      Homestake                                                       (23,624)
    Redemption of HCI preference
      shares for common stock               4,271        (4,271)
    Exercise of stock options                  16            86
    Stock issued to employee
      savings plan                             45           560
    Currency translation
      adjustments
    Other                                     115           684
                                          -------       -------      --------
Balances,
 December 31, 1992                        136,772       322,688        14,592
    Net income                                                         52,494
    Preference share dividends                                           (885)
    Common share dividends                                            (13,706)
    Sale of Homestake stock held
      by Prime                                            1,155
    Exercise of stock options                 686        10,397
    Stock issued to employee
      savings plan                             36           492
    Currency translation
      adjustments
    Other                                                     5
                                         --------      --------      --------
Balances,
 December 31, 1993                       $137,494      $334,737       $52,495
                                         ========      ========      ========

                                      Accumulated
                                         Currency
                                      Translation      Treasury
                                      Adjustments         Stock
                                      -----------    ----------
Balances,
 December 31, 1990                         $5,405         $(551)
    Net loss
    Preference share dividends
    Common share dividends paid by:
      Homestake
      Homestake Canada Inc. (HCI)
    Exercise of stock options
    Stock issued:
      Employee savings plan                                 156
      Other                                                 395
    Restructuring of HCI
    Conversion of HCI
      preference shares
    Currency translation
      adjustments                           2,565
    Change in unrealized loss
      on mining securities
    Other
                                         --------      --------
Balances,
 December 31, 1991                          7,970             -
    Net loss
    Preference share dividends
    Common share dividends paid by
      Homestake
    Redemption of HCI preference
      shares for common stock
    Exercise of stock options
    Stock issued to employee
      savings plan
    Currency translation
      adjustments                          (6,837)
    Other
                                          -------       -------
Balances,
 December 31, 1992                          1,133             -
    Net income
    Preference share dividends
    Common share dividends
    Sale of Homestake stock held
      by Prime
    Exercise of stock options
    Stock issued to employee
      savings plan
    Currency translation
      adjustments                          (6,753)
    Other
                                         --------     ---------
Balances,
 December 31, 1993                       $ (5,620)           -
                                         ========     =========

                                            Other         Total
                                         --------     ---------
Balances,
 December 31, 1990                       $(17,148)   $1,058,694
    Net loss                                           (261,915)
    Preference share dividends                           (4,188)
    Common share dividends paid by:
      Homestake                                         (19,857)
      Homestake Canada Inc. (HCI)                       (14,573)
    Exercise of stock options                             4,178
    Stock issued:
      Employee savings plan                               1,428
      Other                                               1,219
    Restructuring of HCI                               (143,223)
    Conversion of HCI
      preference shares                                  40,334
    Currency translation
      adjustments                                         2,565
    Change in unrealized loss
      on mining securities                 10,654        10,654
    Other                                     326           326
                                         --------      --------
Balances,
 December 31, 1991                         (6,168)      675,642
    Net loss                                           (175,836)
    Preference share dividends                           (1,834)
    Common share dividends paid by
      Homestake                                         (23,624)
    Redemption of HCI preference
      shares for common stock                                 -
    Exercise of stock options                               102
    Stock issued to employee
      savings plan                                          605
    Currency translation
      adjustments                                        (6,837)
    Other                                  (3,579)       (2,780)
                                         --------      --------
Balances,
 December 31, 1992                         (9,747)      465,438
    Net income                                           52,494
    Preference share dividends                             (885)
    Common share dividends                              (13,706)
    Sale of Homestake stock held
      by Prime                              4,258         5,413
    Exercise of stock options                            11,083
    Stock issued to employee
      savings plan                                          528
    Currency translation
      adjustments                                        (6,753)
    Other                                   1,627         1,632
                                         --------     ---------
Balances,
 December 31, 1993                        $(3,862)     $515,244
                                         ========     =========

See notes to consolidated financial statements.


STATEMENTS OF CONSOLIDATED CASH FLOWS
Homestake Mining Company and Subsidiaries

For the years ended December 31, 1993, 1992 and 1991
(In thousands)

                                             1993          1992          1991
                                          -------      --------     ---------
Cash Flows From Operations:
 Income (loss) from continuing operations $52,494     $(175,836)    $(207,756)
 Reconciliation to net cash provided by
   continuing operations:
   Depreciation, depletion and
      amortization                        103,377       117,483       116,993
   Write-downs of mining properties and
      investments                          16,032       130,290       172,357
   Loss (gain) on disposal of assets       (7,974)      (12,456)          179
   Deferred income taxes                    2,583       (11,121)       (2,914)
   Other non-cash items - net              11,849         9,525        11,665
   Effect of changes in operating working
      capital items:
      Receivables                         (18,993)       12,096        15,670
      Inventories                          10,357        12,933       (17,574)
      Accounts payable                     (4,009)      (10,424)        9,028
      Accrued liabilities and taxes payable 4,877         8,408        (8,298)
      Other                                  (765)       (3,521)        3,162
                                         --------      --------      --------
 Net cash provided by continuing
   operations                             169,828        77,377        92,512
 Net cash used by discontinued operations                              (1,903)
                                         --------      --------      --------
 Net cash provided by operations          169,828        77,377        90,609
                                         --------      --------      --------
Investment Activities:
 Decrease in short-term investments        16,739       115,334       102,385
 Decrease (increase) in other investments   1,060           849       (29,274)
 Additions to property, plant and
   equipment                              (57,825)      (63,453)     (166,458)
 Proceeds from sale of assets               9,649        11,858           610
 Cash from consolidation of Prime and
   Stikine                                                6,411
 Investing activities of discontinued
   operations and other                                                 5,831
                                          -------      --------      --------
 Net cash provided (used) by investment
   activities                             (30,377)       70,999       (86,906)
                                          -------      --------      --------
Financing Activities:
 Borrowings                               146,074       115,239        55,880
 Debt repayments                         (194,037)     (215,251)     (110,678)
 Dividends paid by Homestake              (13,706)      (23,624)      (19,857)
 Dividends paid by Homestake
   Canada Inc.(HCI)                          (885)       (1,834)      (18,761)
 Redemption of HCI preferred shares       (15,810)       (4,727)       (4,462)
 Common shares issued                      11,611           321         1,164
 Sale of Homestake stock held by Prime      6,361
 Treasury stock issued                                      200         5,150
 Stock issued by subsidiary                                             7,187
 Net cash provided by HCI's 1991
   restructuring                                                        2,222
 Other                                      1,452           126           356
                                         --------       -------       -------
 Net cash used by financing activities    (58,940)     (129,550)      (81,799)
                                         --------       -------       -------
Net Increase (Decrease) in Cash and
 Equivalents                               80,511        18,826       (78,096)
Cash and Equivalents, January 1            54,208        35,382       113,478
                                         --------       -------       -------
Cash and Equivalents, December 31        $134,719       $54,208       $35,382
                                         ========       =======       =======

See notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Homestake Mining Company and Subsidiaries
(All tabular amounts in thousands)

NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

   The consolidated financial statements include Homestake Mining Company (the Company or Homestake) and its majority-owned subsidiaries and their undivided interests in joint ventures after elimination of intercompany amounts. At December 31, 1993 the Company owned 81.5% of Homestake Gold of Australia Limited (HGAL) and 54.2% of Prime Resources Group Inc. (Prime) with the remaining interests reflected as minority interest in the consolidated financial statements. Undivided interests in gold mining operations (the Round Mountain and Mineral Hill mines in the
   United States; HGAL's interests in the gold mining operations in Kalgoorlie, Western Australia; Homestake Canada Inc.'s interest in the Williams and David Bell mines in Canada; and Prime's interest in the Snip mine in Canada) and in the sulphur and oil recovery operations in the Gulf of Mexico are reported using pro rata consolidation whereby the Company reports its proportionate share of assets, liabilities, income and expenses. Investments in gold mining venture partnerships over which the Company exercises significant influence, principally the Dee, Pinson and Marigold mines in Nevada, are reported using the equity method.

   CASH AND EQUIVALENTS include all highly-liquid investments with a maturity of three months or less at the date of purchase. The Company places its cash and cash equivalents with various financial institutions located principally in North America and Australia. The Company believes that no concentration of credit risk exists with respect to cash and cash equivalents.

   INVENTORIES, including gold, ore stockpiles and supplies, are stated at the lower of cost or net realizable value. The cost of gold produced by United States operations is determined principally by the last-in, first-out method (LIFO). The cost of other inventories is determined primarily by averaging methods.

   EXPLORATION COSTS, including those incurred through joint ventures, are expensed as incurred.

   PREOPERATING  AND DEVELOPMENT  COSTS  relating  to  new mines  and  major
   programs at existing mines  are capitalized.   Ordinary mine  development
   costs to maintain production are expensed as incurred.

   DEPRECIATION, DEPLETION AND AMORTIZATION of mining properties, mine development costs and major plant facilities is computed principally by the units-of-production method based on estimated proven and probable ore reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. Such estimates are based on current and projected costs and prices. Other equipment and plant facilities are depreciated by straight-line or accelerated methods principally over estimated useful lives of three to ten years.

   PROPERTY EVALUATION: Recoverability of investments in operating mines is evaluated annually. Estimated future net cash flows from each mine are calculated using estimates of proven and probable reserves, estimated future prices (considering historical and current prices, price trends and related factors) and operating capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each mine are recorded to the extent the remaining investment exceeds the estimate of future net cash flows.

      Recoverability of the carrying values of non-operating properties is evaluated annually based upon estimated future net cash flows from each property determined as described above using estimates of contained mineralization, which represent estimated mineralization expected to be classified as proven and probable reserves, based upon geological delineation to date, upon completion of a feasibility study. In addition, estimated future net cash flows may be reduced by a discount factor after considering the uncertainties inherent in developing non-operating properties for which a feasibility study has not been completed, the length of time before mining operations may begin, and the expected complexity of each individual mining plan. The discount factor is based principally upon the Company's composite United States borrowing rate as well as other factors affecting the risk of developing such properties. Reductions in the carrying value of each property are recorded to the extent that the Company's carrying value in each property exceeds its estimate of future net cash flows.




      Undeveloped  properties  upon  which  the Company  has  not  performed
   sufficient   exploration   work   to   determine   whether    significant
   mineralization exists are carried at original acquisition cost.

   RECLAMATION COSTS and related accrued liabilities, which are based on the Company's interpretation of current environmental and regulatory requirements, are accrued and expensed over the operating life of the mine, principally by the units-of-production method.

   NON-CURRENT INVESTMENTS, which include mining securities, are carried at the lower of cost or market. Realized gains and losses are included in determining net income or loss. Unrealized losses are reported as a reduction in shareholders' equity, except that declines in market value judged to be other than temporary are recognized in determining net income or loss.

   PRODUCT SALES are recognized when products are delivered.

   INCOME  TAXES:   The  Company  adopted  the  provisions  of Statement  of
   Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," effective as of January 1, 1993. SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year. Mining taxes represent Canadian taxes levied on mining operations.

   FOREIGN CURRENCY: Substantially all assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the end of each period. Income and expenses are translated at the average exchange rate for the year. Accumulated currency translation adjustments are included as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in the determination of net income (loss).

   GOLD LOANS are recorded at the currency amount borrowed. Gains or losses on gold loans that provide an effective hedge of revenues from future production are recognized in revenue when the related production is delivered. Gains or losses on conversion of gold loans to currency loans and on early repayment of gold loans are recognized in revenue over the original repayment periods of the gold loans.

   PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS: Pension costs related to United States employees are determined using the projected unit credit actuarial method. Pension plans are funded through annual contributions. In addition, the Company provides medical and life insurance benefits for certain retired employees and accrues the cost of such benefits over the period in which active employees become eligible for the benefits. The cost of the post-retirement medical and life insurance benefits are paid at the time the services are provided.

   NET INCOME (LOSS) PER SHARE is computed by dividing net income less preferred stock dividends by the weighted average number of common shares and common share equivalents outstanding during the year. The exercise of stock options would not result in a material dilution of earnings per share.

NOTE 2:  ACQUISITIONS

   HCI: On July 22, 1992 Homestake acquired all of the common shares and first preference shares of International Corona Corporation (Corona), a publicly traded Canadian gold producer. In December 1992, Corona's name was changed to Homestake Canada Inc. (HCI). Homestake issued 0.35 of a Homestake common share for each HCI common share, 0.54 of a Homestake common share and $0.42 cash for each HCI Series A first preference share and 1.08 Homestake common shares for each HCI Series C first preference share. Homestake issued a total of 37.2 million Homestake common shares and paid approximately $0.5 million in cash in acquiring 100% of the common and first preference shares. This business combination has been accounted for as a pooling of interests.

   PRIME AND STIKINE: In December 1993, Prime acquired effectively all of the stock of Stikine Resources Ltd. (Stikine) through a share exchange. This transaction was accounted for as a corporate reorganization of companies under common control. Prime and Stikine each have a 50% interest in the Eskay Creek project. The Company now owns 54.2% of the




   common stock of Prime. Prior to this transaction, Homestake's effective ownership in Prime and Stikine was 54.3% and 54.1%, respectively.

      On June 30, 1992 HCI purchased 419,475 Stikine common shares from the minority shareholders of Stikine in exchange for 419,475 HCI Series 1 second preference shares (Series 1 shares). As a result, HCI increased its investment in the Eskay Creek project by approximately $24.9 million. Based on Homestake's assessment of the recoverable value of the indirect investment in the Eskay Creek project, Homestake recorded a second quarter 1992 write-down of $16 million of this additional investment (see note 4). As a result of HCI's June 1992 acquisition of the Stikine common shares, the Company's ownership of Stikine increased above 50% and therefore, the Company consolidated Stikine in its financial statements as of that date.

      Each Series 1 share was entitled to a quarterly dividend of approximately $1.10. At December 31, 1992, 419,475 Series 1 shares were outstanding, including 130,000 shares which were acquired by Prime during the third quarter of 1992. Minority interest in consolidated subsidiaries at December 31, 1992 includes $15.9 million representing the Series 1 shares outstanding, net of shares held by Prime. In July 1993, all of the Series 1 shares were redeemed at par for cash of $54.61 per share, plus unpaid dividends.

      In December 1992, HCI acquired two million common shares of Prime for $3.2 million cash, representing 4.4% of Prime's shares then outstanding. As a result of this transaction, Homestake owned in excess of 50% of Prime's common shares and consolidated Prime in its financial statements effective December 31, 1992.

NOTE 3:  SALES OF MINING OPERATIONS

   NAM: In July 1993, the Company sold its 83% interest in North American Metals Corp. (NAM), the company which owns and operates the Golden Bear mine, for approximately $1 million plus a retained royalty interest. The Company recorded a $0.5 million pretax gain and a $12.9 million tax benefit on the disposal.

   MINERAL HILL: In November 1993, the Company sold its 50% interest in the Mineral Hill gold mine in Montana for $4 million in cash and 140,000 common shares of TVX Gold Inc. (TVX). The Company retained a royalty interest on the exploration lands and received an indemnification from TVX for all past, present and future reclamation requirements. A gain of $3.6 million, which is included in other income, was recorded on the disposal.

NOTE 4:  WRITE-DOWNS OF MINING PROPERTIES AND INVESTMENTS

   As discussed in note 1, the Company performs annual property evaluations to assess the recoverability of its mining properties and investments. In 1993, 1992 and 1991, the Company determined that based upon
   estimates  of  proven  and  probable   reserves,  low  sales  prices  and
   operating costs at certain locations, it would not fully recover its investment in certain properties. The following is a summary of the write-downs recorded as a result of these evaluations:

                                             1993       1992       1991
   ------------------------------------------------------------------------
   Canada:
     Eskay Creek project                             $70,000   $106,000
     Golden Bear mine                                  7,088     19,936
     Other mining securities
       and properties                                  5,374     18,877
   United States:
     McLaughlin mine                                  15,422
     Mineral Hill mine                                10,545
     Whitewood Creek project                           9,173
     Main Pass 299 oil and gas property   $16,032
     Other properties                                  9,145
   Latin America:
     El Hueso mine                                               16,000
     Other mining securities                           3,543
   Australia:
     Kalgoorlie operations                                        7,402
     Fortnum mine                                                 4,142
                                       --------------------------------
                                          $16,032   $130,290   $172,357

                                       ================================



      The Company owns a 16.7% undivided interest in the Main Pass 299 sulphur project located in the Gulf of Mexico. Oil and gas production associated with the Main Pass 299 sulphur project commenced in late 1991 and sulphur start-up operations began in the second quarter of 1992. Full production levels for sulphur were reached in December of 1993. In the fourth quarter of 1993, the Company recorded a $16 million write-down of its investment in the oil and gas property at the Main Pass 299 sulphur project due to a decline in oil prices.

      Based on Homestake's assessment of the recoverable value of its investment in the Eskay Creek project, in 1992 and 1991 the Company recorded a total of $176 million of write-downs of its investments in Prime and Stikine, the holders of the Eskay Creek project. A write-down of $106 million was recorded as of December 31, 1991 to reflect the effect of discounting the project's estimated future cash flows and gold mineralization that the Company believed would qualify as proven and probable reserves. An additional write-down of $54 million was recorded in 1992 at the time of the acquisition of HCI to reflect Homestake's capital cost estimates and estimates of future gold prices. Also, as discussed in note 2, on June 30, 1992 HCI increased its investment in Stikine by approximately $24.9 million and Homestake recorded a second quarter 1992 write-down of $16 million on this additional investment.

      In 1991, the Company also  concluded that it would not recover  any of
   its  investment  in  certain  Canadian  mining  company  securities   and
   recorded a write-down of $18.9 million of such investments.

NOTE 5:  RESTRUCTURING AND BUSINESS COMBINATION EXPENSES

   In 1993, the Company offered a second early retirement and work force reduction program at the Homestake mine and recorded a charge primarily for additional pension and post-retirement medical costs. Also in 1993, the Company recorded restructuring charges for the reorganization of HGAL, including the relocation of HGAL's principal office, and for business combination expenses related to the merger of Prime and Stikine (see note 2).

      Concurrent with the business combination with HCI in 1992, the Company announced a major corporate restructuring of its North American operations. The restructuring included the consolidation of many administrative and exploration activities, the closure of several existing offices and initiation of an early retirement and work force reduction program at the Homestake mine.

      During 1991, HCI completed a corporate restructuring whereby $231.1 million of non-gold assets were transferred to a new public company, Dundee Bancorp Inc. (Dundee), in exchange for $87.3 million which was applied to reduce debt, 5.2 million Dundee preference shares valued at $4.5 million and $153.8 million in notes receivable, which were subsequently cancelled along with an equivalent dollar value of HCI common shares as part of the restructuring. The non-gold assets transferred, which included oil and gas, base metals and industrial mineral interests, have been reflected as discontinued operations in the consolidated statement of operations for 1991. Net cash provided by the restructuring amounted to $2.2 million. Costs of $13.6 million associated with the restructuring were expensed during 1991.

      A summary of the amounts recorded for restructuring and business combination expenses is as follows:

                                             1993       1992       1991
   ---------------------------------------------------------------------

   Homestake mine work force reduction
     costs                                 $5,770    $ 7,000
   Business combination  transaction costs    528      9,666
   Severance, lease terminations and
      other restructuring costs             1,853     29,456    $13,630
   Financing costs                                     2,320
                                           ----------------------------
                                           $8,151    $48,442    $13,630
                                           ============================


NOTE 6:  DISCONTINUED OPERATIONS

   HCI NON-GOLD OPERATIONS: HCI's non-gold assets and related operations, which were transferred to Dundee as part of HCI's 1991 restructuring, have been accounted for as discontinued operations in the consolidated financial statements (see note 5). Summarized results of HCI's discontinued non-gold operations for 1991 include revenues of $6.5 million, a pretax operating loss of $26.3 million and a net loss of $25.4 million.

   URANIUM: During 1990, the Company closed its New Mexico uranium production facilities and discontinued its uranium business. Other assets (non-current) at December 31, 1993 and 1992 include $13.6 million and $14.1 million, respectively, of long-term receivables and other assets related to uranium operations. Accrued reclamation costs include amounts related to uranium (see notes 15 and 20).

NOTE 7:  INCOME TAXES

   Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The adoption of this standard changes the criteria for recognition and measurement of deferred tax assets and certain other requirements of SFAS 96. The standard was adopted on a prospective basis and amounts presented for prior years have not been restated. The effect on net income of adoption of SFAS 109 was not material and did not result in the recording of a cumulative effect for adopting this principle.

      The provision (credit) for income and mining taxes consists of the following:

                                            1993       1992       1991
   ----------------------------------------------------------------------
   Current:
     Income taxes:
        Federal                          $(2,465)  $   (513)  $ (4,296)
        State                                105        305       (485)
        Canadian                           1,177      1,936      9,165
        Other foreign                      1,013        185        156
                                        -------------------------------
                                            (170)     1,913      4,540
     Canadian mining taxes                10,287      6,319     12,332
                                        -------------------------------
     Total current taxes                  10,117      8,232     16,872
                                        -------------------------------
   Deferred:
     Income taxes:
        Federal                            3,639    (11,040)   (21,592)
        State                                 95       (601)       125
        Canadian                           2,203     (3,364)    12,827
        Other foreign                                  (262)
                                        -------------------------------
                                           5,937    (15,267)    (8,640)
     Canadian mining taxes                (3,279)     4,146     (2,650)
                                        -------------------------------
     Total deferred taxes                  2,658    (11,121)   (11,290)
                                        -------------------------------
   Total income and mining taxes
     (benefit)                           $12,775   $ (2,889)  $  5,582
                                        ===============================

     The provision for income taxes is based on pretax income (loss) from continuing operations before minority interest as follows:

                                            1993       1992       1991
     -------------------------------------------------------------------
     United States                       $ 6,222  $ (86,278) $ (60,943)
     Canada                               41,434    (91,989)   (97,517)
     Other foreign                        20,740       (228)   (48,208)
                                        -------------------------------
                                         $68,396  $(178,495) $(206,668)
                                        ===============================



Deferred tax liabilities and assets on the balance sheet as of December 31, 1993 relate to the following:

                                                                  1993
   ---------------------------------------------------------------------
   Deferred tax liabilities
     Depreciation and other resource property differences:
        United States                                         $ 65,194
        Canada - Federal                                        56,289
        Canada - Provincial                                     84,032
        Australia                                                5,373
                                                              ---------
                                                               210,888
     Other                                                      22,397
                                                              ---------
        Gross deferred tax liabilities                         233,285
                                                              ---------
   Deferred tax assets
     Tax loss carry-forwards:
        Canada - Federal                                        17,387
        Canada - Provincial                                      5,655
        Australia                                                5,682
        Chile                                                   15,564
                                                              ---------
                                                                44,288
                                                              ---------
     Reclamation costs:
        United States                                           13,630
        Other                                                    1,949
                                                              ---------
                                                                15,579

     Employee benefit costs                                     23,699
     Lease obligations not currently deductible                  2,683
     Foreign tax credit carry-forwards                           2,442
     Alternative minimum tax credit carry-forwards              12,423
     Reorganization costs                                        2,103
     Other                                                      18,104
                                                              ---------
   Gross deferred tax assets                                   121,321
   Deferred tax asset valuation allowances                     (52,066)
                                                              ---------
   Net deferred tax assets                                      69,255
                                                              ---------
   Net deferred tax liability                                 $164,030
                                                              =========

      Deferred tax assets and liabilities in the current period balance sheet are classified in accordance with SFAS 109, which generally requires the classification be based on the related asset or liability creating the deferred tax. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal. A valuation allowance of $52.1 million has been recognized to offset certain related deferred tax assets due to management's uncertainty of realizing the benefits of these items.

      Major items causing the Company's income tax provision (credit) to differ from the federal statutory rate of 35% in 1993 and 34% in 1992 and 1991 were:

                                           1993       1992       1991
     -------------------------------------------------------------------
     Income tax at statutory rate       $ 23,938   $(60,689)  $(70,267)
     Nondeductible write-downs                       32,122     52,183
     Percentage depletion                (14,401)    (6,216)    (5,511)
     Earnings in foreign jurisdictions
        taxed at different rates          (1,440)    (2,433)      (731)
     State income taxes,
        net of federal benefit               130       (245)      (238)
     Tax relating to reorganizations       4,387      6,596      7,332
     Unrealized minimum tax credits       23,844     10,617
     Other nondeductible losses            3,757      3,539     16,091
     Deferred tax assets not recognized
        in prior years                   (36,706)
     Foreign taxes withheld                2,669
     Other, net                             (411)     3,355     (2,959)
                                       --------------------------------
     Total income taxes                    5,767    (13,354)    (4,100)
     Canadian mining taxes                 7,008     10,465      9,682
                                       --------------------------------
     Total income and mining taxes
        (benefit)                       $ 12,775   $ (2,889)  $  5,582
                                       ================================

      For income tax purposes, the Company has foreign tax loss and U.S. foreign tax credit carry-forwards of approximately $60.3 million and $2.4 million, respectively, which are due to expire at various times through the year 2000.

NOTE 8:  RECEIVABLES


                                                        December 31,
                                                      1993        1992
     -------------------------------------------------------------------
     Trade                                         $ 4,059     $13,497
     Income taxes                                   14,966
     Interest and other                              9,624       8,660
                                                  ---------------------
                                                   $28,649     $22,157
                                                  =====================


NOTE 9:  INVENTORIES

                                                        December 31,
                                                      1993        1992
     -------------------------------------------------------------------
     Finished products                             $ 9,548     $15,837
     Ore and in process                             22,465      30,598
     Supplies                                       34,526      31,611
                                                  ---------------------
                                                   $66,539     $78,046
                                                  =====================

      At December 31, 1993 and 1992, the cost of certain finished gold inventories in the United States stated on the LIFO cost basis aggregated $0.4 million and $8.2 million, respectively. Such inventories would have approximated $1.4 million and $16.4 million, respectively, if stated at the lower of market or current year average production costs. In 1993, 44,750 ounces of gold at an average cost of $175 per ounce were sold from the LIFO inventory, the effect of which increased pretax income by $5.2 million compared to the cost of such inventories based on 1993 average production cost.

NOTE 10:  PROPERTY, PLANT AND EQUIPMENT

                                                        December 31,
                                                       1993       1992
     ------------------------------------------------------------------
     Mining properties and development costs     $  694,885 $  670,899
     Plant and equipment                            836,947    842,858
     Land and royalty interests                       3,955      4,028
     Construction and mine development in
        progress                                      4,431     14,055
                                                -----------------------
                                                 $1,540,218 $1,531,840
                                                =======================

NOTE 11:  NON-CURRENT INVESTMENTS

                                                        December 31,
                                                       1993      1992
     -------------------------------------------------------------------
     Equity investments:
        Dee, Pinson and Marigold mining
           partnerships                             $ 8,966    $11,328
        Other equity investments                      7,023      8,108
     Other investments                                4,643      5,676
                                                   --------------------
                                                    $20,632    $25,112
                                                   ====================

NOTE 12:  ACCRUED LIABILITIES

                                                        December 31,
                                                       1993       1992
     -------------------------------------------------------------------
     Payroll and other compensation                 $19,053    $28,704
     Reclamation                                     14,041     11,514
     Other                                           24,653     25,385
                                                   --------------------
                                                    $57,747    $65,603
                                                   ====================

NOTE 13:  LONG-TERM DEBT AND GOLD LOANS

                                                        December 31,
                                                       1993       1992
     -------------------------------------------------------------------
     Long-term debt:
        Convertible subordinated notes (due 2000)  $150,000
        Pollution control bonds:
           Lawrence County, South Dakota (due 2003)  18,000    $18,000
           State of California (due 2004)            17,000     17,000
        Australian:
           Finance lease debt (due 1994-1995)         7,976     11,968
        Canadian:
           Unsecured revolving term loan                        23,999
           Prime                                                12,287
           Other                                                   277
                                                  ---------------------
                                                    192,976     83,531
     Less current portion                             3,785     18,322
                                                  ---------------------
                                                   $189,191    $65,209
                                                  =====================

     Gold loans                                               $163,226
     Less current portion                                       23,261
                                                              --------
                                                              $139,965
                                                              ========

   CONVERTIBLE SUBORDINATED NOTES: In June 1993, the Company sold $150 million principal amount of 5.5% convertible subordinated notes which mature on June 23, 2000. Interest on the notes, payable semi-annually, began on December 23, 1993. The notes are convertible into common shares of the Company at a rate of $23.06 per common share and are redeemable by the Company in whole at any time on or after June 23, 1996. Proceeds from the notes were used to retire existing gold loans and other long-term debt. Issuance costs of $3.9 million were capitalized and are being amortized over the life of the notes.




   POLLUTION CONTROL BONDS: The Company pays interest monthly on the pollution control bonds based on variable short-term tax-exempt obligation rates. The rates at December 31, 1993 and 1992 were 3.1% and 4.1%, respectively. No principal payments are required until cancellation, redemption or maturity. Bondholders have the right to tender the bonds for payment at any time on seven days' notice. The Company has arrangements with underwriters to remarket any tendered bonds, and with a bank to provide liquidity and credit support to the Company and to purchase and hold for up to 15 months any tendered bonds that the underwriters are unable to remarket. The Company has certain rights with respect to bond redemption and changes in the interest rate terms.

   AUSTRALIAN FINANCE LEASE DEBT: During 1990, HGAL sold to a bank and leased back a portion of its Fortnum gold mining property in Western Australia. This transaction has been accounted for in the Company's consolidated financial statements as a financing transaction. Capitalized financing cost of $1.5 million are being amortized over the life of the lease. The lease requires quarterly payments of approximately $1 million plus interest through September 30, 1995. Interest is based on the average yield for Australian three-month commercial bills plus 0.9%. A final principal payment of approximately $1.4 million is due upon termination of the lease. The interest rate was 5.8% and 6.9% at December 31, 1993 and 1992, respectively.

   CANADIAN DEBT: In June 1993, the Company repaid the currency loan balance outstanding under its Canadian unsecured revolving term loan facility. In December 1993, Prime repaid the borrowings outstanding on its term loan.

   GOLD LOANS: At December 31, 1992 the Company had gold loans outstanding of $163.2 million representing 417,588 ounces of gold. In June 1993, the Company repaid all amounts due under these gold loans using proceeds from the convertible subordinated notes. A deferred net gain of $6.8 million on the repayment of the gold loans is being recognized in revenue over the original payment periods of the gold loans.

   LINES OF CREDIT: In 1993, the Company terminated its separate United States and Canadian credit facilities and entered into a new
   U.S./Canadian   cross   border   credit  facility   providing   a   total
   availability of $150 million. The Company pays a commitment fee of 0.375% per annum on the unused portion of this facility. The credit facility is available through August 24, 1998 and provides for borrowings in U.S. dollars, Canadian dollars, gold loans or a combination of these. The agreement includes, among other things, a minimum consolidated net worth requirement and a minimum fixed charge coverage ratio. In December 1993, Prime entered into a credit facility which provides a total availability of $5.7 million. No amounts have been borrowed under these agreements.

      Required principal payments of the Company's long-term debt during the years subsequent to 1993 are as follows:

        ----------------------------------------------------------------
        1994                                                 $  3,785
        1995                                                    4,191
        1996
        1997
        1998
        Thereafter                                            185,000
                                                             --------
                                                             $192,976
                                                             ========

NOTE 14:  INTEREST EXPENSE

   Interest costs of $9.1 million, $13.4 million and $11.9 million were expensed in 1993, 1992 and 1991, respectively. During 1992 and 1991 interest costs of $3.5 million and $14.9 million, respectively, related to the development of certain assets were capitalized.


NOTE 15:  OTHER LONG-TERM OBLIGATIONS

                                                        December 31,
                                                        1993      1992
     -------------------------------------------------------------------
     Accrued reclamation costs (see notes 1, 6, 12
        and 20)                                      $22,138   $32,344
     Accrued pension and other post-retirement
        benefit obligations (see note 16)             59,626    49,900
     Other                                            11,910     5,758
                                                    ------------------
                                                     $93,674   $88,002
                                                    ==================

NOTE 16:  EMPLOYEE BENEFIT PLANS

   PENSION PLANS: The Company has pension plans covering substantially all United States employees. Plans covering salaried and other non-union employees provide pension benefits based on years of service and the employee's highest compensation during any 60 consecutive months prior to retirement. Plans covering union employees provide defined benefits for each year of service.

      Pension cost for 1993, 1992 and 1991, for the Company sponsored United States employee plans included the following components:

                                            1993       1992       1991
     ----------------------------------------------------------------------
     Service cost - benefits earned
       during the year                  $  3,513   $  3,854   $  3,714
     Interest cost on projected
       benefit obligations                12,957     11,993     11,492
     Actual net return on assets         (17,198)   (13,390)   (23,697)
     Net amortization and deferral         4,821      1,555     13,735
                                       -------------------------------
     Net periodic pension cost             4,093      4,012      5,244
     Early retirement program cost         4,062      5,000
                                       -------------------------------
                                        $  8,155   $  9,012   $  5,244
                                       ===============================

      Assumptions used in determining net periodic pension cost for 1993, 1992 and 1991, include a discount rate of 8% and an assumed rate of increase in compensation of 6%. The assumed long-term rate of return on assets was 8.5% for each year. Assumptions used in determining the projected benefit obligations as of December 31, 1993 and 1992 include a discount rate of 7% and 8%, respectively, and an assumed rate of increase in compensation of 5% and 6%, respectively.

      The funded status and amounts recognized for pension plans in the consolidated balance sheets are as follows:

                           December 31, 1993          December 31, 1992
                               Plans Where               Plans Where
																							----------------------  -------------------------
                                   Accumulated               Accumulated
                       Assets Exceed  Benefits Assets Exceed    Benefits
                         Accumulated    Exceed   Accumulated      Exceed
                            Benefits    Assets      Benefits      Assets
   ---------------------------------------------------------------------
   Actuarial present
     value of benefit
     obligations:
     Vested benefits      $(101,000)  $(50,529)   $(119,000)  $ (9,000)
                         ==============================================

     Accumulated benefits $(111,454) $(56,815)    $(131,981)  $(10,000)
                         ==============================================

     Projected benefits   $(131,078) $(60,100)    $(150,858)  $(14,000)
   Plan assets at fair
     value<1>               124,095    41,049       155,792
                         ----------------------------------------------
   Plan assets in excess
     of (less than)
     projected benefit
     obligation              (6,983)  (19,051)        4,934    (14,000)
   Unrecognized net loss
     (gain)                      11     3,760        (8,363)       871
   Unrecognized net transi-
     tion obligation (asset)
     amortized over 15
     years                       93    (4,020)       (5,391)     1,274
   Unrecognized prior
     service cost               267     2,133         1,545      1,557
   Additional minimum
     liability                         (1,520)
                         ----------------------------------------------
   Pension liability
     recognized in the
     consolidated
     balance sheets       $  (6,612) $(18,698)    $  (7,275)  $(10,298)
                         ==============================================

   <1>    Approximately 20% and  28% of  the plan assets  were invested  in fixed-rate insurance contracts and the balance was invested in listed stocks and bonds in 1993 and 1992, respectively.



     HGAL participates in several pension plans, primarily defined contribution plans, covering its employees and, through its ownership of a 50% interest in the consolidated Kalgoorlie operations, the employees of Kalgoorlie Consolidated Gold Mines. HGAL's share of contributions to these plans for 1993, 1992, and 1991 was $0.8 million, $1 million and $1.1 million, respectively.

   POST-RETIREMENT BENEFITS OTHER THAN PENSIONS: The Company provides medical and life insurance benefits for certain retired employees, primarily retirees of the Homestake mine. Retirees are generally eligible for benefits upon retirement if they are at least age 55 and have completed five years of service. Spouses and dependent children are also covered until remarriage or upon being covered by another group plan.

     In 1991, the Company adopted SFAS No. 106 which requires that these post-retirement benefits be accrued over the period in which active employees become eligible for such benefits. Previously these costs were expensed when paid. The accumulated post-retirement benefit obligation as of January 1, 1991 has been expensed as the cumulative effect of an accounting change. Such cumulative effect increased the Company's net loss in 1991 by $28.8 million or $0.22 per share. No income tax benefit was recorded related to this expense. Net periodic post-retirement benefit costs for 1993, 1992 and 1991 included the following components:

                                             1993       1992      1991
     ----------------------------------------------------------------------
     Service cost - benefits earned
        during the year                    $  717     $  625    $  577
     Interest cost on accumulated
        post-retirement benefit obligations 3,575      2,475     2,290
     Net amortization and deferral            369
                                           -----------------------------
                                           $4,661     $3,100    $2,867
                                           =============================

     In 1993 and 1992, the Company also recorded expenses of $0.9 million and $2 million, respectively, related to early retirement programs at the Homestake mine. The following table sets forth amounts recorded in the Company's consolidated balance sheets at December 31, 1993 and 1992. The Company has not funded any of its estimated future obligation.

                                                       1993       1992
   ------------------------------------------------------------------------
   Accumulated post-retirement benefit obligations:
     Retirees                                      $(36,000)  $(20,000)
     Fully eligible active plan participants         (1,000)    (4,000)
     Other active plan participants                 (11,261)    (9,600)
                                                   --------------------
                                                    (48,261)   (33,600)
   Unrecognized net loss                             10,549
   Unrecognized prior service cost                      797
                                                   --------------------
   Accumulated post-retirement benefit obligation
     liability recognized in the consolidated
     balance sheets                                $(36,915)  $(33,600)
                                                   ====================

     The actuarial assumptions used in determining the Company's accumulated post-retirement benefit obligations include a discount rate of 8% and increases in medical costs of 8% as of December 31, 1992. The discount rate was lowered to 7% as of December 31, 1993. The health care trend assumption was also changed so that costs are assumed to initially increase at 12% and grade down to an ultimate health care cost trend of 5%. A one-percentage-point increase in the assumed health care cost trend rate would result in an increase of approximately $0.8 million in the net periodic post-retirement benefit costs.

   OTHER PLANS: All full-time United States employees of the Company are eligible to participate in the Company's defined contribution savings plans. The Company's matching contribution was approximately $1.1 million in 1993, $1.7 million in 1992 and $1.6 million in 1991.



     Under the Company's stock option plans, options to buy two million common shares at an average price of $17.69 per share were outstanding at December 31, 1993, of which two million shares were exercisable. An additional one million and 1.4 million shares were available for future grants at December 31, 1993 and 1992, respectively. During 1991, all unexercised stock appreciation rights outstanding at that time were cancelled.

     During 1993, the Company offered to convert all HCI options outstanding to Homestake options on the basis of 0.35 of a Homestake common share option for each HCI common share option and at an exercise price equal to the exercise price of the HCI option divided by 0.35 and converted from Canadian dollars to U.S. dollars based on the July 22, 1992 exchange rate. All other terms and conditions of the HCI options remained unchanged. As a result, options covering 787,345 Homestake shares were substituted for HCI shares under the HCI options at prices ranging from $17.70 to $42.77 per share. Certain of these converted options had share appreciation rights and at December 31, 1993 the Company recorded a charge of $0.2 million with respect to these rights.

   Stock option activity was as follows:

   (In thousands , except per share amounts)

                               1993             1992              1991
                        ----------------  ----------------  ---------------
                                Average           Average         Average
                              Price Per         Price Per       Price Per
                        Number    Share   Number    Share   Number  Share
   ------------------------------------------------------------------------
   Balance at
     January 1,         2,035             1,569             1,543
     HCI converted        787    $29.04
     Granted              516     12.18     688    $14.20     318  $13.67
     Exercised           (695)    15.88     (24)     5.75    (222)  12.05
     Expired             (201)    29.20    (198)    16.10     (70)  17.03
                        --------------------------------------------------
   Balance at
     December 31,       2,442             2,035             1,569
                         =================================================

NOTE 17:  FAIR VALUE OF FINANCIAL INSTRUMENTS

   The carrying values and estimated fair values of the Company's financial instruments are as follows:

                               December 31, 1993      December 31, 1992
                            ---------------------   -------------------
                             Carrying   Estimated   Carrying  Estimated
     Asset/(Liability)         Amount  Fair Value     Amount Fair Value
     --------------------------------------------------------------------
    Cash and equivalents
        and short-term
        investments         $134,719     $134,719    $71,064   $73,215
     Non-current marketable
        equity investments
                               4,643        5,319      2,876     4,080
     Long-term debt         (192,976)    (224,471)   (83,531)  (83,531)
     Gold loans                                     (163,226) (139,011)
     Off-balance sheet
        financial instruments -
        Foreign currency
          options               (156)        (156)      (469)     (469)

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

   CASH AND EQUIVALENTS AND SHORT-TERM INVESTMENTS: The carrying value of cash and equivalents approximates their fair value due to the short-term maturities of these instruments. The fair value of short-term investments was estimated based on the quoted market prices for the investments. If a quoted market price was not available, the fair value was estimated using quoted market prices for similar securities.

   NON-CURRENT MARKETABLE EQUITY INVESTMENTS: The fair value of non-current marketable equity investments was estimated based on quoted market prices.

   LONG-TERM DEBT: With the exception of the convertible subordinated notes, the carrying amounts of the long-term debt items are a reasonable estimate of their fair value. Interest rates on these debt instruments fluctuate at prevailing market rates. The fair value of the Company's convertible subordinated notes was estimated based on the quoted market prices.

   GOLD LOANS: The fair value of gold loans was determined based on the outstanding ounces of gold valued at the market price.




   FOREIGN CURRENCY OPTIONS: The fair value of foreign currency options was estimated based upon the quoted market price for the options. If a quoted market price was not available, the fair value was estimated using quoted market prices for similar options.

     The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1993 and 1992. Although management is not aware of any factors which would affect the estimated fair value amounts significantly, such amounts have not been comprehensively revalued for purposes of these financial statements since the balance sheet dates, and estimates of fair value at dates subsequent to December 31, 1993 and 1992 may differ significantly from the amounts presented herein.

NOTE 18:  SHAREHOLDERS' EQUITY

   At December 31, 1993 and 1992 other capital includes $3.9 million and $5.5 million, respectively, of loans made to certain former HCI employees and directors for the purchase of common shares. The loans, which were used for the purchase of shares of HCI, are non-interest bearing, are secured by a pledge of the shares and are not required to be paid until the later of 1995 or until the pledged securities are equal to or greater than the value of the loan. Other capital at
   December 31, 1992 also includes $4.2 million for common shares of Homestake owned by Prime. These Homestake shares were sold by Prime in 1993.

     In 1991, HCI obtained the right to redeem its Series B first preference shares for common stock. As a result, in 1991 the HCI preference shares of $40.3 million were reclassified from minority interest to stockholders' equity.

     Effective April 30, 1992, 2.7 million HCI Series B first preference shares were redeemed for 4.3 million common shares of the Company. At December 31, 1992, there were no Series B first preference shares outstanding (1991 - 2.7 million).

     Each share of common stock includes and trades with a right. Rights are not exercisable currently but become exercisable on the 10th business day after any person, entity or group ("the Acquiring Person") acquires 20% or more of the Company's common stock or announces a tender or exchange offer which would result in such entity acquiring 20% or more of the Company's common stock. When exercisable, each right entitles its holder to purchase from the Company one one-hundredth of a share of Series A Participating Cumulative Preferred Stock, par value $1 per share, at a share price of $75. If the Company is subsequently involved in a merger or other business combination involving the Acquiring Person, each right will entitle its holder to purchase certain securities of the surviving company. Rights also provide for protection against self-dealing transactions by the Acquiring Person. The rights expire on November 2, 1997.

NOTE 19:  ADDITIONAL CASH FLOW INFORMATION

   Cash paid for interest and for income and mining taxes, including amounts related to discontinued operations in 1991, is as follows:

                                              1993       1992      1991
     ---------------------------------------------------------------------
     Interest, net of amounts capitalized  $ 8,600    $13,203   $15,949
     Income and mining taxes                18,170      7,328    16,133

     In 1991, HGAL sold additional stock to its shareholders. The Company subscribed to its 80% share of the offering and also acquired part of the shares not purchased by HGAL's public shareholders. The offering resulted in an increase in cash on a consolidated basis of $7.2 million.

     Certain  investing and  financing  activities  of the  Company  affect
   financial position but  do not affect cash flows.   Significant non-cash
   investing and financing activities were as follows:

     In 1992, HCI increased its equity interest in the Marigold mine venture to 33.3% following a land exchange.



     See notes 2, 5 and 18 for discussions of the non-cash acquisitions of the interests in HCI, Prime and Stikine and the 1991 HCI restructuring.

     In 1992, HCI redeemed its Series B first preference shares for common stock (See note 18).

     The impact on the balance sheet during 1992 as a result of the change in the accounting for the Company's investments in Prime and Stikine from the equity method to consolidation (see note 2) was as follows:

                                                      Increase/(Decrease)
     ---------------------------------------------------------------------
     Cash and equivalents                               $   6,411
     Working capital and other assets                      (2,624)
     Property, plant and equipment                        194,807
     Non-current investments                              (79,476)
     Long-term debt                                        12,287
     Deferred income taxes                                 78,619
     Minority interests                                    32,470
     Shareholders' equity                                  (4,258)


NOTE 20:  ENVIRONMENTAL CONTINGENCIES

   The Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) imposes heavy liabilities on persons who discharge hazardous substances. The Environmental Protection Agency (EPA) publishes a National Priorities List (NPL) of known or threatened releases of such substances.

   WHITEWOOD CREEK: An 18-mile stretch of Whitewood Creek in the Black Hills of South Dakota is a site on the NPL. EPA asserts that discharges of tailings by mining companies, including the Company, for more than 100 years, have contaminated soil and water. In 1990, the Company signed a consent decree with the EPA requiring that the Company perform remedial work on the site and continue long-term monitoring. The onsite remedial work has been completed. The Company estimates that the remaining cost of actions required by the decree, including EPA oversight costs, will be approximately $2 million.

   GRANTS: The tailings facility at the Company's discontinued uranium mill near Grants, New Mexico, is a site on the NPL. The EPA asserted that leakage from the tailings has contaminated a shallow aquifer that serves nearby residential subdivisions. The Company paid the costs for installing a municipal water supply and continues to operate an injection and collection system that has significantly improved the quality of the aquifer to levels that comply with state ground water standards. The Company has commenced to dismantle the mill facilities and close the tailings impoundments.

     Title X of the Energy Policy Act of 1992 (the Act) authorized appropriations of $310 million to cover the Federal Government's share of certain costs of reclamation, decommissioning and remedial action for byproduct material (primarily tailings) generated by certain licensees as an incident of uranium sales to the Federal Government. Reimbursement is subject to compliance with regulations now being finalized by the Department of Energy (DOE) for issuance in 1994. The DOE has acknowledged that the Company is an eligible participant pursuant to the Act and that the Company may submit requests for reimbursement under the Act for 51% of the past and future costs of reclaiming the Grants site in accordance with EPA requirements.

     The Company estimates that the total cost to reclaim the Grants facility, including costs incurred to date by the Company of $25.9 million, will be $59.2 million. The DOE's share of these estimated costs will amount to $30.2 million. Accordingly, a provision of $3.1 million is included in the consolidated financial statements at December 31, 1993 for the Company's estimate of its remaining share of Grants future expenditures.

     Congress has appropriated $41 million dollars for disbursement in 1994 to eligible licensees. As the first installment, the Company intends to submit an initial claim in 1994 of approximately $13.2 million for past costs incurred through December 31, 1993.


     In 1983, the state of New Mexico made a claim against the Company for unspecified natural resource damages resulting from the Grants tailings. The state of South Dakota made a similar claim in 1983 as to the Whitewood Creek tailings. The Company denies all liability for damages at the two CERCLA sites. The two states have taken no action to enforce the 1983 claims.

     The Company believes that the ultimate resolution of these matters will not have a material adverse impact on its financial condition or results of operations.

NOTE 21:  FOREIGN CURRENCY AND OTHER COMMITMENTS

   During 1992, the Company established a foreign currency protection program and entered into a series of foreign currency option contracts which established trading ranges within which the United States dollar will be exchanged for foreign currencies by setting minimum and maximum exchange rates. The Company does not require or place collateral for these contracts. However, the Company minimizes its credit risk by dealing with only major international banks and financial institutions. Unrealized losses on the contracts outstanding at December 31, 1993 in the amount of $0.2 million have been included in the 1993 results. At December 31, 1993 the Company had outstanding forward currency contracts as follows:

     (In thousands, except exchange rates)

                                Exchange Rates to U.S.$
     Currency          Amount       Minimum   Maximum  Expiration Date
     --------------------------------------------------------------------
     Canadian        $ 97,300         $0.69      $0.79      1994 - 1997
     Australian        79,300          0.61       0.70      1994 - 1995
                     --------
                     $176,600
                     ========

     The Company realized foreign currency transaction losses (see note 1) of $1.4 million in 1993 and $5.5 million in 1992, which were recorded as a reduction to other income.

     The Company has entered into various commitments in the ordinary course of its business, which includes commitments to perform assessment work and other obligations necessary to maintain or protect its interests in mining properties, financing and other obligations to joint venturers and partners under venture and partnership agreements, and commitments under federal and state environmental health and safety permits.

NOTE 22:  GEOGRAPHIC AND SEGMENT INFORMATION

   The Company primarily is engaged in gold mining and related activities. Interests in joint ventures are included in segment operations and identifiable assets. In determining operating earnings, which are defined as operating revenues less operating costs and expenses, the following items have been excluded: mineral exploration costs, corporate income and expense, and income and mining taxes. Identifiable assets represent those assets used in a segment's operations. Corporate assets are principally cash and equivalents, short-term investments and assets related to operations not significant enough to require classification as a business segment.

     Sales to individual customers exceeding 10% of the Company's consolidated revenues were as follows: in 1993 gold sales of $175 million, $145 million and $105 million to three customers; in 1992 gold sales of $92 million to one customer; and in 1991 gold sales of $110 million and $94 million to two customers. The Company believes that the loss of any of these customers would not have a material adverse impact on the Company because of the active worldwide market for gold.

   GEOGRAPHIC INFORMATION

                                       1993        1992         1991
   --------------------------------------------------------------------
   REVENUES:
     U.S.                          $  380,458  $  354,018   $  291,246
     Canada                           194,755     178,401      243,233
     Australia                        121,025     124,799      111,854
     Latin America                     25,990      26,302       25,267
                                 -------------------------------------
                                   $  722,228  $  683,520   $  671,600
                                 =====================================
   OPERATING EARNINGS (LOSS):<1>
     U.S.                          $   33,295  $  (11,666)  $   (4,482)
     Canada                            70,788      40,603       39,449
     Australia                         29,660      10,284      (12,574)
     Latin America                      2,272        (869)     (18,908)
                                 --------------------------------------
                                   $  136,015  $   38,352   $    3,485
                                 ======================================
   EXPLORATION EXPENSE:<2>
     U.S.                          $   11,128  $   14,735   $   21,960
     Canada                             1,907       6,328       15,762
     Australia                          2,888       4,097        7,232
     Latin America and other            1,534       2,638        2,486
                                 --------------------------------------
                                   $   17,457  $   27,798   $   47,440
                                 ======================================

   IDENTIFIABLE ASSETS AS OF DECEMBER 31:
     U.S.                          $  550,645  $  559,558   $  751,064
     Canada                           385,324     406,883      385,086
     Australia                        165,683     159,993      192,787
     Latin America                     19,598      18,735       23,894
                                 --------------------------------------
                                   $1,121,250  $1,145,169   $1,352,831
                                 ======================================

<1>  Includes write-downs of:   $16 million  and $28.5 million in  1993 and
     1992, respectively, for U.S.; $11.6 million in 1991 for Australia; $7.1 million and $19.9 million in 1992 and 1991, respectively, for Canada and $3.5 million in 1992 and $16 million in 1991 for Latin America.

<2>  Includes write-downs in 1991  of: $5.8 million for U.S.;  $3.8 million for Australia; and $2.1 million for Canada.

SEGMENT INFORMATION


                                      1993         1992         1991
- ---------------------------------------------------------------------------
REVENUES:
   Gold                           $  688,080   $  639,253   $  628,294
   Sulphur project                    16,220       22,867        1,406
   Interest, dividends and other      17,928       21,400       41,900
                                ---------------------------------------
                                  $  722,228   $  683,520   $  671,600
                                =======================================
OPERATING EARNINGS (LOSS):
   Gold<1>                        $  161,947   $   34,318   $    3,525
   Sulphur project<2>                (25,932)       4,034          (40)
                                ---------------------------------------
   Operating earnings                136,015       38,352        3,485
   Exploration expense<3>            (17,457)     (27,798)     (47,440)
   Net corporate expense<4>          (50,162)    (189,049)    (162,713)
                                ---------------------------------------
INCOME (LOSS) FROM CONTINUING
   OPERATIONS BEFORE TAXES AND
   MINORITY INTEREST              $   68,396   $ (178,495)  $ (206,668)
                                =======================================

DEPRECIATION, DEPLETION AND
   AMORTIZATION:
   Gold                           $   90,842   $  103,569   $  114,969
   Sulphur project                    10,629       13,133        1,118
   Corporate                           1,906          781          906
                                ---------------------------------------
                                  $  103,377   $  117,483   $  116,993
                                =======================================
EXPLORATION EXPENSE:
   Gold                           $   17,017   $   27,726   $   47,253
   Sulphur project                       440           72          187
                                ---------------------------------------
                                  $   17,457   $   27,798   $   47,440
                                =======================================
ADDITIONS TO PROPERTY, PLANT
   AND EQUIPMENT:
   Gold                           $   54,219   $   40,614   $   83,172
   Sulphur project                     1,828       21,044       82,670
   Corporate                           1,778        1,795          616
                                ---------------------------------------
                                  $   57,825   $   63,453   $  166,458
                                =======================================
IDENTIFIABLE ASSETS AS OF
   DECEMBER 31:
   Gold                           $  788,122   $  863,017   $1,004,403
   Sulphur project                   142,220      160,616      151,040
   Corporate:
     Cash and short-term
        investments                  134,719       71,064      164,353
     Other                            56,189       50,472       33,035
                               ----------------------------------------
                                  $1,121,250   $1,145,169   $1,352,831
                               ========================================

<1>  Includes write-downs  of mining  properties and equity  investments of
     $39.1 million in 1992 and  $47.5 million in 1991.

<2>  Includes a write-down of oil and gas property of $16 million in 1993.

<3>  Includes write-downs  of previously  capitalized costs  of exploration properties of $11.7 million in 1991.

<4>  Includes   write-downs  of   non-operating   mining   properties   and
     investments of $91.2 million in 1992 and $124.9 million in 1991 and restructuring and business combination expenses of $8.2 million in 1993, $48.4 million in 1992 and $13.6 million in 1991.


REPORT OF INDEPENDENT AUDITORS


The Shareholders and
  Board of Directors of
  Homestake Mining Company:

We have audited the consolidated balance sheets of Homestake Mining Company and Subsidiaries as of December 31, 1993 and 1992, and the related statements of consolidated operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Homestake Mining Company and Subsidiaries at December 31,1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

   As discussed in note 16 to such consolidated financial statements, in 1991 the Company changed its method of accounting for post-retirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106.


/s/Coopers & Lybrand
San Francisco, California
February 14, 1994




MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
Homestake Mining Company and Subsidiaries

The accompanying consolidated financial statements of Homestake Mining Company and Subsidiaries are prepared by the Company's management in conformity with generally accepted accounting principles. Management is responsible for the fairness of the financial statements, which include estimates based on judgments.

   The Company maintains accounting and other control systems which management believes provide reasonable assurance that financial records are reliable for the purposes of preparing financial statements and that assets are properly safeguarded and accounted for. Underlying the concept of reasonable assurance is the premise that the cost of controls should not be disproportionate to the benefits expected to be derived from such controls. The Company's internal control structure is reviewed by its internal auditors.

   The external auditors conduct an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards in order to express their opinion on these financial statements. These standards require that the external auditors plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

   The Audit Committee of the Board of Directors, composed entirely of outside directors, meets periodically with management, internal auditors and the external auditors to discuss the annual audit, internal control, internal auditing and financial reporting matters. The external auditors and the internal auditors have direct access to the Audit Committee.



/s/ Harry M. Conger
- -------------------
Harry M. Conger
Chairman of the Board and Chief Executive Officer



/s/ Gene G. Elam
- ----------------
Gene G. Elam
Vice President, Finance and Chief Financial Officer




   FIVE-YEAR SELECTED FINANCIAL DATA<1>
   Homestake Mining Company and Subsidiaries
   (In thousands, except per share amounts)

                     1993        1992           1991         1990        1989
- ------------------------------------------------------------------------------
   Revenues       $722,228    $683,520      $671,600      $793,660   $771,126

   Income (loss)
    from continuing
    operations      52,494<2> (175,836)<3,4>(207,756)<6>     4,211<8>  34,770

   Income (loss)
    from discontinued
    operations
                                             (25,359)        7,979     31,667

   Net income (loss)52,494<2> (175,836)<3,4>(261,915)<6,7>  12,190<8>  70,115<9>

   Per share:
     Income (loss)
     from continuing
     operations       0.38<2>    (1.31)<3,4>   (1.57)<6>      0.02<8>    0.28
     Income (loss)
     from discontinued
     operations                                (0.19)         0.06       0.25

   Net income (loss)  0.38<2>    (1.31)<3,4>   (1.98)<6,7>    0.08<8>    0.56<9>

   Total assets  1,121,250   1,145,169     1,352,831     1,911,815  1,748,497

   Long-term debt
     and gold
     loans         189,191     205,174       279,190       408,902    440,888

   Other long-term
     obligations    93,674      88,002        86,193        51,253     47,000

   Minority interest
     in consolidated
     subsidiaries   54,761      68,074 <5>    19,864 <5>    78,422<5>  98,972<5>
   Dividends paid
     per share<10>    0.10        0.20          0.20          0.20       0.20

   <1>  Five-year selected financial  data reflects the 1992 combination  of
        Homestake and HCI on a pooling of interests basis. Information presented also reflects the 1989 adoption of pro rata consolidation for HGAL's interest in Kalgoorlie Mining Associates and treats base metals, oil and gas, uranium and HCI's non-gold operations transferred to Dundee as discontinued operations.

   <2>  Includes expense of $12.8 million ($16  million pretax) or $0.09 per share for a write-down of the Company's investment in the oil and gas property at the Main Pass 299 sulphur project and expense of $6.8 million ( $8.2 million pretax) or $0.05 per share for restructuring and business combination costs.

   <3>  Includes expense of  $117.7 million ($130.3 million pretax) or $0.87
        per  share  from  write-downs  of  certain  mining  properties   and
        investments.

   <4>  Includes expense  of $32.3  million ($48.4 million pretax)  or $0.24 per share for restructuring and business combination costs.

   <5>  Includes redeemable  preference shares  of wholly-owned subsidiaries of $15.9 million, $4.9 million, $46.1 million and $50.4 million at December 31, 1992, 1991, 1990, and 1989, respectively.

   <6>  Includes expense of $165.5 million ($172.4 million  pretax) or $1.25 per share from write-downs of certain mining properties and investments and expense of $7.8 million ($13.6 million pretax) or $0.06 per share from HCI's 1991 restructuring.

   <7>  Includes expense  of $28.8  million (no  tax benefit)  or $0.22  per share from the cumulative effect of the change in accounting for post-retirement benefits other than pensions.

   <8>  Includes expense  of $32.6  million (no  tax benefit)  or $0.25  per share from the write-down of the Company's investment in NAM.

   <9>  Includes extraordinary  gain of $3.8 million  or $0.03  per share on the monetization of gold loans.

   <10> Homestake common shares only.


   QUARTERLY SELECTED DATA<1>
   Homestake Mining Company and Subsidiaries
   (In thousands, except per share amounts)

                   First     Second        Third        Fourth
                 Quarter    Quarter      Quarter       Quarter         Year
 ------------------------------------------------------------------------------
   1993:
   Revenues    $169,993  $187,091      $180,440     $184,704      $722,228

   Net Income     5,561    11,294 <2>    22,739 <2>   12,900 <2,3>  52,494 <2,3>

   Per share:
     Net income    0.04      0.08 <2>      0.16 <2>     0.09 <2,3>    0.38 <2,3>
     Dividends
     paid<6>      0.025     0.025         0.025        0.025          0.10

   1992:
   Revenues    $179,503  $168,120      $179,929     $155,968      $683,520

   Net loss      (1,677)  (26,064)<4,5>(120,714)<4,5>(27,381)<4>  (175,836)<4,5>

   Per share:
     Net loss     (0.01)    (0.20)<4,5>   (0.89)<4,5>  (0.20)<4>     (1.31)<4,5>
     Dividends
     paid<6>       0.05      0.05          0.05         0.05          0.20

   <1>  Quarterly selected data  reflects the 1992 combination of  Homestake and HCI on a pooling of interests basis.

   <2>  Includes expenses of $6.8 million ($8.2 million pretax) or $0.05 per share for restructuring and business combination costs, including expenses of $1.9 million or $0.01 per share, $4.8 million or $0.04 per share and $0.1 million in the second, third and fourth quarters, respectively.

   <3>  Includes expense  of $12.8 million ($16 million pretax) or $0.09 per share for a write-down of the Company's investment in oil and gas property at the Main Pass 299 sulphur project.

   <4>  Includes expenses of $117.7 million ($130.3 million pretax) or $0.87 per share from the write-downs of certain mining properties and investments, including expenses of $16 million or $0.12 per share, $90.3 million or $0.67 per share and $11.4 million or $0.08 per share in the second, third and fourth quarters, respectively.

   <5>  Includes expenses of $32.3 million ($48.4  million pretax)  or $0.24 per share for restructuring and business combination costs, including expenses of $3.5 million or $0.03 per share and $28.8 million or $0.21 per share in the second and third quarters, respectively.

   <6>  Homestake common shares only.

   COMMON STOCK PRICE RANGE

   (Prices as quoted on the New York Stock Exchange)

                    First          Second        Third        Fourth
                  Quarter         Quarter      Quarter       Quarter      Year
- -------------------------------------------------------------------------------
   1993:  High     $14.63          $19.63       $21.63        $22.88     $22.88
          Low        9.63           13.38        15.25         16.25       9.63

   1992:  High     $16.50          $13.75       $14.50        $13.75     $16.50
          Low       12.50           11.13        12.63         10.25      10.25



APPENDIX 1:  Description of Bar Charts in Management's Discussion and
Analysis

Bar Chart A:
Chart depicting gold production (ounces in millions) as follows:
     Year:          1991      1992      1993
     Ounces:        1.80      1.91      1.92

Bar Chart B:
Chart depicting gold revenues (dollars in millions) as follows:
     Year:          1991      1992      1993
     Dollars:       $628.3    $639.3    $688.1

Bar Chart C:
Chart depicting cash cost per ounce (dollars per ounce) as follows:
     Year:          1991      1992      1993
     Dollars:       $269      $248      $231

Bar Chart D:
Chart depicting administrative and general costs (dollars in millions) as follows:
     Year:          1991      1992      1993
     Dollars:       $47.4     $48.5     $40.6