Form 10-K, Exhibit 13
HOMESTAKE MINING CO /DE/
filed 1995-03-27
CIK 743872

EXHIBIT 13

Index to Exhibit 13:

Selected information from the 1994 Annual Report to Shareholders is incorporated by reference in the Form 10-K and such information is herewith transmitted electronically as Exhibit 13. Such selected information is listed below. Noted page references correspond to pagination in the 1994 Annual Report to Shareholders.

                                              Annual Report
                                                   Page
Management's Discussion and Analysis               25-30

Report of Independent Auditors                     31

Management's Responsibility for
   Financial Reporting                             31

Consolidated Financial Statements                  32-35

Notes to Consolidated Financial Statements         36-47

Seven-Year Selected Financial Data                 48-49

Quarterly Selected Data                            50

Common Stock Price Range                           50

Appendix 1: Description of Bar Charts in Management' s
            Discussion and Analysis

                      MANAGEMENT'S DISCUSSION & ANALYSIS
                    Homestake Mining Company and Subsidiaries

(Unless specifically stated otherwise, all comments, production statistics, etc. relate to amounts in the consolidated financial statements, including the Company's interest in mining partnerships accounted for using the equity method, without reduction for minority interest.)

RESULTS OF OPERATIONS

Homestake recorded net income of $78 million or $0.57 per share in 1994 compared to net income of $52.5 million or $0.38 per share in 1993 and a net loss of $175.8 million or $1.31 per share in 1992. The improved 1994 results reflect after-tax gains of $12.6 million from the sale of the Company's interest in the Dee mine in Nevada and $11.2 million from dilution of the Company's interest in Prime Resources Group Inc. (Prime) following Prime's sale of additional shares to the public, as well as higher gold prices. The current year's results also include a $7.8 million income tax benefit resulting from a reorganization of Canadian exploration assets. The 1993 results included a pretax write-down of oil and gas assets of $16 million compared to pretax write-downs of mining properties and investments of $130.3 million in 1992. The 1993 and 1992 results also included restructuring and business combination expenses of $8.2 million and $48.4 million, respectively. See notes 5 and 6 to the consolidated financial statements for details of the write-downs and the restructuring and business combination expenses.

(See Appendix 1:  Description of Bar Chart A "Net Income.")

        In  May  1994,  the  Company  sold its 44% interest in the Dee mine to
Rayrock  Mines,  Inc.  (Rayrock)  for  $16.5  million.    Rayrock  assumed
responsibility for, and indemnified Homestake against, all related environmental and reclamation matters.

      During the second quarter of 1994, Prime completed the sale of five million common shares to the public. Net proceeds of $31.9 million were used to fund a portion of the construction and development costs at the Eskay Creek mine in British Columbia, Canada. As a result, Homestake's interest in Prime was reduced from 54.2% to 50.6% and a gain of $11.2 million was recorded in recognition of the net increase in the book value of the Company's interest in Prime.

Eskay Creek Mine: Construction and development of the Eskay Creek gold/silver mine was substantially completed by December 1994 and ore shipments to third-party smelters began in January 1995. The mine is expected to produce 100,000 tons of ore in 1995 containing approximately 170,000 payable ounces of gold and 7.3 million payable ounces of silver or 270,000 payable ounces of gold and gold equivalent. The Company estimates that the Eskay Creek mine's average cash cost per ounce, including the costs of third-party smelters, will approximate $185 per equivalent ounce during 1995. Proven and probable ore reserves at the Eskay Creek mine at December 31, 1994 totaled 1.2 million tons containing 2.3 million ounces of gold and 102 million ounces of silver, sufficient for eight to ten years of production. Through Prime, the Company has a 50.6% economic interest in these reserves.

Gold  Operations:    The  results  of  the  Company's operations are affected
significantly by the market price of gold. Gold prices are influenced by numerous factors over which the Company has no control, including expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and certain other currencies, interest rates, global or regional political or economic crises, demand for gold for jewelry and industrial products, and sales by holders and producers of gold in response to these factors. The supply of gold consists of a combination of new mine production and sales from existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, and individuals.

(See Appendix 1:  Description of Bar Chart B "Gold Production.")

      The Company's general policy is to sell its production at current prices. However, in certain limited circumstances, the Company will enter into forward sales commitments for small portions of its gold production. During the fourth quarter of 1994, the Company sold for future delivery 183,200 ounces of gold it expects to produce at the Nickel Plate mine during 1995 and 1996. These forward sales represent less than 5% of the gold that



Homestake expects to produce over the next two years. The average price to be received is approximately $412 per ounce, which should cover the mine's relatively high cash costs during its two-year remaining life. The forward sales should also allow for recovery of the Company's remaining investment in the mine and provide for estimated reclamation costs.

      A significant portion of the Company's operating expenses are incurred in Australian and Canadian currencies. The Company's profitability is impacted by fluctuations in these currencies' exchange rates relative to the U.S. dollar. In 1992, the Company implemented a foreign currency protection program to minimize the effects of these fluctuations. Under the program, the Company enters into foreign currency option contracts which establish minimum and maximum exchange rate ranges within which the U.S. dollar may be exchanged for Australian and Canadian dollars. See note 23 to the consolidated financial statements for additional information regarding this program.

      Gold revenues of $632.0 million in 1994 compare to gold revenues of $688.1 million and $639.3 million in 1993 and 1992, respectively. The decline in 1994 revenues from the prior year reflects lower gold sales volumes, partially offset by higher realized gold prices. The lower 1994 gold sales volumes are due to lower gold production and a 3,600 ounce increase in gold inventories during 1994 versus a 65,400 ounce decrease in gold inventories in 1993. The increase in 1993 revenues from 1992 is due to higher gold sales volumes and higher realized gold prices. During 1994, the Company sold 1,692,800 ounces of gold at an average realized price of $384 per ounce compared to 1,983,300 ounces sold at an average realized price of $359 during 1993 and 1,945,500 ounces sold at an average realized price of $348 during 1992.

(See Appendix 1:  Description of Bar Chart C "Gold Revenues.")

      Total gold production of 1,696,400 ounces during 1994 compares to 1,917,900 ounces during 1993 and 1,911,600 ounces during 1992. The 1994 decline in production in part reflects the absence of production following the sale of the Dee mine effective March 31, 1994, the 1993 sales of the Mineral Hill and Golden Bear mines, and the completion of mining operations in 1993 at the Santa Fe mine. After adjusting for the foregoing, production from the Company's remaining operations decreased by 8% in 1994 compared to 1993, principally due to lower production at the Homestake and McLaughlin mines. The 1993 increase in production primarily reflects a 51,000 ounce increase in production at the Homestake mine and the inclusion of 40% (1992 - 22%) of the Snip mine's production following the consolidation of Prime effective December 31, 1992, partially offset by the absence of production from the operations sold in 1993.

      In 1994, the Company's overall cash cost per ounce increased to $254 from $231 in 1993 and $248 in 1992. The increase in costs per ounce primarily was due to the Homestake and McLaughlin mines. The effect on total cash costs of a strengthening Australian dollar was largely offset by a weakening of the Canadian dollar. The Company's overall noncash cost per ounce was $47 in 1994 compared to $51 and $55 in 1993 and 1992, respectively. The decline in noncash costs per ounce primarily reflects lower depreciation charges as a result of the write-downs of mining properties in 1992 and ore reserve expansions at several of the Company's operations.

(See Appendix 1:  Description of Bar Chart D "Cash Costs Per Ounce.")

      Production of 393,900 ounces at the Homestake mine in South Dakota in 1994 compares to 447,600 ounces in 1993 and 396,600 ounces in 1992. The production decline during 1994 primarily was due to lower grades resulting from an extended pre-stripping and development program in the Open Cut and the collapse of a ventilation raise in the underground operations during the second quarter which limited access to the deeper higher-grade mining areas. A new ventilation shaft was completed in March 1995. Production in 1994 also was impacted adversely by flooding following a severe storm in October. The lower production resulted in an increase in cash costs to $292 per ounce during 1994 from $268 per ounce during 1993. Several operating improvements were made at the

Homestake mine during 1993, including a grade-control program to better identify ore and reduce dilution and an improved safety program. These improvements reduced 1993 cash costs from $316 per ounce experienced in 1992.

      During the next few years, as mining progresses in the lower levels of the Homestake mine, the remaining higher-grade ore deposits will become narrower and less continuous and therefore more difficult to mine. The Company has developed various alternatives to help minimize the effect that this may have on future costs. During 1995, a large tonnage, lower-grade stope in the upper levels of the mine will be bulk-mined. In addition, narrow vein mining is being tested in other portions of the mine. These trials will help determine the future underground mine operating strategy. In-mine exploration replaced underground ore reserves mined during 1994.

      Production at the McLaughlin mine in California decreased to 250,500 ounces in 1994 from 305,300 ounces in 1993 and 291,100 ounces in 1992. Production in 1994 was derived from the South Pit following completion of mining in the North Pit in 1993. The grade of ore mined in the South Pit during 1994 was lower than the grade of ore mined in the North Pit during 1993 and 1992. The lower grade of ore, together with costs associated with an underground exploration program, increased cash costs to $252 per ounce in 1994 from $196 and $204 in 1993 and 1992, respectively. Gold production is expected to increase in 1995 as the higher-grade zones at the bottom of the South Pit are reached. However, during the second quarter of 1996, mining in the South Pit will cease and gold production levels are expected to decline significantly with production principally derived from processing lower-grade stockpiles.

      The Company's share of gold production from the Round Mountain mine in Nevada increased to 105,900 ounces during 1994 from 93,700 ounces during 1993 and 92,600 ounces in 1992. The loading of fewer tons at a higher grade on the reusable pads has allowed for longer leach times, thereby improving gold recoveries from 69% in 1993 to 79% in 1994. In addition, larger quantities of lower-grade ore are being placed on the dedicated pad. The higher production levels resulted in a decrease in cash costs per ounce to $187 in 1994 from $230 in 1993 and $233 in 1992. Production during the last few years includes ounces recovered from a very high-grade vein of gold. Homestake's share of gold from this vein during 1994, 1993 and 1992 was 8,300 ounces, 13,300 ounces and 13,000 ounces, respectively. Only 1,600 ounces are expected to be recovered from the high-grade vein during 1995. The Company's share of Round Mountain ore reserves increased by 169,000 ounces in 1994 primarily due to exploration drilling which extended pit limits, and the inclusion of previously leached material following favorable processing tests.

      Mining at the Santa Fe mine in Nevada ceased in November 1993 as ore reserves were depleted. Re-leaching of ore on existing pads continued during 1994 resulting in production of 22,400 ounces compared to 54,000 ounces and 60,900 ounces during 1993 and 1992, respectively.

      The Company's share of gold production from the Williams mine amounted to 222,700 ounces at an average cash cost of $204 per ounce during 1994 compared to 246,100 ounces at a cost of $199 per ounce during 1993 and 248,500 ounces at a cost of $186 per ounce in 1992. The increase in costs per ounce during the current year is due to processing lower-grade ore, partially offset by a weakening in the Canadian dollar in relation to the United States dollar. In December 1994, a system was installed to capture heat from exhaust air and mine water. The heat is used to warm fresh air entering the mine. Annual savings from this process could exceed $0.3 million.

      The Company's share of gold production from the David Bell mine amounted to 96,100 ounces at an average cash cost of $168 per ounce in 1994 compared to 107,600 ounces at a cost of $154 per ounce during 1993 and 105,300 ounces at a cost of $156 per ounce during 1992. The increase in cash costs per ounce during the current year is due to processing lower-grade ore, partially offset by a weakening in the Canadian dollar in relation to the United States dollar. Mining activity in 1994 included a major underground development program to prepare the C-zone mining block. The C-zone, which is scheduled to commence production in June 1995, will provide a third production block and thereby increase mining flexibility.

      During the next few years, production at the Williams and David Bell mines is expected to be slightly lower as the grades of ore mines more closely approximate the average remaining life-of-mine ore grades.

      Production of 82,100 ounces at the Nickel Plate mine in Canada during 1994 compares to 73,900 ounces in 1993 and 84,700 ounces in 1992. The increase in 1994 production primarily is due to the processing of higher-grade ore from the Stage IV pit expansion program which commenced in late 1992. Cash costs increased to $351 per ounce in 1994 compared to $312 per ounce in 1993 and $295 per ounce in 1992. The increase in cash costs per ounce during 1994 is due to higher milling costs reflecting the refractory nature of a portion of the ore which required increased reagent use, and an increase in the rate of mining. Mining at the Nickel Plate mine will be reduced substantially in early 1995. A milling rate of 4,000 tons per day is planned through the end of 1996 at which time the ore reserve is expected to be depleted.

During the fourth quarter of 1994, the Nickel Plate ore reserve was reduced by 8% reflecting lower than anticipated grades from the Stage IV pit expansion.

      The Company's share of production at the Snip mine in Canada in 1994 was 51,600 ounces contained in concentrate and gold dore, with an average cash cost of $171 per ounce, compared to 59,800 contained ounces at a cost of $152 per ounce in 1993 and 30,600 contained ounces at a cost of $145 per ounce in 1992. The decrease in production and resulting increase in cash costs per contained ounce during the current year was due to lower grade. The increase in the Company's share of production in 1993 was due to the consolidation of Prime effective December 31, 1992.

      Homestake Gold of Australia's (HGAL) share of production from its Kalgoorlie operations in Western Australia increased to 352,100 ounces during 1994 from 332,600 ounces in 1993 and 341,800 ounces in 1992. The 1994 increase in production is due to an increase in tons mined, higher grades and improved recoveries from the Super Pit, partially offset by a decrease in production at Mt. Charlotte and the payment of 15,800 ounces to HGAL s joint venture partner under the disproportionate sharing arrangement. No ounces were paid to the joint venture partner under this arrangement in 1993 or 1992. The lower Mt. Charlotte production was due to lower tonnage and grades resulting from underground operational difficulties which hampered the movement of ore. These difficulties were rectified during the year. Cash costs at the Kalgoorlie operations increased to $259 per ounce in 1994 from $230 per ounce in 1993 and $255 per ounce in 1992. The increase in costs per ounce during 1994 and decrease in costs per ounce in 1993 primarily are due to fluctuations in the Australian dollar in relation to the United States dollar. Cash costs per ounce measured in Australian dollars have shown little change since 1992.

      The El Hueso mine in Chile produced 56,400 ounces at an average cash cost of $403 per ounce in 1994 compared to 71,700 ounces at a cost of $299 per ounce in 1993 and 70,400 ounces at a cost of $285 per ounce in 1992. Mining operations at the El Hueso mine ceased in the first quarter of 1995. Leaching operations will continue through the end of the year. In 1995, the Company plans to spend approximately $1 million on exploration at a nearby prospect which, if successful, could result in the reopening of the El Hueso operations.

Main Pass 299: Homestake has a 16.7% interest in the Main Pass 299 sulphur mine in the Gulf of Mexico. Oil and gas operations commenced in 1991 and sulphur start-up operations began in the second quarter of 1992. Full design production levels of 5,500 tons of sulphur per day were reached in December 1993. During 1994, sulphur production levels continued to increase and averaged 6,200 tons per day by year end.

      The Company's share of sulphur revenues from Main Pass 299 was $16.9 million in 1994 compared to $2 million in 1993 reflecting the higher sulphur production levels. The Company's average realized price per ton of sulphur was $53 in 1994 compared to $59 per ton in 1993. Oil revenues of $10 million in 1994 compare to $14.2 million in 1993 and $22.1 million in 1992. Oil production peaked in 1992 and is expected to continue to decline over the next five years.

      Operating losses of $0.2 million were recorded by the Company from Main Pass 299 operations during 1994 compared to losses of $9.9 million in 1993 and operating income of $4 million in 1992. The 1994 improvement in Main Pass operations reflects rising sulphur production levels and increased operating efficiencies, partially offset by lower oil production and prices. The lower 1993 earnings reflect the commencement of sulphur operations and lower oil production and prices. In addition, at December 31, 1993 the Company recorded a pretax write-down of oil and gas assets of $16 million based on a decline in the market price of oil.

Other Revenues: Interest income of $9.8 million in 1994 compares to $4.8 million in 1993 and $9.9 million in 1992. The increase in interest income in 1994 reflects higher cash and equivalents and short-term investment balances and a rise in interest rates during the year. The decrease in interest income in 1993 from 1992 primarily is due to lower cash and equivalents and short-term investment balances and lower interest rates during 1993. The gain on sale of stock by subsidiary of $11.2 million represents the gain recorded on the dilution of the Company's ownership interest in Prime. Other income of $25.6 million in 1994 includes a pretax gain of $15.7 million on the sale of the Company s interest in the Dee mine.

Depreciation, Depletion and Amortization: Depreciation, depletion and amortization declined to $76.2 million in 1994 compared to $103.4 million and $117.5 million in 1993 and 1992, respectively. The changes primarily were due to lower 1994 production and the write-downs of oil and gas assets in 1993 and mining properties in 1992.

Administrative and General: Administrative and general expense decreased to $38.2 million in 1994 from $40.6 million in 1993 and $48.5 million in 1992. The decline in administrative and general expense reflects continued cost constraints and the impact of the 1992 and 1993 restructuring programs.

(See  Appendix  1:    Description  of  Bar Chart E "Administrative And General
Expense.")

Exploration: Exploration expense of $21.3 million in 1994 compares to $17.5 million and $27.8 million in 1993 and 1992, respectively. The increase in exploration expense in 1994 from 1993 reflects increased activity at the Ruby Hill advanced exploration project, partially offset by the cessation of the North Homestake mine project in early 1994. The decrease in exploration expense in 1993 from 1992 primarily reflects the Company's efforts in concentrating on fewer, higher quality projects.

(See Appendix 1:  Description of Bar Chart F "Exploration Expense.")

Interest Expense: Interest expense of $10.1 million in 1994 compares to $9.1 million in 1993 and $13.4 million in 1992. Capitalized interest related to the development of certain assets amounted to $0.7 million in 1994, compared to $0.1 million and $3.5 million in 1993 and 1992, respectively. The increase in interest expense in 1994 from 1993 reflects a full year's interest on the Company's convertible subordinated notes which were issued in June 1993, partially offset by the repayment of $8.3 million of Australian finance lease debt in February 1994. Interest expense declined in 1993 from 1992 primarily as a result of the repayment of $87 million of debt in the second half of 1992. The average rate of interest on the Company's long-term debt was 5.5% at December 31, 1994 compared to 5.1% and 4.5% at December 31, 1993 and 1992, respectively.

Income Taxes: In 1994, the Company benefited from reversals of tax valuation allowances principally in foreign jurisdictions. These items were fully utilized in 1994 and, as a result, the Company will be subject to a higher effective tax rate in 1995.

      In 1993, the Company adopted Statement of Financial Accounting Standards No. (SFAS) 109, "Accounting for Income Taxes." In adopting SFAS 109, the Company provided a full valuation reserve on a significant portion of its deferred tax assets. The effect on net income of the adoption of SFAS 109 was not material and did not result in the recording of a cumulative effect for adopting this accounting principle.

                        LIQUIDITY AND CAPITAL RESOURCES

      Homestake's cash and equivalents and short-term investments increased by $70.5 million to $205.2 million at December 31, 1994 as a result of strong cash flows from the Company's operations. In addition, cash provided by financing activities before dividend payments in 1994 amounted to $28.9 million and $24.5 million was realized on the sale of assets. During 1993, net debt repayments amounted to $48 million and a further $15.8 million were used to redeem preferred shares which had been issued by Homestake Canada Inc.

(See Appendix 1: Description of Bar Chart G "Cash and Equivalents and Short-Term Investments.")

      Additions to property, plant and equipment totaled $88.7 million in 1994 compared to $57.8 million and $63.5 million in 1993 and 1992, respectively. Capital additions in 1994 include $42 million at the Eskay Creek mine, $20 million at the Homestake mine primarily for Open Cut expansion and $13 million at the Kalgoorlie operations for mill expansions and modifications. Additions in 1993 included $19 million at the Nickel Plate mine for a pit expansion and $12 million at the Homestake mine for the Open Cut expansion and additions in 1992 included $14 million at the Kalgoorlie operations, primarily for Super Pit development. The remaining expenditures during these years primarily were for replacement capital to maintain existing production capacity.

(See Appendix 1: Description of Bar Chart H "Cash Provided By Operations.")

      In addition to replacement capital at existing operations, expenditures of $39 million are planned for 1995 at the Kalgoorlie operations to complete the expansion of the Fimiston mill, which will increase ore processing efficiency and capability, and replace the capacity of the Oroya mill which will be dismantled to allow for an expansion of the Super Pit. Additions of $25 million are planned at the Homestake mine primarily for pre-stripping and development at the Open Cut and continuing modernization projects.

      During 1994, the Company issued 293,000 shares for proceeds of $5.3 million from the exercise of stock options.

      Through a series of transactions from 1989 to 1994, the Company acquired
50.6%  of  Prime's  common  shares.    For  further details, see note 3 to the
consolidated financial statements.

      In February 1994, HGAL repaid the remaining $8.3 million of its Australian finance lease debt.

      In June 1993, the Company sold $150 million of 5.5% convertible subordinated notes maturing in the year 2000. The notes are convertible into the Company's shares at a price of $23.06 per common share and are redeemable by the Company at any time on or after June 23, 1996. Proceeds from the notes were used to retire existing gold loans and other long-term debt.

      In 1993, the Company entered into a $150 million revolving credit facility. This facility provides for borrowings denominated in U.S. dollars, Canadian dollars, ounces of gold or any combination of these. The credit agreement includes a minimum consolidated net worth requirement of $500 million. In October 1994, the Company amended this facility which resulted in a reduction of commitment and borrowing fees, a one-year extension of the facility to 1999 and the elimination of a number of financial covenants. No amounts have been borrowed under this facility. The Company has no required debt repayments until the convertible notes mature in the year 2000.

      The Company incurred $14.2 million of reclamation-related expenditures during 1994 at its discontinued uranium facility at Grants, New Mexico. In accordance with the Energy Policy Act of 1992, the United States Department of Energy (DOE) is responsible for funding 51% of all past and future reclamation expenditures at this facility. The total cost for reclamation of the Grants site is estimated to be $59.2 million, of which $40.1 million had been expended by December 31, 1994. The Company's share of the cost of reclaiming the Grants facility is fully provided in the financial statements at December 31, 1994. The Company received $4.3 million in 1994 from the DOE. The accompanying balance sheet as of December 31, 1994 includes a receivable of $9.8 million for unreimbursed claims filed with the DOE pertaining to the DOE's share of reclamation expenditures made by the Company through 1993. For discussion of certain environmental matters, see note 22 to the consolidated financial statements.

      In  May  1994, the Company increased its regular quarterly dividend from
$0.025  to  $0.05.   Total common share dividends paid by Homestake were $24.1
million in 1994 compared to $13.7 million in 1993 and $23.6 million in 1992.

      Future results will be impacted by such factors as the market price of gold, the Company's ability to expand its ore reserves and the fluctuations of foreign currency exchange rates. The Company believes that the combination of cash, investments, available lines of credit and future cash flows from operations will be sufficient to meet normal operating requirements and anticipated dividends.

REPORT OF INDEPENDENT AUDITORS

The Shareholders and Board of Directors of
Homestake Mining Company:

We have audited the consolidated balance sheets of Homestake Mining Company and Subsidiaries as of December 31, 1994 and 1993, and the related statements of consolidated operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Homestake Mining Company and Subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand LLP
--------------------------
San Francisco, California
February 8, 1995


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Homestake Mining Company and Subsidiaries are prepared by the Company's management in conformity with generally accepted accounting principles. Management is responsible for the fairness of the financial statements, which include estimates based on judgments.

   The Company maintains accounting and other control systems which management believes provide reasonable assurance that financial records are reliable for the purposes of preparing financial statements and that assets are properly safeguarded and accounted for. Underlying the concept of reasonable assurance is the premise that the cost of controls should not be disproportionate to the benefits expected to be derived from such controls. The Company's internal control structure is reviewed by its internal auditors and by the independent auditors in connection with their audit of the Company's consolidated financial statements.

   The external auditors conduct an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards in order to express their opinion on these financial statements. These standards require that the external auditors plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

   The Audit Committee of the Board of Directors, composed entirely of outside directors, meets periodically with management, internal auditors and the external auditors to discuss the annual audit, internal control, internal auditing and financial reporting matters. The external auditors and the internal auditors have direct access to the Audit Committee.

/s/ Harry M. Conger
-------------------
Harry M. Conger
Chairman of the Board and Chief Executive Officer



/s/ Gene G. Elam
-------------------
Gene G. Elam
Vice President, Finance and Chief Financial Officer


February 8, 1995

                     STATEMENTS OF CONSOLIDATED OPERATIONS
                   Homestake Mining Company and Subsidiaries

For the years ended December 31, 1994, 1993 and 1992
(In thousands, except per share amounts)

                                  1994              1993             1992
                               ---------------------------------------------
 Revenues
   Product sales                $656,056           $703,505         $659,646
   Interest income                 9,762              4,832            9,892
   Equity earnings                 2,857                795            2,474
   Gain on issuance of stock by
     subsidiary                   11,224
   Other income                   25,588             13,096           11,508
                               ----------------------------------------------
                                 705,487            722,228          683,520
                              ----------------------------------------------
Costs and Expenses
   Production costs              447,129            454,623          470,374
   Depreciation, depletion and
     amortization                 76,171            103,377          117,483
   Administrative and general
     expense                      38,159             40,553           48,514
   Exploration expense            21,347             17,457           27,798
   Interest expense               10,124              9,147           13,420
   Other expense                   6,744              4,492            5,694
   Write-downs of mining
     properties and investments                      16,032          130,290
   Restructuring and business
     combination expenses                             8,151           48,442
                                ---------------------------------------------
                                 599,674            653,832          862,015
                                ---------------------------------------------
 Income (Loss) Before Taxes
   and Minority Interest         105,813             68,396         (178,495)
 Income and Mining Taxes         (18,880)           (12,775)           2,889
 Minority Interest                (8,917)            (3,127)            (230)
                                ---------------------------------------------
 Net Income (Loss)               $78,016            $52,494        $(175,836)
                                ---------------------------------------------
 Net Income (Loss) Per Share       $0.57              $0.38           $(1.31)
                                ---------------------------------------------
 Average Shares Used in
   the Computation               137,733            137,046          135,221
                                ---------------------------------------------

See notes to consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS
                   Homestake Mining Company and Subsidiaries

December 31, 1994 and 1993
(In thousands, except per share amount)

                                             1994            1993
                                        --------------------------
ASSETS
Current Assets
   Cash and equivalents                 $  105,701      $  134,719
   Short-term investments                   99,479
   Receivables                              58,994          28,649
   Inventories                              71,715          66,539
   Other                                     6,910           8,303
                                        --------------------------
       Total current assets                342,799         238,210
                                        --------------------------
Property, Plant and Equipment - net        808,221         830,228
                                        --------------------------
Investments and Other Assets
   Noncurrent investments                   15,774          20,632
   Other assets                             35,174          32,180
                                        --------------------------
       Total investments and other
         assets                             50,948          52,812
                                        --------------------------
Total Assets                            $1,201,968      $1,121,250
                                        ==========================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable                     $   35,674      $   33,002
   Accrued liabilities                      54,138          57,747
   Income and other taxes payable            7,083           9,816
   Current portion of long-term debt                         3,785
                                        --------------------------
       Total current liabilities            96,895         104,350
                                        --------------------------
Long-term Liabilities
   Long-term debt                          185,000         189,191
   Other long-term obligations             110,719          93,674
                                        --------------------------
       Total long-term liabilities         295,719         282,865
                                        --------------------------
Deferred Income Taxes                      136,274         164,030
                                        --------------------------
Minority Interest in Consolidated
   Subsidiaries                             84,310          54,761
                                        --------------------------

Shareholders' Equity
   Capital stock, $1 par value per
     share:
     Preferred - 10,000 shares
        authorized; no shares
        outstanding
     Common - 250,000 shares authorized;
        shares outstanding:
          1994 - 137,785;
          1993 - 137,494                   137,785         137,494
   Additional paid-in capital              339,785         334,737
   Retained earnings                       106,405          52,495
   Accumulated currency translation
     adjustments                             8,869          (5,620)
   Other                                    (4,074)         (3,862)
                                        --------------------------
         Total shareholders' equity        588,770         515,244
                                        --------------------------
Total Liabilities and Shareholders'
  Equity                                $1,201,968      $1,121,250
                                        ==========================

Commitments and Contingencies - see notes 22 and 23.

See notes to consolidated financial statements.

                STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
                   Homestake Mining Company and Subsidiaries

For the years ended December 31, 1994, 1993 and 1992
(In thousands)

                                                  Additional
                                          Common     Paid-in      Retained
                                           Stock     Capital      Earnings
                                        ----------------------------------
BALANCES, DECEMBER 31, 1991             $132,325    $325,629      $215,886
  Net loss                                                        (175,836)
  Common share dividends                                           (23,624)
  Preference share dividends                                        (1,834)
  Redemption of HCI preference
    shares for common stock                4,271      (4,271)
  Exercise of stock options                   16          86
  Stock issued to employee
    savings plan                              45         560
  Currency translation
    adjustments
  Other                                      115         684
                                        -----------------------------------
BALANCES, DECEMBER 31, 1992              136,772     322,688        14,592
  Net income                                                        52,494
  Common share dividends                                           (13,706)
  Preference share dividends                                          (885)
  Sale of Homestake stock held
    by Prime                                           1,155
  Exercise of stock options                  686      10,397
  Stock issued to employee
    savings plan                              36         492
  Currency translation
    adjustments
  Other                                                    5
                                        ------------------------------------
BALANCES, DECEMBER 31, 1993              137,494     334,737        52,495
  Net income                                                        78,016
  Common share dividends                                           (24,106)
  Exercise of stock options                  291       5,048
  Currency translation
    adjustments
  Unrealized loss on investments
  Other
                                        ------------------------------------
BALANCES, DECEMBER 31, 1994             $137,785    $339,785      $106,405
                                        ====================================

(Table continued)
                                   Accumulated
                                      Currency
                                   Translation
                                   Adjustments        Other       Total
                                   -------------------------------------
BALANCES, DECEMBER 31, 1991             $7,970      $(6,168)    $675,642
  Net loss                                                      (175,836)
  Common share dividends                                         (23,624)
  Preference share dividends                                      (1,834)
  Redemption of HCI preference
    shares for common stock
  Exercise of stock options                                          102
  Stock issued to employee
    savings plan                                                     605
  Currency translation
    adjustments                         (6,837)                   (6,837)
  Other                                              (3,579)      (2,780)
                                   -------------------------------------
BALANCES, DECEMBER 31, 1992              1,133       (9,747)     465,438
  Net income                                                      52,494
  Common share dividends                                         (13,706)
  Preference share dividends                                        (885)
  Sale of Homestake stock held
    by Prime                                          4,258        5,413
  Exercise of stock options                                       11,083
  Stock issued to employee
    savings plan                                                     528
  Currency translation
    adjustments                         (6,753)                   (6,753)
  Other                                               1,627        1,632
                                   --------------------------------------
BALANCES, DECEMBER 31, 1993             (5,620)      (3,862)     515,244
  Net income                                                      78,016
  Common share dividends                                         (24,106)
  Exercise of stock options                                        5,339
  Currency translation
    adjustments                         14,489                    14,489
  Unrealized loss on investments                       (382)        (382)
  Other                                                 170          170
                                   --------------------------------------
BALANCES, DECEMBER 31, 1994             $8,869      $(4,074)    $588,770
                                   ======================================

See notes to consolidated financial statements.


                    STATEMENTS OF CONSOLIDATED CASH FLOWS
                  Homestake Mining Company and Subsidiaries

For the years ended December 31, 1994, 1993 and 1992
(In thousands)

                                         1994        1993       1992
                                     --------------------------------
CASH FLOWS FROM OPERATIONS
   Net income (loss)                   $78,016     $52,494   $(175,836)
   Reconciliation to net cash
      provided by operations:
      Depreciation, depletion
        and amortization                76,171     103,377     117,483
      Write-downs of mining
        properties and
        investments                                 16,032     130,290
      Gain on issuance of stock
        by subsidiary                  (11,224)
      Gain on disposals of assets      (19,521)     (7,974)    (12,456)
      Deferred income taxes             (3,665)      2,583     (11,121)
      Reclamation - net                  3,986      (8,459)     (4,160)
      Minority interest                  8,917       3,127         230
      Other noncash items - net         27,222      17,435       9,573
      Effect of changes in operating
        working capital items:
          Receivables                   (8,824)    (18,993)     12,096
          Inventories                  (14,045)     10,357      12,933
          Accounts payable               2,484      (4,009)    (10,424)
          Accrued liabilities and
            taxes payable               (6,938)      4,877       8,408
          Other                          1,138        (765)     (3,521)
                                     ---------------------------------
  Net cash provided by operations      133,717     170,082      73,495
                                     ---------------------------------
INVESTMENT ACTIVITIES
  Decrease (increase) in short-term
    investments                        (99,479)     16,739     115,334
  Additions to property, plant
    and equipment                      (88,654)    (57,825)    (63,453)
  Proceeds from sales of assets         24,542       9,649      11,858
  Other                                 (8,033)      1,060       7,260
                                      ---------------------------------
  Net cash provided by (used in)
    investment activities             (171,624)    (30,377)     70,999
                                      ---------------------------------
FINANCING ACTIVITIES
  Borrowings                                       146,074     115,239
  Debt repayments                       (8,352)   (194,037)   (215,251)
  Dividends paid on common shares      (24,106)    (13,706)    (23,624)
  Dividends paid on preference
    shares                                            (885)     (1,834)
  Common shares issued                   5,339      11,611         321
  Stock issued by subsidiary            31,870
  Redemption of HCI preference shares              (15,810)     (4,727)
  Sale of Homestake stock held by Prime              6,361
  Other                                              1,452         326
                                      ---------------------------------
  Net cash provided by (used in)
    financing activities                 4,751     (58,940)   (129,550)
                                      ---------------------------------
Effect of Exchange Rate Changes
  on Cash                                4,138       (254)       3,882
                                      ---------------------------------
Net Increase (Decrease) in Cash
   and Equivalents                     (29,018)    80,511       18,826
Cash and Equivalents, January 1        134,719     54,208       35,382
                                      ---------------------------------
Cash and Equivalents, December 31     $105,701   $134,719      $54,208
                                      =================================

See notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Homestake Mining Company and Subsidiaries
(All tabular amounts in thousands)

Note 1: SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include Homestake Mining Company (the Company or Homestake) and its majority-owned subsidiaries and their undivided interests in joint ventures after elimination of intercompany amounts. At December 31, 1994 the Company owned 81.5% of Homestake Gold of Australia Limited (HGAL) and 50.6% of Prime Resources Group Inc. (Prime) with the remaining interests reflected as minority interest in the consolidated financial statements. Undivided interests in gold mining operations (the Round Mountain mine in the United States; HGAL's interest in the gold mining operations in Kalgoorlie, Western Australia; Homestake Canada Inc.'s (HCI) interests in the Williams and David Bell mines in Canada; and Prime's interests in the Eskay Creek and Snip mines in Canada) and in the sulphur and oil recovery operations at Main Pass 299 in the Gulf of Mexico are reported using pro rata consolidation whereby the Company reports its proportionate share of assets, liabilities, income and expenses. Investments in gold mining venture partnerships over which the Company exercises significant influence, principally the Pinson and Marigold mines in Nevada (in which the Company has ownership interests of 26% and 33%, respectively), are reported using the equity method.

Cash and equivalents include all highly-liquid investments with a maturity of three months or less at the date of purchase. The Company minimizes its credit risk by placing its cash and equivalents with major international banks and financial institutions located principally in the United States, Canada and Australia. The Company believes that no concentration of credit risk exists with respect to cash and equivalents.

Short-term investments consist principally of highly-liquid U.S. and foreign government and corporate securities with original maturities in excess of three months. Effective January 1, 1994 the Company adopted Statement of Financial Accounting Standards No. (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with this statement, the Company classifies all short-term investments as available-for-sale securities and, accordingly, includes all unrealized gains and losses on these investments as a separate component of shareholders' equity, except that declines in market value judged to be other than temporary are recognized in determining net income or loss. The effect on net income of adoption of SFAS 115 was not material and did not result in the recording of a cumulative effect on adoption.

Inventories, including finished products, ore in-process, stockpiled ore, ore in-transit and supplies, are stated at the lower of cost or net realizable value. The cost of gold produced by United States operations is determined principally by the last-in, first-out method (LIFO). The cost of other inventories is determined primarily by averaging methods.

Exploration costs, including those incurred through joint ventures, are expensed as incurred. All costs related to property acquisitions are capitalized.

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

Property evaluation: Recoverability of investments in operating mines is evaluated periodically. Estimated future net cash flows from each mine are calculated using estimates of proven and probable ore reserves, estimated future prices (considering historical and current prices, price trends and related factors) and operating capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each mine are recorded to the extent the remaining investment exceeds the estimate of future net cash flows.

   Recoverability of the carrying values of non-operating properties is evaluated periodically based upon estimated future net cash flows from each property determined as described above using estimates of contained mineralization, which represent estimated mineralization expected to be classified as proven and probable reserves, based on geological delineation to date, upon completion of a feasibility study. In addition, estimated future net cash flows may be reduced by a discount factor after considering the uncertainties inherent in developing non-operating properties for which a feasibility study has not been completed, the length of time before mining operations may begin, and the expected complexity of each individual mining plan. The discount factor is based principally upon the Company's composite United States borrowing rate as well as other factors affecting the risk of developing such properties. Reductions in the carrying value of each property are recorded to the extent that the Company's carrying value in each property exceeds its estimate of future net cash flows.

   Undeveloped properties upon which the Company has not performed sufficient exploration work to determine whether significant mineralization exists are carried at original acquisition cost.

Reclamation costs and related accrued liabilities, which are based on the Company's interpretation of current environmental and regulatory requirements, are accrued and expensed, principally by the units-of-production method based on estimated proven and probable ore reserves.

Noncurrent investments, which include mining securities, are carried at the lower of cost or market. Realized gains and losses are included in determining net income or loss. Unrealized losses are reported as a reduction in shareholders' equity, except that declines in market value judged to be other than temporary are recognized in determining net income or loss.

Product sales are recognized when title passes at the shipment or delivery point.

Income taxes: The Company follows the liability method of accounting for income taxes whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year. Mining taxes represent Canadian taxes levied on mining operations.

Foreign currency: Substantially all assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the end of each period. Income and expenses are translated at the average exchange rate for the year. Accumulated currency translation adjustments are included as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in the determination of net income or loss.

Pension plans and other postretirement benefits: Pension costs related to United States employees are determined using the projected unit credit actuarial method. Pension plans are funded through annual contributions. In addition, the Company provides medical and life insurance benefits for certain retired employees and accrues the cost of such benefits over the period in which active employees become eligible for the benefits. The costs of the postretirement medical and life insurance benefits are paid at the time the services are provided.

Net income (loss) per share is computed by dividing net income less preference share dividends by the weighted average number of common shares and common share equivalents outstanding during the year. Fully diluted net income (loss) per share is not presented since the exercise of stock options would not result in a material dilution of earnings per share and the conversion of the 5.5% convertible subordinated notes would produce an anti-dilutive result.

Reclassifications: Certain amounts for 1993 and 1992 have been reclassified to conform to the 1994 presentation.

Note 2:  HOMESTAKE CANADA INC.

On July 22, 1992 Homestake acquired all of the common shares and first preference shares of International Corona Corporation (Corona), a publicly traded Canadian gold producer. In December 1992, Corona's name was changed to Homestake Canada Inc. Homestake issued 0.35 of a Homestake common share for each HCI common share, 0.54 of a Homestake common share and $0.42 cash for each HCI Series A first preference share and 1.08 Homestake common shares for each HCI Series C first preference share. Homestake issued a total of 37.2 million Homestake common shares and paid approximately $0.5 million in cash in acquiring 100% of HCI's common and first preference shares. This business combination was accounted for as a pooling of interests.

Note 3:  PRIME RESOURCES GROUP INC.

In June 1994, Prime sold five million common shares at approximately $6.70 per share to the public. Net proceeds of approximately $31.9 million from this issue were used to fund a portion of the construction and development costs of the Eskay Creek gold mine in Canada. This transaction resulted in a reduction of the Company's interest in Prime from 54.2% to 50.6%. The Company recorded a gain of $11.2 million on the transaction in recognition of the net increase in the book value of the Company's investment in Prime. Deferred income taxes were not provided on this gain since the Company's tax basis in Prime substantially exceeds its carrying value.

   In December 1993, Prime acquired effectively all of the stock of Stikine Resources Ltd. (Stikine) through a share exchange. This transaction was accounted for as a corporate reorganization of companies under common control. Prime and Stikine each had a 50% interest in the Eskay Creek mine. Following this transaction, the Company owned 54.2% of the outstanding shares of Prime. Homestake's effective ownership in Prime and Stikine prior to this transaction was 54.3% and 54.1%, respectively.

   In December 1992, HCI acquired two million common shares of Prime for $3.2 million in cash, representing 4.4% of Prime's shares then outstanding. As a result of this transaction, Homestake owned in excess of 50% of Prime's common shares and included Prime in its consolidated financial statements effective December 31, 1992.

   On June 30, 1992 HCI purchased 419,475 Stikine common shares from the minority shareholders of Stikine in exchange for 419,475 HCI Series 1 second preference shares (Series 1 shares). As a result, HCI increased its investment in the Eskay Creek mine by approximately $24.9 million and the Company's ownership of Stikine increased above 50%. Stikine has been included in the consolidated financial statements as of that date. In July 1993, all of the Series 1 shares were redeemed at par for cash of $54.61 per share, plus unpaid dividends.

Note 4:  SALES OF MINING OPERATIONS

Dee mine: In May 1994, the Company sold its 44% interest in the Dee gold mine in Nevada to Rayrock Mines, Inc. (Rayrock) for $16.5 million. Rayrock assumed responsibility for and indemnified Homestake against all related environmental and reclamation matters. This sale resulted in a pretax gain of $15.7 million, which is included in other income.

NAM: In July 1993, the Company sold its 83% interest in North American Metals Corp. (NAM), the owner and operator of the Golden Bear mine in Canada, for approximately $1 million plus a retained royalty interest. The Company recorded a $0.5 million pretax gain and a $12.9 million tax benefit on this transaction.

Mineral Hill mine: In November 1993, the Company sold its 50% interest in the Mineral Hill gold mine in Montana for $4 million in cash and 140,000 common shares of TVX Gold Inc. (TVX). The Company retained a royalty interest on certain exploration lands and received an indemnification from TVX for all past, present and future reclamation requirements. This sale resulted in a pretax gain of $3.6 million, which was included in other income in 1993.

Note 5:  WRITE-DOWNS OF MINING PROPERTIES AND INVESTMENTS

As discussed in note 1, the Company performs periodic property evaluations to assess the recoverability of its mining properties and investments. In 1993 and 1992, the Company determined that based upon its estimates of proven and probable reserves, sales prices and operating costs at certain locations, it would not fully recover its investment in certain assets and, accordingly, recorded write-downs as a result of these evaluations totaling $16 million and $130.3 million in 1993 and 1992, respectively.

   In 1993, the Company recorded a $16 million write-down of its investment in the oil and gas assets at the Main Pass 299 sulphur mine due to a decline in oil prices. In 1992, based on Homestake's assessment of the then recoverable value of its investment in the Eskay Creek property, the Company recorded a $70 million write-down of its investments in Prime and Stikine, the holders of the Eskay Creek property. The write-down was recorded at the time of the acquisition of HCI to reflect Homestake's estimates of capital costs and future gold prices. Other write-downs in 1992 included property write-downs of $44.3 million and $12.5 million in the United States and Canada, respectively, and a $3.5 million reduction of the carrying value of certain Latin American mining securities.

Note 6:  RESTRUCTURING AND BUSINESS COMBINATION EXPENSES

In 1993, the Company recorded restructuring and business combination expenses totaling $8.2 million primarily related to a second early retirement and work force reduction program at the Homestake mine in South Dakota and the reorganization of HGAL, including the relocation of HGAL's principal office. In 1992, concurrent with the business combination with HCI, the Company recorded a charge of $48.4 million for the corporate restructuring of its North American operations. The restructuring included the consolidation of many administrative and exploration activities, the closure of several existing offices and the initiation of an early retirement and work force reduction program at the Homestake mine.

Note 7:  INCOME TAXES

Effective January 1, 1993 the Company adopted SFAS 109, "Accounting for Income Taxes." The adoption of this standard changed the criteria for recognition and measurement of deferred tax assets and certain other requirements of SFAS 96. The standard was adopted on a prospective basis and amounts presented for prior years were not restated. The effect on net income of adoption of SFAS 109 was not material and did not result in the recording of a cumulative effect on adoption.

  The provision (credit) for income and mining taxes consists of the following:


                                      1994      1993       1992
                                 -------------------------------
Current
   Income taxes
     Federal                       $ 7,560    $(2,465)   $ (513)
     State                           1,258        105       305
     Canadian                        2,258      1,177     1,936
     Other foreign                     206      1,013       185
                                 -------------------------------
                                    11,282       (170)    1,913
   Canadian mining taxes             9,741     10,287     6,319
                                 -------------------------------
   Total current taxes              21,023     10,117     8,232
                                 -------------------------------

Deferred
   Income taxes
     Federal                         6,867      3,639   (11,040)
     State                          (1,086)        95      (601)
     Canadian                      (13,796)     2,203    (3,364)
     Other foreign                   4,438                 (262)
                                 -------------------------------
                                    (3,577)     5,937   (15,267)
   Canadian mining taxes             1,434     (3,279)    4,146
                                 -------------------------------
   Total deferred taxes             (2,143)     2,658   (11,121)
                                 -------------------------------
Total income and mining
   taxes (benefit)                 $18,880    $12,775  $ (2,889)
                                  ==============================

   The provision for income taxes is based on pretax income (loss) before minority interest as follows:

                                      1994       1993        1992
                                ----------------------------------
   United States                  $ 28,415    $ 6,222   $ (86,278)
   Canada                           49,690     41,434     (91,989)
   Other foreign                    27,708     20,740        (228)
                                ----------------------------------
                                  $105,813    $68,396   $(178,495)
                                ==================================

     Deferred tax liabilities and assets on the balance sheet as of December 31, 1994 and 1993 relate to the following:


                                           1994               1993
                                       ----------------------------
Deferred tax liabilities
   Depreciation and other resource
    property differences
    United States                      $  73,826         $  65,194
    Canada - Federal                      46,671            56,289
    Canada - Provincial                   74,653            84,032
    Australia                              5,214             5,373
                                       ----------------------------
                                         200,364           210,888
   Inventory                               2,854
   Other                                  11,946            22,397
                                       ----------------------------
Gross deferred tax liabilities           215,164           233,285
                                       ----------------------------

Deferred tax assets
   Tax loss carry-forwards
    United States                          3,958
    Canada - Federal                      17,793            17,387
    Canada - Provincial                    4,836             5,655
    Australia                              2,972             5,682
    Chile                                 16,363            15,564
                                        ---------------------------
                                          45,922            44,288
   Reclamation costs
    United States                          9,957            13,630
    Other                                  4,071             1,949
                                        ---------------------------
                                          14,028            15,579

   Employee benefit costs                 28,120            23,699
   Alternative minimum tax credit
     carry-forwards                       16,476            12,423
   Other resource property
    - Australia                            4,193             2,778
   Deductible mining taxes                 3,080
   Foreign tax credit carry-forwards       2,831             2,442
   Reorganization costs                    1,649             2,103
   Lease obligations not currently
    deductible                                               2,683
   Other                                  12,430            15,326
                                        ---------------------------
Gross deferred tax assets                128,729           121,321
Deferred tax asset valuation
   allowances                            (49,839)          (52,066)
                                        ---------------------------
Net deferred tax assets                   78,890            69,255
                                        ---------------------------
Net deferred tax liability              $136,274          $164,030
                                        ===========================

   Deferred tax assets and liabilities are classified in accordance with SFAS 109, which generally requires classification based on the related asset or liability creating the deferred tax. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal. The net change in the valuation allowance for deferred tax assets decreased by $2.2 million in 1994. The deferred tax valuation allowance of $49.8 million at

December 31, 1994 primarily is attributable to United States and Australian deferred tax assets. Net deferred tax assets at December 31, 1994 include $9.3 million of Canadian deferred tax assets, the realization of which is based on the Company s judgement regarding future income.

   Major items causing the Company's income tax provision (credit) to differ from the federal statutory rate of 35% in 1994 and 1993 and 34% in 1992 were as follows:

                                           1994       1993      1992
                                        -----------------------------
Income tax based on statutory rate      $37,035    $23,938  $(60,689)
Nondeductible write-downs                                     32,122
Percentage depletion                    (11,106)   (14,401)   (6,216)
Earnings in foreign jurisdictions
  taxed at different rates               (6,175)    (1,440)   (2,433)
State income taxes,
  net of federal benefit                  1,614        130      (245)
Tax relating to reorganizations           7,682      4,387     6,596
Unrealized minimum tax credits            1,753     23,844    10,617
Nontaxable book income                   (4,784)
Other nondeductible losses                9,401      3,757     3,539
Deferred tax assets not recognized
   in prior years (1)                   (27,697)   (36,706)
Foreign taxes withheld                    2,089      2,669
Other - net                              (2,107)      (411)    3,355
                                       ------------------------------
Total income taxes                        7,705      5,767   (13,354)
Canadian mining taxes                    11,175      7,008    10,465
                                      ------------------------------
Total income and mining taxes
   (benefit)                            $18,880    $12,775   $(2,889)
                                       ==============================

(1) The 1994 and 1993 amounts include (i) a reversal of prior year valuation allowances of $12.4 million and $0, respectively, and (ii) the realization of additional deferred tax assets that could not be recognized in prior years of $15.3 million and $36.7 million, respectively.

   The Company's 1994 income tax expense includes a $3.6 million tax benefit relating to tax law changes enacted in 1994 and a $9.6 million tax benefit relating to a change in the Company's judgement concerning the realizability of deferred tax assets in future years.

   For income tax purposes, the Company has foreign tax losses and U.S. foreign tax credit carry-forwards of approximately $62 million and $2.7 million, respectively, which are due to expire at various times through the year 2001.

Note 8:  RECEIVABLES

                                                    December 31,
                                                 1994           1993
                                              -----------------------
Trade                                         $23,318        $ 4,059
Income taxes                                    3,049         14,966
Uranium receivables                            17,616             21
Interest and other                             15,011          9,603
                                              -----------------------
                                              $58,994        $28,649
                                              =======================

Note 9:  INVENTORIES

                                                    December 31,
                                                 1994           1993
                                              -----------------------
Finished products                             $15,004        $ 9,548
Ore and in-process                             26,889         22,465
Supplies                                       29,822         34,526
                                              -----------------------
                                              $71,715        $66,539
                                              =======================

At December 31, 1994 and 1993, the cost of certain finished gold inventories in the United States stated on the LIFO cost basis aggregated $2.5 million and $0.4 million, respectively. Such inventories would have approximated $4.0 million and $1.4 million, respectively, if stated at the lower of market or current year average production costs. In 1993, 44,750 ounces of gold at an average cost of $175 per ounce were sold from the LIFO inventory, the effect of which increased pretax income by $5.2 million compared to the cost of such inventories based on 1993 average production cost.

   Ore stockpiles in the amount of $10.7 million that are not expected to be processed within the next 12 months are included in other assets (see note 12).

Note 10:  PROPERTY, PLANT AND EQUIPMENT

                                                   December 31,
                                                1994            1993
                                          --------------------------
Mining properties and development
   costs                                  $  714,479      $  694,885
Plant and equipment                          846,547         836,947
Land and royalty interests                     3,843           3,955
Construction and mine development
   in progress                                14,633           4,431
                                          ---------------------------
                                           1,579,502       1,540,218
Accumulated depreciation, depletion
   and amortization                         (771,281)       (709,990)
                                          ---------------------------
                                          $  808,221      $  830,228
                                          ===========================

Note 11:  NONCURRENT INVESTMENTS

                                                   December 31,
                                                1994            1993
                                             ------------------------
Equity investments
   Pinson and Marigold mining
     partnerships                            $ 6,298         $ 8,363
   Other equity investments                    5,041           7,626
Other investments                              4,435           4,643
                                             ------------------------
                                             $15,774         $20,632
                                             ========================

Note 12:  OTHER ASSETS

                                                   December 31,
                                                1994            1993
                                            -------------------------
Uranium receivables and other
   uranium assets                            $ 5,694         $13,567
Ore stockpiles                                10,684
Other                                         18,796          18,613
                                            -------------------------
                                             $35,174         $32,180
                                            =========================

Note 13:  ACCRUED LIABILITIES

                                                   December 31,
                                                1994           1993
                                             ------------------------
Accrued payroll and other compensation       $22,178         $19,053
Accrued reclamation costs                     15,266          14,041
Other                                         16,694          24,653
                                             ------------------------
                                             $54,138         $57,747
                                             ========================

Note 14:  LONG-TERM DEBT

                                                    December 31,
                                                 1994           1993
                                             -----------------------
Long-term debt
   Convertible subordinated notes
     (due 2000)                              $150,000       $150,000
   Pollution control bonds
     Lawrence County, South Dakota
       (due 2003)                              18,000         18,000
     State of California (due 2004)            17,000         17,000
   Australian finance lease debt                               7,976
                                            ------------------------
                                              185,000        192,976
Less current portion                                           3,785
                                            ------------------------
                                             $185,000       $189,191
                                            ========================

Convertible subordinated notes: In June 1993, the Company sold $150 million principal amount of 5.5% convertible subordinated notes which mature on June 23, 2000. Interest on the notes is payable semi-annually in June and December. The notes are convertible into common shares of the Company at a price of $23.06 per common share and are redeemable by the Company at any time on or after June 23, 1996. Proceeds from the notes were used to retire existing gold loans and other long-term debt. Issuance costs of $3.9 million were capitalized and are being amortized over the life of the notes.

Pollution control bonds: The Company pays interest monthly on the pollution control bonds based on variable short-term tax-exempt obligation rates. The rates at December 31, 1994 and 1993 were 5.7% and 3.1%, respectively. No principal payments are required until cancellation, redemption or maturity. Bondholders have the right to tender the bonds for payment at any time on seven-days notice. The Company has arrangements with underwriters to remarket any tendered bonds and also with a bank to provide liquidity and credit support to the Company and to purchase and hold for up to 15 months any tendered bonds that the underwriters are unable to remarket. The Company has certain rights with respect to bond redemption and changes in the interest rate terms.

Australian finance lease debt: During 1994, the Company repaid the remaining balance of its Australian finance lease debt.

Lines of credit: The Company has a U.S./Canadian cross-border credit facility providing a total availability of $150 million. The Company pays a commitment fee of 0.25% per annum on the unused portion of this facility. The credit facility is available through September 30, 1999 and provides for borrowings in U.S. dollars, Canadian dollars, gold loans or any combination of these. The credit agreement requires a minimum consolidated net worth of $500 million. In addition, Prime has a credit facility which provides a total availability of $7.1 million. No amounts have been borrowed under these agreements as of December 31, 1994.

   The Company has no required debt payments in the five years subsequent to December 31, 1994.

Note 15:  OTHER INCOME

                                         1994       1993      1992
                                    -------------------------------
Gain on disposals of assets           $19,521    $ 7,974   $12,456
Royalty income                          3,061      4,284     3,309
Foreign currency contracts gains
   (losses)                             4,569     (1,381)     (469)
Foreign currency transaction
   losses                              (6,617)    (1,519)   (5,500)
Other                                   5,054      3,738     1,712
                                    -------------------------------
                                      $25,588    $13,096   $11,508
                                    ===============================

Note 16:  INTEREST EXPENSE

Interest costs of $10.1 million, $9.1 million and $13.4 million were expensed in 1994, 1993 and 1992, respectively. During 1994, 1993 and 1992 interest costs of $0.7 million, $0.1 million and $3.5 million, respectively, related to construction and mine development in progress were capitalized.

Note 17:  OTHER LONG-TERM OBLIGATIONS

                                                   December 31,
                                                1994           1993
                                            ------------------------
Accrued reclamation costs (see
   notes 1, 13 and 22)                      $ 33,892        $22,138
 Accrued pension and other postretirement
   benefit obligations (see note 18)          64,066         59,626
Other                                         12,761         11,910
                                            ------------------------
                                            $110,719        $93,674
                                            ========================

Note 18:  EMPLOYEE BENEFIT PLANTS

Pension plans: The Company has pension plans covering substantially all United States employees. Plans covering salaried and other non-union employees provide pension benefits based on years of service and the employee's highest compensation during any 60 consecutive months prior to retirement. Plans covering union employees provide defined benefits for each year of service.

   Pension costs for 1994, 1993 and 1992 for the Company sponsored United States employee plans included the following components:

                                         1994        1993       1992
                                       ------------------------------
Service cost - benefits earned
  during the year                      $3,928     $ 3,513    $ 3,854
Interest cost on projected
  benefit obligations                  13,497      12,957     11,993
Actual net return on assets            (1,828)    (17,198)   (13,390)
Net amortization (deferral)          (11, 202)      4,821      1,555
                                      -------------------------------
Net periodic pension cost               4,395       4,093      4,012
Early retirement program cost                       4,062      5,000
                                      -------------------------------
                                       $4,395     $ 8,155    $ 9,012
                                      ===============================

   Assumptions used in determining net periodic pension cost for 1994, 1993 and 1992 include discount rates of 7%, 8% and 8%, respectively, and assumed rates of increase in compensation of 5%, 6% and 6%, respectively. The assumed long-term rate of return on assets was 8.5% for each year. Assumptions used in determining the projected benefit obligations as of December 31, 1994 and 1993 include discount rates of 8% and 7%, respectively, and an assumed rate of increase in compensation of 5%.

     The funded status and amounts recognized for pension plans in the consolidated balance sheets are as follows:

                        December 31, 1994        December 31, 1993
                            Plans Where              Plans Where
                   --------------------------------------------------
                                Accumulated               Accumulated
                    Assets Exceed  Benefits   Assets Exceed  Benefits
                      Accumulated    Exceed     Accumulated    Exceed
                         Benefits    Assets        Benefits    Assets
Actuarial present
  value of benefit
  obligations
  Vested benefits       $(99,615) $(51,749)      $(101,000) $(50,529)
                     ================================================

  Accumulated
    benefits           $(108,838) $(57,761)      $(111,454) $(56,815)
                     ================================================
  Projected benefits   $(127,006) $(61,261)      $(131,078) $(60,100)
Plan assets at fair
  value (1)              117,966    37,687         124,095    41,049
                     ------------------------------------------------
Projected benefit
  obligation in
  excess of plan
  assets                  (9,040)  (23,574)         (6,983)  (19,051)
Unrecognized net loss      1,318     5,353              11     3,760
Unrecognized net
  transition
  obligation (asset)
  amortized over
  15 years                    77    (3,635)             93    (4,020)
Unrecognized prior
  service cost (benefit)    (608)    2,322             267     2,133
Additional minimum
  liability                           (612)                   (1,520)
                      -----------------------------------------------
Pension liability
  recognized in the
  consolidated
  balance sheets         $(8,253) $(20,146)        $(6,612) $(18,698)
                      ===============================================

  (1) Approximately 15% and 20% of the plan assets were invested in fixed-rate insurance contracts and the balance was invested in listed stocks and bonds in 1994 and 1993, respectively.

  HGAL participates in several pension plans, primarily defined contribution plans, covering its employees and, through its 50% ownership interest in the consolidated Kalgoorlie operations, the employees of Kalgoorlie Consolidated Gold Mines. HGAL's share of contributions to these plans was $0.8 million in 1994 and 1993 and $1 million in 1992.

Postretirement benefits other than pensions: The Company provides medical and life insurance benefits for certain retired employees, primarily retirees of the Homestake mine. Retirees are generally eligible for benefits upon retirement if they are at least age 55 and have completed five years of service. Spouses and dependent children are also covered until remarriage or upon being covered by another group plan. Net periodic postretirement benefit costs for 1994, 1993 and 1992 included the following components:

                                       1994         1993        1992
                                    ---------------------------------
Service cost - benefits earned
  during the year                    $  565       $  717      $  625
Interest cost on accumulated
  postretirement
  benefit obligation                  2,860        3,575       2,475
Net amortization and deferral            60          369
                                    ---------------------------------
                                     $3,485       $4,661      $3,100
                                    =================================

  In 1993 and 1992, the Company also recorded expenses of $0.9 million and $2 million, respectively, related to early retirement programs at the Homestake mine.

  The actuarial assumptions used in determining net periodic postretirement benefit costs include discount rates of 7% for 1994 and 8% for 1993, an initial health care cost trend rate of 12% grading down to an ultimate health care cost trend rate of 5% for 1994, and an initial health care cost trend rate of 12.5% grading down to an ultimate health care cost trend rate of 6% for 1993. Net periodic postretirement benefit cost assumptions for 1992 included a discount rate of 8% and increases in medical costs of 8%. The actuarial assumptions used in determining the Company's accumulated postretirement benefit obligation as of December 31, 1994 and 1993 include discount rates of 8% and 7%, respectively. A one percentage-point increase in the assumed health care cost trend rate would result in an increase of approximately $8 million in the accumulated postretirement benefit obligation and an increase of approximately $0.6 million in net periodic postretirement benefit costs.

  The following table sets forth amounts recorded in the Company's consolidated balance sheets at December 31, 1994 and 1993. The Company has not funded any of its estimated future obligation.

                                                 1994           1993
                                          ---------------------------
Accumulated postretirement benefit
  obligation
  Retirees                                  $ (30,000)      $(36,000)
  Fully-eligible active plan participants      (1,000)        (1,000)
  Other active plan participants               (9,000)       (11,261)
                                          ---------------------------
                                              (40,000)       (48,261)
Unrecognized net loss                             996         10,549
Unrecognized prior service cost                   737            797
                                          ---------------------------
Accumulated postretirement benefit
  obligation liability recognized in
  the consolidated balance sheets           $ (38,267)      $(36,915)
                                          ===========================

Other plans: Substantially all full-time United States employees of the Company are eligible to participate in the Company's defined contribution savings plans. The Company's matching contribution was approximately $1.1 million in 1994 and 1993 and $1.7 million in 1992.

  Under the Company's stock option plans, options to buy 2.3 million common shares at an average price of $18.34 per share were outstanding at December 31, 1994, of which 1.5 million shares were exercisable. An additional 0.8 million and 1 million shares were available for future grants at December 31, 1994 and 1993, respectively.

   During 1993, the Company offered to convert all HCI options outstanding to Homestake options on the basis of 0.35 of a Homestake common share option for each HCI common share option at an exercise price equal to the exercise price of the HCI option divided by 0.35 and converted from Canadian dollars to U.S. dollars based on the July 22, 1992 exchange rate. All other terms and conditions of the HCI options remained unchanged. As a result, options covering 787,345 Homestake shares were substituted for HCI shares under the HCI options at prices ranging from $17.70 to $42.77 per share. Certain of these converted options had share appreciation rights and at December 31, 1993 the Company recorded a charge of $0.2 million with respect to these rights.

  Stock option activity was as follows:

(In thousands, except per share amounts)

                             1994            1993            1992
                     -------------------------------------------------
                               Average         Average         Average
                                 Price           Price           Price
                                   Per             Per             Per
                       Number    Share  Number   Share  Number   Share
                     -------------------------------------------------
Balance at
January 1              2,600            2,193           1,569
   HCI converted                          787   $29.04
   Granted               268   $20.50     516    12.18    688   $14.20
   Exercised            (293)   15.98    (695)   15.88    (24)    5.75
   Expired              (274)   15.86    (201)   29.20    (40)   16.10
                      ------------------------------------------------
Balance at
December 31            2,301            2,600           2,193
                      ================================================

Note 19: FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of the Company's financial instruments are as follows:

                              December 31, 1994     December 31, 1993
                            Carrying   Estimated  Carrying   Estimated
Asset/(Liability)             Amount  Fair Value    Amount  Fair Value
----------------------------------------------------------------------
Cash and equivalents
  and short-term
  investments              $ 205,180   $ 205,180  $134,719   $134,719
Noncurrent marketable
  equity investments           4,435       5,109     4,643      5,319
Long-term debt              (185,000)   (182,188) (192,976)  (224,471)
Off-balance sheet financial
  instruments -
    Foreign currency
      options                    651         651      (156)      (156)


  The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and equivalents and short-term investments: The carrying value of cash and equivalents approximates the fair value due to the short-term maturities of these instruments. The fair value of short-term investments was estimated based on quoted market prices. If a quoted market price was not available, the fair value was estimated using quoted market prices for similar securities.

Noncurrent marketable equity investments: The fair value of noncurrent marketable equity investments was estimated based on quoted market prices.

Long-term debt: With the exception of the convertible subordinated notes, the carrying amounts of the long-term debt items are reasonable estimates of their fair value. Interest rates on these debt instruments fluctuate at prevailing market rates. The fair value of the Company's convertible subordinated notes was estimated based on the quoted market price.

Foreign currency options: The fair value of foreign currency options was estimated based on the quoted market prices. If a quoted market price was not available, the fair value was estimated using quoted market prices for similar options.

  The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1994 and 1993. Although management is not aware of any factors which would affect the estimated fair value amounts significantly, such amounts have not been comprehensively revalued for purposes of these financial statements since the balance sheet dates, and estimates of fair value at dates subsequent to December 31, 1994 and 1993 may differ significantly from the amounts presented herein.

Note 20:  SHAREHOLDERS' EQUITY

At December 31, 1994 and 1993 other equity includes deductions of $3.7 million and $3.9 million, respectively, for loans made to certain former HCI employees and directors for the purchase of common shares. The loans, which were used for the purchase of shares of HCI, are non-interest bearing, are secured by a pledge of the shares and are not required to be paid until the later of 1995 or until the pledged securities are equal to or greater than the value of the respective loans. Other equity at December 31, 1992 includes $4.2 million for common shares of Homestake owned by Prime. These Homestake shares were sold by Prime in 1993.

  Effective April 30, 1992 all 2.7 million HCI Series B first preference shares then outstanding were redeemed for 4.3 million common shares of the Company.

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

Note 21:  ADDITIONAL CASH FLOW INFORMATION

Cash paid for interest and for income and mining taxes is as follows:

                                             1994      1993       1992
                                        ------------------------------
Interest, net of amounts capitalized      $10,110   $ 8,600    $13,203
Income and mining taxes                    10,670    18,170      7,328

  Certain investing and financing activities of the Company affect financial position but do not affect cash flows. Significant noncash investing and financing activities were as follows:

  In 1992, HCI increased its equity interest in the Marigold mine venture to 33.3% as a result of a land exchange.

  See notes 2 and 3 for discussions of the noncash acquisitions of the interests in HCI, Prime and Stikine.

  In 1992, HCI redeemed its Series B first preference shares for common stock (see note 20).

  The impact on the balance sheet during 1992 as a result of the change in the accounting for the Company's investments in Prime and Stikine from the equity method to consolidation (see note 3) was as follows:

                                              Increase/(Decrease)
                                            ---------------------
Cash and equivalents                                   $6,411
Working capital and other assets                       (2,624)
Property, plant and equipment                         194,807
Noncurrent investments                                (79,476)
Long-term debt                                         12,287
Deferred income taxes                                  78,619
Minority interests                                     32,470
Shareholders' equity                                   (4,258)


Note 22:  CONTINGENCIES

ENVIRONMENTAL CONTINGENCIES

The Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) imposes heavy liabilities on persons who discharge hazardous substances. The Environmental Protection Agency (EPA) publishes a National Priorities List (NPL) of known or threatened releases of such substances.

Whitewood Creek: An 18-mile stretch of Whitewood Creek in the Black Hills of South Dakota is a site on the NPL. The EPA asserted that discharges of tailings by mining companies, including the Company, for more than 100 years, contaminated soil and water. In 1990, the Company signed a consent decree with the EPA requiring that the Company perform remedial work on the site and continue long-term monitoring. The on-site remedial work has been completed. The Company estimates that the remaining cost of actions required by the decree, including EPA oversight costs, will be less than $1 million.

Grants: The tailings facility at the Company's discontinued uranium mill near Grants, New Mexico is a site on the NPL. The EPA asserted that leakage from the tailings contaminated a shallow aquifer that served nearby residential subdivisions. The Company paid the costs for installing a municipal water supply and continues to operate an injection and collection system that has significantly improved the quality of the aquifer to a point where contaminates are below natural background levels. The Company has decommissioned and disposed of the mills and has closed the tailings impoundments at the site.

   Title X of the Energy Policy Act of 1992 (the Act) authorized appropriations of $270 million to cover the Federal Government's share of certain costs of reclamation, decommissioning and remedial action for byproduct material (primarily tailings) generated by certain licensees as an incident of uranium sales to the Federal Government. Reimbursement is subject to compliance with regulations of the Department of Energy (DOE)

which were issued in 1994. Pursuant to the Act, the Company may submit requests for reimbursement under the Act for 51.2% of the past and future costs of reclaiming the Grants site in accordance with the approved reclamation plan and Nuclear Commission license requirements. The Company estimates the total costs to reclaim the Grants facility, including costs incurred to date by the Company, will be $59.2 million. The DOE's share of these estimated costs will amount to approximately $30.2 million. To date, Congress has appropriated $83 million for disbursement in fiscal years 1994 and 1995 to eligible licensees. In 1994, the Company submitted an initial claim of $14.1 million for the DOE's share of past costs incurred through December 31, 1993 and the Company expects to file additional claims on an annual basis for expenditures made in the prior year. The Company records a receivable and an increase in long-term accrued reclamation when claims are filed with the DOE. The accompanying balance sheet at December 31, 1994 includes a receivable of $9.8 million from the DOE for claims filed, net of $4.3 million reimbursements received through that date. A claim for approximately $7 million will be submitted in 1995 for 1994 expenditures.

   In 1983, the state of New Mexico made a claim against the Company for unspecified natural resource damages resulting from the Grants tailings. The state of South Dakota made a similar claim in 1983 as to the Whitewood Creek tailings. The Company denies all liability for damages at the two CERCLA sites. The two states have taken no action to enforce the 1983 claims.

   The Company believes that the ultimate resolution of the above matters will not have a material adverse impact on its financial condition or results of operations.

OTHER CONTINGENCIES

In addition to the above, the Company is party to legal actions and administrative proceedings and is subject to claims arising in the ordinary course of business. While the amounts claimed may be substantial and the ultimate liability cannot, at this time, be determined, the Company believes the disposition of these matters will not have a material adverse effect on its financial position or results of operations.

Note 23:  FOREIGN CURRENCY AND OTHER COMMITMENTS

During 1992, the Company established a foreign currency protection program and entered into a series of foreign currency option contracts which established trading ranges within which the United States dollar may be exchanged for foreign currencies by setting minimum and maximum exchange rates. The Company does not require or place collateral for these contracts. However, the Company minimizes its credit risk by dealing with only major international banks and financial institutions. The contracts are marked to market at each balance sheet date. Unrealized gains (losses) on contracts outstanding at December 31, 1994 and 1993 totaled $0.7 million and $(0.2) million, respectively. Other income for the years ended December 31, 1994 and 1993 includes income (loss) of $4.6 million and $(1.4) million, respectively, related to the foreign currency protection
program.   At December 31, 1994 the Company had outstanding forward
currency contracts as follows:

(In thousands, except exchange rates)

                               Exchange Rates to U.S. $
Currency          Amount       Minimum     Maximum    Expiration Date
---------------------------------------------------------------------
Canadian        $112,700       $0.67         $0.78        1995-1997
Australian        66,600        0.70          0.76        1995
               ---------
                $179,300
               =========

   In addition to amounts related to the foreign currency option contracts, the Company realized foreign currency transaction losses (see note 1) of $6.6 million in 1994, $1.5 million in 1993 and $5.5 million in 1992, which were recorded as a reduction to other income.

   In the fourth quarter of 1994, the Company entered into forward sales for 183,200 ounces of gold it expects to produce at the Nickel Plate mine during 1995 and 1996. The prices to be received range from $386 to $437 and average $412 per ounce. The purpose of the forward sales program is to allow for recovery of the Company's remaining investment in the mine and provide for estimated reclamation costs.

   The Company has entered into various commitments in the ordinary course of its business, which include commitments to perform assessment work and other obligations necessary to maintain or protect its interests in mining properties, financing and other obligations to joint venturers and partners under venture and partnership agreements, and commitments under federal and state environmental health and safety permits.

Note 24:  GEOGRAPHIC AND SEGMENT INFORMATION

The Company primarily is engaged in gold mining and related activities. Interests in joint ventures are included in segment operations and identifiable assets. In determining operating earnings, which are defined as operating revenues less operating costs and expenses, the following items have been excluded: mineral exploration costs, corporate income and expenses, and income and mining taxes. Identifiable assets represent those assets used in a segment's operations. Corporate assets are principally cash and equivalents, short-term investments and assets related to operations not significant enough to require classification as a business segment.

   Sales to individual customers exceeding 10% of the Company's consolidated revenues were as follows: in 1994 gold sales of $129 million, $118 million and $100 million to three customers; in 1993 gold sales of $175 million, $145 million and $105 million to three customers; and in 1992 gold sales of $92 million to one customer. The Company believes that the loss of any of these customers would not have a material adverse impact on the Company because of the active worldwide market for gold.

GEOGRAPHIC INFORMATION

                                   1994           1993         1992
                               -------------------------------------
Revenues
  United States (1,2)           $ 346,629    $  380,458  $  354,018
  Canada                          192,363       194,755     178,401
  Australia                       143,944       121,025     124,799
  Latin America                    22,551        25,990      26,302
                                ------------------------------------
                                $ 705,487    $  722,228  $  683,520
                                ====================================
Operating Earnings (Loss)(3)
  United States (1)             $  72,379    $   33,295  $  (11,666)
  Canada                           55,804        70,788      40,603
  Australia                        29,026        29,660      10,284
  Latin America                    (1,359)        2,272        (869)
                                ------------------------------------
                                $ 155,850    $  136,015  $   38,352
                                ====================================

Exploration Expense
  United States                 $  11,841    $   11,128  $   14,735
  Canada                            2,445         1,907       6,328
  Australia                         4,008         2,888       4,097
  Latin America and other           3,053         1,534       2,638
                                ------------------------------------
                                $  21,347    $   17,457  $   27,798
                                ====================================

Identifiable Assets as of
  December 31
  United States                 $ 598,059    $  550,645  $  559,558
  Canada                          382,575       385,324     406,883
  Australia                       207,837       165,683     159,993
  Latin America                    13,497        19,598      18,735
                                ------------------------------------
                               $1,201,968    $1,121,250  $1,145,169
                                ====================================

(1) Includes a gain of $15.7 million in 1994 on the sale of the Company's interest in the Dee mine.

(2) Includes a gain of $11.2 million in 1994 on the dilution of the Company's interest in Prime.

(3) Includes write-downs of: $16 million and $28.5 million in 1993 and 1992, respectively, for the United States; $7.1 million in 1992 for Canada; and $3.5 million in 1992 for Latin America.

SEGMENT INFORMATION


                                     1994          1993        1992
                                -----------------------------------
Revenues
  Gold                          $ 632,031    $  688,080  $  639,253
  Sulphur                          26,882        16,220      22,867
  Interest and other (1,2)         46,574        17,928      21,400
                               -------------------------------------
                                $ 705,487    $  722,228  $  683,520
                               =====================================
Operating Earnings (Loss)
  Gold (1,3)                    $ 156,013    $  161,947  $   34,318
  Sulphur (4)                        (163)      (25,932)      4,034
                               -------------------------------------
  Operating earnings              155,850       136,015      38,352
  Exploration expense             (21,347)      (17,457)    (27,798)
  Net corporate expense (2,5)     (28,690)      (50,162)   (189,049)
                               -------------------------------------
Income (Loss) Before Taxes
  and Minority Interest         $ 105,813    $   68,396  $ (178,495)
                               =====================================

Depreciation, Depletion and
  Amortization
  Gold                          $  66,857    $   90,842  $  103,569
  Sulphur                           7,861        10,629      13,133
  Corporate                         1,453         1,906         781
                              --------------------------------------
                                $  76,171    $  103,377  $  117,483
                              ======================================

Exploration Expense
  Gold                          $  21,318    $   17,017  $   27,726
  Sulphur                              29           440          72
                              --------------------------------------
                                $  21,347    $   17,457  $   27,798
                              ======================================

Additions to Property,
  Plant and Equipment
  Gold                          $  83,597    $   54,219  $   40,614
  Sulphur                           3,039         1,828      21,044
  Corporate                         2,018         1,778       1,795
                              --------------------------------------
                                $  88,654    $   57,825  $   63,453
                              ======================================

Identifiable Assets as of
  December 31
  Gold                          $ 796,016    $  788,122  $  863,017
  Sulphur                         143,742       142,220     160,616
  Corporate:
    Cash and equivalents and
      short-term investments      205,180       134,719      71,064
    Other                          57,030        56,189      50,472
                               -------------------------------------
                               $1,201,968    $1,121,250  $1,145,169
                               =====================================

(1) Includes a gain of $15.7 million in 1994 on the sale of the Company's interest in the Dee mine.

(2) Includes a gain of $11.2 million in 1994 on the dilution of the Company's interest in Prime.

(3) Includes write-downs of mining properties and equity investments of $39.1 million in 1992.

(4) Includes a write-down of the oil and gas property of $16 million in 1993.

(5) Includes write-downs of non-operating mining properties and investments of $91.2 million in 1992 and restructuring and business combination expenses of $8.2 million in 1993 and $48.4 million in 1992.

SEVEN-YEAR SELECTED DATA (1)

Homestake Mining Company and Subsidiaries
(Dollar amounts in thousands, except per share and per ounce amounts)

                             1994        1993       1992           1991
                          ---------------------------------------------
OPERATIONS
Revenues                $705,487    $722,228    $683,520        $671,600
Production costs         447,129     454,623     470,374         468,107
Depreciation, depletion
  and amortization        76,171     103,377     117,483         116,993
Exploration               21,347      17,457      27,798          47,440
Administrative and
  general                 38,159      40,553      48,514          47,405
Interest and other        16,868      13,639      19,114          12,336
Write-downs and
  restructuring costs                 24,183     178,732         185,987
Income and mining tax
  expense (credit)        18,880      12,775      (2,889)          5,582
Minority interest
  (credit)                 8,917       3,127         230          (4,494)
                      ---------------------------------------------------
Income (loss) from
  continuing
  operations              78,016(2)   52,494(3) (175,836)(4,5)  (207,756)(6)
Income (loss) from
  discontinued
  operations                                                     (25,359)
Extraordinary gain
Cumulative effect                                                (28,800)(7)
                     ----------------------------------------------------
                                (2)        (3)           (4,5)           (6,7)
Net income (loss)        $78,016    $52,494    $(175,836)      $(261,915)

PER SHARE
Income (loss) from
  continuing
  operations               $0.57(2)   $0.38(3)    $(1.31)(4,5)    $(1.57)(6)
Income (loss) from
  discontinued
  operations                                                       (0.19)
Extraordinary gain
Cumulative effect                                                  (0.22)(7)
                    -----------------------------------------------------
Net income (loss)          $0.57(2)   $0.38(3)    $(1.31)(4,5)    $(1.98)(6,7)
                    -----------------------------------------------------
Dividends paid
  (Homestake only)        $0.175      $0.10        $0.20           $0.20
                    -----------------------------------------------------

TABLE CONTINUED

                            1990       1989        1988
                    ------------------------------------
OPERATIONS
Revenues                $793,660   $771,126     $520,708
Production costs         473,688    405,246      276,082
Depreciation,
  depletion and
  amortization           113,443    103,110       59,472
Exploration               50,695     49,394       47,952
Administrative and
  general                 50,631     44,641       38,674
Interest and other        28,475     33,073       26,315
Write-downs and
  restructuring
  costs                   32,600     44,963       28,163
Income and mining
  tax expense (credit)    40,267     56,195       25,702
Minority interest
  (credit)                  (350)      (266)       1,036
                    ------------------------------------
Income (loss) from
  continuing
  operations               4,211(8)  34,770(9)    17,312(11)
Income (loss) from
  discontinued
  operations               7,979     31,667       15,558

Extraordinary gain                    3,678(10)
Cumulative effect                                  3,125(12)
                    ------------------------------------
                                (8)        (9,10)       (11,12)
Net income (loss)        $12,190    $70,115      $35,995

PER SHARE
Income (loss) from
  continuing
  operations               $0.02(8)   $0.28(9)     $0.14(11)
Income (loss) from
  discontinued
  operations                0.06       0.25         0.13
Extraordinary gain                     0.03(10)
Cumulative effect                                   0.02(12)
                    --------------------------------------
Net income (loss)          $0.08(8)   $0.56(9,10)  $0.29(11,12)
                    --------------------------------------
Dividends paid
  (Homestake
  only)                    $0.20      $0.20        $0.20
                    --------------------------------------

1 Seven-year selected data reflects the 1992 combination of Homestake and HCI accounted for as a pooling of interests and treats base metals, oil and gas, uranium and HCI's non-gold operations as discontinued operations.

2 Includes a gain of $12.6 million ($15.7 million pretax) or $0.09 per share on the sale of the Company's interest in the Dee mine and a gain of $11.2 million (no tax expense) or $0.08 per share on dilution of the Company's interest in Prime.

3 Includes expense of $12.8 million ($16 million pretax) or $0.09 per share for the write-down of the Company's investment in the oil and gas assets at Main Pass 299 and expense of $6.8 million ($8.2 million pretax) or $0.05 per share for restructuring and business combination costs.

4 Includes expense of $117.7 million ($130.3 million pretax) or $0.87 per share for write-downs of certain mining properties and investments.

5 Includes expense of $32.3 million ($48.4 million pretax) or $0.24 per share for restructuring and business combination costs.

6 Includes expense of $165.5 million ($172.4 million pretax) or $1.25 per share for write-downs of certain mining properties and investments and expense of $7.8 million ($13.6 million pretax) or $0.06 per share for HCI's 1991 restructuring.

Homestake Mining Company and Subsidiaries
(Dollar amounts in thousands, except per share and per ounce amounts)

                               1994         1993          1992          1991
                         ---------------------------------------------------
   FINANCIAL POSITION
   Cash and short-term
     investments           $205,180     $134,719       $71,064      $164,353
   Other current assets     137,619      103,491       108,288       137,217
   Property, plant and
     equipment - net        808,221      830,228       911,588       844,909
   Other long-term
     assets                  50,948       52,812        54,229       206,352
                         ---------------------------------------------------
   Total assets          $1,201,968   $1,121,250    $1,145,169    $1,352,831
                         ===================================================

   Current liabilities      $96,895     $104,350      $155,894      $191,145
   Long-term debt           185,000      189,191       205,174       279,190
   Other long-term
     obligations            110,719       93,674        88,002        86,193
   Deferred income
     taxes                  136,274      164,030       162,587       100,797
   Minority interest (13)    84,310       54,761        68,074        19,864
   Shareholders' equity     588,770      515,244       465,438       675,642
                         ---------------------------------------------------
   Total liabilities
     and shareholders'
     equity              $1,201,968   $1,121,250    $1,145,169    $1,352,831
                         ===================================================
   RATIOS
   Debt to Equity               31%          37%           53%           52%
   Return on Shareholders'
     Equity                     14%          11%         (31)%         (30)%

   CAPITAL EXPENDITURES     $88,654      $57,825       $63,453      $166,458

   OPERATING STATISTICS
   Gold production
     (thousand ounces)        1,696        1,918         1,912         1,801
   Cash cost per ounce         $254         $231          $248          $269
   Average gold price
     realized per ounce        $384         $359          $348          $376

   RESERVES
   Gold (million ounces)       17.9         18.4          17.3          18.5
   Eskay Creek Silver
     (million ounces)          51.5         55.1
   Sulphur (million
     long tons)                11.7         11.0          11.2          11.2


TABLE CONTINUED

                               1990         1989          1988
                         -------------------------------------
   FINANCIAL POSITION
   Cash and short-term
     investments           $332,690     $323,501      $295,538
   Other current assets     295,843      209,998       172,936
   Property, plant and
     equipment - net        902,161      947,494       692,020
   Other long-term
     assets                 381,121      267,504       213,321
                         -------------------------------------
   Total assets          $1,911,815   $1,748,497    $1,373,815
                         =====================================

   Current liabilities     $205,863     $145,325       $95,926
   Long-term debt           408,902      440,888       283,600
   Other long-term
     obligations             51,253       47,000        41,425
   Deferred income
     taxes                  108,681      114,828        61,663
   Minority interest (13)    78,422       98,972        58,976
   Shareholders' equity   1,058,694      901,484       832,225
                         -------------------------------------
   Total liabilities and
     shareholders'
     equity              $1,911,815   $1,748,497    $1,373,815
                         =====================================

   RATIOS
   Debt to Equity               48%          51%           37%
   Return on
     Shareholders' Equity        1%           8%            4%

   CAPITAL EXPENDITURES    $139,352     $266,279      $281,040

   OPERATING STATISTICS
   Gold production
     (thousand ounces)        1,979        1,738         1,312
   Cash cost per ounce         $248         $247          $263
   Average gold price
     realized per ounce        $392         $394          $434

   RESERVES
   Gold (million ounces)       19.6         20.6          14.3
   Eskay Creek Silver
     (million ounces)
   Sulphur (million
     long tons)                11.2

7 Includes expense of $28.8 million (no tax benefit) or $0.22 per share for the cumulative effect of the change in accounting for postretirement benefits other than pensions.

8 Includes expense of $32.6 million (no tax benefit) or $0.25 per share for the write-down of the Company's investment in North American Metals Corp.

9 Includes expense of $30.7 million ($45 million pretax) or $0.24 per share for the write-downs of certain mining properties of HCI.

10 Includes an extraordinary gain of $3.7 million or $0.03 per share on the monetization of gold loans.

11 Includes expense of $28.2 million ($40 million pretax) or $0.23 per share for write-downs of certain mining properties of HCI.

12 Includes income of $3.1 million or $0.02 per share from the cumulative effect of the change in accounting for income taxes.

13 Includes redeemable preference shares of wholly-owned subsidiaries of $15.9 million, $4.9 million, $46.1 million, $50.4 million and $48.9 million at December 31, 1992, 1991, 1990, 1989 and 1988, respectively.

QUARTERLY SELECTED DATA

Homestake Mining Company and Subsidiaries
(In thousands, except per share amounts)

                   First   Second      Third      Fourth
                Quarter  Quarter    Quarter     Quarter       Year
               ---------------------------------------------------
1994:
Revenues       $172,402 $202,079   $166,991    $164,015    $705,487

Net income       24,214   32,955(1)  10,849       9,998      78,016(1)

Per common
  share:
  Net income       0.18     0.24(1)    0.08        0.07        0.57(1)
  Dividends
    paid          0.025     0.05       0.05        0.05       0.175

1993:
Revenues       $169,993 $187,091   $180,440    $184,704    $722,228

Net income        5,561   11,294(2)  22,739(2)   12,900(2,3) 52,494(2,3)

Per common
  share:
  Net income       0.04     0.08(2)    0.16(2)     0.09(2,3)   0.38(2,3)
  Dividends
    paid          0.025    0.025      0.025       0.025        0.10

(1) Includes a gain of $12.6 million ($15.7 million pretax) or $0.09 per share on the sale of the Company's interest in the Dee mine and a gain of $11.2 million (no tax expense) or $0.08 per share on the dilution of the Company's interest in Prime.

(2) Includes expense of $6.8 million ($8.2 million pretax) or $0.05 per share for restructuring and business combination costs, including expenses of $1.9 million or $0.01 per share, $4.8 million or $0.04 per share and $0.1 million in the second, third and fourth quarters, respectively.

(3) Includes expense of $12.8 million ($16 million pretax) or $0.09 per share for the write-down of the Company's investment in the oil and gas assets at Main Pass 299.


COMMON STOCK PRICE RANGE

Homestake Mining Company and Subsidiaries
(Prices as quoted on the New York Stock Exchange)

                       First     Second     Third      Fourth
                     Quarter    Quarter   Quarter     Quarter     Year
                   ---------------------------------------------------
1994:
  High               $ 24.88    $ 22.63    $22.00     $ 20.75  $ 24.88
  Low                  18.88      17.38     17.50       16.13    16.13

1993:
  High               $ 14.63    $ 19.63   $ 21.63     $ 22.88  $ 22.88
  Low                   9.63      13.38     15.25       16.25     9.63

APPENDIX 1:  Description of Bar Charts in Management's Discussion and Analysis

Bar Chart A:
Chart depicting net income (dollars in millions) as follows:
    Year:                        1992             1993            1994
    Dollars:                  -$175.8            $52.5           $78.0

Bar Chart B:
Chart depicting gold production (ounces in millions) as follows:
    Year:                        1992             1993            1994
    Ounces:
       Homestake's
          Interest:              1.75             1.77            1.61
       Minority Interest:        0.06             0.09            0.09
       Operations Sold:          0.10             0.06               -
          Total                  1.91             1.92            1.70

Bar Chart C:
Chart depicting gold revenues (dollars in millions) as follows:
    Year:                        1992             1993            1994
    Dollars:                   $639.3           $688.1          $632.0

Bar Chart D:
Chart depicting cash costs per ounce (dollars per ounce) as follows:
    Year:                        1992             1993            1994
    Dollars:                     $248             $231            $254

Bar Chart E:
Chart depicting administrative and general expense (dollars in millions) as follows:
    Year:                        1992             1993            1994
    Dollars:                    $48.5            $40.6           $38.2

Bar Chart F:
Chart depicting exploration expense (dollars in millions) as follows:
    Year:                        1992             1993            1994
    Dollars:
       United States:           $14.8            $11.1           $11.8
       Canada:                   $6.3             $1.9            $2.4
       Australia:                $4.1             $2.9            $4.0
       Latin America
          and Other:             $2.6             $1.6            $3.1
          Total                 $27.8            $17.5           $21.3
Bar Chart G:
Chart depicting cash and equivalents and short-term investments (dollars in millions) as follows:
    Year:                                         1993            1994
    Dollars:                                    $134.7          $205.2

Bar Chart H:
Chart depicting cash provided by operations (dollars in millions) as follows:
    Year:                        1992             1993            1994
    Dollars:                    $73.5           $170.1          $133.7