Form 10-K, Exhibit 13
period 1995-12-31
HOMESTAKE MINING CO /DE/
filed 1996-03-28
CIK 743872

EXHIBIT 13

Index to Exhibit 13:

Selected information from the 1995 Annual Report to Shareholders is incorporated by reference in the Form 10-K and such information is herewith filed electronically as Exhibit 13. Such selected information is listed below. Noted page references correspond to pagination in the 1995 Annual Report to Shareholders.


                                                                 Annual Report
                                                                     Page

Management's Discussion and Analysis                                 22-27

Consolidated Financial Statements                                    28-31

Notes to Consolidated Financial Statements                           32-43

Report of Independent Auditors                                       44

Management's Responsibility for
       Financial Reporting                                           44

Quarterly Selected Data                                              45

Common Stock Price Range                                             45

Eight-Year Selected Data                                             46-47

Appendix 1:       Description of Bar Charts in Management's Discussion
                  and Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Unless specifically stated otherwise, the following information relates to amounts included in the consolidated financial statements, including the Company's interests in mining partnerships accounted for using the equity method, without reduction for minority interests. Effective January 1, 1996 Homestake adopted the "Gold Institute Production Cost Standard" for reporting of per ounce production costs. All per ounce production costs in this annual report are presented on this basis.)

Results of Operations

Homestake Mining Company ("Homestake" or the "Company") recorded net income of $30.3 million or $0.22 per share in 1995 compared to net income of $78.0 million or $0.57 per share in 1994 and $52.5 million or $0.38 per share in 1993. The higher 1994 earnings reflect $23.8 million or $0.17 per share of nonrecurring gains and a lower effective income and mining tax rate. Nonrecurring gains in 1994 included $15.7 million ($12.6 million after tax) on the sale of the Company's interest in the Dee mine and $11.2 million ($11.2 million after tax) on the dilution of the Company's interest in Prime Resources Group Inc. ("Prime") following Prime's sale of additional shares to the public. The 1994 results also included a $7.8 million tax benefit resulting from a reorganization of Canadian exploration assets. The 1993 results included a $16.0 million pretax write-down of oil assets, and restructuring and business combination expenses of $8.2 million.

(See Appendix 1:  Description of Bar Chart A "Net Income.")

Gold Operations: The results of the Company's operations are affected significantly by the market price of gold. Gold prices are influenced by numerous factors over which the Company has no control, including expectations with respect to the rate of inflation, the relative strength of the United States dollar and certain other currencies, interest rates, global or regional political or economic crises, demand for gold for jewelry and industrial products, and sales by holders and producers of gold in response to these factors.

     The Company's general policy is to sell its production at current prices. However, in certain limited circumstances, the Company will enter into forward sales commitments for small portions of its gold production. In 1994, the Company entered into forward sales for 183,200 ounces of gold it expected to produce at the Nickel Plate mine during 1995 and 1996. The purpose of the forward sales program was to allow for recovery of the Company's remaining investment in the mine and provide for estimated reclamation and closure costs. During 1995, 113,200 ounces of gold were delivered or financially settled under this program. At December 31, 1995 forward sales for 70,000 ounces at an average price of $421 per ounce remain outstanding.

     A significant portion of the Company's operating expenses are incurred in Australian and Canadian currencies. The Company's profitability is impacted by fluctuations in these currencies' exchange rates relative to the United States dollar. Under the Company's foreign currency protection program, the Company has entered into a series of foreign currency option contracts which established trading ranges within which the United States dollar may be exchanged for Australian and Canadian dollars. See note 21 to the consolidated financial statements for additional information regarding this program.

(See Appendix 1:  Description of Bar Chart B "Gold and Ore Sales.")

     Revenues from gold and ore sales totaled $675.2 million in 1995 compared to revenues of $629.2 million in 1994 and $687.3 million in 1993. The increase in 1995 revenues from 1994 primarily is due to higher sales volumes and a slightly higher gold price. The decline in 1994 revenues from 1993 reflects lower gold sales volumes, partially offset by higher gold prices. During 1995, the Company sold 1,873,500 equivalent ounces of gold at an average price of $386 per equivalent ounce compared to 1,692,800 ounces sold at an average price of $384 per ounce during 1994 and 1,983,300 ounces sold at an average price of $359 per ounce during 1993.

     Total gold production of 1,877,300 equivalent ounces during 1995 compares to 1,696,400 ounces during 1994 and 1,917,900 ounces during 1993. The increase in 1995 production from 1994 primarily is due to the commencement of production at the new Eskay Creek mine, partially offset by production declines at certain other locations. The 1994 decrease in production from 1993 reflects the absence of production following the sale of the Dee mine in March 1994, the 1993 sales of the Mineral Hill and Golden Bear mines, the completion of mining operations in 1993 at the Santa Fe mine, as well as lower production at the Homestake and McLaughlin mines.

     In January 1995, commercial production began at the Eskay Creek mine in British Columbia, Canada. Eskay Creek sold 104,100 tons of ore containing
196,500 ounces of gold and 9.9 million ounces of silver, equivalent to approximately 331,300 ounces of gold during 1995. Total cash costs, including the costs of third-party smelters, were $185 per equivalent ounce during 1995. Through its majority ownership of Prime, the Company has a 50.6% interest in the Eskay Creek mine.

     At the Homestake mine in South Dakota, production of 402,900 ounces during 1995 compares to 393,900 ounces during 1994 and 447,600 ounces during 1993. The increase in production during 1995 is due to higher ore grades, partially offset by lower mill throughput. The lower throughput primarily results from the processing of harder than normal ore, principally from the Open Cut. Additional screening of ore prior to processing through the mill has increased throughput during the fourth quarter of 1995. Production during 1994 decreased from 1993 primarily due to lower grades resulting from an extended pre-stripping and development program in the Open Cut, the collapse of a ventilation raise which had limited access to the deeper, higher-grade areas in the underground operations, and flooding following a severe storm late in the year. Increased Open Cut costs in 1995 and lower production in 1995 and 1994 compared to 1993 resulted in increases in total cash costs to $303 and $291 per ounce during 1995 and 1994, respectively, from $265 per ounce during 1993.

(See Appendix 1:  Description of Bar Chart C "Gold Production.")

     Production at the McLaughlin mine in northern California decreased to 241,800 ounces during 1995 compared to 250,500 ounces and 305,300 ounces during 1994 and 1993, respectively. Production during 1995 was hampered by the effects of severe rain and flooding early in the year. Insurance proceeds of $3.8 million received by the Company as reimbursement for costs associated with the flooding were credited to operating costs. Total cash costs decreased to $242 per ounce during 1995 from $249 per ounce during 1994. The decline in production during 1994 compared to 1993 primarily was due to the mining of lower-grade ore in the South Pit. Lower grades, combined with costs associated with an underground exploration program, increased total cash costs to $249 per ounce during 1994 from $193 per ounce during 1993. Gold production levels at the McLaughlin mine are expected to decline significantly in 1996 as mining operations will cease mid-year, and production will then be derived from processing lower-grade stockpiles.

     The Company's share of production from the Round Mountain mine in Nevada was 86,100 ounces during 1995 compared to 105,900 ounces during 1994 and 93,700 ounces during 1993. The lower production in 1995 is due in part to lower grades and volumes of ore placed on both the reusable and dedicated pads early in the year. In the latter part of 1995, the rate of placement of ore on the dedicated pad was increased. However, due to the length of time between the initial loading of ore on to the dedicated pad and the commencement of leaching, a significant portion of the gold contained in the dedicated pad ore will not be recovered until 1996. The lower production resulted in an increase in total cash costs to $254 per ounce during 1995 compared to $182 per ounce during 1994 and $226 per ounce during 1993. The increase in production and corresponding decrease in cash costs per ounce during 1994 reflects higher grades and recoveries on the reusable pad and larger quantities of lower-grade ore placed on the dedicated pad. The permitting process is proceeding for the construction of an 8,000 tons-per-day ("TPD") gravity mill to process higher-grade sulfide ores and regulatory approvals are anticipated by the second quarter of 1996. Final design engineering on the $65 million (Homestake's share - $16 million) project is expected to be completed in time to allow construction to begin in the summer of 1996 and mill start-up in late 1997.

     The Company's share of production at the Williams mine in the Hemlo mining camp in Canada amounted to 202,600 ounces during 1995 at a total cash cost of $222 per ounce compared to 222,700 ounces produced at a cost of $203 per ounce during 1994 and 246,100 ounces produced at a cost of $198 per ounce during 1993. The decreases in production and increases in cash costs per ounce during 1995 and 1994 primarily are due to the processing of lower-grade ore. The 1994 increase in cash costs per ounce was partially offset by a weakening Canadian dollar in relation to the United States dollar. Production at the Williams mine is expected to remain at current levels for the next few years.

     The Company's share of production at the David Bell mine, also in the Hemlo mining camp, amounted to 79,400 ounces during 1995 at a total cash cost of $203 per ounce compared to 96,100 ounces produced at a cost of $167 per ounce during 1994 and 107,600 ounces produced at a cost of $154 per ounce during 1993. The increase in cash costs per ounce during 1995 primarily is due to lower production. During 1995, production was limited because only two areas were available for mining for most of the year which reduced mining flexibility and resulted in lower mill throughput and a lower-grade of ore processed. In addition, mining activity was delayed during the fourth quarter of 1995 in stopes close to the neighboring Golden Giant mine's property line while maintenance was completed on that company's mine shaft. A third mining block was developed late in the year which has increased min-ing flexibility. The decrease in production and increase in cash costs per ounce during 1994 was due to the processing of lower-grade ore, partially offset by a weakening Canadian dollar in relation to the United States dollar. Production from the mine is expected to increase during 1996.

     Production at the Nickel Plate mine in Canada of 91,400 ounces during 1995 increased from 82,100 ounces produced during 1994 and 73,900 ounces produced during 1993. The increase in production during 1995 from 1994 primarily is due to the processing of higher-grade ore. The increase in production during 1994 from 1993 is also due to the processing of higher-grade ore following completion of the Stage IV pit expansion program. The estimate of the remaining ore reserves at the Nickel Plate mine was reduced during the fourth quarter of 1994 and again in the fourth quarter of 1995. The decreases in the ore reserves accelerated the recovery of the deferred stripping costs and resulted in corresponding increases in per unit cash costs. Total cash costs increased to $379 per ounce in 1995 from $349 per ounce in 1994 and $310 per ounce during 1993. Gold production at the Nickel Plate mine is expected to cease by the end of the third quarter of 1996 as the ore reserves will be depleted.

     Homestake Gold of Australia Limited's ("HGAL") share of production from the Kalgoorlie operations in Western Australia totaled 311,400 ounces during 1995 compared to 352,100 ounces during 1994 and 332,600 ounces during 1993. The 1995 results primarily reflect a temporary decline in production while the new Fimiston mill additions were integrated with the existing complex, and lower production at Mt. Charlotte due to operational difficulties which hampered production early in the year. The new mill, which was commissioned in August 1995, has increased total milling capacity at the Kalgoorlie operations to 33,500 TPD and allowed for further expansion of the Super Pit. The increase in production during 1994 was due to an increase in tons mined, higher grades, and improved recoveries from the Super Pit, partially offset by a decrease in production at Mt. Charlotte and an increase in the payment of gold to HGAL's joint venture partner under the disproportionate sharing arrangement. Total cash costs at the Kalgoorlie operations increased to $296 per ounce during 1995 from $257 and $229 per ounce during 1994 and 1993, respectively. The increase in cash costs per ounce during 1995 from 1994 is primarily due to the temporary decline in production, while the increase in costs in 1994 from 1993 is primarily due to a strengthening in the Australian dollar in relation to the United States dollar.

     In February 1995, the El Hueso mine ceased operations as reserves were depleted. Leaching of existing stockpiles will continue until mid-1996. The El Hueso property is leased from Codelco, a Chilean government agency, through the year 1998. Additional land, which is subject to 30% to 50% profit sharing with Codelco, has been leased through 2004. A 1995 exploration program on the additional land identified a new gold-bearing deposit, Manto Agua de la Falda, which contains an ore reserve of 1.0 million tons at a grade of 0.18 ounces of gold per ton. An engineering study is in progress to evaluate the most efficient method of processing this ore at the existing El Hueso plant. A preliminary agreement in principle has been reached with Codelco to form a new company to explore for and exploit additional resources.

Consolidated Production Costs per Ounce:

(per ounce of gold)                                         1995          1994         1993
--------------------------------------------------------------------------------------------
Direct mining costs                                         $233          $250         $235
Deferred stripping adjustments                                 2            (1)         (11)
Costs of third-party smelters                                 16             -            -
Other                                                         (1)           (4)          (2)
--------------------------------------------------------------------------------------------
Cash Operating Costs                                         250           245          222
Royalties                                                      4             5            5
Production taxes                                               3             2            2
--------------------------------------------------------------------------------------------
Total Cash Costs                                             257           252          229
Depreciation and amortizaton                                  46            41           49
Reclamation                                                    5             7            2
--------------------------------------------------------------------------------------------
Total Production Costs                                      $308          $300         $280
============================================================================================

     During 1995, Homestake's overall total cash cost per equivalent ounce increased to $257 from $252 per ounce during 1994 and $229 per ounce during 1993. The higher 1995 per ounce costs primarily reflect the temporary production declines at the Round Mountain, David Bell and Kalgoorlie operations and higher costs at the Homestake mine, partially offset by production from the new low-cost Eskay Creek mine. The increase in cash costs per ounce during 1994 compared to 1993 primarily was due to lower production at the Homestake and McLaughlin mines. The Company's overall noncash cost per equivalent ounce during 1995 was $51 compared to $48 per ounce and $51 per ounce during 1994 and 1993, respectively. The increase in noncash costs per ounce during 1995 is a result of production from the new Eskay Creek mine which has higher per unit depreciation and amortization charges. The 1994 decline in noncash costs per ounce reflects lower per unit depreciation charges as a result of ore reserve expansions at several operations.

Reconciliation of Total Cash Costs per Ounce to Financial Statements:

(thousands of dollars,
except per ounce amounts)                                       1995            1994           1993
----------------------------------------------------------------------------------------------------
Production Costs per Financial Statements                 $  481,886      $  447,129     $  454,623
Costs not included in Homestake's production costs:
     Costs of third-party smelters                            29,214             464            553
     Production costs of equity-accounted investments         11,752          15,683         19,968
Sulphur and oil production costs                             (26,917)        (19,210)       (15,494)
Reclamation accruals                                          (8,754)        (12,112)        (3,498)
By-product silver revenues                                    (2,334)         (2,326)        (2,919)
Inventory movements and other                                 (2,659)         (1,298)       (13,746)
----------------------------------------------------------------------------------------------------
Production Costs for per Ounce Calculation Purposes       $  482,188      $  428,330     $  439,487
====================================================================================================
Ounces Produced During the Year                            1,877,329       1,696,389      1,917,853
Total Cash Costs per Ounce                                $      257      $      252     $      229
====================================================================================================

Main Pass 299: The Company's share of sulphur revenues from the Main Pass 299 mine in the Gulf of Mexico increased to $30.5 million in 1995 from $16.9 million in 1994 and $2.0 million in 1993, reflecting increased sales volumes, including sales from inventories, and rising sulphur prices. The Company sold 445,600 tons of sulphur at an average price of $68 per ton during 1995 compared to 317,700 tons of sulphur sold at an average price of $53 per ton during 1994 and 33,600 tons of sulphur sold at an average price of $59 per ton during 1993. The
Company's share of sulphur production was 365,100 tons in 1995 compared to 376,600 tons in 1994 and 116,000 tons in 1993. Operating earnings from the sulphur operations of $3.7 million in 1995 compare to operating losses of $2.9 million in 1994 and $11.2 million in 1993.

     Main Pass 299 oil production, which peaked in 1992, is expected to continue to decline over the next few years. The Company's share of oil revenues amounted to $10.1 million in 1995 compared to $10.0 million and $14.2 million in 1994 and 1993, respectively. Operating earnings from oil operations totaled $2.1 million in 1995 compared to operating earnings of $2.7 million in 1994 and $0.9 million in 1993. The lower operating earnings during 1995 reflect lower sales volumes and increased costs, partially offset by rising oil prices. The improved results in 1994 from 1993 reflect increased operating efficiencies. In addition, at December 31, 1993 the Company recorded a pretax write-down of oil assets of $16.0 million based on a decline in the market price of oil at that time.

Interest and other income: Interest income of $16.7 million in 1995 compares to $9.8 million in 1994 and $4.8 million in 1993. The increases in interest income are due to higher cash and equivalents and short-term investments balances and increases in average interest rates. Other income of $11.6 million in 1995 compares to $25.6 million and $13.1 million in 1994 and 1993, respectively.
Other income in 1995 includes a gain of $5.4 million from the sale of the Company's remaining uranium inventory. The decrease in other income in 1995 from 1994 as well as the increase in 1994 from 1993 primarily are due to a pretax gain in 1994 of $15.7 million on the sale of the Company's interest in the Dee mine in Nevada.

Depreciation,   depletion   and   amortization:   Depreciation,   depletion  and
amortization  increased to $99.6  million in 1995  compared to $76.2  million in
1994 and $103.4  million in 1993.  The 1995  increase is a result of  additional depreciation  charges  related  to the Eskay  Creek  mine,  partially  offset by reserve expansions at certain locations and lower production at other locations.
The decrease in 1994 primarily is due to lower  production and the write-down of oil assets in 1993.

(See Appendix 1:  Description of Bar Chart D "Exploration Expense.")

Exploration expense: Exploration expense, excluding $7.2 million of in-mine exploration expenditures which are included in production costs and $2.2 million of capitalized costs associated with development stage projects, increased to $27.5 million in 1995 from $21.3 million in 1994 and $17.5 million in 1993. The increase in exploration expense in 1995 primarily is due to increased activity at the Ruby Hill project in Nevada and continued work near the El Hueso mine and on the El Foco concession in Venezuela. The increase in exploration expense in 1994 from 1993 reflects increased activity at the Ruby Hill project, partially offset by the cessation of the Homestake mine north drift project in early 1994.
Exploration spending in 1996 is expected to continue to rise as the Company pursues numerous attractive exploration targets and prospects.

Interest  expense:  Interest  expense of $11.3 million in 1995 compares to $10.1 million in 1994 and $9.1 million in 1993. Interest expense increased in 1995 primarily due to $0.7 million of interest which was capitalized in 1994. The increase in

                                       25

interest expense in 1994 from 1993 primarily is due to a full year's interest on the Company's convertible subordinated notes which were issued in June 1993, partially offset by the repayment of $8.3 million of Australian finance lease debt in February 1994. The Company's average rate of interest on its long-term debt was 5.5% in 1995 and 1994 compared to 5.1% in 1993.

Income taxes: The Company's income and mining tax rate was 46% in 1995 compared to 18% and 19% in 1994 and 1993, respectively. The 1994 and 1993 rates were low due to the availability of certain tax benefits. The higher effective tax rates experienced in 1995 will continue as the tax benefits available in 1994 and 1993 have been utilized and the major portion of the Company's current earnings are in jurisdictions with higher income and mining tax rates.

     At December 31, 1995 and 1994 the Company had tax valuation allowances of $59.6 million and $49.8 million, respectively. While circumstances could occur which would permit the Company to reduce its deferred tax valuation allowances in future years, based on the Company's current projections it does not expect future reductions to be material. Events that would allow the Company to materially reduce such allowances in the future would include (i) generating substantial taxable income in Chile, (ii) an acceleration of the payment of the Company's postretirement benefit obligation accrual and (iii) an acceleration of the disposal of certain non-amortizable United States and Australia land and mineral properties which are located either on, or in proximity to, the Company's existing operating minesites.

Minority interests: Income allocable to minority interests in consolidated subsidiaries increased to $16.0 million in 1995 from $8.9 million in 1994 and $3.1 million in 1993. The increase in 1995 primarily is due to the income from the Eskay Creek mine.


LIQUIDITY AND CAPITAL RESOURCES

Homestake's cash and equivalents and short-term  investments  balances increased by $7.2  million to $212.4  million at  December  31, 1995 as a result of strong
cash  flows  from  the  Company's   operations,   partially  offset  by  capital
expenditures of $81.0 million,  investments in mining companies of $37.3 million and $16.7  million  related to the  acquisition  of HGAL.  Net cash  provided by operations  was $153.5  million in 1995  compared to $133.7  million in 1994 and
$170.1  million in 1993. In addition,  $13.3 million was realized on the sale of assets in 1995  compared  to $24.5  million  and $9.6  million in 1994 and 1993, respectively.

     On August 14, 1995 Homestake announced its unconditional offer to acquire the 18.5% of HGAL it did not already own by offering 0.089 of a Homestake share or A$1.90 in cash for each of the 109,605,000 HGAL shares owned by the public.
At December 31, 1995 acceptances for a total of 38.9 million HGAL shares had been received, and Homestake owned 88.1% of the shares of HGAL outstanding at that date. The offer closed on February 9, 1996. Homestake was successful in acquiring 107,186,000 shares of HGAL resulting in ownership of 99.6% of HGAL and is currently proceeding with the compulsory acquisition of the remaining HGAL shares. Upon completion of this transaction, Homestake expects it will have issued a total of 8.5 million of its common shares and paid $22.3 million for the HGAL minority interests. See note 3 to the consolidated financial statements for further information.

(See Appendix 1:  Description of Bar Chart E: "Cash and Equivalents and
                  Short-term Investments.")

     In October 1995, Homestake and its 50.6%-owned  subsidiary,  Prime, entered into  agreements  to  collectively  purchase  (51%  Homestake  and 49% Prime) an approximate 6% interest in Teuton Resources Corp.  ("Teuton") and an approximate
7% interest in Minvita  Enterprises Ltd.  ("Minvita") for a total of $2 million.
Teuton and Minvita  will spend a minimum of 90% of the $2 million of proceeds on
exploration   and   development  of  their   jointly-owned   Clone  property  in
northwestern British Columbia, Canada.

     In  July  1995,  the  Company  acquired  for  $24  million  a 10%  interest
(fully-diluted) in Navan Resources plc ("Navan") and an option to acquire 50% of Navan's interest in Bimak AD ("Bimak"), the owner of the Chelopech gold/copper processing operations located 45 miles east of Sofia, Bulgaria. Bimak has an exclusive contract to purchase all of the ore mined from the Chelopech mine. The
Company can acquire 50% of Navan's 68% interest in Bimak by investing an additional $48 million, which would be used to fund a portion of the cost of a proposed expansion.

     Additions to property, plant and equipment in 1995 totaled $81.0 million compared to $88.7 million and $57.8 million in 1994 and 1993, respectively.
Capital additions in 1995 include $50.9 million at the Kalgoorlie operations primarily for the Fimiston mill expansion and $10.6 million at

                                       26

the Homestake mine primarily for the Open Cut expansion. Additions in 1994 included $42 million at the Eskay Creek mine, $20 million at the Homestake mine for Open Cut expansion and $13 million at Kalgoorlie for mill expansions and modifications. Additions in 1993 included $19 million at the Nickel Plate mine for a pit expansion and $12 million at the Homestake mine for the Open Cut expansion. The remaining expenditures during these years primarily were for replacement capital to maintain existing production capacity.

     In addition to sustaining capital at existing operations, planned capital expenditures during 1996 include $14.9 million and $10.6 million at the Kalgoorlie operations and the Homestake mine, respectively, primarily on numerous projects related to improving the efficiency of these operations, $13.2 million at the Round Mountain mine primarily for the new mill project, and $8.7 million at the advanced-stage Ruby Hill project in Nevada.

(See Appendix 1:  Description of Bar Chart F:  "Cash Provided by Operations.")

     Exploration activities at Ruby Hill have resulted in the discovery of several mineralized zones. A positive feasibility study on the West Archimedes deposit was completed in the fourth quarter of 1995. This study indicates that an open-pit, heap-leach operation on this deposit will produce an average of 105,000 ounces of gold per year over a six-year life at a total cash cost of $140 per ounce. Capital requirements, including pre-stripping of the overlying alluvium, are estimated to be $65 million. The construction of facilities, which is dependent on the receipt of permits, is scheduled to begin in early 1997 with initial gold production possible in late 1997.

     Total common share dividends paid by the Company were $27.6 million in 1995 compared to $24.1 million in 1994 and $13.7 million in 1993. In May 1994, the Company increased its regular quarterly dividend from $0.025 to $0.05 per share.

     In 1994, Prime sold five million common shares at approximately $6.70 per share to the public. The Company recorded a gain of $11.2 million on this transaction, which resulted in a reduction of the Company's interest in Prime from 54.2% to 50.6%. It is the Company's policy to recognize in the income statement any gains or losses on the issuance of stock of the Company's subsidiaries.

     In 1993, the Company sold $150 million of 5.5% convertible subordinated notes maturing in the year 2000. The notes are convertible into the Company's shares at a price of $23.06 per common share and are redeemable by the Company on or at any time after June 23, 1996. Proceeds from the notes were used to retire existing gold loans and other long-term debt.

     The Company has a $150 million revolving credit facility which is available through September 30, 2000. This facility provides for borrowings denominated in
United States dollars,  Canadian  dollars,  ounces of gold or any combination of
these.  The  credit  agreement   includes  a  minimum   consolidated  net  worth
requirement of $500 million. No amounts have been borrowed under this facility.

     The Company incurred $14.3 million of reclamation-related expenditures during 1995 at its discontinued uranium facility at Grants, New Mexico. In accordance with the Energy Policy Act of 1992, the United States Department of
Energy ("DOE") is responsible for 51.2% of all past and future reclamation expenditures at this facility. The Company has received $9.8 million to date from the DOE and the accompanying balance sheet at December 31, 1995 includes a receivable of $18.7 million for the DOE's share of reclamation expenditures made by the Company through 1995. The total future cost for reclamation, remediation, monitoring and maintaining compliance at the Grants site is estimated to be $24 million. The Company believes that its share of the estimated remaining cost of reclaiming the Grants facility, net of estimated proceeds on the ultimate disposals of related assets, is fully provided in the financial statements at December 31, 1995.

     The Company evaluates its accruals for remediation, reclamation and site restoration regularly. With respect to non-operating properties, the Company believes it has fully provided for all remediation liabilities and for estimated reclamation and site restoration costs. With respect to operating properties, the Company is providing for estimated ultimate reclamation relating to ongoing and end-of-mine life restoration and closure costs over the lives of its individual operations using the units-of-production method. See note 20 to the consolidated financial statements for discussion of certain environmental matters.

     Future results will be impacted by such factors as the market price of gold, the Company's ability to expand its ore reserves and the fluctuations of foreign currency exchange rates. The Company believes that the combination of cash, short-term investments, available lines of credit and future cash flows from operations will be sufficient to meet normal operating requirements and anticipated dividends.

                                       27

                                                         Homestake Mining Company

STATEMENTS OF CONSOLIDATED INCOME
(In thousands, except per share amounts)



For the years ended December 31, 1995, 1994 and 1993                      1995             1994               1993
-------------------------------------------------------------------------------------------------------------------
Revenues
    Gold and ore sales                                            $    675,222      $   629,174      $     687,285
    Sulphur and oil sales                                               40,620           26,882             16,220
    Interest income                                                     16,737            9,762              4,832
    Equity earnings                                                      2,155            2,857                795
    Gain on issuance of stock by subsidiary                                              11,224
    Other income                                                        11,631           25,588             13,096
-------------------------------------------------------------------------------------------------------------------

                                                                       746,365          705,487            722,228
-------------------------------------------------------------------------------------------------------------------

Costs and Expenses
    Production costs                                                   481,886          447,129            454,623
    Depreciation, depletion and amortization                            99,602           76,171            103,377
    Administrative and general expense                                  37,283           38,159             40,553
    Exploration expense                                                 27,541           21,347             17,457
    Interest expense                                                    11,297           10,124              9,147
    Other expense                                                        3,290            6,744              4,492
    Write-downs of mining properties and restructuring and
       business combination expenses                                                                        24,183
-------------------------------------------------------------------------------------------------------------------

                                                                       660,899          599,674            653,832
-------------------------------------------------------------------------------------------------------------------

Income Before Taxes and Minority Interests                              85,466          105,813             68,396
Income and Mining Taxes                                                (39,141)         (18,880)           (12,775)
Minority Interests                                                     (15,998)          (8,917)            (3,127)
-------------------------------------------------------------------------------------------------------------------

Net Income                                                      $       30,327     $     78,016     $       52,494
===================================================================================================================
Net Income Per Share                                            $         0.22     $       0.57     $         0.38
===================================================================================================================

Average Shares Used in the Computation                                 138,117          137,733            137,046
===================================================================================================================

See notes to consolidated financial statements.

                                       28



                                                                 Homestake Mining Company

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amount)


December 31, 1995 and 1994                                                                    1995                         1994
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
     Cash and equivalents                                                         $        145,957            $         105,701
     Short-term investments                                                                 66,416                       99,479
     Receivables                                                                            58,046                       58,994
     Inventories                                                                            69,979                       71,715
     Deferred income and mining taxes                                                       20,521
     Other                                                                                   7,798                        6,910
--------------------------------------------------------------------------------------------------------------------------------

        Total current assets                                                               368,717                      342,799
--------------------------------------------------------------------------------------------------------------------------------

Property, Plant and Equipment - net                                                        846,776                      808,221
--------------------------------------------------------------------------------------------------------------------------------

Investments and Other Assets
     Noncurrent investments                                                                 46,188                       15,774
     Other assets                                                                           59,952                       35,174
--------------------------------------------------------------------------------------------------------------------------------

        Total investments and other assets                                                 106,140                       50,948
--------------------------------------------------------------------------------------------------------------------------------

Total Assets                                                                      $      1,321,633            $       1,201,968
================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
     Accounts payable                                                             $         35,170            $          35,674
     Accrued liabilities                                                                    53,937                       54,138
     Income and other taxes payable                                                          9,314                        7,083
--------------------------------------------------------------------------------------------------------------------------------

        Total current liabilities                                                           98,421                       96,895
--------------------------------------------------------------------------------------------------------------------------------

Long-term Liabilities
     Long-term debt                                                                        185,000                      185,000
     Other long-term obligations                                                           120,418                      110,719
--------------------------------------------------------------------------------------------------------------------------------

        Total long-term liabilities                                                        305,418                      295,719
--------------------------------------------------------------------------------------------------------------------------------

Deferred Income and Mining Taxes                                                           189,925                      136,274
--------------------------------------------------------------------------------------------------------------------------------

Minority Interests in Consolidated Subsidiaries                                             92,012                       84,310
--------------------------------------------------------------------------------------------------------------------------------

Shareholders' Equity
     Capital stock, $1 par value per share:
        Preferred - 10,000 shares  authorized;  no shares  outstanding
        Common - 250,000 shares authorized; shares outstanding:
            1995 - 140,541; 1994 - 137,785                                                 140,541                      137,785
     Additional paid-in capital                                                            382,314                      339,785
     Retained earnings                                                                     109,145                      106,405
     Accumulated currency translation adjustments                                            7,828                        8,869
     Other                                                                                  (3,971)                      (4,074)
--------------------------------------------------------------------------------------------------------------------------------

        Total shareholders' equity                                                         635,857                      588,770
--------------------------------------------------------------------------------------------------------------------------------

Total Liabilities and Shareholders' Equity                                        $      1,321,633            $       1,201,968
=================================================================================================================================

Commitments and Contingencies - see notes 20 and 21.

See notes to consolidated financial statements.

                            Homestake Mining Company

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
(In thousands)



                                                                                            Accumulated
                                                            Additional                         Currency
For the years ended                             Common         Paid-in       Retained       Translation
December 31, 1995, 1994 and 1993                 Stock         Capital       Earnings       Adjustments     Other           Total
----------------------------------------------------------------------------------------------------------------------------------

BALANCES, DECEMBER 31, 1992                $   136,772      $  322,688      $  14,592      $    1,133   $  (9,747)      $ 465,438
    Net income                                                                 52,494                                      52,494
    Dividends paid                                                            (14,591)                                    (14,591)
    Sale of Homestake stock held by
        Prime                                                    1,155                                      4,258           5,413
    Exercise of stock options                      686          10,397                                                     11,083
    Stock issued to employee
        savings plan                                36             492                                                        528
    Currency translation adjustments                                                           (6,753)                     (6,753)
    Other                                                            5                                      1,627           1,632
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1993                    137,494         334,737        52,495           (5,620)     (3,862)        515,244
    Net income                                                                78,016                                       78,016
    Dividends paid                                                           (24,106)                                     (24,106)
    Exercise of stock options                      291           5,048                                                      5,339
    Currency translation adjustments                                                           14,489                      14,489
    Unrealized loss on investments                                                                           (382)           (382)
    Other                                                                                                     170             170
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1994                    137,785         339,785       106,405            8,869      (4,074)        588,770
    Net income                                                                30,327                                       30,327
    Dividends paid                                                           (27,587)                                     (27,587)
    Exercise of stock options                      206           2,680                                                      2,886
    Stock issued for purchase of HGAL
       minority interests                        2,550          39,849                                                     42,399
    Currency translation adjustments                                                           (1,041)                     (1,041)
    Change in unrealized loss on
        investments                                                                                           162             162
    Other                                                                                                     (59)            (59)
----------------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1995                $   140,541      $  382,314    $  109,145      $     7,828   $  (3,971)      $ 635,857
==================================================================================================================================

See notes to consolidated financial statements.

                            Homestake Mining Company

STATEMENTS OF CONSOLIDATED CASH FLOWS
(In thousands)

For the years ended December 31, 1995, 1994 and 1993                          1995                 1994                1993
--------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operations
    Net income                                                           $       30,327        $      78,016        $     52,494
    Reconciliation to net cash provided by operations:
        Depreciation, depletion and amortization                                 99,602               76,171             103,377
        Write-downs of mining properties                                                                                  16,032
        Gain on issuance of stock by subsidiary                                                      (11,224)
        Gain on disposals of assets                                              (1,969)             (19,521)             (7,974)
        Deferred income and mining taxes                                         19,475               (3,665)              2,583
        Minority interests                                                       15,998                8,917               3,127
        Reclamation - net                                                        (6,044)               3,986              (8,459)
        Other noncash items - net                                                 3,462               27,222              17,435
        Effect of changes in operating working capital items:
           Receivables                                                              821               (8,824)            (18,993)
           Inventories                                                            1,324              (14,045)             10,357
           Accounts payable                                                        (852)               2,484              (4,009)
           Accrued liabilities and taxes payable                                 (7,456)              (6,938)              4,877
           Other                                                                 (1,231)               1,138                (765)
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operations                                                 153,457              133,717             170,082
---------------------------------------------------------------------------------------------------------------------------------
Investment Activities
    Decrease (increase) in short-term investments                                33,063              (99,479)             16,739
    Proceeds from sales of assets                                                13,295               24,542               9,649
    Additions to property, plant and equipment                                  (80,979)             (88,654)            (57,825)
    Investments in mining companies                                             (37,314)
    Purchase of HGAL minority interests                                         (16,714)
    Other                                                                         3,296               (8,033)              1,060
--------------------------------------------------------------------------------------------------------------------------------
Net cash used in investment activities                                          (85,353)            (171,624)            (30,377)
--------------------------------------------------------------------------------------------------------------------------------
Financing Activities
    Borrowings                                                                                                           146,074
    Debt repayments                                                                                   (8,352)           (194,037)
    Dividends paid on common shares                                             (27,587)             (24,106)            (13,706)
    Common shares issued                                                          2,886                5,339              11,611
    Stock issued by subsidiary                                                                        31,870
    Redemption of HCI preferred shares                                                                                   (15,810)
    Sale of Homestake stock held by Prime                                                                                  6,361
    Other                                                                                                                    567
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                             (24,701)               4,751             (58,940)
---------------------------------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash and Equivalents                          (3,147)               4,138                (254)
---------------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Equivalents                                  40,256              (29,018)             80,511
Cash and Equivalents, January 1                                                 105,701              134,719              54,208
---------------------------------------------------------------------------------------------------------------------------------
Cash and Equivalents, December 31                                        $      145,957        $     105,701       $     134,719
=================================================================================================================================

See notes to consolidated financial statements.

NOTES TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(All tabular amounts in thousands, except per share amounts)

Note 1:      Nature of Operations

Homestake Mining Company ("Homestake" or the "Company") is engaged in gold mining and related activities, including exploration, extraction, processing, refining and reclamation. Gold bullion, the Company's principal product, is produced and sold in the United States, Canada, Australia and Chile. Ore and concentrates, containing gold and silver, from the Eskay Creek and Snip mines in Canada are sold directly to smelters. The Company also produces and sells sulphur and oil.

Note 2:      Significant Accounting Policies

The consolidated financial statements include Homestake and its majority-owned subsidiaries and their undivided interests in joint ventures after elimination of intercompany amounts. At December 31, 1995 the Company owned 88.1% of Homestake Gold of Australia Limited ("HGAL") and 50.6% of Prime Resources Group Inc. ("Prime") with the remaining interests reflected as minority interests in the consolidated financial statements. Undivided interests in gold mining operations (the Round Mountain mine in the United States; HGAL's interest in the gold mining operations at Kalgoorlie, Western Australia; Homestake Canada Inc.'s ("HCI") interests in the Williams and David Bell mines in Canada; and Prime's interest in the Snip mine in Canada) and in the sulphur and oil recovery operations at Main Pass 299 in the Gulf of Mexico are reported using pro rata consolidation whereby the Company reports its proportionate share of assets, liabilities, income and expenses.

Use of estimates: The preparation of financial statements in conformity with United States generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Short-term investments principally consist of highly-liquid United States and foreign government and corporate securities with original maturities in excess of three months. The Company classifies all short-term investments as available-for-sale securities. Unrealized gains and losses on these investments are recorded as a separate component of shareholders' equity, except that declines in market value judged to be other than temporary are recognized in determining net income.

Inventories, which include finished products, ore in-process, stockpiled ore, ore in transit, and supplies, are stated at the lower of cost or net realizable value. The cost of gold produced by United States operations is determined principally by the last-in, first-out method ("LIFO"). The cost of other inventories is determined primarily by averaging methods.

Exploration costs are expensed as incurred. All costs related to property acquisitions are capitalized.

Preoperating  and development  costs relating to new mines and major programs at
operating  mines  are  capitalized.   Ongoing   development  costs  to  maintain
production are expensed as incurred.

Depreciation, depletion and amortization of mining properties, mine development costs and major plant facilities are computed principally by the units-of-production method based on estimated proven and probable ore reserves. Proven and probable ore reserves reflect estimated quantities of ore which can be economically recovered in the future from known mineral deposits. Such estimates are based on current and projected costs and prices. Other equipment and plant facilities are depreciated using straight-line or accelerated methods principally over estimated useful lives of three to ten years.

Property evaluations: Recoverability of investments in operating mines and non-operating properties is evaluated periodically. Estimated future net cash flows from each mine and non-operating property are calculated using estimates of proven and probable ore reserves for operating properties and estimated contained mineralization expected to be classified as proven and probable reserves based on geological delineation to date for non-operating properties, estimated future sales prices (considering historical and current prices, price trends and related fac-

tors) and operating capital and reclamation costs. Reductions in the carrying value of each mine or non-operating property are recorded to the extent the remaining investment exceeds the estimate of future undiscounted net cash flows.

     Management's estimates of future cash flows are subject to risks and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company's investments in mineral properties.

     Undeveloped properties upon which the Company has not performed sufficient exploration work to determine whether significant mineralization exists are carried at original acquisition cost.

     In 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. ("SFAS") 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and, if deemed impaired, measurement and recording of an impairment loss be based on the fair value of the asset which generally will be computed using discounted cash flows. The Company will adopt SFAS 121 prospectively for the year beginning January 1, 1996. Based on current carrying values and estimated future undiscounted cash flows of the Company's long-lived assets, the Company will not record a cumulative effect upon adopting SFAS 121.

Reclamation costs and related accrued liabilities, which are based on the Company's interpretation of current environmental and regulatory requirements, are accrued and expensed, principally by the units-of-production method based on estimated proven and probable ore reserves. Remediation liabilities are expensed upon determination.

     Based on current environmental regulations and known reclamation requirements, management has included its best estimates of these obligations in its reclamation accruals. However, it is reasonably possible that the Company's estimates of its ultimate reclamation liabilities could change as a result of changes in regulations or cost estimates.

Noncurrent investments, which include mining securities, are carried at the lower of cost or market. Realized gains and losses are included in determining net income. The Company classifies noncurrent investments as available-for-sale investments. Unrealized gains and losses on these investments are recorded as a separate component of shareholders' equity, except that declines in market value judged to be other than temporary are recognized in determining net income.

Product sales are recognized when title passes at the shipment or delivery point.

Income taxes: The Company follows the liability method of accounting for income taxes whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying current statutory tax rates applicable to future years to differences between the financial statement amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year. Mining taxes represent Canadian taxes levied on mining operations.

Foreign currency: Substantially all assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the end of each period. Revenues and expenses are translated at the average exchange rate for the period. Accumulated currency translation adjustments are included as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in the determination of net income.

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

Net income per share is computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding during the year. Fully diluted net income per share is not presented since the exercise of stock options would not result in a material dilution of earnings per share and the conversion of the 5.5% convertible subordinated notes would produce anti-dilutive results.

Preparation of financial statements: Certain amounts for 1994 and 1993 have been reclassified to conform to the current year's presentation. All dollar amounts are expressed in United States dollars unless otherwise indicated.

Note 3:      Homestake Gold of Australia Limited

On August 14, 1995 the Company announced its unconditional offer to acquire the 18.5% of HGAL it did not already own by offering 0.089 of a Homestake share or A$1.90 in cash for each of the 109,605,000 HGAL shares owned by the public. Through December 31, 1995 a total of 38.9 million additional HGAL shares were acquired at a cost of $59.1 million, including $42.4 million for 2.6 million newly issued shares of the Company, $14.5 million paid in cash and $2.2 million of transaction expenses. At December 31, 1995 Homestake owned 88.1% of the shares of HGAL. The offer closed on February 9, 1996. The Company acquired a total of 107.2 million shares of HGAL from the public and currently is proceeding with compulsory acquisition of the remaining shares. The total purchase price to acquire all of the 18.5% of HGAL held by minority shareholders is expected to be $164.4 million, including $142.1 million for 8.5 million newly issued shares of the Company, $18.8 million paid in cash and $3.5 million of transaction expenses.

     The acquisition of the HGAL minority interests is being accounted for as a purchase. Based upon the total expected purchase price of $164.4 million, the excess of the purchase price paid over the net book value of the minority interests acquired will be approximately $140.4 million. Substantially all of the excess purchase price is attributable to mineral property interests and will be amortized in accordance with the Company's accounting policies for mineral properties.

     The following unaudited pro forma information includes pro forma balance sheet information, assuming that the acquisition of all of the HGAL shares the Company did not already own had occurred as of December, 31 1995, and pro forma results of operations, assuming that the acquisition had occurred at the beginning of each period presented. The pro forma information includes adjustments which are based on available information and certain assumptions that management of the Company believes are reasonable in the circumstances. The pro forma information does not purport to represent what the results of operations actually would have been had the acquisition of the HGAL minority interests occurred at the beginning of the periods or to project the results of operations for any future date or period.

                                                                                                Pro Forma
                                                                                               (Unaudited)
                                                                                          December 31, 1995
                                                                                           ----------------
Current assets                                                                                  $  363,131
Property, plant and equipment - net                                                                968,742
Investments and other assets                                                                       106,140
                                                                                           ----------------
     Total assets                                                                               $1,438,013
                                                                                           ================

Current liabilities                                                                             $   98,421
Long-term liabilities                                                                              305,418
Deferred income and mining taxes                                                                   222,210
Minority interests in consolidated subsidiaries                                                     76,451
Shareholders' equity                                                                               735,513
                                                                                           ----------------
     Total liabilities and shareholders' equity                                                 $1,438,013
                                                                                           ================


                                                                                   Pro Forma
                                                                                   (Unaudited)
                                                                           1995                       1994
                                                                 ------------------------------------------
Revenues                                                             $  745,027                 $  704,187
Costs and expenses                                                      666,455                    605,955
                                                                 ------------------------------------------

Income before taxes and minority interests                               78,572                     98,232
Income and mining taxes                                                 (37,403)                   (16,958)
Minority interests                                                      (15,430)                    (4,285)
                                                                 ------------------------------------------
Net income                                                           $   25,739                 $   76,989
                                                                 ==========================================

Net income per share                                                 $     0.18                 $     0.53
                                                                 ==========================================


Note 4:      Prime Resources Group Inc.

In 1994, Prime sold five million common shares at approximately $6.70 per share to the public. Net proceeds of approximately $31.9 million from this issue were used to fund a portion of the construction and development costs of the Eskay Creek mine. This transaction resulted in a reduction of the Company's interest in Prime from 54.2% to 50.6%. It is the Company's policy to recognize in the income statement any gains or losses on the issuances of stock of the Company's subsidiaries. The Company recorded a gain of $11.2 million on the transaction in recognition of the net increase in the book value of the Company's investment in Prime. Deferred income taxes were not provided on this gain since the Company's tax basis in Prime substantially exceeds its carrying value.

Note 5:      Sales of Mining Operations

Torres mining complex: In February 1995, the Company sold its 28% equity interest in the Torres silver mining complex in Mexico for $6.0 million. This sale resulted in a pretax gain of $2.7 million, which is included in other income.

Dee mine: In 1994, the Company sold its 44% interest in the Dee gold mine in Nevada to Rayrock Mines, Inc. ("Rayrock") for $16.5 million. Rayrock assumed responsibility for and indemnified Homestake against all related environmental and reclamation matters. This sale resulted in a pretax gain of $15.7 million, which was included in other income.

NAM: In 1993, the Company sold its 83% interest in North American Metals Corp. ("NAM"), the owner and operator of the Golden Bear mine in Canada, for approximately $1.0 million plus a retained royalty interest. The Company recorded a $0.5 million pretax gain and a $12.9 million tax benefit on this transaction.

Mineral Hill mine: In 1993, the Company sold its 50% interest in the Mineral Hill gold mine in Montana for $4.0 million in cash and 140,000 common shares of TVX Gold Inc. ("TVX"). The Company retained a royalty interest on certain exploration lands and received an indemnification from TVX for all past, present and future reclamation requirements. This sale resulted in a pretax gain of $3.6 million, which was included in other income.

Note 6: Write-downs of Mining Properties and Restructuring and Business Combination Expenses

As discussed in note 2, the Company performs periodic property evaluations to assess the recoverability of its mining properties and investments. In 1993, the Company determined that, based upon a decline in oil prices, it would not fully recover its investment in the oil assets at the Main Pass 299 sulphur mine and, accordingly, recorded a $16.0 million write-down.

     In 1993, the Company recorded restructuring expenses of $7.7 million related to an early retirement and work force reduction program at the Homestake mine in South Dakota and the reorganization of HGAL, including the relocation of HGAL's principal office, and business combination expenses of $0.5 million related to the merger of Prime and Stikine Resources Ltd.

Note 7:      Income Taxes

The provision (credit) for income and mining taxes consists of the following:

                                                         1995                   1994                   1993
                                                ------------------------------------------------------------
Current
     Income taxes
        Federal                                     $   7,375              $   7,560              $  (2,465)
        State                                             (61)                 1,258                    105
        Canadian                                        1,928                  2,258                  1,177
        Other foreign                                     176                    206                  1,013
                                                 -----------------------------------------------------------
                                                        9,418                 11,282                   (170)
     Canadian mining taxes                             10,248                  9,741                 10,287
                                                 -----------------------------------------------------------
     Total current taxes                               19,666                 21,023                 10,117
                                                 -----------------------------------------------------------


Deferred
     Income taxes
        Federal                                        (3,743)                 6,867                  3,639
        State                                             436                 (1,086)                    95
        Canadian                                       25,347                (13,796)                 2,203
        Other foreign                                  (2,041)                 4,438
                                                 -----------------------------------------------------------
                                                       19,999                 (3,577)                 5,937
     Canadian mining taxes                               (524)                 1,434                 (3,279)
                                                 -----------------------------------------------------------
     Total deferred taxes                              19,475                 (2,143)                 2,658
                                                 -----------------------------------------------------------
        Total income and mining taxes                $ 39,141               $ 18,880               $ 12,775
                                                 ===========================================================

The provision for income taxes is based on pretax income before minority interests as follows:

                                                          1995                   1994                  1993
                                                 -----------------------------------------------------------
United States                                       $   17,607              $  28,415              $  6,222
Canada                                                  71,333                 49,690                41,434
Other foreign                                           (3,474)                27,708                20,740
                                                 -----------------------------------------------------------
                                                    $   85,466              $ 105,813              $ 68,396
                                                 ===========================================================

     Deferred tax liabilities and assets as of December 31, 1995 and 1994 relate to the following:

                                                                                   1995                   1994
                                                                         --------------------------------------
Deferred tax liabilities
     Depreciation and other resource property differences
        United States                                                        $   65,763             $   73,826
        Canada - Federal                                                         52,068                 46,671
        Canada - Provincial                                                      76,792                 74,653
        Australia                                                                29,921                  5,214
                                                                         --------------------------------------
                                                                                224,544                200,364
     Other                                                                       12,597                 14,800
                                                                         --------------------------------------
Gross deferred tax liabilities                                                  237,141                215,164
                                                                         --------------------------------------

Deferred tax assets
     Tax loss carry-forwards
        United States                                                             2,533                  3,958
        Canada - Federal                                                          8,073                 17,793
        Canada - Provincial                                                                              4,836
        Australia                                                                 7,681                  2,972
        Chile                                                                    18,344                 16,363
                                                                         --------------------------------------
                                                                                 36,631                 45,922
     Reclamation costs
        United States                                                             8,502                  9,957
        Other                                                                     5,314                  4,071
                                                                         --------------------------------------
                                                                                 13,816                 14,028

     Employee benefit costs                                                      28,573                 28,120
     Alternative minimum tax credit carry-forwards                               13,922                 16,476
     Land and other resource property                                            12,759                  4,193
     Deductible mining taxes                                                      3,257                  3,080
     Foreign tax credit carry-forwards                                            4,600                  2,831
     Other                                                                       13,790                 14,079
                                                                         --------------------------------------
Gross deferred tax assets                                                       127,348                128,729
Deferred tax asset valuation allowances                                         (59,611)               (49,839)
                                                                         --------------------------------------
Net deferred tax assets                                                          67,737                 78,890
                                                                         --------------------------------------
Net deferred tax liability                                                    $ 169,404              $ 136,274
                                                                         ======================================

Net deferred tax liability consists of
     Current deferred tax assets                                                (20,521)
     Long-term deferred tax liability                                           189,925                136,274
                                                                         --------------------------------------
        Net deferred tax liability                                            $ 169,404              $ 136,274
                                                                         ======================================

     The classification of deferred tax assets and liabilities is based on the related asset or liability creating the deferred tax. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal. The change in the valuation allowance did not have a significant impact on the 1995 provision for income taxes. The $59.6 million deferred tax valuation allowance at December 31, 1995 represents the portion of the Company's consolidated deferred tax assets which, based on projections at December 31, 1995, the Company does not believe that realization is "more likely than not." Such $59.6 million of deferred tax valuation allowance consists of United States, Chile and Australia unrealized deferred tax assets of $37.1 million, $18.3 million and $4.2 million, respectively.

     The largest portion of the $59.6 million of unrealized deferred tax assets is comprised of $34.1 million of future United States ($29.9 million) and Australia ($4.2 million) tax benefits relating to expenses that the Company projects will not be deductible for tax return purposes until after the year 2010. In projecting United States source income beyond this period, the Company currently does not meet the SFAS 109 "more likely than not" criteria required to recognize the United States tax benefits. In addition, there currently is not a tax strategy which would result in the realization of the Australian tax benefit. The remaining $25.5 million is comprised of future tax benefits relating to loss and credit carry-forwards in Chile and the United States that the Company projects it will be unable to realize. Net deferred tax assets at December 31, 1994 include $9.3 million of Canadian deferred tax assets, the realization of which is based on the Company's judgment regarding future income.

     Major items causing the Company's income tax provision to differ from the federal statutory rate of 35% were as follows:

                                                          1995                  1994                 1993
                                                  ---------------------------------------------------------
Income tax based on statutory rate                    $ 29,913              $ 37,035              $ 23,938
Percentage depletion                                    (9,879)              (11,106)              (14,401)
Earnings in foreign jurisdictions
     taxed at different rates                           (1,019)               (6,175)               (1,440)
State income taxes,
     net of federal benefit                                340                 1,614                   130
Australian investment allowances                        (2,097)
Tax relating to reorganizations                                                7,682                 4,387
Unrealized minimum tax credits                           4,790                 1,753                23,844
Nontaxable income                                         (777)               (4,784)
Nondeductible losses                                     6,231                 9,401                 3,757
Deferred tax assets not recognized in
     prior years (1)                                    (1,262)              (27,697)              (36,706)
Foreign taxes withheld                                   1,965                 2,089                 2,669
Other - net                                              1,212                (2,107)                 (411)
                                                  ---------------------------------------------------------
Total income taxes                                      29,417                 7,705                 5,767
Canadian mining taxes                                    9,724                11,175                 7,008
                                                  ---------------------------------------------------------
Total income and mining taxes                         $ 39,141              $ 18,880              $ 12,775
                                                  =========================================================

     (1) Amounts include (i) reversals of prior year valuation allowances of $1.3 million in 1995 and $12.4 million in 1994, and (ii) realization of additional deferred tax assets that could not be recognized in prior years of $15.3 million in 1994 and $36.7 million in 1993.

     The Company's 1994 income tax expense includes a $3.6 million tax benefit relating to tax law changes enacted in 1994 and a $9.6 million tax benefit relating to a change in the Company's judgment concerning the realizability of deferred tax assets in future years.

     For income tax purposes, the Company has foreign tax losses and United States foreign tax credit carry-forwards of approximately $29.5 million and $4.6 million, respectively, which are due to expire at various times through the year 2000.

Note 8:      Receivables


December 31,                                                            1995                    1994
------------                                                    -------------------------------------
Trade accounts                                                      $ 37,907                $ 23,318
Deferred uranium sale                                                                         10,320
U.S. Government receivable (see note 20)                               5,500                   7,271
Income taxes                                                                                   3,049
Interest and other                                                    14,639                  15,036
                                                                -------------------------------------
                                                                    $ 58,046                $ 58,994
                                                                =====================================

Note 9:      Inventories

December 31,                                                            1995                    1994
------------                                                    --------------------------------------
Finished products                                                   $ 13,498                $ 15,004
Ore and in-process                                                    26,027                  26,889
Supplies                                                              30,454                  29,822
                                                                -------------------------------------
                                                                    $ 69,979                $ 71,715
                                                                =====================================

     At December 31, 1995 and 1994, the cost of certain finished gold inventories in the United States stated on the LIFO cost basis totaled $2.0 million and $2.5 million, respectively. Such inventories would have approximated $3.6 million and $4.0 million, respectively, if stated at the lower of market or current year average production costs. In 1993, 44,750 ounces of gold at an average cost of $175 per ounce were sold from the LIFO inventory, the effect of which increased pretax income by $5.2 million compared to the cost of such inventories based on 1993 average production cost.

     At December 31, 1995 and 1994, ore stockpiles in the amounts of $11.1 million and $10.7 million, respectively, not expected to be processed within the 12 months following the end of each year are included in other assets (see note
12).

Note 10:     Property, Plant and Equipment

December 31,                                                               1995                    1994
------------                                                     ----------------------------------------
Mining properties and development costs                              $  790,335               $  714,479
Plant and equipment                                                     891,277                  846,547
Land and royalty interests                                                3,843                    3,843
Construction and mine development in progress                            12,282                   14,633
                                                                 ----------------------------------------
                                                                      1,697,737                1,579,502
Accumulated depreciation, depletion and amortization                   (850,961)                (771,281)
                                                                 ----------------------------------------
                                                                     $  846,776               $  808,221
                                                                 ========================================

Note 11:     Noncurrent Investments

December 31,                                                             1995                    1994
------------                                                     -------------------------------------
Equity Investments
     Pinson (26%) and Marigold (33%) mines                           $  4,121                $  6,298
     Other equity investments                                           1,963                   5,041
Navan Resources plc                                                    24,000
Other investments                                                      16,104                   4,435
                                                                 -------------------------------------
                                                                     $ 46,188                $ 15,774
                                                                 =====================================

In July 1995, the Company acquired for $24 million a 10% interest (fully-diluted) in Navan Resources plc ("Navan"), an Irish public company, and an option to acquire 50% of Navan's interest in Bimak AD ("Bimak"), the owner of the Chelopech gold/copper processing operations located 45 miles east of Sofia, Bulgaria. Bimak has an exclusive contract to purchase all of the ore mined from the Chelopech mine. The Company can acquire 50% of Navan's 68% interest in Bimak by investing an additional $48 million, which would be used to fund a portion of the cost of a proposed expansion.

     Other investments at December 31, 1995 includes $10 million related to a 1995 investment in Orion Resources NL ("Orion"). In January 1996, after further evaluation of the investment opportunity, the Company sold its investment in Orion and recorded a gain of $0.2 million.

Note 12:     Other Assets

December 31,                                                            1995                    1994
------------                                                    --------------------------------------
Assets held in trust (see note 16)                                  $ 23,741
Ore stockpiles                                                        11,118                $ 10,684
U.S. Government receivable (see note 20)                              13,166                   2,520
Other                                                                 11,927                  21,970
                                                                -------------------------------------
                                                                    $ 59,952                $ 35,174
                                                                =====================================

Note 13:     Accrued Liabilities

December 31,                                                            1995                    1994
------------                                                    --------------------------------------
Accrued payroll and other compensation                              $ 26,925                 $22,178
Accrued reclamation costs                                             12,383                  15,266
Other                                                                 14,629                  16,694
                                                                -------------------------------------
                                                                    $ 53,937                 $54,138
                                                                =====================================

Note 14:     Long-term Debt

December 31,                                                              1995                   1994
------------                                                     -------------------------------------
Convertible subordinated notes (due 2000)                            $ 150,000              $ 150,000
Pollution control bonds
     Lawrence County, South Dakota (due 2003)                           18,000                 18,000
     State of California (due 2004)                                     17,000                 17,000
                                                                 -------------------------------------
                                                                     $ 185,000              $ 185,000
                                                                 =====================================

Convertible subordinated notes: The Company's 5.5% convertible subordinated notes, which mature on June 23, 2000, are convertible into common shares at a price of $23.06 per common share and are redeemable by the Company in whole at any time on or after June 23, 1996. Interest on the notes is payable semi-annually in June and December. Proceeds from the notes were used to retire existing gold loans and other long-term debt. Issuance costs of $3.9 million were capitalized and are being amortized over the life of the notes.

Pollution control bonds: The Company pays interest monthly on the pollution control bonds based on variable short-term, tax-exempt obligation rates. Interest rates at December 31, 1995 and 1994 were 5.0% and 5.7%, respectively. No principal payments are required until cancellation, redemption or maturity. Bondholders have the right to tender the bonds for payment at any time on seven-days notice. The Company has arrangements with underwriters to remarket any tendered bonds and also with a bank to provide liquidity and credit support to the Company and to purchase and hold for up to 15 months any tendered bonds that the underwriters are unable to remarket.

Lines of credit: The Company has a United States/Canadian cross-border credit facility providing a total availability of $150 million. The Company pays a commitment fee of 0.25% per annum on the unused portion of this facility. The credit facility is available through September 30, 2000 and provides for borrowings in United States dollars, Canadian dollars, gold loans or any combination of these. The credit agreement requires a minimum consolidated net worth of $500 million. In addition, Prime has a $11.0 million credit facility. At December 31, 1995 and 1994 no amounts had been borrowed under these agreements.

Note 15:     Other Long-term Obligations

December 31,                                                               1995                   1994
------------                                                      -------------------------------------
Accrued reclamation costs (see notes 2, 13 and 20)                    $  44,051              $  33,892
Accrued pension and other postretirement
     benefit obligations (see note 16)                                   63,092                 64,066
Other                                                                    13,275                 12,761
                                                                  -------------------------------------
                                                                      $ 120,418              $ 110,719
                                                                  =====================================

Note 16:     Employee Benefit Plans

Pension plans: The Company has pension plans covering substantially all United States employees. Plans covering salaried and other nonunion employees provide pension benefits based on years of service and the employee's highest compensation during any 60 consecutive months prior to retirement. Plans covering union employees provide defined benefits for each year of service.

     Pension costs for 1995, 1994 and 1993 for Company-sponsored United States employee plans included the following components:

                                                        1995                   1994                   1993
                                               ------------------------------------------------------------
Service cost - benefits earned
     during the year                               $   3,573              $   3,928              $   3,513
Interest costs on projected benefit
     obligations                                      14,476                 13,497                 12,957
Actual net return on assets                          (44,788)                (1,828)               (17,198)
Net amortization (deferral)                           32,405                (11,202)                 4,821
                                               ------------------------------------------------------------
Net periodic pension cost                              5,666                  4,395                  4,093
Early retirement program cost                                                                        4,062
                                               ------------------------------------------------------------
                                                   $   5,666              $   4,395              $   8,155
                                               ============================================================

     Assumptions used in determining net periodic pension cost for 1995, 1994 and 1993 include discount rates of 8%, 7%, and 8%, respectively, and assumed rates of increase in compensation of 5%, 5%, and 6%, respectively. The assumed long-term rate of return on assets was 8.5% for each year. Assumptions used in determining the projected benefit obligations at December 31, 1995 and 1994 include discount rates of 7% and 8%, respectively, and an assumed rate of increase in compensation of 5%.

     The funded status and amounts recognized for pension plans in the consolidated balance sheets are as follows:

                                                 December 31, 1995                           December 31, 1994
                                                       Plans Where                             Plans Where
                                           -------------------------------------------------------------------------------
                                                                Accumulated                                  Accumulated
                                           Assets Exceed          Benefits             Assets Exceed          Benefits
                                            Accumulated            Exceed               Accumulated            Exceed
                                             Benefits              Assets                Benefits              Assets
                                           -------------------------------------------------------------------------------
Actuarial present value
     of benefit obligations
     Vested benefits                           $(159,400)         $   (16,300)            $   (99,615)        $   (51,749)
                                           ===============================================================================
     Accumulated benefits                      $(175,400)         $   (17,500)            $  (108,838)        $   (57,761)
                                           ===============================================================================
     Projected benefits                        $(195,300)         $   (19,800)            $  (127,006)        $   (61,261)
Plan assets at fair value (1)                    192,565                                      117,966              37,687
                                           -------------------------------------------------------------------------------
Projected benefit obligation
     in excess of plan assets                     (2,735)             (19,800)                 (9,040)            (23,574)
Unrecognized net loss (gain)                      (7,285)                 114                   1,318               5,353
Unrecognized net transition
     obligation (asset) amortized
     over 15 years                                (3,916)                 792                      77              (3,635)
Unrecognized prior service
      cost (benefit)                                 680                3,081                    (608)              2,322
Additional minimum liability                                           (1,687)                                       (612)
                                           -------------------------------------------------------------------------------
Pension liability recognized
     in the consolidated balance
     sheets                                    $ (13,256)         $   (17,500)            $    (8,253)        $   (20,146)
                                           ===============================================================================

 (1) Approximately 7% and 15% of the plan assets were invested in fixed-rate insurance contracts and the balance was invested in listed stocks and bonds in 1995 and 1994, respectively.

     Amounts shown under "plans where accumulated benefits exceed assets" at December 31, 1995 consist of liabilities for a nonqualified supplemental pension plan covering certain employees and a nonqualified pension plan covering directors of the Company. These plans are unfunded. In 1995, the Company established a grantor trust, consisting of a money market fund and corporate-owned life insurance policies, to provide funding for the benefits payable under these nonqualified plans and certain other deferred compensation plans. The grantor trust, which is included in other assets, amounted to $23.7 million at December 31, 1995.

     Certain of the Company's foreign operations participate in pension plans. The Company's share of contributions to these plans was $1.1 million in 1995 and $0.8 million in 1994 and 1993.

Postretirement benefits other than pensions: The Company provides medical and life insurance benefits for certain retired employees, primarily retirees of the Homestake mine. Retirees are generally eligible for benefits upon retirement if they are at least age 55 and have completed five years of service. Net periodic postretirement benefit costs were $3.5 million in 1995 and 1994 and $5.5 million in 1993.

     The actuarial assumptions used in determining net periodic postretirement benefit costs include discount rates of 8% for 1995, 7% for 1994 and 8% for 1993, an initial health care cost trend rate of 11.5% grading down to an ultimate health care cost trend rate of 6% for 1995, an initial health care cost trend rate of 12% grading down to an ultimate health care cost trend rate of 5% for 1994, and an initial health care cost trend rate of 12.5% grading down to an ultimate health care cost trend rate of 6% for 1993. The actuarial assumptions used in determining the Company's accumulated postretirement benefit obligation at December 31, 1995 and 1994 include discount rates of 7% and 8%, respectively. A one percentage-point increase in the assumed health care cost trend rate would result in an increase of approximately $4.7 million in the accumulated postretirement benefit obligation at December 31, 1995 and an increase of approximately $0.5 million in net periodic postretirement benefit costs.

     The  following   table  sets  forth  amounts   recorded  in  the  Company's
consolidated balance sheets at December 31, 1995 and 1994. The Company has not funded any of its estimated future obligation.

                                                                           1995                    1994
                                                                   --------------------------------------
Accumulated postretirement benefit obligation
     Retirees                                                          $(27,000)                $(30,000)
     Fully-eligible active plan participants                             (1,000)                  (1,000)
     Other active plan participants                                      (7,000)                  (9,000)
                                                                   --------------------------------------
                                                                        (35,000)                 (40,000)
Unrecognized net loss (gain)                                             (5,412)                     996
Unrecognized prior service cost                                             677                      737
                                                                   --------------------------------------
Accumulated postretirement benefit obligation
     liability recognized in the consolidated
     balance sheets                                                    $(39,735)                $(38,267)
                                                                   ======================================

Other plans: Substantially all full-time United States employees of the Company are eligible to participate in the Company's defined contribution savings plans. The Company's matching contribution was approximately $1.6 million in 1995 and $1.1 million in 1994 and 1993.

     Under the Company's stock option plans, options to buy 2.3 million common shares at an average price of $18.82 per share were outstanding at December 31, 1995, of which 1.5 million shares were exercisable. An additional 0.6 million and 0.8 million shares were available for future grants at December 31, 1995 and 1994, respectively.

     Stock option activity was as follows:

                                            1995                       1994                       1993
                                   -----------------------   -------------------------   -----------------------
                                                 Average                    Average                    Average
                                                Price Per                  Price Per                  Price Per
                                    Number        Share        Number        Share        Number        Share
                                   -----------------------   -------------------------   ----------------------
Balance at January 1                 2,301                      2,600                      2,193
     HCI converted                                                                           787          $29.04
     Granted                           361         $15.58         268         $20.50         516           12.18
     Exercised                        (206)         13.90        (293)         15.98        (695)          15.88
     Expired                          (147)         16.92        (274)         15.86        (201)          29.20
                                 ----------                 ----------                 ----------
Balance at December 31               2,309                      2,301                      2,600
                                 ==========                 ==========                 ==========

     In October 1995, the FASB issued SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123 is effective for periods beginning after December 15, 1995. SFAS 123 requires that companies either recognize compensation expense for grants of stock, stock options, and other equity instruments based on fair value, or provide pro forma disclosure of net income and earnings per share in the notes to the financial statements. The Company will adopt the disclosure provisions of SFAS 123 in 1996.

Note 17:     Fair Value of Financial Instruments

The carrying values of the Company's cash and equivalents and short-term investments, noncurrent investments, long-term debt and foreign currency options approximate their estimated fair values.

Note 18:     Shareholders' Equity

Other equity includes deductions of $3.7 million at December 31, 1995 and 1994 for loans made to certain former HCI employees and directors for the purchase of common shares. The loans, which were used for the purchase of shares of HCI, are non-interest bearing, are secured by a pledge of the shares, and are not required to be paid until the pledged securities are equal to or greater than the value of the respective loans.

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

Note 19:     Additional Cash Flow Information

Cash paid for interest and for income and mining taxes is as follows:

                                                         1995                  1994                  1993
                                                 ---------------------------------------------------------
Interest, net of amounts capitalized                 $ 11,292              $ 10,110             $   8,600
Income and mining taxes                                22,650                10,670                18,170

     Certain investing and financing activities of the Company affected its financial position but did not affect its cash flows. See note 3 for a discussion of the noncash acquisitions of the additional interests in HGAL.

Note 20:     Contingencies

Environmental Contingencies

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") imposes heavy liabilities on persons who discharge hazardous substances. The Environmental Protection Agency ("EPA") publishes a National Priorities List ("NPL") of known or threatened releases of such substances.

Whitewood Creek: An 18-mile stretch of Whitewood Creek in the Black Hills of South Dakota is a site on the NPL. The EPA asserted that discharges of tailings by mining companies, including the Company, contaminated soil and water for more than 100 years. In 1990, the Company signed a consent decree with the EPA requiring that the Company perform remedial work on the site and continue long-term monitoring. The on-site remedial work has been completed and the consent decree was terminated on January 10, 1996. The EPA published a notice on November 30, 1995 of their intent to delete the site from the NPL. The Company estimates that the remaining cost of monitoring, including EPA oversight costs, will be approximately $1 million.

Grants: The Company's former uranium millsite near Grants, New Mexico is listed on the NPL. The EPA asserted that leachate from the tailings contaminated a shallow aquifer used by adjacent residential subdivisions. The Company paid the costs of extending the municipal water supply to the affected homes and continues to operate a water injection and collection system that has significantly improved the quality of the aquifer. The Company has decommissioned and disposed of the mills and has covered the tailings impoundments at the site. The total future cost for reclamation, remediation, monitoring and maintaining compliance at the Grants site is estimated to be $24 million.

     Title X of the Energy Policy Act of 1992 (the "Act") authorized appropriations of $270.0 million to cover the Federal Government's share of certain costs of reclamation, decommissioning and remedial action for by-product material (primarily tailings) generated by certain licensees as an incident of uranium sales to the Federal Government. Reimbursement is subject to compliance with regulations of the Department of Energy ("DOE"), which were issued in 1994. Pursuant to the Act, the DOE is responsible for 51.2% of the past and future costs of reclaiming the Grants site in accordance with Nuclear Regulatory Commission license requirements. The accompanying balance sheet at December 31, 1995 includes a receivable of $18.7 million (see notes 8 and 12) for the DOE's share of reclamation expenditures made by the Company through 1995. The Company believes that its share of the estimated remaining cost of reclaiming the Grants facility, net of estimated proceeds from the ultimate disposals of related assets, is fully provided in the financial statements at December 31, 1995.

     In 1983, the state of New Mexico made a claim against the Company for unspecified natural resource damages resulting from the Grants tailings. The state of South Dakota made a similar claim in 1983 as to the Whitewood Creek tailings. The Company denies all liability for damages at the two CERCLA sites. The two states have taken no action to enforce the 1983 claims. Final regulations for performing natural resource damage assessments were issued by the United States Department of Interior on March 25, 1994. CERCLA provides for a three-year statute of limitations for natural resource damage assessments after the issuance of final regulations.

     The Company believes that the ultimate resolution of the above matters will not have a material adverse impact on its financial condition or results of operations.

     While the ultimate amount of reclamation and site restoration costs to be incurred in the future is uncertain, the Company has estimated that the aggregate amount of these costs for operating properties, plus previously accrued remediation liabilities for non-operating properties, will be $99 million. This figure does not include approximately $12.2 million of reclamation costs at the Grants uranium facility, which will be funded by the United States Federal Government. At December 31, 1995 the Company had accrued $56.4 million for estimated ultimate reclamation and site restoration costs and remediation liabilities.

Other Contingencies

In addition to the above, the Company is party to legal actions and administrative proceedings and is subject to claims arising in the ordinary course of business. The Company believes the disposition of these matters will not have a material adverse effect on its financial position or results of operations.

Note 21:     Foreign Currency and Other Commitments

Under the Company's foreign currency protection program, the Company has entered into a series of foreign currency option contracts which established trading ranges within which the United States dollar may be exchanged for foreign currencies by setting minimum and maximum exchange rates. The Company does not require or place collateral for these contracts. However, the Company minimizes its credit risk by dealing with only major international banks and financial institutions. The contracts are marked to market at each balance sheet date. Net unrealized gains on contracts outstanding at December 31, 1995 and 1994 totaled $0.3 million and $0.7 million, respectively. Other income for the years ended December 31, 1995, 1994 and 1993 included income (loss) of $(0.2) million, $4.6 million and $(1.4) million, respectively, related to the foreign currency protection program.

         At December 31, 1995 the Company had outstanding forward currency contracts as follows:

                       Amount Covered                Exchange Rates to U.S. Dollars       Expiration
Currency               (U.S. Dollars)                  Minimum         Maximum               Dates
--------------------------------------------------------------------------------------------------------
Canadian                      $111,400                  0.67            0.77              1996 - 1997
Australian                      33,300                  0.68            0.76                  1996
                         --------------
                              $144,700
                         ==============

     In addition to amounts related to the foreign currency option contracts, the Company realized foreign currency transaction losses of $0.6 million in 1995, $6.6 million in 1994, and $1.5 million in 1993, which were included in other income.

     During 1994, the Company entered into forward sales for 183,200 ounces of gold it expected to produce at the Nickel Plate mine during 1995 and 1996. The purpose of the forward sales program was to allow for recovery of the Company's remaining investment in the mine and provide for estimated reclamation costs. Gold sales for the year ended December 31, 1995 included 88,800 ounces sold under this program at an average price of $398 per ounce. In October 1995, the Company closed out forward sales covering 24,400 ounces at an average price of $435 per ounce for delivery in 1996, realizing a gain of $0.8 million. At December 31, 1995 forward sales for 70,000 ounces at an average price of $421 per ounce remain outstanding.

     The Company has entered into various commitments during the ordinary course of its business, which include commitments to perform assessment work and other obligations necessary to maintain or protect its interests in mining properties, financing and other obligations to joint ventures and partners under venture and partnership agreements, and commitments under federal and state environmental health and safety permits.

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

     Sales to individual customers exceeding 10% of the Company's consolidated revenues were as follows: in 1995, gold sales of $102 million, $101 million, $92 million and $91 million to four customers; in 1994, gold sales of $129 million, $118 million and $100 million to three customers; and in 1993, gold sales of $175 million, $145 million and $105 million to three customers. Because of the active worldwide market for gold, Homestake believes that the loss of any of these customers would not have a material adverse impact on the Company.

GEOGRAPHIC INFORMATION

                                                               1995                1994               1993
                                                    -------------------------------------------------------
Revenues
     United States (1)                                   $  349,461          $  346,629         $  380,458
     Canada(2)                                              264,548             192,363            194,755
     Australia                                              120,898             143,944            121,025
     Latin America (3)                                       11,458              22,551             25,990
                                                    -------------------------------------------------------
                                                         $  746,365          $  705,487         $  722,228
                                                    =======================================================

Operating Earnings
     United States (1,4)                                 $   45,373          $   72,379         $   33,295
     Canada                                                  89,459              55,804             70,788
     Australia                                                9,261              29,026             29,660
     Latin America (3)                                          705              (1,359)             2,272
                                                    -------------------------------------------------------
                                                         $  144,798          $  155,850         $  136,015
                                                    =======================================================

Exploration Expense
     United States                                       $   12,750          $   11,841         $   11,128
     Canada                                                   2,797               2,445              1,907
     Australia                                                4,745               4,008              2,888
     Latin America and other                                  7,249               3,053              1,534
                                                    -------------------------------------------------------
                                                         $   27,541          $   21,347         $   17,457
                                                    =======================================================

Identifiable Assets as of December 31
     United States                                       $  618,267          $  598,059         $  550,645
     Canada                                                 432,087             382,575            385,324
     Australia                                              264,238             207,837            165,683
     Latin America and other                                  7,041              13,497             19,598
                                                    -------------------------------------------------------
                                                         $1,321,633          $1,201,968         $1,121,250
                                                    =======================================================

     (1) Includes a gain of $15.7 million in 1994 on the sale of the Company's interest in the Dee mine.

     (2) Includes a gain of $11.2 million in 1994 on the dilution of the Company's interest in Prime.

     (3) Includes a gain of $2.7 million in 1995 on the sale of the Company's interest in the Torres mining complex.

     (4) Includes a write-down of $16.0 million in 1993 of oil assets at Main Pass 299.


SEGMENT INFORMATION

                                                                      1995                1994               1993
                                                           -------------------------------------------------------
Revenues
     Gold                                                       $  677,377          $  632,031         $  688,080
     Sulphur and oil                                                40,620              26,882             16,220
     Interest and other (1,2)                                       28,368              46,574             17,928
                                                           -------------------------------------------------------
                                                                $  746,365          $  705,487         $  722,228
                                                           =======================================================

Operating Earnings
     Gold (1)                                                   $  139,105          $  156,013         $  161,947
     Sulphur and oil (3)                                             5,693                (163)           (25,932)
                                                           -------------------------------------------------------
     Operating earnings                                            144,798             155,850            136,015
     Exploration expense                                           (27,541)            (21,347)           (17,457)
     Net corporate expense (2,4)                                   (31,791)            (28,690)           (50,162)
                                                           -------------------------------------------------------
Income Before Taxes and Minority Interest                       $   85,466           $ 105,813         $   68,396
                                                           =======================================================

Depreciation, Depletion and Amortization
     Gold                                                       $   90,237           $  66,857         $   90,842
     Sulphur and oil                                                 8,055               7,861             10,629
     Corporate                                                       1,310               1,453              1,906
                                                           -------------------------------------------------------
                                                                $   99,602           $  76,171         $  103,377
                                                           =======================================================

Exploration Expense
     Gold                                                       $   27,541           $  21,318         $   17,017
     Sulphur and oil                                                     -                  29                440
                                                           -------------------------------------------------------
                                                                $   27,541           $  21,347         $   17,457
                                                           =======================================================

Additions to Property, Plant and Equipment
     Gold                                                       $   78,892           $  83,597         $   54,219
     Sulphur and oil                                                 1,604               3,039              1,828
     Corporate                                                         483               2,018              1,778
                                                           -------------------------------------------------------
                                                                $   80,979          $   88,654         $   57,825
                                                           =======================================================

Identifiable Assets as of December 31
     Gold                                                       $  870,512          $  796,016         $  788,122
     Sulphur and oil                                               134,990             143,742            142,220
     Corporate:
        Cash and equivalents and short-term
            investments                                            212,373             205,180            134,719
        Other                                                      103,758              57,030             56,189
                                                           -------------------------------------------------------
                                                                $1,321,633          $1,201,968         $1,121,250
                                                           =======================================================

         (1) Includes a gain of $2.7 million in 1995 on the sale of the Company's interest in the Torres mining complex and a gain of $15.7 million in 1994 on the sale of the Company's interest in the Dee mine.

         (2) Includes a gain of $11.2 million in 1994 on the dilution of the Company's interest in Prime.

         (3) Includes a write-down of $16.0 million of oil assets at Main Pass 299 in 1993.

         (4) Includes restructuring and business combination expenses of $8.2 million in 1993.

REPORT OF INDEPENDENT AUDITORS


The Shareholders and Board of Directors of Homestake Mining Company:

We have audited the consolidated balance sheets of Homestake Mining Company and Subsidiaries as of December 31, 1995 and 1994, and the related statements of consolidated income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Homestake Mining Company and Subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.
----------------------------
San Francisco, California
February 9, 1996


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



/s/ Harry M. Conger
-------------------
Harry M. Conger
Chairman of the Board and Chief Executive Officer



/s/ Gene G. Elam
-----------------
Gene G. Elam
Vice President, Finance and Chief Financial Officer
February 9, 1996

QUARTERLY SELECTED DATA
(In thousands, except per share amounts)

                                      First             Second              Third              Fourth
                                    Quarter            Quarter            Quarter             Quarter               Year
                             ------------------------------------------------------------------------------------------------
1995:
Revenues                          $ 179,932          $ 195,590          $ 181,428           $ 189,415          $ 746,365
Net income                            6,560 (1)         11,179              4,945               7,643             30,327 (1)

Per common share:
     Net income                        0.05 (1)           0.08               0.04                0.05               0.22 (1)
     Dividends paid                    0.05               0.05               0.05                0.05               0.20

1994:
Revenues                          $ 172,402          $ 202,079          $ 166,991           $ 164,015          $ 705,487
Net income                           24,214             32,955 (2)         10,849               9,998             78,016 (2)

Per common share:
     Net income                        0.18               0.24 (2)           0.08                0.07               0.57 (2)
     Dividends paid                   0.025               0.05               0.05                0.05               0.18


         (1) Includes a gain of $1.4 million ($2.7 million pretax) or $0.01 per share on the sale of the Company's interest in the Torres mining complex.

         (2) Includes a gain of $12.6 million ($15.7 million pretax) or $0.09 per share on the sale of the Company's interest in the Dee mine and a gain of $11.2 million (no tax expense) or $0.08 per share on the dilution of the Company's interest in Prime.


COMMON STOCK PRICE RANGE

(Prices as quoted on the New York Stock Exchange)

                                     First             Second               Third             Fourth
                                    Quarter            Quarter             Quarter            Quarter             Year
                               ---------------------------------------------------------------------------------------------
1995:      High                     $19.13             $19.13              $18.13             $17.38             $19.13
           Low                       14.75              15.63               16.13              15.13              14.75

1994:      High                     $24.88             $22.63              $22.00             $20.75             $24.88
           Low                       18.88              17.38               17.50              16.13              16.13


EIGHT-YEAR SELECTED DATA (1)

(Dollar amounts in thousands, except per share and per ounce amounts)

                                                   1995               1994              1993               1992
                                         ---------------    ---------------    --------------    ---------------
OPERATIONS
Revenues                                       $746,365           $705,487          $722,228           $683,520
                                          --------------    ---------------    --------------    ---------------
Production costs                                481,886            447,129           454,623            470,374
Depreciation, depletion
   and amortization                              99,602             76,171           103,377            117,483
Administrative and general expense               37,283             38,159            40,553             48,514
Exploration expense                              27,541             21,347            17,457             27,798
Interest and other expense                       14,587             16,868            13,639             19,114
Write-downs and restructuring costs                                                   24,183            178,732
Income and mining tax expense (credit)           39,141             18,880            12,775             (2,889)
Minority interests                               15,998              8,917             3,127                230
                                          --------------    ---------------    --------------    ---------------
                                                716,038            627,471           669,734            859,356
                                          --------------    ---------------    --------------    ---------------

Income (loss) from continuing
   operations                                    30,327 (2)         78,016 (3)        52,494 (4)       (175,836)(5)
Income (loss) from discontinued
   operations
Extraordinary gain
Cumulative effect
                                          --------------    ---------------    --------------    ---------------
Net income (loss)                              $ 30,327 (2)       $ 78,016 (3)      $ 52,494 (4)      $(175,836)(5)
                                          ==============    ===============    ==============    ===============

PER SHARE
Income (loss) from
   continuing operations                       $   0.22 (2)       $   0.57 (3)      $   0.38 (4)      $   (1.31)(5)
Income (loss) from
   discontinued operations
Extraordinary gain
Cumulative effect
                                          --------------    ---------------    --------------    ---------------
Net income (loss)                              $   0.22 (2)       $   0.57 (3)      $   0.38 (4)      $   (1.31)(5)
                                          ==============    ===============    ==============    ===============
Dividends paid (Homestake only)                $   0.20           $  0.175          $   0.10          $    0.20
                                          ==============    ===============    ==============    ===============


                                                   1991               1990              1989               1988
                                          --------------    ---------------    --------------    ---------------

OPERATIONS
Revenues                                       $671,600           $793,660          $771,126           $520,708
                                          --------------    ---------------    --------------    ---------------
Production costs                                468,107            473,688           405,246            276,082
Depreciation, depletion and
   amortization                                 116,993            113,443           103,110             59,472
Administrative and general expense               47,405             50,631            44,641             38,674
Exploration expense                              47,440             50,695            49,394             47,952
Interest and other expense                       12,336             28,475            33,073             26,315
Write-downs and restructuring costs             185,987             32,600            44,963             28,163
Income and mining tax expense (credit)            5,582             40,267            56,195             25,702
Minority interests                               (4,494)              (350)             (266)             1,036
                                          --------------    ---------------    --------------    ---------------
                                                879,356            789,449           736,356            503,396
                                          --------------    ---------------    --------------    ---------------

Income (loss) from continuing operations       (207,756)(6)          4,211 (8)        34,770 (9)         17,312 (11)
Income (loss) from discontinued
   operations                                   (25,359)             7,979            31,667             15,558
Extraordinary gain                                                                     3,678 (10)
Cumulative effect                               (28,800)(7)                                               3,125 (12)
                                          --------------    ---------------    --------------    ---------------
Net income (loss)                             $(261,915)(6,7)     $ 12,190 (8)      $ 70,115 (9,10)    $ 35,995 (11,12)
                                          ==============    ===============    ==============    ===============

PER SHARE
Income (loss) from continuing operations      $   (1.57)(6)       $   0.02 (8)      $   0.28 (9)       $   0.14 (11)
Income (loss) from discontinued
   operations                                     (0.19)              0.06              0.25               0.13
Extraordinary gain                                                                      0.03 (10)
Cumulative effect                                 (0.22)(7)                                                0.02 (12)
                                          --------------    ---------------    --------------    ---------------
Net income (loss)                             $   (1.98)(6,7)     $   0.08 (8)      $   0.56 (9,10)    $   0.29 (11,12)
                                          ==============    ===============    ==============    ===============
Dividends paid (Homestake only)               $    0.20           $   0.20          $   0.20           $   0.20
                                          ==============    ===============    ==============    ===============


     (1) Eight-year selected data reflects the 1992 combination of Homestake and HCI accounted for as a pooling of interests, and accounts for Homestake's former interests in base metals, oil and gas, uranium and HCI's non-gold operations as discontinued operations.

     (2) Includes a gain of $1.4 million ($2.7 million pretax) or $0.01 per share on the sale of the Company's interest in the Torres silver mining complex.

     (3) Includes a gain of $12.6 million ($15.7 million pretax) or $0.09 per share on the sale of the Company's interest in the Dee mine and a gain of $11.2 million (no tax expense) or $0.08 per share on dilution of the Company's interest in Prime.

     (4) Includes expense of $12.8 million ($16.0 million pretax) or $0.09 per share for the write-down of oil assets at Main Pass 299 and expense of $6.8 million ($8.2 million pretax) or $0.05 per share for restructuring and business combination costs.

     (5) Includes expense of $117.7 million ($130.3 million pretax) or $0.87 per share for write-downs of certain mining properties and investments and expense of $32.3 million ($48.4 million pretax) or $0.24 per share for restructuring and business combination costs.

     (6) Includes expense of $165.5 million ($172.4 million pretax) or $1.25 per share for write-downs of certain mining properties and investments and expense of $7.8 million ($13.6 million pretax) or $0.06 per share for HCI's 1991 restructuring.

EIGHT-YEAR SELECTED DATA (1)

(Dollar amounts in thousands, except per share and per ounce amounts)

                                                         1995                 1994                  1993                  1992
                                               ----------------     ----------------     -----------------      ----------------
FINANCIAL POSITION
Cash and short-term investments                     $  212,373          $   205,180           $   134,719            $   71,064
Other current assets                                   156,344              137,619               103,491               108,288
Property, plant and equipment - net                    846,776              808,221               830,228               911,588
Other long-term assets                                 106,140               50,948                52,812                54,229
                                               ----------------     ----------------      ----------------      ----------------
Total assets                                        $1,321,633          $ 1,201,968           $ 1,121,250            $1,145,169
                                               ================     ================      ================      ================

Current liabilities                                 $   98,421          $    96,895           $   104,350            $  155,894
Long-term debt                                         185,000              185,000               189,191               205,174
Other long-term obligations                            120,418              110,719                93,674                88,002
Deferred income and mining taxes                       189,925              136,274               164,030               162,587
Minority interests (13)                                 92,012               84,310                54,761                68,074
Shareholders' equity                                   635,857              588,770               515,244               465,438
                                               ----------------     ----------------      ----------------      ----------------
Total liabilities and shareholdlers' equity         $1,321,633          $ 1,201,968           $ 1,121,250            $1,145,169
                                               ================     ================      ================      ================

RATIOS
Debt to equity                                              29%                  31%                   37%                   53%
Return on shareholders' equity                               5%                  14%                   11%                  (31)%

CAPITAL EXPENDITURES                                $   80,979          $    88,654           $    57,825           $    63,453

OPERATING STATISTICS
Gold production (thousands of ounces)                    1,877                1,696                 1,918                 1,912
Average gold price realized per ounce                     $386                 $384                  $359                  $348
Total cash costs per ounce                                $257                 $252                  $229                  $246

RESERVES
Gold (millions of ounces)                                 21.5                 17.9                  18.4                  17.3
Eskay Creek silver (millions of ounces)                   47.4                 51.5                  55.1
Sulphur (millions of long tons)                           11.4                 11.7                  11.0                  11.2

                                                          1991                 1990                  1989                  1988
                                               ----------------     ----------------      ----------------      ----------------
FINANCIAL POSITION
Cash and short-term investments                    $   164,353          $   332,690           $   323,501           $   295,538
Other current assets                                   137,217              295,843               209,998               172,936
Property, plant and equipment - net                    844,909              902,161               947,494               692,020
Other long-term assets                                 206,352              381,121               267,504               213,321
                                               ----------------     ----------------      ----------------      ----------------
Total assets                                       $ 1,352,831          $ 1,911,815           $ 1,748,497           $ 1,373,815
                                               ================     ================      ================      ================

Current liabilities                                $   191,145          $   205,863           $   145,325           $    95,926
Long-term debt                                         279,190              408,902               440,888               283,600
Other long-term obligations                             86,193               51,253                47,000                41,425
Deferred income and mining taxes                       100,797              108,681               114,828                61,663
Minority interests (13)                                 19,864               78,422                98,972                58,976
Shareholders' equity                                   675,642            1,058,694               901,484               832,225
                                               ----------------     ----------------      ----------------      ----------------
Total liabilities and shareholders' equity         $ 1,352,831          $ 1,911,815           $ 1,748,497           $ 1,373,815
                                               ================     ================      ================      ================

RATIOS
Debt to equity                                              52%                  48%                   51%                   37%
Return on shareholders' equity                             (30)%                  1%                    8%                    4%

CAPITAL EXPENDITURES                               $   166,458          $   139,352           $   266,279           $   281,040

OPERATING STATISTICS
Gold production (thousands of ounces)                    1,801                1,979                 1,738                 1,312
Average gold price realized per ounce                     $376                 $392                  $394                  $434
Total cash costs per ounce                                $269                 $247                  $246                  $262

RESERVES
Gold (millions of ounces)                                 18.5                 19.6                  20.6                  14.3
Eskay Creek silver (millions of ounces)
Sulphur (millions of long tons)                           11.2                 11.2

     (7)  Includes  expense of $28.8 million (no tax benefit) or $0.22 per share
          for  the   cumulative   effect  of  the  change  in   accounting   for
          postretirement benefits other than pensions.

     (8) Includes expense of $32.6 million (no tax benefit) or $0.25 per share for the write-down of the Company's investment in NAM.

     (9) Includes expense of $30.7 million ($45 million pretax) or $0.24 per share for write-downs of certain mining properties of HCI.

     (10) Includes an extraordinary gain of $3.7 million or $0.03 per share on the monetization of gold loans.

     (11) Includes expense of $28.2 million (no tax benefit) or $0.23 per share for write-downs of certain mining properties of HCI.

     (12) Includes income of $3.1 million or $0.02 per share from the cumulative effect of the change in accounting for income taxes.

     (13) Includes redeemable preference shares of wholly-owned subsidiaries of $15.9 million, $4.9 million, $46.1 million, $50.4 million and $48.9 million at December 31, 1992, 1991, 1990, 1989 and 1988, respectively.


APPENDIX 1: Description of Bar Charts in Management's Discussion and Analysis


Bar Chart A:
Chart depicting net income (dollars in millions) as follows:
     Year:                                      1995        1994        1993
                                        -------------------------------------
     Dollars:                                  $30.3       $78.0       $52.5

Bar Chart B:
Chart depicting gold and ore sales (dollars in millions) as follows:
     Year:                                      1995        1994        1993
                                        -------------------------------------
     Dollars:                                 $675.2      $629.2      $687.3

Bar Chart C:
Chart depicting gold production (ounces in millions) as follows:
     Year:                                      1995        1994        1993
                                       -------------------------------------
     Ounces:
        Homestake's Economic Interest:          1.63        1.59        1.76
        Minority Interest:                      0.25        0.09        0.09
        Operations Sold:                           -        0.02        0.07
                                       -------------------------------------
            Total                               1.88        1.70        1.92

Bar Chart D:
Chart depicting exploration expense (dollars in millions) as follows:
     Year:                                      1995        1994        1993
                                       -------------------------------------
     Dollars:
        United States:                         $12.8       $11.8       $11.1
        Canada:                                  2.8         2.4         1.9
        Australia:                               4.7         4.0         2.9
        Latin America and Other:                 7.2         3.1         1.6
                                       -------------------------------------
           Total                               $27.5       $21.3       $17.5

Bar Chart E:
Chart depicting cash and equivalents and short-term investments (dollars in millions) as follows:
     Year:                                      1995        1994        1993
                                        -------------------------------------
     Dollars:                                 $212.4      $205.2      $134.7

Bar Chart F:
Chart depicting cash provided by operations (dollars in millions) as follows:
     Year:                                      1995        1994        1993
                                        -------------------------------------
     Dollars:                                 $153.5      $133.7      $170.1