Form 10-K, Exhibit 13
period 1998-12-31
HOMESTAKE MINING CO /DE/
filed 1999-03-22
CIK 743872

EXHIBIT 13


Index to Exhibit 13:

Selected information from the 1998 Annual Report to Shareholders is incorporated by reference in the Form 10-K and such information is herewith filed electronically as Exhibit 13. Such selected information is listed below. Noted page references correspond to pagination in the 1998 Annual Report to Shareholders.

                                                           Annual Report Page
Management's Discussion and Analysis                         28-35

Consolidated Financial Statements                            36-40

Notes to Consolidated Financial Statements                   41-56

Report of Independent Auditors                               57

Management's Responsibility for Financial Reporting          57

Quarterly Selected Data                                      58

Five-Year Selected Data                                      59

Common Stock Price Range                                     59

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Unless specifically stated otherwise, the following information relates to amounts included in the consolidated financial statements, without reduction for minority interests. Homestake reports per ounce production costs in accordance with the "Gold Institute Production Cost Standard.")

On April 30, 1998 Homestake Mining Company ("Homestake" or the "Company") acquired 100% of Plutonic Resources Limited ("Plutonic"), a publicly-traded Australian gold producer, by issuing 64.4 million Homestake common shares. This business combination was accounted for as a pooling of interests, and accordingly, the Company's consolidated financial statements include Plutonic for all periods.

         On December 3, 1998 Homestake acquired the 49.4% of Prime Resources Group Inc. ("Prime") it did not already own by issuing 16.7 million Homestake common shares and 11.1 million Homestake Canada Inc. ("HCI") exchangeable shares. Each HCI exchangeable share is exchangeable for one Homestake common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars), and other rights as one Homestake common share. As a result of this transaction, which was accounted for as a purchase, Homestake owns 100% of Prime.

RESULTS OF OPERATIONS

Homestake recorded a net loss of $218.3 million or $1.02 per share during 1998 compared to a net loss of $230.6 million or $1.10 per share during 1997 and net income of $45.8 million or $0.22 per share during 1996. The 1998 loss includes write-downs and unusual items amounting to $195 million or $0.91 per share compared to write-downs and unusual items amounting to $159.2 million or $0.76 per share in 1997 and net nonrecurring income of $18.3 million or $0.08 per share in 1996.

         Excluding the effect of the write-downs and unusual items, Homestake incurred a net loss of $23.3 million or $0.11 per share in 1998 compared to a net loss of $71.4 million or $0.34 per share in 1997 and net earnings of $27.5 million or $0.14 per share in 1996. The reduced 1998 loss compared to 1997 was due to significantly lower per ounce cash costs, lower depreciation and exploration expenses and lower income taxes, partially offset by lower gold prices. The 1997 loss compared to net income in 1996 primarily was due to significantly lower gold prices, partially offset by higher gold production and lower per ounce cash costs.

      A summary of significant write-downs and unusual items in 1998, 1997 and 1996 follows:

Significant Write-downs and Unusual Items
(after tax in millions of dollars)                                     1998           1997         1996
-----------------------------------------------------------------------------------------------------------
Resource asset write-downs                                              $(120.6)       $(60.1)
Increase in the estimated accrual for remediation
    and reclamation expenditures                                          (36.0)        (21.5)
Plutonic business combination and
    integration costs                                                     (16.7)
Homestake mine restructuring charges                                       (5.9)
Write-down of Homestake's investment
    in the Main Pass 299 sulfur mine                                                    (84.9)
Gain on termination of Santa Fe merger                                                   47.2
Reduction in accrual of prior year income taxes                                                      $24.0
Write-downs of noncurrent investments                                      (7.6)        (45.7)        (8.3)
Other                                                                      (8.2)          5.8          2.6
-----------------------------------------------------------------------------------------------------------
                                                                        $(195.0)      $(159.2)       $18.3
===========================================================================================================

Gold Operations: The results of the Company's operations are affected significantly by the market price of gold. Gold prices are influenced by numerous factors over which the Company has no control. Homestake's current hedging policy provides for the use of forward sales contracts to hedge up to 30% of each of the following ten year's expected annual gold production, and up to 30% of each of the following five year's expected annual silver production, at prices in excess of certain targeted prices. The policy also provides for the use of combinations of put and call option contracts to establish minimum floor prices.

         During 1998, 1997 and 1996 the Company delivered or financially settled 358,000, 656,000 and 508,400 ounces of gold at average prices of $359, $421 and $474 per ounce, respectively, under forward sales contracts and delivered in 1998 an additional 900,000 ounces of gold at a price of $325 per ounce under option contracts. During 1998, the Company also closed out and financially settled one million ounces of its Australian dollar-denominated forward gold contracts. The $5 million gain realized on this transaction has been deferred and will be recorded in income as the originally designated production is sold. The Company's hedging activities increased revenues by approximately

$47 million, $25 million and $43 million in 1998, 1997 and 1996, respectively. The estimated fair value of the Company's gold and silver hedging position at December 31, 1998 was approximately $81 million.

         A significant portion of the Company's operations are located in Australia and Canada. The Company's profitability is impacted by fluctuations in these countries' currency exchange rates relative to the United States dollar. Under the Company's foreign currency protection program, the Company has entered into a series of foreign currency option contracts which establish trading ranges within which the United States dollar may be exchanged for Australian and Canadian dollars. The average Canadian/U.S. dollar exchange rate decreased from $0.7331 in 1996 to $0.7224 in 1997 and to $0.6748 in 1998, and the average
Australian/U.S. dollar exchange rate decreased from $0.7834 in 1996 to $0.7442 in 1997 and to $0.6297 in 1998. As a result, the Company recorded foreign currency losses of $34.3 million and $28.5 million during 1998 and 1997, respectively, under this program compared to a foreign currency gain of $1.6 million during 1996. At December 31, 1998 the Company had net unrealized losses of $24 million on open contracts under this program.

         See notes 2 and 20 to the consolidated financial statements for additional information regarding the Company's hedging programs and the future adoption of Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities".

         Revenues from gold, ore and concentrate sales totaled $782.2 million during 1998 compared to revenues of $863.6 million in 1997 and $921.7 million in 1996. The decrease in revenues in 1998 from 1997 primarily is due to lower gold prices. The decrease in revenues in 1997 from 1996 is due to lower gold prices, partially offset by higher production. During 1998, the Company realized an average price of $312 per gold equivalent ounce compared to $353 per gold equivalent ounce in 1997 and $406 per gold equivalent ounce in 1996. Gold equivalent production totaled 2,531,700 ounces during 1998 compared to 2,528,900 ounces during 1997 and 2,417,900 ounces during 1996.

Consolidated Production Costs per Ounce
(per ounce of gold)                                                 1998               1997            1996
------------------------------------------------------------------------------------------------------------
Direct mining costs                                                 $185               $222            $244
Deferred stripping adjustments                                         1                  5               1
Costs of third-party smelters                                         12                 14              14
Other                                                                                     1              (4)
------------------------------------------------------------------------------------------------------------
   Cash Operating Costs                                              198                242             255
Royalties                                                              3                  3               4
Production taxes                                                       1                  1               2
------------------------------------------------------------------------------------------------------------
   Total Cash Costs                                                  202                246             261
Depreciation and amortizaton                                          50                 54              57
Reclamation                                                            6                  3               5
------------------------------------------------------------------------------------------------------------
   Total Production Costs                                           $258               $303            $323
============================================================================================================

         Homestake's reported consolidated cash cost per gold equivalent ounce was $202 during 1998 compared to $246 and $261 during 1997 and 1996, respectively. The lower cash cost per ounce in 1998 reflects the effect of the Company's cost containment efforts, weaker Australian and Canadian currencies, the impact of initial production at the low-cost Ruby Hill mine, higher production at the low-cost Eskay Creek mine and a decrease in production at the high-cost Homestake mine. Cash costs per ounce decreased during 1997 compared to 1996 primarily due to a weaker Australian dollar, higher production at the Kalgoorlie, Plutonic and Lawlers operations, higher shipments and higher grades at the Eskay Creek mine and higher production at the Round Mountain mine, partially offset by lower grades at the Williams and David Bell mines.

         Homestake's total noncash cost per equivalent ounce was $56 during 1998 compared to $57 and $62 per ounce during 1997 and 1996, respectively. The decrease in noncash costs in 1997 from 1996 primarily was due to reserve expansions at the Eskay Creek and Snip mines. In 1999, noncash costs per ounce are expected to remain at current levels as the additional depreciation charges resulting from the acquisition of the Prime minority interests will be offset by reduced depreciation charges following the resource asset write-downs recorded at September 30, 1998.

Reconciliation of Total Cash Costs per Ounce to Financial Statements
(millions of dollars, except per ounce amounts)                              1998          1997         1996
-------------------------------------------------------------------------------------------------------------
Production Costs per Financial Statements                                  $537.3        $627.6       $615.5
Costs not included in Homestake's
   production costs:
    Costs of third-party smelters (a)                                        32.4          34.5         33.1
    Production costs of consolidated joint ventures                          (4.6)         (3.3)
    Production costs of equity-accounted investments                          1.9           1.9         12.9
Sulfur and oil production costs                                             (24.2)        (25.4)       (23.2)
Reclamation accruals                                                        (13.4)         (9.0)       (11.3)
By-product silver revenues                                                   (3.1)         (2.6)        (3.1)
Inventory movements and other                                               (13.8)         (6.4)         6.8
-------------------------------------------------------------------------------------------------------------
Production Costs for Per Ounce Calculation                                $ 512.5       $ 617.3       $630.7
-------------------------------------------------------------------------------------------------------------
Ounces Produced during the Year (in thousands)                              2,532         2,529 (b)    2,418
-------------------------------------------------------------------------------------------------------------
Total Cash Costs Per Ounce                                                  $ 202         $ 246        $ 261
=============================================================================================================

a. Eskay Creek sells ore and concentrates containing gold and silver directly to third-party smelters. For comparison purposes, cash operating costs per ounce include estimated third-party costs incurred by smelters and others to produce marketable gold and silver.
b. Includes 16,600 ounces produced at the Ruby Hill mine during 1997, prior to commercial production, which are excluded from the cost per ounce calculation.

United States

United States gold production of 691,500 ounces at a cash cost of $221 per ounce during 1998 compares to production of 702,800 ounces at a cash cost of $286 per ounce during 1997 and 732,100 ounces at a cash cost of $283 per ounce during 1996. The slight decrease in production and significant decrease in costs during 1998 primarily reflects lower production at the Homestake mine in South Dakota and initial production from the new Ruby Hill mine in Nevada.

         In January 1998, the Company began a major restructuring of underground operations at the Homestake mine to reduce operating costs. The new mine plan, which involved a workforce reduction of 450 employees, is designed to improve the grade of ore recovered through the increased use of mechanized cut-and-fill mining methods. Following an additional capital investment of approximately $30 million, the new plan contemplates annual gold production from the underground operations of 150,000 to 180,000 ounces of gold at a cash cost of $280 per ounce. The decision to proceed with the capital expenditure program will be made during the first half of 1999. Homestake mine production decreased to 277,400 ounces at a cash cost of $249 per ounce in 1998 from 397,300 ounces at a cash cost of $310 per ounce during 1997 and 407,300 ounces at a cash cost of $304 during 1996. The lower production and decrease in cash costs during 1998 reflects a decrease in the production levels in the higher-cost, higher-grade underground operations and an increase in the rate of processing the lower-cost, lower-grade Open Cut ore. Mining at the Open Cut was completed in September 1998 and the processing of remaining stockpiled ore will be completed during the second quarter of 1999.

         The Ruby Hill mine, which commenced commercial production effective January 1, 1998, produced 116,500 ounces of gold in 1998 at a cash cost of $122 per ounce. Production from the mine exceeded expectations in 1998 due to higher ore grades.

         Production at the McLaughlin mine in northern California totaled 128,700 ounces in 1998 compared to 118,500 ounces during 1997 and 185,500 ounces during 1996. In June 1996, mining operations were completed and the autoclaves were shut down as the orebody was depleted. Through 2002, lower-grade stockpiled ore will be processed through a conventional carbon-in-pulp circuit. Cash costs during 1998 were $219 per ounce compared to $254 per ounce during 1997 and $250 per ounce in 1996. The decrease in cash costs per ounce during 1998 is due to higher grades and cost containment measures. Production is expected to decrease and cash costs per ounce are expected to increase during 1999, as the higher-grade portion of the remaining stockpiles will be consumed by mid-1999.

Canada

Canadian gold production of 890,400 equivalent ounces at a cash cost of $166 per ounce during 1998 compares to production of 835,400 equivalent ounces at a cash cost of $186 per ounce during 1997 and 858,900 equivalent ounces at a cash cost of $200 per ounce during 1996. The increase in production and decrease in costs during 1998 primarily reflects higher production at the Eskay Creek mine in British Columbia and a weaker Canadian dollar, partially offset by lower production at the Hemlo mining camp in Ontario and at the Snip mine in British Columbia.

         Production at the Eskay Creek mine, consisting of payable gold and silver in ore and concentrates sold, increased to 504,800 equivalent ounces of gold during 1998 from 417,300 and 372,300 equivalent ounces in 1997 and 1996, respectively. Cash costs per equivalent ounce, including third-party smelter costs, decreased to $133 during 1998 from $157 per equivalent ounce during 1997 and $170 per equivalent ounce during 1996. The increase in 1998 production primarily is due to the new gravity/flotation mill commissioned in December 1997, which produced concentrates containing 107,300 equivalent ounces of gold, and the effect of a lower gold/silver equivalency. Eskay Creek silver production is converted to gold equivalent production using the ratio of the gold market price to the silver market price. During 1998, the Company converted silver to gold using an equivalency factor of 52.6 ounces of silver equals one ounce of gold production compared to equivalency factors of 68.2 ounces and 74.9 ounces of silver equals one ounce of gold production in 1997 and 1996, respectively. Cash costs per equivalent ounce declined in 1998 due to the lower-cost production from the mill and the weaker Canadian dollar. The lower 1997 costs per ounce compared to 1996 primarily were a result of increased ore sales, higher gold grades, productivity improvements, and a decrease in the gold/silver equivalency ratio, partially offset by lower silver grades.

         The Company's share of gold production from the Williams mine in the Hemlo mining camp amounted to 195,200 ounces at a cash cost of $217 per ounce during 1998 compared to 201,100 ounces at a cash cost of $229 per ounce during 1997 and 205,500 ounces at a cash cost of $222 per ounce during 1996. The production decreases in 1998 and 1997 were due to declines in ore grades, partially offset by increased throughput. The Company's share of production at the David Bell mine, also in the Hemlo mining camp, amounted to 79,800 ounces at a cash cost of $200 per ounce during 1998 compared to production of 90,000 ounces at a cash cost of $194 per ounce during 1997 and 97,700 ounces at a cash cost of $172 per ounce during 1996. The decline in production in 1998 is due to lower ore grades as the grade of ore mined more closely approximates the remaining average reserve grade. The decrease in production during 1997 from 1996 was due to lower ore grades, partially offset by higher throughput. Operation of the David Bell mill is expected to be discontinued in the third quarter of 1999 and ore from both the Williams and David Bell mines will be processed at the lower-cost Williams mill.

         Production from the Snip mine decreased to 99,300 ounces at a cash cost of $205 per ounce during 1998 from 115,600 ounces at a cash cost of $213 per ounce during 1997 and 101,800 ounces at a cash cost of $190 per ounce during 1996. Production in 1998 decreased primarily due to lower grade. Production increased in 1997 compared to 1996 due to Homestake's April 1996 purchase of an additional 60% interest in the mine, partially offset by a decrease in total tonnage milled. This operation is expected to complete mining of the existing ore reserves and commence decommissioning and final reclamation in the second quarter of 1999.

Australia

Western Australian gold production of 925,700 ounces at a cash cost of $224 per ounce during 1998 compares to production of 974,300 ounces at a cash cost of $269 per ounce during 1997 and 818,600 ounces at a cash cost of $305 per ounce during 1996. The decrease in production during 1998 primarily reflects lower production at the Kalgoorlie and Plutonic operations, partially offset by higher production at the Lawlers and Darlot mines. The increase in production during 1997 from 1996 primarily reflects higher production at the Kalgoorlie, Plutonic and Lawlers operations. The decreases in cash costs per ounce during 1998 and 1997 primarily are due to the weaker Australian dollar and productivity improvements.

         Homestake's share of production from the Kalgoorlie operations totaled 390,200 ounces at a cash cost of $229 per ounce during 1998 compared to 425,900 ounces at a cash cost of $259 per ounce during 1997 and 368,800 ounces at a cash cost of $291 per ounce during 1996. The decrease in production in 1998 primarily is due to lower Fimiston mill throughput and a decrease in production at the Mt Charlotte mine. The increase in production during 1997 from 1996 reflects higher mill throughput, ore grades and recoveries. The decrease in cash costs in 1998 primarily reflects the weaker Australian dollar. The decrease in cash costs in 1997 from 1996 reflects higher production, the installation of a recycle crusher at the Fimiston mill, and a weakening of the Australian dollar.

         In June 1998, structural cracks were detected in the SAG mill ring gear of the Fimiston mill. Temporary repairs were made and operation of the SAG mill currently is being limited to 90% of rated power in order to minimize stress on the gear. A temporary replacement gear was fabricated and will be available for use as an emergency spare. A permanent replacement is expected to be available in May 1999. The underwriters of Homestake's property and business interruption insurance policies have acknowledged liability and the extent of the ultimate recovery is now being determined. Homestake recorded a reduction of $0.6 million in 1998 operating costs for its share of insurance proceeds pertaining to business interruption coverage related to 1998 operations. Further business interruption insurance proceeds related to 1999 operations are expected and will be offset against 1999 operating costs. In January 1999, Homestake and its 50% joint venture partner Normandy Mining Ltd. ("Normandy") announced that they had reached agreement with the current open-pit mining contractor to progressively transfer mining operations to Kalgoorlie Consolidated Gold Mines Pty Ltd over the next 12 months. Homestake's share of the total cost of the conversion project including the mining fleet acquisition is estimated to be $33.6 million. Once full conversion to owner mining is completed, Homestake expects Super Pit cash costs to be reduced by approximately $26 per ounce.

         During 1998, Homestake and Normandy announced a revised operating plan at the Mt Charlotte mine. The mine has experienced a downturn in economic performance and an increased level of ground movement. The new plan provides for a restricted level of mining activity in low-risk areas of the mine until approximately the fourth quarter of 1999. Performance of the mine will be monitored to determine whether the operation will continue beyond that period.

         Production at the Plutonic mine totaled 255,500 ounces in 1998 compared to 274,600 ounces in 1997 and 183,700 ounces in 1996. The decrease in production in 1998 from 1997 primarily is due to lower ore grades and lower mill throughput as the mine changes from an open pit to an underground mining operation. The increase in 1997 production primarily is due to an increase in throughput following an expansion of the mill in late 1996. During 1998, ore sourced from the underground operations provided 41% of total production compared to 26% in 1997 and 22% in 1996. Cash costs of $226 per ounce in 1998 compare to $234 per ounce in 1997 and $276 per ounce during 1996. Cash costs in 1998 decreased due to the weakening of the Australian dollar. In Australian dollars, cash costs per ounce increased by 5% in 1998 due to the lower production.

         Production at the Darlot mine increased to 77,500 ounces in 1998 compared to 65,200 ounces in 1997 and 62,800 ounces in 1996. The increase in production in 1998 was due to higher throughput and initial mining in the new higher-grade Centenary underground orebody. Cash costs of $250 per ounce in 1998 compare to $320 per ounce in 1997 and $345 per ounce during 1996. The lower cash costs per ounce primarily are due to the higher production and the weakening of the Australian dollar. Production from the higher-grade Centenary orebody is expected to increase through 1999 while in-fill drilling and ore block development continues.

         Production at the Lawlers mine increased to 126,400 ounces in 1998 from 87,500 and 50,600 ounces during 1997 and 1996, respectively. The increase in production in 1998 was due to higher grades and increased throughput, primarily from the New Holland and Fairyland deposits. Production increased in 1997 from 1996 primarily due to higher-grade ore sourced from the New Holland pit. The weaker Australian dollar and higher production in conjunction with successful cost reduction efforts reduced cash costs to $181 per ounce in 1998 from $260 per ounce in 1997 and $417 per ounce in 1996. Open-pit mining was completed in October 1998. All production in 1999 is expected to be from the underground operations.

         During 1998, mining operations were completed at the 80%-owned Mt Morgans mine and at the 66.7%-owned Peak Hill mine. Processing of lower-grade stockpiles continued at the Mt Morgans mine until November 1998 and is expected to continue at the Peak Hill mine until October 1999. During 1998, the Company's share of production at the Mt Morgans mine decreased to 52,400 ounces at a cash cost of $213 per ounce, and the Company's share of production at the Peak Hill mine decreased to 23,800 ounces at a cash cost of $280 per ounce. Homestake is continuing active exploration in the vicinity of these properties.

Main Pass 299: The Company has a 16.7% undivided interest in the Main Pass 299 sulfur mine and oil recovery operations in the Gulf of Mexico. During 1998, lower sales prices, reduced sales volumes and higher operating costs for both sulfur and oil operations resulted in Homestake recording a Main Pass 299 operating loss of $5.3 million compared to an operating loss of $3.6 million during 1997 and an operating profit of $1.3 million in 1996. In late September 1998, all Main Pass 299 drilling and production operations were shut down for three days in response to adverse weather conditions caused by a hurricane. The shutdown caused nine previously producing sulfur wells to require redrilling. As a result, production levels were lower and unit production costs increased during the fourth quarter of 1998 and are expected to continue to be higher in the first half of 1999.

         During 1997, due to a prolonged period of low sulfur prices and Homestake's assessment of estimated future cash flows from sulfur operations, the Company recorded a write-down of $107.8 million in its investment in Main Pass 299. As a result of this write-down, the Company's carrying value of the Main Pass 299 sulfur property, plant and equipment was reduced to zero at September 30, 1997.

Other income (loss) of $(24.7) million in 1998 compares to $63.6 million in 1997 and $25.6 million in 1996. Other income in 1998 and 1997 includes foreign currency exchange losses of $40 million and $34.1 million, respectively, reflecting significant weakening of both the Canadian and Australian currencies in relation to the United States dollar. Other income in 1998 also includes gains on sales of investments of $5.3 million. Other income in 1997 also includes a gain of $62.9 million related to the fee received on termination of the merger with Santa Fe Pacific Gold Corporation ("Santa Fe"), income of $10.4 million related to an agreement to sell a right to cancel the Company's option to acquire shares of Great Central Mines Limited ("Great Central"), and a gain of $13.5 million from the sale of the George Lake and Back River joint venture interests. Other income in 1996 includes a gain of $7.9 million on the sale of an investment in Eagle Mining Corporation NL ("Eagle Mining"), income of $4.7 million on the execution of the agreement to cancel the Company's option to acquire shares of Great Central, and $8.9 million of foreign exchange losses, primarily on Canadian dollar denominated advances to HCI.

Depreciation, depletion and amortization of $139.4 million during 1998 compares to $162.8 million during 1997 and $151.9 million during 1996. Depreciation expense decreased in 1998 from 1997 following the asset write-downs recorded in 1997 and 1998. The increase in depreciation in 1997 from 1996 reflects higher production, partially offset by reserve expansions at the Eskay Creek and Snip mines.

Exploration expense of $55.3 million in 1998 compares to $65.2 million in 1997 and $67.4 million in 1996. During 1998, the Company continued to concentrate its exploration efforts in and around its existing operations. Significant expenditures were made in Western Australia around the operations acquired as part of the Plutonic acquisition and resulted in the discovery of additional reserves and mineralized zones at the Lawlers mine. In addition, mineralized zones have been identified at the Just-In-Case prospect near the Mt Morgans mine and at the Mt Goode nickel prospect owned by Lachlan Resources NL ("Lachlan"), an 81%-owned subsidiary of the Company acquired as part of the Plutonic acquisition. Significant expenditures also were made at the Eskay Creek and Ruby Hill mines, the Pinson mine in Nevada and at the Jeronimo project in Chile. The Company currently plans to spend approximately $45 million on exploration activities during 1999.

Resource asset write-downs: During 1998, due to the continuing low-gold price environment, the Company reviewed the carrying values of its gold mining operations using a $325 per ounce gold price. As a result of this review, the Company determined that impairment existed and that write-downs were required to reduce the carrying values of several of its assets or operations. Based on estimated future cash flows, the Company did not expect to recover its remaining investments in property, plant and equipment at the Homestake and Mt Charlotte mines. Accordingly, the Company recorded write-downs of $76.1 million and $38.4 million reducing the remaining carrying values of property, plant and equipment at the Homestake and Mt Charlotte mines, respectively, to zero. The Company also recorded write-downs of $26.9 million related to other mineral properties, including $19.4 million related to mineral properties owned by Lachlan.

         In 1997, the Company reviewed the carrying values of its gold mining operations using a $350 per ounce gold price at its long-lived operations and $325 per ounce gold price at its short-lived operations. As a result of that review, the Company determined that impairment existed and that write-downs were required to reduce the carrying values of several of its assets or operations with short remaining lives, including the Mt Morgans and Peak Hill mines, the Pinson mine, the Homestake mine's Open Cut, low-grade stockpiled ore and exploration properties at certain locations in Western Australia and redundant mining equipment at the Kalgoorlie operations.

Environmental: During 1998, the Company recorded a provision for estimated additional remediation and related reclamation costs at the Homestake mine of $35 million. The recognition of this liability was caused by the findings of an environmental audit and changes in the operation's mining plans.

         The Company's estimates of its remediation and reclamation obligations are based on currently available facts, existing technology and presently enacted laws and regulations. The Company regularly reviews these obligations. However, it is reasonably possible that as reclamation plans and associated cost estimates change, the Company's remediation and reclamation liability could change significantly.

Income and mining taxes: Homestake's income and mining tax rate was 5.7% during 1998 compared to 7.9% and 27.4% during 1997 and 1996, respectively. The geographic mix of pretax income and losses dramatically impacts the overall effective tax rate. During 1998, the Company had pretax income of $38.1 million in Canada, and pretax losses of $163.4 million and $94.9 million in the United States and Australia, respectively. In addition, the Company had pretax losses of $8 million in foreign jurisdictions other than Canada and Australia ("Other Foreign"). Homestake incurred a tax expense of $15.8 million on Canadian income, and a tax benefit of $28.9 million on Australian losses resulting in a net consolidated tax benefit of $13.1 million. In 1998, no tax benefit was recognized on losses incurred in the United States and Other Foreign jurisdictions due to the uncertainty of their realization.

         The Canadian statutory tax rate, including federal and provincial income tax and mining tax is approximately 49.2%. The Company's effective Canadian tax rate in 1998 was 41.7%, primarily reflecting the realization of a reduction in prior years' income tax accruals for certain contingencies that were favorably resolved. The Company's effective Australian tax rate was 30.5% in 1998 versus the statutory rate of 36% due to nondeductible expenses, which reduced the loss for tax purposes. The statutory tax rate in the United States is 35%. However, when the Company does pay tax, it is generally subject to the 20% Alternative Minimum Tax. The effective U.S. tax rate was zero in 1998 reflecting the increase in valuation allowances discussed below. In addition, no tax benefit was recorded for Other Foreign losses, due to the uncertainty of their realization.

         At December 31, 1998 and 1997 the Company had valuation allowances related to its deferred tax assets of $207.2 million and $107.9 million, respectively. Based on current projections of taxable income in United States and Other Foreign jurisdictions, Homestake does not expect to realize a benefit from these tax assets. In addition, there currently is not a strategy that would result in the realization of the Australian deferred tax assets. While circumstances could occur which would permit the Company to realize these benefits in the future, the Company's current projections indicate that it is more likely than not that these deferred tax assets will not be realized.

Minority interests: Income allocable to minority interests in consolidated subsidiaries amounted to $3.2 million in 1998 compared to $4 million in 1997 and $13.3 million in 1996. The decrease in income allocable to minority interests in 1998 from 1997 primarily is attributable to the minority interests' share of the Lachlan mineral property write-downs. The decrease in income allocable to minority interests in 1997 from 1996 is due to reduced earnings from the Eskay Creek and Snip mines, and increases in exploration expenditures incurred by Lachlan and the Company's 51%-owned subsidiary, Agua de la Falda S.A.

LIQUIDITY AND CAPITAL RESOURCES

During 1998, Homestake's cash and equivalents and short-term investment balances increased by $34.1 million to $299.4 million. Net cash provided by operations in 1998 amounted to $119.9 million compared to $160 million and $182.2 million in 1997 and 1996, respectively. The decrease in cash provided by operations during 1998 primarily is due to lower gold prices and the inclusion in 1997 of the $65 million fee received on termination of the merger with Santa Fe.

         In July 1998, the Company entered into a new United States/Canadian/Australian cross-border credit facility providing a total availability of $430 million. The new facility replaced the Company's $275 million cross-border credit facility and Plutonic's A$400 million syndicated credit facility. The new facility is available through July 14, 2003 and provides for borrowings in United States, Canadian, or Australian dollars, or gold, or a combination of these. At December 31, 1998 Australian dollar-denominated borrowings of $142.4 million (A$233 million) were outstanding. Under the new facility, the Company pays a commitment fee on the unused portion of this facility ranging from 0.15% to 0.35% per annum, depending upon rating agencies' ratings for the Company's senior debt. The new credit agreement requires, amongst other provisions, a minimum consolidated net worth, as defined in the agreement

(primarily shareholders' equity plus the amount of all noncash write-downs made after December 31, 1997), of $500 million. Interest on the Australian dollar borrowings under the new facility is payable quarterly based on the Australian Bank Bill Swap Rate plus a margin of up to 1.125%. At December 31, 1998 this interest rate was 5.95%.

         The Company has $150 million of 5.5% convertible subordinated notes outstanding which mature on June 23, 2000. Interest on the notes is payable semiannually in June and December. The notes are convertible into the Company's common shares at a rate of $23.06 per common share and are redeemable by the Company in whole at any time. The Company expects to refinance these notes prior to their maturity.

         In July 1997, Lawrence County, South Dakota issued $30 million of South Dakota Solid Waste Disposal Revenue Bonds ("Waste Disposal Bonds") and $18 million of South Dakota Pollution Control Refunding Revenue Bonds, both of which are due in 2032. The Company is responsible for funding principal and interest payments on these bonds. Due to a reduction in the size of the Homestake mine tailings project, the Company has notified the trustee that it will redeem $10 million of the Waste Disposal Bonds in March 1999 out of the funds held in trust. See note 13 to the Consolidated Financial Statements for further information on the Company's long-term debt.

         The acquisition of the Prime minority interests was accounted for as a purchase. Based upon the total purchase price of $321.8 million (including $4 million of capitalized direct acquisition costs), the excess of the purchase price paid over the net book value of the minority interests acquired was $224 million of which $174 million ($259.6 million including an increase related to deferred taxes) was allocated to the Eskay Creek mine's ore reserves and $50 million ($74.6 million including an increase related to deferred taxes) was allocated to the Eskay Creek exploration properties.

         In February 1997, Homestake completed the sale of its interests in the George Lake and Back River joint ventures in Canada to Kit Resources Corporation ("Kit") for $9.3 million in cash and 3.6 million shares of Kit common stock. As a result of this transaction, the Company recorded a pretax gain of $13.5 million.

         In November 1997, Homestake purchased a 20% interest in Navan Bulgarian Mining BV ("Navan BV"), a wholly-owned subsidiary of Navan Resources plc, for $12 million. In September 1998, Homestake completed its evaluation of Navan BV's Chelopech project and concluded that the project did not warrant Homestake's participation and therefore terminated its participation in Navan BV. Navan BV returned approximately $11 million of Homestake's investment.

         In 1996, the Company paid $51.4 million to purchase the disproportionate sharing arrangement covering gold production from a portion of the Super Pit and now shares equally with Normandy in all gold produced at the Kalgoorlie operations.

         In 1996, Lachlan acquired 90.7% of Archaean Gold NL ("Archaean") for $36.8 million. In 1997, Lachlan acquired the remaining interest in Archaean. This acquisition, which was accounted for as a purchase, was funded by a $33.2 million (A$50.9 million) loan from the Company to Lachlan. In May 1998, Lachlan repaid this loan by issuing additional shares to the Company, which increased the Company's interest in Lachlan from 62.1% to 81.2%.

         In 1995, the Company provided Edensor Nominees Pty, Ltd. ("Edensor") with a loan facility for up to $37 million (A$50 million) and was granted an option to acquire 19.9% of the issued capital of Great Central in consideration for this loan. In 1996, the Company sold a right to cancel this option. The Company received $4.7 million in 1996 and $10.4 million in 1997 in respect to the cancellation of the Company's option. Borrowings by Edensor under the loan facility were repaid to the Company in 1997 and the loan facility was cancelled.

         During the fourth quarter of 1995 and the first quarter of 1996, Homestake acquired the 18.5% of HGAL it did not already own. The total purchase price was $164.9 million, including $141.7 million for 8.5 million newly issued shares of the Company, $19.5 million in cash and $3.7 million of transaction expenses.

         In October 1995, the Company acquired most of Dominion Mining Limited's ("Dominion") gold assets. As part of its agreement with Dominion, the Company offered Dominion shareholders the opportunity to subscribe for shares of the Company instead of receiving a return of Dominion capital. As a result, 2.3 million shares of the Company were issued to Dominion shareholders in January 1996 for consideration of $32.1 million.

         Capital expenditures of $73.3 million in 1998 include $11.2 million and $8 million at the Plutonic and Darlot mines, respectively, primarily for underground development work, $6 million at the Round Mountain mine for construction of new shops and other facilities, $12.7 million at the Homestake mine for underground operations, $7.3 million at the Kalgoorlie operations primarily to increase the flotation capacity at the Fimiston mill and complete a decline from surface and a ventilation raise at the Mt Charlotte mine. The remaining expenditures primarily were for replacement capital to maintain existing production capacity.

         In addition to sustaining capital, planned capital expenditures of approximately $124 million during 1999 include $46 million at the Super Pit primarily to purchase equipment for owner mining and to upgrade the Fimiston mill flotation circuit, $20 million, $16 million and $9 million at the Darlot, Plutonic, and Lawlers mines, respectively, primarily for underground development, and $11 million at the Homestake mine related to the restructuring of the underground operations.

         During 1997, Homestake reduced its dividend rate to semiannual payments of $0.05 each.

         The Company paid cash income and mining taxes (net of tax refunds) of $22.6 million in 1998 compared to $66.2 million and $15.9 million in 1997 and 1996, respectively. The 1998 net payments include $9 million of net refunds for 1997 and earlier years and $31.6 million of Canadian estimated payments for the 1998 tax year. The decrease in net cash tax payments is due to refunds of prior years' tax payments in the United States. In addition, Canadian cash tax payments were lower in 1998 compared to 1997 due to the timing of estimated tax payments.


Year 2000 Compliance

The Company has completed a review of its computer-based information systems and has developed a plan to ensure that all of these systems will be Year 2000 compliant. With the exception of certain of the financial systems the Company acquired as part of the recent acquisition of Plutonic, Year 2000 compliant upgrades for the Company's core financial systems have been installed and tested. The non-compliant Plutonic financial systems and all other Company information systems hardware and software will be brought into compliance by mid-1999.

         The Company currently is in the process of identifying all microprocessor-controlled devices, including process-monitoring systems, in use at its operating locations to determine whether they are Year 2000 compliant. The identification phase is due to be completed by April 1999. The Company will upgrade systems and/or develop contingency plans based on this review. In addition, the Company is monitoring similar Year 2000 related activities at its joint venture operations where it is not the operator. A Year 2000 related microprocessor problem that is not identified or remedied at an operating location potentially could result in a production disruption at that location.

         The Company's total expenditures for the above Year 2000 activities are expected to be approximately $1.5 million and should not adversely impact other information system initiatives. Year 2000 expenditures during 1998 were approximately $0.8 million.

         The Company currently is surveying all major suppliers and customers to assess their Year 2000 compliance and, where practical, will make specific contingency plans based on the results of this survey. The greatest risk to the Company in this regard would be interruption in the supply of power, fuel and/or water to certain of its operating locations. A disruption in the supply of any of these utilities could significantly hamper or curtail production at an operating location until service is restored. A disruption in the supply of other services or supplies at an operating location potentially could result in a production disruption at that location.

         The Company's principal customers are major financial institutions. Because of government mandated Year 2000 compliance programs in that industry, the Company expects that their core financial operating systems will be Year 2000 compliant, and that there will be no significant disruption in the Company's ability to sell its gold production.

         Homestake will develop contingency plans if and when determined necessary based on its compliance efforts.

         The foregoing Year 2000 disclosures are based on Homestake's current expectations, estimates and projections. Because of uncertainties, the actual effects of the Year 2000 issues on Homestake may be different from the Company's current assessment. Factors, many of which are outside the control of the Company, that could affect Homestake's ability to be Year 2000 compliant by the end of 1999 include the failure of customers, suppliers, governmental entities and others to achieve compliance, and Homestake's inability or failure to identify all critical Year 2000 issues or to develop appropriate contingency plans for all Year 2000 issues that ultimately may arise.

Cautionary Statement Under the Private Securities Litigation Reform Act

This report contains forward-looking statements that are based on management's expectations and assumptions. They include statements preceded by the words "believe," "estimate," "expect," "intend," "will," and similar expressions, and estimates of reserves, future production and mine life, costs per ounce, reclamation and remediation costs, dates of construction completion, costs of capital projects and commencement of operations, exploration costs and taxes. Actual results may differ materially from expectations.

         Among the important factors that could cause actual results to differ materially are the following. Reserve estimation is an interpretive process based on drilling results and past experience as well as estimates of ore characteristics and mining dilution, prices, costs of mining and processing, capital expenditures and many other factors. Actual quality and characteristics of ore deposits cannot be known until ore is actually mined. Reserves change over time to reflect actual experience. Grades of ore processed at any time also may vary from reserve estimates due to geologic variations within areas mined. Production and mine lives may vary from estimates for particular properties and for the Company as a whole because of changes in reserves, variation in ore mined from estimated grade and metallurgical characteristics, unexpected ground conditions, mining dilution, labor actions, and government restrictions. Cash costs may vary due to changes from reserve and production estimates, unexpected mining conditions, and changes in estimated costs of equipment, supplies, utilities, labor costs and exchange rates. Noncash costs estimates, based on total capital costs and reserve estimates, change based on actual amounts of unamortized capital, changes in estimates of final reclamation, and changes in reserves. Reclamation and remediation cost estimates are based on existing and expected legal requirements, past experience, cost estimates by the Company and others, and expectations regarding government action and time for government agencies to act, all of which change over time and require periodic reevaluation. Capital cost estimates are based on operating experience, expected production, estimates by and contract terms with third-party suppliers, expected legal requirements, feasibility reports by Company personnel and others, and other factors. Factors involved in estimated time for completion of projects include the Company's experience in completing capital projects, estimates by and contract terms with contractors, engineers, suppliers and others involved in design and construction of projects, and estimated time for the government to process applications, issue permits and take other actions. Changes in any factor may cause costs and time for completion to vary significantly from estimates. There is a greater likelihood of variation for properties and facilities not yet in production due to lack of actual experience. Exploration cost estimates are based on past experience, estimated levels of future activity and assumptions regarding results on a particular property and change based on actual exploration results (increasing or decreasing expenditures), changed conditions and property acquisitions and dispositions. Tax estimates reflect expectations regarding geographic sources of income, locations of expenditures and expected tax rates in each jurisdiction, and change as the mix of income, expenditures and tax rates change.

                   Homestake Mining Company and Subsidiaries
                      Statements of Consolidated Operations
                    (In thousands, except per share amounts)


For the years ended December 31, 1998, 1997 and 1996                        1998                  1997                1996
---------------------------------------------------------------------------------------------------------------------------
Revenues
    Gold and ore sales                                              $    782,159           $   863,628          $  921,685
    Sulfur and oil sales                                                  20,975                26,821              30,749
    Interest income                                                       19,383                17,320              20,392
    Other income (loss) (note 4)                                         (24,740)               63,646              25,620
---------------------------------------------------------------------------------------------------------------------------
                                                                         797,777               971,415             998,446
---------------------------------------------------------------------------------------------------------------------------

Costs and Expenses
    Production costs                                                     537,291               627,639             615,491
    Depreciation, depletion and amortization                             139,371               162,781             151,852
    Administrative and general expense                                    46,214                48,905              48,664
    Exploration expense                                                   55,345                65,238              67,363
    Interest expense                                                      20,884                20,756              19,140
    Business combination and integration costs (note 3)                   19,077
    Write-downs and other unusual charges (note 5)                       203,657               285,315               8,983
    Other expense                                                          4,165                 6,836               5,592
---------------------------------------------------------------------------------------------------------------------------
                                                                       1,026,004             1,217,470             917,085
---------------------------------------------------------------------------------------------------------------------------

Income (Loss) Before Taxes and Minority Interests                       (228,227)             (246,055)             81,361
Income and Mining Taxes (note 6)                                          13,087                19,458             (22,328)
Minority Interests                                                        (3,185)               (4,009)            (13,268)
---------------------------------------------------------------------------------------------------------------------------

Net Income (Loss)                                                  $    (218,325)         $   (230,606)        $    45,765
===========================================================================================================================
Net Income (Loss) Per Share (Basic and Diluted)                    $       (1.02)         $      (1.10)        $      0.22
===========================================================================================================================
Average Shares Used in the Computation                                   213,354               210,537             210,027
===========================================================================================================================

The accompanying notes are an integral part of these financial statements.

                    Homestake Mining Company and Subsidiaries
                           Consolidated Balance Sheets
                     (In thousands, except per share amount)


December 31, 1998 and 1997                                                               1998                     1997
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
    Cash and equivalents                                                                $  145,069              $  124,083
    Short-term investments                                                                 154,346                 141,221
    Receivables (note 7)                                                                    45,891                  43,529
    Inventories (note 8)                                                                    78,906                 103,925
    Deferred income and mining taxes (note 6)                                               22,792                  19,372
    Other                                                                                    5,102                  13,154
---------------------------------------------------------------------------------------------------------------------------

      Total current assets                                                                 452,106                 445,284

Property, Plant and Equipment - Net (note 9)                                             1,100,864               1,021,147

Investments and Other Assets
    Noncurrent investments (note 10)                                                        12,945                  41,094
    Other assets (note 11)                                                                  81,616                 102,009
---------------------------------------------------------------------------------------------------------------------------

      Total investments and other assets                                                    94,561                 143,103
---------------------------------------------------------------------------------------------------------------------------

Total Assets                                                                            $1,647,531              $1,609,534
---------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
    Accounts payable                                                                    $   42,580              $   59,930
    Accrued liabilities (note 12)                                                          101,988                  68,641
    Income and other taxes payable                                                           3,151                     277
---------------------------------------------------------------------------------------------------------------------------

      Total current liabilities                                                            147,719                 128,848

Long-term Liabilities
    Long-term debt (note 13)                                                               357,410                 374,593
    Other long-term obligations (note 14)                                                  168,178                 152,610
---------------------------------------------------------------------------------------------------------------------------

      Total long-term liabilities                                                          525,588                 527,203

Deferred Income and Mining Taxes (note 6)                                                  230,567                 161,862

Minority Interests in Consolidated Subsidiaries                                              7,825                 108,116

Shareholders' Equity (note 17)
    Capital stock, $1 par value per preferred and common share:
      Authorized  - Preferred: 10,000 shares; no shares outstanding
                  - Common: 1998 - 450,000; 1997 - 250,000
      Outstanding - HCI exchangeable shares: 1998 - 11,139
                  - Common: 1998 - 228,012; 1997 - 210,696                                 228,012                 210,696
    Additional paid-in capital                                                             904,567                 601,916
    Deficit                                                                               (337,332)                (97,553)
    Accumulated other comprehensive loss                                                   (59,415)                (31,554)
---------------------------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                           735,832                 683,505
---------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                              $1,647,531              $1,609,534
===========================================================================================================================


Commitments and Contingencies - see notes 19 and 20.
The accompanying notes are an integral part of these financial statements.

                    Homestake Mining Company and Subsidiaries
                 Statements of Consolidated Shareholders' Equity
                                 (In thousands)

                                                                                           Accumulated Other
                                                                                         Comprehensive Income
                                                                                      ---------------------------
                                                        Additional    Retained         Accumulated  Unrealized
For the years ended                          Common     Paid-in       Earnings         Translation  Securities
December 31, 1998, 1997 and 1996              Stock     Capital       (Deficit)        Adjustments  Gains(Losses)   Total
-----------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1995               $ 201,883     $ 472,889      $162,350        $ 12,819     $ (1,301)       $848,640
Comprehensive income:
    Net income                                                           45,765                                       45,765
    Other comprehensive income (loss)                                                    45,445       (7,082)         38,363
Dividends paid                                                          (43,278)                                     (43,278)
Exercise of stock options                       299         2,726                                                      3,025
Stock issued for purchase of assets
    of Dominion (note 3)                      2,273        29,815                                                     32,088
Stock issued for purchase of HGAL
    minority interests (note 3)               5,976        93,370                                                     99,346
Other                                           (12)         (112)                                                      (124)
----------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1996                 210,419       598,688       164,837          58,264       (8,383)      1,023,825
Comprehensive income:
    Net loss                                                           (230,606)                                    (230,606)
    Other comprehensive income (loss)                                                   (91,645)      10,210         (81,435)
Dividends paid                                                          (31,784)                                     (31,784)
Exercise of stock options                       277         1,012                                                      1,289
Other                                                       2,216                                                      2,216
----------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1997                 210,696       601,916       (97,553)        (33,381)       1,827         683,505
Comprehensive income:
    Net loss                                                           (218,325)                                    (218,325)
    Other comprehensive income (loss)                                                   (31,798)       3,937         (27,861)
Dividends paid                                                          (21,454)                                     (21,454)
Stock issued to employee savings plan           148         1,416                                                      1,564
Stock issued for acquisition of Plutonic
     options and partly-paid shares (note 3)    503          (503)                                                         -
Stock issued for purchase of Prime
    minority interests (note 3):
    Homestake common shares                  16,672       173,843                                                    190,515
    HCI exchangeable shares                               127,285                                                    127,285
Other                                            (7)          610                                                        603
----------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1998               $ 228,012     $ 904,567    $ (337,332)      $ (65,179)     $ 5,764        $735,832
============================================================================================================================


The accompanying notes are an integral part of these financial statements.

                    Homestake Mining Company and Subsidiaries
                      Statements of Consolidated Cash Flows
                                 (In thousands)

For the years ended December 31, 1998, 1997 and 1996                          1998           1997            1996
----------------------------------------------------------------------------------------------------------------------
Cash Flows From Operations
Net income (loss)                                                          $ (218,325)    $  (230,606)    $    45,765
Reconciliation to net cash provided by operations:
   Depreciation, depletion and amortization                                   139,371         162,781         151,852
   Write-downs and other unusual charges (note 5)                             194,778         285,315           8,983
   Foreign currency exchange losses on intercompany debt (note 4)               5,671           5,657           8,943
   Gains on asset disposals                                                    (3,651)        (16,926)        (12,305)
   Deferred income and mining taxes (note 6)                                  (39,436)        (56,318)        (19,620)
   Minority interests                                                           3,185           4,009          13,268
   Reclamation - net                                                            1,404           2,970             (20)
   Other items - net                                                          (12,477)         11,345          (2,498)
   Effect of changes in operating working capital items:
      Receivables                                                              (6,890)           (372)         12,337
      Inventories                                                              43,815           2,932         (44,947)
      Accounts payable                                                        (15,912)          9,582           4,808
      Accrued liabilities and taxes payable                                    26,756         (18,720)         24,183
      Other                                                                     1,634          (1,625)         (8,572)
----------------------------------------------------------------------------------------------------------------------
Net cash provided by operations                                               119,923         160,024         182,177
----------------------------------------------------------------------------------------------------------------------
Investment Activities
Increase in short-term investments                                            (19,307)        (11,063)        (63,742)
Proceeds from asset sales                                                      15,566          33,494          49,221
Additions to property, plant and equipment                                    (73,323)       (204,629)       (169,950)
Decrease (increase) in restricted cash                                          2,429         (15,990)
Investments in mining companies                                                11,088         (22,950)        (65,006)
Receipt from (advance to) Edensor                                                              37,210          (6,599)
Purchase of interest in Snip mine (note 3)                                                                    (39,279)
Other                                                                                          (2,430)         (3,171)
----------------------------------------------------------------------------------------------------------------------
Net cash used in investment activities                                        (63,547)       (186,358)       (298,526)
----------------------------------------------------------------------------------------------------------------------
Financing Activities
Borrowings                                                                     97,676         126,457          56,775
Debt repayments                                                              (105,236)        (49,629)         (9,788)
Dividends paid on common shares - Homestake                                   (21,454)        (31,784)        (43,278)
                                - Prime minority interests                     (1,040)         (2,151)         (2,205)
Common shares issued                                                                            1,289          35,113
Other                                                                           1,795           4,234
----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                           (28,259)         48,416          36,617
----------------------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash and Equivalents                        (7,131)         (2,656)          2,541
----------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Equivalents                                20,986          19,426         (77,191)
Cash and Equivalents, January 1                                               124,083         104,657         181,848
----------------------------------------------------------------------------------------------------------------------
Cash and Equivalents, December 31                                          $  145,069     $   124,083     $   104,657
======================================================================================================================

The accompanying notes are an integral part of these financial statements.

                    Homestake Mining Company and Subsidiaries
             Statements of Consolidated Comprehensive Income (Loss)
                                 (In thousands)


For the years ended December 31, 1998, 1997 and 1996                               1998                1997               1996
-------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                        $   (218,325)       $   (230,606)       $    45,765
-------------------------------------------------------------------------------------------------------------------------------

Other Comprehensive Income (Loss)
    Changes in unrealized gains (losses) on securities:
         Unrealized holding gains (losses) arising during period                1,213             (32,128)           (15,161)
         Less: Reclassification adjustments for gains and losses
                   included in net income (loss)                               (1,620)            (43,403)            (8,211)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                2,833              11,275             (6,950)
         Income taxes                                                           1,104              (1,065)              (132)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                3,937              10,210             (7,082)
    Foreign currency translation adjustments (before and
         after tax)                                                           (31,798)            (91,645)            45,445
------------------------------------------------------------------------------------------------------------------------------

Other Comprehensive Income (Loss)                                             (27,861)            (81,435)            38,363
------------------------------------------------------------------------------------------------------------------------------

Comprehensive Income (Loss)                                              $   (246,186)       $   (312,041)       $    84,128
------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements
(Unless otherwise noted, all tabular amounts are in thousands)


Note 1:       Nature of Operations

     Homestake Mining Company ("Homestake" or the "Company") is engaged in gold mining and related activities including exploration, extraction, processing, refining and reclamation. Gold bullion, the Company's principal product, is produced and sold in the United States, Canada, Australia and Chile. Ore and concentrates containing gold and silver from the Eskay Creek and Snip mines in Canada are sold directly to smelters.

Note 2:       Significant Accounting Policies

     Basis of presentation: The consolidated financial statements include Homestake and its majority-owned subsidiaries, and their undivided interests in joint ventures after elimination of intercompany amounts. Undivided interests in gold mining operations (the Round Mountain, Pinson and Marigold mines in Nevada; Homestake Gold of Australia Limited's ("HGAL") interest in the Kalgoorlie operations in Western Australia; Plutonic Resources Limited's ("Plutonic") interests in the Mt Morgans and Peak Hill mines in Western Australia; and Homestake Canada Inc.'s ("HCI") interests in the Williams and David Bell mines in Canada) and in the sulfur and oil recovery operations at Main Pass 299 in the Gulf of Mexico are reported using pro rata consolidation whereby the Company reports its proportionate share of assets, liabilities, income and expenses.

     Use of estimates: The preparation of financial statements in conformity with United States generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and equivalents include all highly-liquid investments with a maturity of three months or less at the date of purchase. The Company minimizes its credit risk by investing its cash and equivalents with major international banks and financial institutions located principally in the United States, Canada and Australia. The Company believes that no concentration of credit risk exists with respect to investment of its cash and equivalents.

     Short-term investments principally consist of highly-liquid United States and foreign government and corporate securities with original maturities in excess of three months. The Company classifies all short-term investments as available-for-sale securities. Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income as a separate component of shareholders' equity, except that declines in market value judged to be other than temporary are recognized in determining net income.

     Inventories, which include finished products, ore in process, stockpiled ore, ore in transit, and supplies, are stated at the lower of cost or net realizable value. The cost of gold produced by certain United States operations is determined principally by the last-in, first-out method. The cost of other inventories is determined primarily by averaging methods.

     Exploration costs are expensed as incurred. All costs related to property acquisitions are capitalized.

     Development costs: Following completion of a favorable feasibility study, development costs incurred to place new mines into production and to complete major development projects at operating mines are capitalized. Ongoing costs to maintain production are expensed as incurred.

     Depreciation, depletion and amortization of mining properties, mine development costs and major plant facilities is computed principally by the units-of-production method based on estimated quantities of ore which can be recovered economically in the future from known mineral deposits. Such estimates are based on current and projected costs and prices. Other equipment and plant facilities are depreciated using straight-line or accelerated methods principally over estimated useful lives of three to ten years.

     Property evaluations: Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If deemed impaired, an impairment loss is measured and recorded based on the fair value of the asset, which generally will be computed using discounted cash flows. Estimated future net cash flows from each mine are calculated using estimates of production, future sales prices (considering historical and current prices, price trends and related factors), production costs, capital and reclamation costs. (See note 5.) The Company's estimates of future cash flows are subject to risks and uncertainties. Therefore, it is possible that changes could occur which may affect the recoverability of the Company's investments in mineral properties and other assets.

         Undeveloped properties upon which the Company has not performed sufficient exploration work to determine whether significant mineralization exists are carried at original acquisition cost. If it is determined that significant mineralization does not exist, the property would be written down to estimated net realizable value at the time of such determination.

     Reclamation and remediation: Reclamation costs (undiscounted) and related liabilities, which are based on the Company's interpretation of current environmental and regulatory requirements, are accrued and expensed principally by the units-of-production method based on estimated quantities of ore which can be recovered economically in the future from known mineral deposits. Remediation liabilities, including estimated governmental oversight costs, are expensed upon determination that a liability has been incurred and where a minimum cost or reasonable estimate of the cost can be determined. (See notes 5 and 19.) Amounts to be received from the Federal Government for its 51.2% share of the cost of future reclamation activities at the Grants, New Mexico uranium facility are offset against the remaining estimated Grants reclamation liabilities and are recorded in the period that such expenditures are made.

         Based on current environmental regulations and known reclamation requirements, the Company has included its best estimates of these obligations in its reclamation accruals. The Company updates these estimates regularly, however, the Company's estimates of its ultimate reclamation liabilities could change significantly as a result of changes in regulations or cost estimates.

     Investments and other assets: Investments in mining securities that have readily determinable fair values and assets held in trust to fund employee benefits are classified as available-for-sale investments. Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income as a separate component of shareholders' equity, except that declines in market value judged to be other than temporary are recognized in determining net income. Realized gains and losses on these investments are included in determining net income.

     Product sales are recognized when title passes at the shipment or delivery point.

     Derivative financial instruments: The Company uses derivative financial instruments as part of an overall risk-management strategy. These instruments are used as a means of hedging exposure to precious metals prices and foreign currency exchange rates. The Company does not hold or issue derivative financial instruments for trading purposes. The Company's accounting for derivative financial instruments is in accordance with the concepts established in Statement of Financial Accounting Standards ("SFAS") No. 80, "Accounting for Futures Contracts," SFAS No. 52, "Foreign Currency Translation," American Institute of Certified Public Accountants Statement of Positions 86-2, "Accounting for Options," and various Emerging Issues Task Force ("EITF") pronouncements.

         The Company uses forward sales contracts and combinations of put and call options to hedge its exposure to precious metals prices. The underlying hedged production is designated at the inception of the hedge. Deferral accounting is applied only if the derivatives continue to reduce the price risk associated with the underlying hedged production. Contracted prices on forward sales contracts and options are recognized in product sales as the designated production is delivered or sold. In the event of early settlement of hedge contracts, gains and losses are deferred and recognized in income at the originally designated delivery date.

         The Company uses combinations of put and call options to hedge its exposure to foreign currency exchange rates. Currently, these options do not qualify for deferral accounting and, accordingly, are marked to market at each balance sheet date. Realized and unrealized gains and losses on these options are recognized in other income.

         In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires that all derivatives be recognized as assets or liabilities and be measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting as either a fair value hedge or a cash flow hedge. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows of the hedging instruments and the hedged items. SFAS 133 is effective for fiscal years beginning after June 15, 1999 but earlier adoption is permitted. The Company believes that under SFAS 133, changes in unrealized gains and losses on Homestake's foreign currency contracts will qualify for hedge accounting and accordingly will be recorded in other comprehensive income. However, there are many complexities to this new standard and the Company currently is evaluating the impact that SFAS 133 will have on reported operating results and financial position and has not yet determined whether it will adopt SFAS 133 earlier than January 1, 2000.

     Income taxes: The Company follows the liability method of accounting for income taxes whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year. Mining taxes represent Canadian provincial taxes levied on mining operations.

     Foreign currency: Substantially all assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the end of each period. Revenues and expenses are translated at the average exchange rate for the period. Accumulated currency translation adjustments are included in accumulated other comprehensive income as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in the determination of net income.

     Pension plans and other postretirement benefits: Pension costs related to United States employees are determined using the projected unit credit actuarial method. The Company's funding policy for defined benefit pension plans is to fund the plans annually to the extent allowed by the applicable regulations. In addition, the Company provides medical and life insurance benefits for certain retired employees and accrues the cost of such benefits over the period in which active employees become eligible for the benefits. The costs of the postretirement medical and life insurance benefits are paid at the time such benefits are provided.

     Net income or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding, including the HCI exchangeable shares (see notes 3 and 17). The Company's basic and diluted net income or loss per share are the same since the exercise of stock options and the conversion of the 5.5% convertible subordinated notes would produce anti-dilutive results.

     Preparation of financial statements: Certain 1997 and 1996 amounts have been reclassified to conform to the current year's presentation. All dollar amounts are expressed in United States dollars unless otherwise indicated.

Note 3:       Acquisitions and Divestitures

     Plutonic Resources Limited: On April 30, 1998 Homestake completed the acquisition of Plutonic, a publicly-traded Australian gold producer, by an exchange of common stock for common stock. Homestake issued 64.4 million common shares to acquire Plutonic, including 63.9 million shares in exchange for all of the Plutonic fully-paid ordinary shares outstanding based on an exchange ratio of 0.34 Homestake common shares for each Plutonic fully-paid ordinary share, and 0.5 million Homestake common shares for the Plutonic partly-paid shares and options outstanding.

     The business combination with Plutonic was accounted for as a pooling of interests and accordingly, Homestake's consolidated financial statements include Plutonic for all periods. Combined and separate results for Homestake and Plutonic for the three months ended March 31, 1998 and for the years ended December 31, 1997 and 1996 are as follows:

                                                 Homestake         Plutonic
                                                 Historical       Historical(a)       Adjustments(b)     Combined
                                               ----------------------------------------------------------------------
Three months ended March 31, 1998:
   Revenues                                         $ 174,343         $  43,624          $ (1,750)         $ 216,217
   Net loss                                            (4,611)              (76)           (1,899)            (6,586)
   Shareholders' equity at March 31                   522,925           184,379           (37,291)           670,013

Year ended December 31, 1997:
   Revenues                                           723,834           248,519              (938)           971,415
   Net loss                                          (168,879)          (33,998)          (27,729)          (230,606)
   Shareholders' equity at December 31                531,750           186,577           (34,822)           683,505

Year ended December 31, 1996:
   Revenues                                           766,936           238,065            (6,555)           998,446
   Net income (loss)                                   30,281            18,984            (3,500)            45,765
   Shareholders' equity at December 31                768,552           268,168           (12,895)         1,023,825

     a) The Plutonic historical results of operations have been adjusted to reflect i) presentation of Plutonic's results of operations in accordance with United States generally accepted accounting principles and the format and classifications utilized by Homestake, and ii) translation into U.S. dollars using the average exchange rate for each period. Shareholders' equity has been translated into U.S. dollars using the end-of-period exchange rates.

     b) In combining the historical results of Homestake and Plutonic, certain adjustments were made to conform Plutonic's accounting policies to Homestake's accounting policies. The effect of these adjustments on combined net income (loss) is as follows:

                                                  Three months ended         Year ended December 31,
                                                    March 31, 1998           1997               1996
                                                 ---------------------------------------------------------
Revenue recognition                                    $ (1,293)           $     377          $ (3,318)
Reclamation expense                                        (474)              (1,215)           (1,430)
Depreciation, depletion and amortization                 (1,141)              (6,958)
Income taxes                                              1,009              (19,933)            1,248
                                                 --------------------------------------------------------
                                                       $ (1,899)           $ (27,729)         $ (3,500)
                                                 =========================================================

         Business combination and integration costs of $19.1 million were incurred including transaction costs related to the merger of $12.4 million and post-combination severance, lease termination, and other costs of $6.7 million.

     Prime Resources Group Inc. On December 3, 1998 Homestake acquired the 49.4% of Prime Resources Group Inc. ("Prime") it did not already own. Prime shareholders (other than Homestake) received 0.74 of a Homestake common share or 0.74 of an HCI exchangeable share for each share of Prime. Each HCI exchangeable share is exchangeable for one Homestake common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars) and other rights as one Homestake common share. Homestake issued 16.7 million Homestake shares and 11.1 million HCI exchangeable shares valued in total at $317.8 million. The acquisition of the Prime minority interests was accounted for as a purchase. Based upon the total purchase price of $321.8 million (including $4 million of capitalized direct acquisition costs), the excess of the purchase price paid over the net book value of the minority interests acquired was $224 million of which $174 million ($259.6 million including an increase related to deferred taxes in accordance with SFAS 109) was allocated to the Eskay Creek mine's ore reserves and $50 million ($74.6 million including an increase related to deferred taxes in accordance with SFAS 109) was allocated to the Eskay Creek exploration properties.

         On a pro forma basis, assuming that the acquisition of the Prime minority interests occurred on January 1, 1998, revenues, net loss and net loss per share for the year ended December 31, 1998 have been estimated at $797.6 million, $227.2 million and $0.95 per share, respectively, and, assuming that the acquisition of the Prime minority interests occurred on January 1, 1997, revenues, net loss and net loss per share for the year ended December 31, 1997 have been estimated at $971.2 million, $236.9 million and $0.99 per share, respectively. This pro forma information includes adjustments which are based on certain assumptions that the Company believes are reasonable in the circumstances. The pro forma information is unaudited and does not purport to represent what the results of operations actually would have been had the acquisition of the Prime minority interests occurred at the beginning of each year presented or to project the results of operations for any future date or period.

     Homestake Gold of Australia Limited: During the fourth quarter of 1995 and the first quarter of 1996, Homestake acquired the 18.5% of HGAL it did not already own. The total purchase price was $164.9 million, including $141.7 million for 8.5 million newly issued shares of the Company, $19.5 million in cash and $3.7 million of transaction expenses. The acquisition of the HGAL minority interests was accounted for as a purchase.

     Mt Morgans Mine: In October 1995, the Company acquired most of Dominion Mining Limited's ("Dominion") gold assets, including an 80% interest in the Mt Morgans mine. The net purchase price after working capital adjustments was $39.1 million. As part of its agreement with Dominion, the Company offered Dominion shareholders the opportunity to subscribe for shares of the Company instead of receiving a return of Dominion capital. As a result,
     2.3 million shares of the Company were issued to Dominion shareholders on January 29, 1996 for consideration of $32.1 million.

     Snip Mine: In April 1996, Prime purchased Cominco Ltd.'s 60% interest in the Snip mine in British Columbia, Canada for $39.3 million in cash. As a result of this purchase, Prime became the sole owner of the Snip mine.

     Archaean Gold NL: In July 1996, Lachlan Resources NL ("Lachlan"), acquired 90.7% of Archaean Gold NL ("Archaean") for $36.8 million. In April 1997, Lachlan acquired the remaining interest in Archaean. This acquisition, which was accounted for as a purchase, was funded by a $33.2 million (A$50.9 million) loan from the Company to Lachlan. In May 1998, Lachlan repaid this loan by issuing additional shares to the Company which increased the Company's interest in Lachlan from 62.1% to 81.2%.

     George Lake and Back River Joint Ventures: In February 1997, Homestake sold its interests in the George Lake and Back River joint ventures in Canada to Kit Resources Corporation ("Kit") for $9.3 million in cash and 3.6 million shares of Kit common stock. As a result of this transaction, the Company recorded a pretax gain of $13.5 million in the first quarter of 1997, which was included in other income.

Note 4:       Other Income (Loss)

                                                               1998                   1997                 1996
                                                          -----------------------------------------------------------
Gains on asset disposals                                          $ 3,651                $ 16,926           $ 12,305
Foreign currency contract gains
     (losses)                                                     (34,332)                (28,453)             1,632
Foreign currency exchange losses on
     intercompany advances                                         (5,671)                 (5,657)            (8,943)
Gain on sale of Great Central option                                                       10,419              4,699
Gain on termination of Santa Fe merger                                                     62,925
Other                                                              11,612                   7,486             15,927
                                                          -----------------------------------------------------------
                                                                $ (24,740)               $ 63,646           $ 25,620
                                                          ===========================================================

     In March 1997, Santa Fe Pacific Gold Corporation terminated its merger agreement with Homestake and paid Homestake a $65 million termination fee. As a result, in 1997 the Company recorded a pretax gain of $62.9 million ($47.2 million after tax), net of merger related expenses of $2.1 million incurred in 1997. Other expense for the year ended December 31, 1996 included $3.4 million of expenses related to this proposed merger.

Note 5:       Write-downs and Other Unusual Charges


                                                                  1998              1997             1996
                                                             -------------------------------------------------
Reduction in the carrying values
    of resource assets (a)                                        $ 141,425          $ 84,655
Increase in the estimated accrual for remediation
    and reclamation expenditures (b)                                 36,000            29,156
Homestake mine restructuring charges (c)                              8,879
Write-down of Homestake's investment
    in the Main Pass 299 sulfur mine (d)                                              107,761
Write-downs of noncurrent investments  (e)                            8,213            47,932          $8,983
Other                                                                 9,140            15,811
                                                             ------------------------------------------------
                                                                  $ 203,657         $ 285,315          $8,983
                                                             =================================================

a) During 1998, due to the continuing low-gold price environment, the Company reviewed the carrying values of its gold mining operations using a $325 per ounce gold price. As a result of this review, the Company determined that impairment write-downs were required to reduce the carrying values of several of its assets or operations as follows:

i. Based on estimated future cash flows, the Company does not expect to recover its remaining investment in property, plant and equipment at the Homestake mine in South Dakota. The total amount of the write-down was $76.1 million, thereby reducing the carrying value of the mine to zero.
ii. Based on estimated future cash flows, the Company recorded a write-down of property at the Mt Charlotte mine in Western Australia of $34.5 million and recorded severance and other charges of $3.9 million.
iii. Based on its evaluations of the recoverability of the carrying values of other mineral properties, the Company also recorded write-downs of $26.9 million, including $22.3 million related to mineral properties acquired as part of the acquisition of Plutonic.

     In 1997, the Company reviewed the carrying values of its gold mining operations using a $350 per ounce gold price at its long-lived operations and $325 per ounce gold price at its short-lived operations. As a result of this review, the Company determined that impairment write-downs were required to reduce the carrying values of several of its assets or operations with short remaining lives, including the Mt Morgans and Peak Hill mines, the Pinson mine, the Homestake mine's Open Cut, low-grade stockpiled ore and exploration properties at certain locations in Western Australia and redundant mining equipment at the Kalgoorlie operations.

b) In 1998, following an environmental audit at the Homestake mine and a change in that operation's mining plans, the Company recorded a provision for estimated additional remediation and related reclamation costs of $35 million. In addition, a $1 million increase in the provision for reclamation at closed operations was recorded in 1998. In 1997, as a result of a review of the Company's reclamation liabilities, the Company determined that it was necessary to increase reclamation accruals for certain of its nonoperating properties including the Santa Fe mine in Nevada, the Nickel Plate mine in Canada and the Grants uranium complex in New Mexico to reflect revised estimates, changed conditions and more stringent future reclamation requirements.

c) In January 1998, the Company commenced a restructuring of underground operations at the Homestake mine, including a significant reduction in that mine's workforce. As a result of the restructuring, the Company recorded severance and other costs of $8.9 million, net of pension and other postretirement curtailment and settlement gains of $9.3 million.

d) Homestake owns a 16.7% undivided interest in the Main Pass 299 sulfur mine. Due to a prolonged period of low sulfur prices and Homestake's assessment of estimated future cash flows from the Main Pass 299 sulfur mine, in 1997 the Company wrote-off its remaining investment in the Main Pass 299 sulfur property, plant and equipment.

e) During 1998 and 1997, the Company recorded in income the reductions in the carrying values of certain marketable securities and other investments that it deemed to be other than temporary.

Note 6:       Income Taxes

     The provision for income and mining taxes consists of the following:

                                                       1998                   1997                   1996
                                                 -------------------------------------------------------------
Current
     Income taxes
        Federal                                        $(11,248)               $ 1,023               $ (1,999)
        State                                               (84)
        Canadian                                         22,576                 26,048                 28,367
        Other                                               421                     (8)                   616
                                                  -------------------------------------------------------------
                                                         11,665                 27,063                 26,984
     Canadian mining taxes                               14,684                  9,797                 14,964
                                                  -------------------------------------------------------------
     Total current taxes                                 26,349                 36,860                 41,948
                                                  -------------------------------------------------------------

Deferred
     Income taxes
        Federal                                           9,964                (29,203)                (3,879)
        State                                               947                  2,026                 (1,300)
        Canadian                                        (19,286)                (7,039)               (14,588)
        Australian                                      (28,947)               (22,282)                (2,024)
                                                 -------------------------------------------------------------
                                                        (37,322)               (56,498)               (21,791)
     Canadian mining taxes                               (2,114)                   180                  2,171
                                                 -------------------------------------------------------------
     Total deferred taxes                               (39,436)               (56,318)               (19,620)
                                                 -------------------------------------------------------------
        Total income and mining taxes                  $(13,087)              $(19,458)              $ 22,328
                                                 =============================================================

         The provision for income taxes is based on pretax income (loss) before minority interests as follows:

                                                     1998                   1997                   1996
                                               ---------------------------------------------------------------
United States                                         $(163,374)            $ (167,570)              $(14,003)
Canada                                                   38,058                 50,592                 95,548
Australia                                               (94,903)              (115,323)                 7,840
Other foreign                                            (8,008)               (13,754)                (8,024)
                                               ---------------------------------------------------------------
                                                      $(228,227)            $ (246,055)              $ 81,361
                                               ===============================================================

     Deferred tax liabilities and assets as of December 31, 1998 and 1997 relate to the following:

                                                   December 31,
                                                1998          1997
                                              -----------------------
Deferred Tax Liabilities
    Depreciation and other resource
      property differences
      United States                                         $ 18,598
      Canada - Federal                        $ 78,647        29,906
      Canada - Provincial                      114,754        61,509
      Australia                                 62,473       112,356
                                              -----------------------
                                               255,874       222,369
    Other                                       47,176        31,697
                                              -----------------------
Gross deferred tax liabilities                 303,050       254,066
                                              -----------------------

Deferred Tax Assets
    Tax loss carry-forwards
      United States                             15,364
      Australia                                 27,614        52,868
      Chile                                     25,230        23,943
      Other                                      2,943         2,512
                                              -----------------------
                                                71,151        79,323
    Reclamation costs
      United States                             30,050        16,827
      Other                                     13,832        13,393
                                              -----------------------
                                                43,882        30,220

    Employee benefit costs                      28,234        28,716
    Alternative minimum tax credit
       carry-forwards                           31,677        10,200
    Depreciation, land and other resource
       property                                 61,855        18,750
    Inventory                                   12,804        23,149
    Foreign tax credit carry-forwards           12,007         5,857
    Unrealized foreign exchange losses          15,305         9,157
    Write-downs of noncurrent investments       11,567         9,619
    Other                                       13,968         4,505
                                              -----------------------
Gross deferred tax assets                      302,450       219,496
Deferred tax asset valuation allowances       (207,175)     (107,920)
                                              -----------------------
Net deferred tax assets                         95,275       111,576
                                              -----------------------

Net deferred tax liability                    $ 207,775    $ 142,490
                                              =======================

Net deferred tax liability consists of
    Current deferred tax assets               $(22,792)    $ (19,372)
    Long-term deferred tax liability           230,567       161,862
                                              -----------------------
      Net deferred tax liability              $207,775     $ 142,490
                                              =======================

         The classification of deferred tax assets and liabilities as current or long term is based on the related asset or liability creating the deferred tax. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal. The $207.2 million deferred tax valuation allowance at December 31, 1998 represents the portion of the Company's consolidated deferred tax assets which, based on projections at December 31, 1998, the Company does not believe realization is "more likely than not." The deferred tax valuation allowance consists of United States, South America, Australia and Canada unrealized deferred tax assets of $150.6 million, $28.2 million, $27.7 million, and $0.7 million, respectively. The 1998 net increase in the valuation allowance for United States deferred tax assets of $94.1 million is comprised of the following increases: $51.1 million for future tax deductions, $5.4 million for the 1998 net operating loss, $10 million for the 1997 net operating loss, $21.5 million for alternative minimum tax credits, and $6.1 million for foreign tax credits. Valuation allowances increased for South America, Australia and Canada by $1 million, $3.8 million and $0.4 million, respectively.

         The Company has United States foreign tax credit carry-forwards of approximately $12 million, which are due to expire at various times through the year 2003. In addition, the Company has a U.S. net operating loss carry-forward of approximately $43.9 million which may be used to offset future regular taxable income. These loss carry-forwards will expire in the years 2017 and 2018.

         Major items causing the Company's income tax provision to differ from the federal statutory rate of 35% were as follows:


                                                                          1998             1997            1996
                                                                   ----------------------------------------------
Income tax expense (benefit) based on statutory rate                   $ (79,879)       $(86,120)       $ 28,476
Percentage depletion                                                      (1,806)           (900)         (7,611)
Earnings in foreign jurisdictions
     at different rates                                                   (2,143)            273          (2,009)
Reduction of prior year accruals                                         (15,953)                        (24,048)
Other nondeductible losses                                                 7,934          37,770           2,875
Change in valuation allowance                                             61,700          13,800           3,141
Other - net                                                                4,490           5,742           4,369
                                                                   ----------------------------------------------
Total income taxes                                                       (25,657)        (29,435)          5,193
Canadian mining taxes                                                     12,570           9,977          17,135
                                                                   ----------------------------------------------
Total income and mining taxes                                          $ (13,087)       $(19,458)       $ 22,328
                                                                   ==============================================

Note 7:       Receivables

                                                                              December 31,
                                                                     1998                       1997
                                                                ------------------------------------------
Trade accounts                                                      $ 29,548                  $ 24,612
U.S. Government receivable (see note 19)                               4,500                     5,500
Interest and other                                                    11,843                    13,417
                                                                ------------------------------------------
                                                                    $ 45,891                  $ 43,529
                                                                ==========================================

Note 8:       Inventories

                                                                                  December 31,
                                                                       1998                        1997
                                                                 ----------------------------------------------
Finished products                                                    $ 13,312                   $ 33,019
Ore and in-process                                                     39,465                     37,811
Supplies                                                               26,129                     33,095
                                                                 ----------------------------------------------
                                                                     $ 78,906                   $103,925
                                                                 ==============================================

Note 9:       Property, Plant and Equipment

                                                                               December 31,
                                                                      1998                      1997
                                                                 ------------------------------------------
Mining properties and development costs                              $ 1,434,503               $ 1,108,192
Plant and equipment                                                    1,081,680                 1,091,814
Construction and mine development in progress                              7,534                    22,459
                                                                 ------------------------------------------
                                                                       2,523,717                 2,222,465
Accumulated depreciation, depletion and
     amortization                                                     (1,422,853)               (1,201,318)
                                                                 ------------------------------------------
                                                                     $ 1,100,864               $ 1,021,147
                                                                 ==========================================

Note 10:      Noncurrent Investments

                                                                                 December 31,
                                                                         1998                     1997
                                                                    ----------------------------------------
Navan Resources plc                                                      $ 3,891                  $ 6,685
Navan Bulgarian Mining BV                                                                          12,000
Other investments                                                          9,054                   22,409
                                                                    ----------------------------------------
                                                                        $ 12,945                 $ 41,094
                                                                    ========================================

         In 1995, Homestake acquired a 10% interest in Navan Resources plc ("Navan"), an Irish public company with diverse mineral interests in Europe. In November 1997, Homestake purchased a 20% interest in Navan Bulgarian Mining BV ("Navan BV"), a wholly-owned subsidiary of Navan, for $12 million. Navan BV owns 68% of Bimak AD, a Bulgarian company that owns and operates the surface facilities at the Chelopech copper-gold mine near Sofia, Bulgaria. In September 1998, Homestake completed its evaluation of the Chelopech mine and concluded that the project did not warrant Homestake's participation under current economic conditions. As a result Navan BV returned to Homestake approximately $11 million of Homestake's investment that had not been expended prior to termination of Homestake's participation.

Note 11:      Other Assets

                                                                                   December 31,
                                                                          1998                     1997
                                                                      ---------------------------------------
Assets held in trust (see note 15)                                         $ 44,756                 $ 38,975
Restricted cash (see note 13)                                                13,561                   15,990
Ore stockpiles                                                                9,807                   32,125
U.S. Government receivable (see note 19)                                      3,681                    5,362
Other                                                                         9,811                    9,557
                                                                      ---------------------------------------
                                                                           $ 81,616                $ 102,009
                                                                      =======================================

Note 12:      Accrued Liabilities

                                                                                   December 31,
                                                                           1998                     1997
                                                                      ---------------------------------------
Accrued payroll and other compensation                                       $ 31,587               $ 23,898
Accrued reclamation and closure costs                                          23,206                 11,818
Unrealized loss on foreign currency exchange contracts                         24,003                 20,416
Other                                                                          23,192                 12,509
                                                                      ---------------------------------------
                                                                             $101,988               $ 68,641
                                                                      =======================================

Note 13:      Long-term Debt

                                                                                     December 31,
                                                                             1998                    1997
                                                                        ---------------------------------------
Convertible subordinated notes (due 2000)                                     $150,000               $ 150,000
Pollution control bonds
    Lawrence County, South Dakota (due 2032)                                    48,000                  48,000
    State of California (due 2004)                                              17,000                  17,000
Cross-border credit facility (due 2003)                                        142,410                  48,855
Plutonic syndicated credit facility                                                                    110,738
                                                                        ---------------------------------------
                                                                              $357,410               $ 374,593
                                                                        =======================================

     Convertible subordinated notes: The Company's 5.5% convertible subordinated notes, which mature on June 23, 2000, are convertible into common shares at a price of $23.06 per common share and are redeemable by the Company in whole at any time. Interest on the notes is payable semiannually in June and December. Issuance costs of $3.9 million were capitalized and are being amortized over the life of the notes.

     Pollution control bonds: In July 1997, Lawrence County, South Dakota issued $30 million of South Dakota Solid Waste Disposal Revenue Bonds ("Waste
     Disposal Bonds") and $17 million of South Dakota Pollution Control Refunding Revenue Bonds ("Pollution Control Bonds"), both of which are due in 2032. The Company is responsible for funding principal and interest payments on these bonds. Proceeds from the Waste Disposal Bonds are being used for construction of a new tailings dam lift and other qualifying expenditures at the Homestake mine. Qualifying expenditures of $17 million had been incurred through December 31, 1998. The remaining $13.6 million, which is held in a trustee account, is included in other assets at December 31, 1998. Homestake has reduced the projected size of the tailings dam project and accordingly notified holders of the Waste Disposal Bonds in January 1999 that it would redeem within 60 days $10 million of bonds from the funds held in the trustee account.

         The Company pays interest monthly on the pollution control bonds based on variable short-term, tax-exempt obligation rates. Interest rates at December 31, 1998 and 1997 were 4.8% and 4.6%, respectively. No principal payments are required until cancellation, redemption or maturity.

     Cross-border credit facility: In July 1998, the Company entered into a new United States/Canadian/Australian cross-border credit facility providing a total availability of $430 million. The new facility replaced the Company's $275 million cross-border credit facility and Plutonic's A$400 million syndicated credit facility, both of which were cancelled. Borrowings under the prior credit facilities were repaid using the new facility. The new facility is available through July 14, 2003 and provides for borrowings in United States, Canadian, or Australian dollars, or gold, or a combination of these. At December 31, 1998 borrowings under the Australian dollar credit facility of $142.4 million (A$233 million) were outstanding. Under the new facility, the Company pays a commitment fee on the unused portion of this facility ranging from 0.15% to 0.35% per annum, depending upon rating agencies' ratings for the Company's senior debt. The new credit agreement requires, amongst other provisions, a minimum consolidated net worth, as defined in the agreement (primarily shareholders' equity plus the amount of all noncash write-downs made after December 31, 1997), of $500 million. Interest on the Australian dollar borrowings under the new facility is payable quarterly based on the Australian Bank Bill Swap Rate plus a margin of up to 1.125%. At December 31, 1998 this interest rate was 5.95%.

Note 14:      Other Long-term Obligations

                                                                                  December 31,
                                                                         1998                      1997
                                                                  ---------------------------------------------
Accrued reclamation and closure costs                                       $ 107,370                 $ 80,428
Accrued pension and other postretirement
     benefit obligations (see note 15)                                         50,569                   60,942
Other                                                                          10,239                   11,240
                                                                  ---------------------------------------------
                                                                            $ 168,178                $ 152,610
                                                                  =============================================


         While the ultimate amount of reclamation and site restoration costs to be incurred in the future is uncertain, the Company has estimated that the aggregate amount of these costs for operating properties, plus previously accrued reclamation and remediation liabilities for nonoperating properties, will be approximately $220 million. This figure includes approximately $7 million of reclamation costs at the Grants uranium facility which will be funded by the United States Federal Government. At December 31, 1998 the Company had accrued $130.6 million for estimated ultimate reclamation and site restoration costs and remediation liabilities (see notes 12 and 19).

Note 15:      Employee Benefit Plans

     Pension and other postretirement benefit plans: The Company has pension plans covering substantially all United States employees. Pension plans covering salaried and other nonunion employees provide benefits based on years of service and the employee's highest compensation during any 60 consecutive months prior to retirement. Pension plans covering union employees provide defined benefits for each year of service. The Company also has other postretirement plans which provide medical and life insurance benefits for certain retired employees, primarily retirees of the Homestake mine. The following table provides a reconciliation of benefit obligations, plan assets and the funded status of the plans:

                                                                                              Other Postretirement
                                                               Pension Benefits                     Benefits
                                                         ------------------------------   ------------------------------
                                                             1998            1997             1998             1997
                                                         ------------------------------   ------------------------------
Change in benefit obligations
Benefit obligation, January 1                                 $237,351        $229,906         $ 37,000        $ 37,000
Service cost                                                     4,215           4,308              188             610
Interest cost                                                   16,969          15,958            2,406           2,939
Plan amendments and special terminations                         6,222                           (6,450)
Actuarial (gains) losses                                        22,859                            7,272          (1,646)
Benefits paid                                                  (23,696)        (12,821)          (2,373)         (1,903)
Curtailments                                                    (7,246)                          (3,293)
                                                         --------------  --------------   --------------   -------------
Benefit obligation, December 31                               $256,674        $237,351         $ 34,750        $ 37,000
                                                         ==============  ==============   ==============   =============

Change in plan assets
Fair value of plan assets, January 1                          $257,147        $224,064
Actual return on plan assets                                    24,816          43,955
Company contributions                                            1,104           1,037         $  2,373        $  1,903
Benefits paid                                                  (23,696)        (11,909)          (2,373)         (1,903)
                                                         --------------  --------------   --------------   -------------
Fair value of plan assets, December 31                        $259,371        $257,147         $     -         $     -
                                                         ==============  ==============   ==============   =============

Plan assets in excess of (less than)
    projected benefit obligations                             $  2,697        $ 19,796         $(34,750)       $(37,000)
Unrecognized net actuarial (gains) losses                      (24,927)        (47,626)           2,488          (4,995)
Unrecognized prior service cost                                  8,527           7,622           (5,914)            557
Unrecognized net transition asset                               (1,567)         (2,445)
                                                         --------------  --------------   --------------   -------------
Accrued pension and postretirement
   benefit obligations                                        $(15,270)       $(22,653)        $(38,176)       $(41,438)
                                                         ==============  ==============   ==============   =============

         The liabilities for pension and postretirement benefits recognized in the consolidated balance sheets consist of the following:

                                                                                    Other Postretirement
                                                        Pension Benefits                  Benefits
                                                   ---------------------------    -------------------------
                                                       1998          1997            1998         1997
                                                   ---------------------------    -------------------------
Prepaid benefit cost                                   $ (8,709)     $   (677)
Accrued benefit liability                                23,979        23,330        $ 38,176     $ 41,438
                                                   -------------  ------------    ------------ ------------
                                                         15,270        22,653          38,176       41,438
Additional minimum liability  (offset by an
   intangible asset included in other assets)               523           251
                                                   -------------  ------------    ------------ ------------
Accrued pension and postretirement
   benefit obligations                                   15,793        22,904          38,176       41,438
Less current portion                                      1,200         1,200           2,200        2,200
                                                   -------------  ------------    ------------ ------------
Long-term accrued pension and post-
   retirement benefit obligations (see note 14)        $ 14,593      $ 21,704        $ 35,976     $ 39,238
                                                   =============  ============    ============ ============

         The weighted-average actuarial assumptions as of December 31 were as follows:

                                                                                 Other Postretirement
                                               Pension Benefits                        Benefits
                                      -------------------------------     ------------------------------
                                           1998       1997      1996           1998      1997      1996
                                      -------------------------------     ------------------------------
Discount rate                              6.5%       7.0%      7.0%           6.5%      7.0%      7.0%
Expected return on plan assets             8.5%       8.5%      8.5%
Rate of compensation increase              5.0%       5.0%      5.0%

         The Company has assumed a health care cost trend rate of 8.5% for 1999, decreasing ratability to 5.0% in 2006 and thereafter.

         Net periodic pension and other postretirement benefit costs include the following components:

                                                        Pension Benefits
                                               ----------------------------------------------------
                                                     1998             1997              1996
                                               ----------------------------------------------------
Service cost                                       $ 4,215           $ 4,308          $ 4,519
Interest cost                                       16,969            15,958           15,319
Expected return on assets                          (21,346)          (18,596)         (16,562)
Amortization of:
   Transition asset                                   (370)             (370)            (370)
   Prior service costs                               1,005             1,534            1,534
   Actuarial gains                                    (898)                              (467)
                                               ----------------------------------------------------
Net periodic benefit cost                             (425)            2,834            3,973
Additional charges (credits):
   Special termination charges                       3,922
   Curtailment credits                              (7,246)                            (1,868)
   Settlement credits                               (2,531)
                                               ----------------------------------------------------
Total net benefit cost (credit)                   $ (6,280)          $ 2,834          $ 2,105
                                               ====================================================



                                                      Other Postretirement
                                                   Benefits
                                               ----------------------------------------------------
                                                     1998             1997              1996
                                               ----------------------------------------------------
Service cost                                        $  188           $   568          $   456
Interest cost                                        2,406             2,631            2,573
Amortization of:
   Prior service costs                                (850)               60               60
   Actuarial (gains) losses                             60              (660)
                                               ----------------------------------------------------
Net periodic benefit cost                            1,804             2,599            3,089
Additional charges (credits):
   Special termination charges                         600
   Curtailment credits                              (3,293)
                                               ---------------------------------------------------
Total net benefit cost (credit)                     $ (889)          $ 2,599          $ 3,089
                                               ====================================================

         The projected benefit obligation and accumulated benefit obligation for pension plans with accumulated benefit obligations in excess of plan assets were $32.4 million and $24.1 million, respectively, at December 31, 1998 and $27.2 million and $20 million, respectively, at December 31, 1997. These amounts pertain to a nonqualified supplemental pension plan covering certain employees and a nonqualified pension plan covering directors of the Company. These plans are unfunded. The Company has established a grantor trust, consisting of money market funds, mutual funds and corporate-owned life insurance policies, to provide funding for the benefits payable under these nonqualified plans and certain other deferred compensation plans. The grantor trust, which is included in other assets, amounted to $44.8 million and $39 million at December 31, 1998 and 1997, respectively.

         Health care benefits are contributory and were restricted to employees at the Homestake mine whose combined years of age and years of service exceeded 65 as of January 1, 1999.

         The assumed health care cost trend rate has a significant effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate would have had the following effects on 1998 service and interest costs and the accumulated postretirement benefit obligation at December 31, 1998:

         One percentage point change                                Increase              Decrease
         Effect on service and interest
              components of net periodic cost                         $  145                $  (135)
         Effect on accumulated postretirement
              benefit obligation                                      $1,912                $(1,806)

         Certain of the Company's foreign operations participate in pension plans. The Company's share of contributions to these plans was $2.5 million in 1998, $2.3 million in 1997, and $2.1 million in 1996.

     Stock option and share rights plan: The Company's 1996 Stock Option and Share Rights Plan ("1996 Plan") provides for grants of up to 6 million common shares. At December 31, 1998 and 1997, 3 million and 5 million shares, respectively, were available for future grants. At December 31, 1998, stock options and share rights for 2.6 million shares were outstanding under the 1996 Plan and stock options for 2.1 million shares were outstanding under prior plans.

         The exercise price of each stock option granted under these plans is equal to or greater than the market price of the Company's stock on the date of grant and an option's maximum term is ten years. Options usually vest over a four-year period. A summary of the status of the Company's stock options as of December 31, 1998, 1997 and 1996 and changes during the years ending on those dates is presented below:

                                           1998                       1997                       1996
                                  -----------------------------------------------------------------------------
                                   Number       Average       Number       Average       Number       Average
                                     of        Price Per        of        Price Per        of        Price Per
                                   Shares        Share        Shares        Share        Shares        Share
                                  -----------------------------------------------------------------------------

Balance at January 1                 4,321                      3,738                      3,053
    Granted                          1,588        $ 9.50          794        $15.11        1,435        $19.32
    Exercised                                                     (63)        13.99         (743)         6.24
    Plutonic options retired
        (see note 3)                (1,033)        15.52
    Expired                           (435)        23.38         (148)        22.04           (7)        16.43
                                  ---------                  ---------                  ---------
Balance at December 31               4,441                      4,321                      3,738
                                  =========                  =========                  =========

Options exercisable at
    December 31                      2,136                      2,248                      1,933
Fair value of options granted
    during the year                               $ 3.03                     $ 4.95                      $4.35

         The fair value of each stock option is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions: an expected life of 1.2, 1.7 and 1.8 years from the vesting date (with incremental vesting over four years) for 1998, 1997 and 1996, respectively, expected volatility of 31%, 30.9% and 31.7% for 1998, 1997 and 1996, respectively, a dividend yield of 1% in each year, and a risk-free interest rate of 5.7%, 6.6% and 5.4% in 1998, 1997 and 1996, respectively.

          The  following  table  summarizes   information  about  stock  options
     outstanding at December 31, 1998:

                                         Options Outstanding                               Options Exercisable
                     ------------------------------------------------------------- ------------------------------------
     Range of                            Weighted-Average       Weighted-Average                    Weighted-Average
  Exercise Prices        Number            Remaining            Exercise Price        Number         Exercise Price
     Per Share        Outstanding       Contractual Life           Per Share       Exercisable          Per Share
 ------------------  ---------------  ---------------------   ------------------   -------------   ------------------

 $ 9.37 to $9.37          1,421              9.2 years                $ 9.37
   9.55 to 15.23          1,352              6.4 years                 13.96            718             $13.45
  15.78 to 19.13          1,191              5.3 years                 17.14            947              16.92
  19.70 to 39.79            477              3.1 years                 23.70            471              23.75
                     --------------                                               -------------
                          4,441                                                       2,136
                     ==============                                               =============

         At December 31, 1998 there were 0.3 million share rights (1997:0.2 million) outstanding under the 1996 plan. Share rights are converted into common stock when certain performance measurement or vesting criteria are met. During 1998, 91,000 shares valued at $0.8 million were converted into common stock.

         The Company elected to use the pro forma disclosure provisions of SFAS 123, "Accounting for Stock-Based Compensation," and has applied Accounting Principles Board Opinion 25 and related interpretations in accounting for its stock options. Accordingly, no compensation cost has been recognized for the Company's stock options. The compensation cost for share rights is being recognized based on the fair value of the Company's stock over the period that the performance measurement and vesting criteria are estimated to be met. Had compensation expense for the Company's stock options been determined based on the fair value of options at the grant dates as calculated in accordance with SFAS 123, the Company's net income and earnings per share for the years ended December 31, 1998, 1997 and 1996 would have been as follows:

                                     1998                                1997                                  1996
                      -------------------------------      -------------------------------       -------------------------------
                                            Loss                                 Loss                                Earnings
                         Net Loss        Per Share           Net Loss         Per Share           Net Income        Per Share
                      -------------------------------      -------------------------------       -------------------------------
As reported               $ (218,325)        $ (1.02)          $(230,606)         $ (1.10)            $ 45,765           $ 0.22
Pro forma                   (221,637)          (1.04)           (233,317)           (1.11)              43,637             0.21

     Other plans: Substantially all full-time United States employees of the Company are eligible to participate in the Company's defined contribution savings plans. The Company's matching contribution was approximately $1.9 million in 1998, $2.6 million in 1997 and $2.2 million in 1996.

Note 16:      Fair Value of Financial Instruments

     At December 31, 1998 and 1997 the carrying values of the Company's cash and equivalents, short-term investments, noncurrent investments, long-term debt and foreign currency options approximated their estimated fair values.

Note 17:      Shareholders' Equity

     On December 1, 1998 at a Special Meeting of Stockholders, Homestake Mining Company stockholders approved a restated Certificate of Incorporation. The restated certificate has increased the number of authorized shares of Homestake common stock from 250 million to 450 million, increased the number of authorized shares of Series A preferred stock from 2.5 million to
     4.5 million, created one share of special voting stock and made certain technical changes, primarily to reflect the existence of the special voting stock.

     HCI exchangeable shares: In connection with the 1998 acquisition of the minority interests in Prime (see note 3), HCI issued 11.1 million HCI exchangeable shares. Each HCI exchangeable share is exchangeable for one Homestake common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars), and other rights as one Homestake common share. The share of special voting stock, which was issued to the transfer agent in trust for the holders of the HCI exchangeable shares, provides the mechanism for holders of the HCI exchangeable shares to receive their voting rights. At December 31, 1998 the Company had reserved 11.1 million shares of common stock for issuance on exchange of the HCI exchangeable shares outstanding at that date.

     Stock rights: Each share of common stock includes and trades with a right which will become exercisable on a date designated by the Board of Directors following the commencement of, or announcement of an intent to commence, a tender offer by any person, entity or group for 15% or more of the Company's common stock and the HCI exchangeable shares, considered as a single class. When so exercisable, each right initially entitles the owner to purchase from the Company one one-hundredth of a share of Series A Participating Preferred Stock, par value $1 per share, at a price of $75 per share (the "Purchase Price"). Each one one-hundredth of a share of Series A Preferred Stock is equivalent to one Homestake common share with respect to voting and is entitled, on a quarterly basis, to the greater of a ten cent cash dividend or the dividend payable on one Homestake common share. In addition, if any person, entity or group (an "Acquiring Person") acquires 15% or more of the Company's common stock and the HCI exchangeable shares, considered as a single class, each right (whether or not previously exercisable) thereafter entitles the owner (other than an Acquiring Person or its affiliates and associates) to purchase for the Purchase Price the number of one one-hundredth of a share of Series A Preferred Stock equal to the Purchase Price divided by one-half of the market price of the Company's common stock. In lieu of the rights holder exercising such right, the Board of Directors has the option to issue, in exchange for each right, one-half of the number of shares of preferred stock (or common stock having a value equal to the Purchase Price) that would be issuable on exercise of the right. If the Board of Directors has not exchanged shares for the rights and the Company engages in a business combination with an Acquiring Person (or affiliate or associate thereof), the holder of rights will be entitled to purchase for the Purchase Price (i) common stock of the surviving company or its publicly-held affiliate having a market value equal to twice the Purchase Price, or (ii) common stock of the surviving company having a book value equal to twice the Purchase Price if the surviving company and its affiliates are not publicly held. The numbers of shares and the Purchase Price are subject to adjustment for stock dividends, stock splits and other changes in capitalization. The rights expire on October 15, 2007.

          Each HCI exchangeable share trades with an HCI right issued under the HCI rights agreement. The HCI rights entitle the holders to acquire additional HCI exchangeable shares at the same price and in the same amounts and circumstances in which holders of Company rights are entitled to acquire Company common stock.

Note 18:      Additional Cash Flow Information

     Cash paid for interest and for income and mining taxes is as follows:

                                                         1998                 1997                 1996
                                                     --------------------------------------------------------
Interest, net of amount capitalized                       $20,236             $ 19,506              $ 18,785
Income and mining taxes, net of refunds                    22,620               66,227                15,896

         Certain investing and financing activities of the Company affected its financial position but did not affect its cash flows. See note 3 for discussions of the noncash acquisitions of the interests in Prime, Plutonic, HGAL and the Mt Morgans mine.

Note 19: Contingencies

     Environmental Contingencies

     The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") imposes heavy liabilities on persons who discharge hazardous substances. The Environmental Protection Agency ("EPA") publishes a National Priorities List ("NPL") of known or threatened releases of such substances.

     Grants: Homestake's former uranium millsite near Grants, New Mexico is listed on the NPL. The total future cost for reclamation, remediation, monitoring and maintaining compliance at the Grants site is estimated to be $14 million.

         Pursuant to the Energy Policy Act of 1992, the United States Department of Energy ("DOE") is responsible for 51.2% of past and future costs of reclaiming the Grants site in accordance with Nuclear Regulatory Commission license requirements. Through December 31, 1998, Homestake had received $25.6 million from the DOE and the accompanying balance sheet at December 31, 1998 includes an additional receivable of $8.2 million (see notes 7 and 11) for the DOE's share of reclamation expenditures made by Homestake through 1998. Homestake believes that its share of the estimated remaining cost of reclaiming the Grants facility is fully provided in the financial statements at December 31, 1998.

         In 1983, the State of New Mexico made a claim against Homestake for unspecified natural resource damages resulting from the Grants tailings. New Mexico has taken no action to enforce its claim.

     Whitewood Creek: Deposits of tailings along an 18-mile stretch of Whitewood Creek formerly constituted a site on the NPL. Whitewood Creek was a site where mining companies operating in the Black Hills of South Dakota, including Homestake, placed mine tailings beginning in the nineteenth century. Some tailings placed in Whitewood Creek eventually flowed into the Belle Fourche River, the Cheyenne River and Lake Oahe. Homestake ceased the placement of mine tailings into Whitewood Creek in 1977 and for more than 21 years the Homestake mine has impounded all mine tailings that are not redeposited in the mine. The site was deleted from the NPL in 1996.

         In September 1997, the State of South Dakota filed an action against Homestake, alleging that Homestake's disposal of mine tailings in Whitewood Creek resulted in injuries to natural resources in Whitewood Creek, the Belle Fourche River, the Cheyenne River and Lake Oahe. The complaint also contained a pendent state law claim, alleging that the tailings constitute a continuing public nuisance. The complaint asks for abatement of the nuisance, damages in an unascertained amount, litigation costs and interest. In November 1997, the United States government and the Cheyenne River Sioux Tribe (the "Federal Trustees") filed a similar action alleging injuries to natural resources and seeking response costs, damages in unspecified amounts, litigation costs and attorneys fees. In its answers, Homestake denies that there has been any continuing damage to natural resources or nuisance as a result of the placement of tailings in Whitewood Creek. Homestake has also counterclaimed against the State of South Dakota and the Federal Trustees seeking cost recoupment, contribution and indemnity.

         Homestake, the State of South Dakota and the Federal Trustees are engaged in settlement discussions with respect to these actions. If settlement is not achieved, Homestake intends to vigorously defend these actions and to seek cost recoupment, contribution and indemnity from the State of South Dakota and the Federal Trustees for past and future expenditures. Homestake also expects to seek recovery, contribution and indemnity from other government entities and other persons who participated in ownership and/or operation of Whitewood Creek as a waste disposal site or who disposed of waste in the NRD Site.

     Other Contingencies

     In addition to the above, the Company is party to legal actions and administrative proceedings and is subject to claims arising in the ordinary course of business. The Company believes the disposition of these matters will not have a material adverse effect on its financial position or results of operations.

Note 20:      Foreign Currency, Gold and Other Commitments

     Foreign Currency Contracts

     Under the Company's foreign currency protection program, the Company has entered into a series of foreign currency option contracts which established trading ranges within which the United States dollar may be exchanged for foreign currencies by setting minimum and maximum exchange rates. Net unrealized losses on contracts outstanding at December 31, 1998 and 1997 were $24 million and $20.4 million, respectively. Other income for the years ended December 31, 1998, 1997 and 1996 includes income (losses) of $(34.3) million, $(28.5) million, and $1.6 million, respectively, related to this program. At December 31, 1998 the Company had foreign currency contracts outstanding as follows:

                       Amount Covered                   Rates to U.S. Dollars
                                             --------------------------------------     Expiration
Currency                (U.S. Dollars)          Put Options         Call Options           Dates
-----------------------------------------------------------------------------------
Canadian                      $138,000             0.69                 0.72               1999
Canadian                        89,420             0.69                 0.72               2000
Canadian                        59,110             0.66                 0.69               2001
Australian                      92,000             0.66                 0.69               1999
Australian                      68,620             0.64                 0.67               2000
Australian                      23,000             0.60                 0.63               2001
                          -------------
                              $470,150
                          =============

         In addition to amounts related to the foreign currency option contracts, the Company recorded mark-to-market foreign currency losses on intercompany debt of $5.7 million in 1998, $5.7 million in 1997, and $8.9 million in 1996 which also were included in other income. These foreign currency exchange losses are related to the Company's Canadian and Australian dollar denominated advances to its foreign subsidiaries.

     Gold and Silver Contracts

     Homestake's current hedging policy provides for the use of forward sales contracts to hedge up to 30% of each of the following ten year's expected annual gold production, and up to 30% of each of the following five year's expected annual silver production, at prices in excess of certain targeted prices. The policy also provides for the use of combinations of put and call option contracts to establish minimum floor prices.

         During 1998, 1997 and 1996, the Company delivered or financially settled 358,000, 656,000 and 508,400 ounces of its gold production into forward gold contracts at average prices of $359, $421 and $474 per ounce, respectively, and delivered 900,000 ounces of gold at a price of $325 per ounce under options contracts. During 1998, the Company also closed out and financially settled one million ounces of its Australian dollar-denominated forward gold contracts. The gain of $5 million realized on this transaction has been deferred and will be recorded in income as the originally designated production is sold. At December 31, 1998 the Company had committed 610,000 ounces of its future gold production for sale through the year 2005 under forward sales contracts as follows:

                            US $ Denominated                                 Australian $ Denominated
               --------------------------------------------         ---------------------------------------------
                                        Average Price                                         Average Price
   Year           (ounces)             (US$ per ounce)                 (ounces)             (US$ per ounce)*
----------------------------------------------------------------------------------------------------------------
   1999                 109,920             $415
   2000                  85,080              430                         24,800                   $322
   2001                  95,000              441                         24,800                    322
   2002                  95,000              457                         24,800                    322
   2003                  75,000              481                         24,800                    322
   2004                                                                  24,800                    322
   2005                                                                  26,000                    322
              ------------------                                   ------------------
                        460,000                                         150,000
              ==================                                   ==================

* Exchange rate of A$ = US$ 0.6112

         At December 31, 1998 the Company was a party to the following gold option contracts.

                            Put Options Owned                   Call Options Written
                     ---------------------------------   ------------------------------------
Currency                               Average Price                         Average Price     Exercisable
Denomination           (ounces)       (US$ per ounce)*     (ounces)        (US$ per ounce)        During
-------------------------------------------------------------------------------------------------------------
  United States           100,000         $293                100,000           $304               1999
  United States            30,000          350                 15,000            395               2000
    Australian            120,000          309                                                     1999
    Australian            120,000          318                                                     2000
    Australian            120,000          327                                                     2001
                     -------------                       -------------
                          490,000                             115,000
                     =============                       =============

* Exchange rate of A$ = US$ 0.6112

          At December 31, 1998 the Company also had forward sales contracts outstanding for approximately 7.2 million ounces of silver for delivery during 1999 through 2001 at an average price of $6.28 per ounce.

         The Company does not require or place collateral for its foreign currency and gold hedging derivatives. However, the Company minimizes its credit risk by dealing with only major international banks and financial institutions.

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

Note 21:      Segment Information

         In 1998, the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." The Company primarily is engaged in gold mining and related activities. Gold operations are managed and internally reported based on the following geographic areas: United States, Australia and Canada. The Company also has gold operations in Chile, other foreign exploration activities and a sulfur operation in the Gulf of Mexico which are included in "Corporate and All Other". Within each geographic segment, operations are managed on a mine-by-mine basis. However, due to each mine having similar characteristics, the Company has adopted the aggregation approach available under SFAS 131.

REPORTABLE SEGMENTS

                                                                                     Corporate
                                                 United                              and All        Reconciling
                                                 States    Australia     Canada       Other           Items          Total
                                               --------------------------------------------------------------------------------
1998
Revenues                                         $253,082    $ 292,808   $ 219,671    $ 37,887         $ (5,671)(a)   $797,777
Depreciation expense                               43,512       44,126      44,563       7,170                         139,371
Operating earnings (loss)                          41,423       27,544      61,572      (3,753)          (5,671)(a)    121,115
Exploration expense                                11,512       23,316       4,983      15,534                          55,345
Write-downs and unusual items                     123,641       65,736       3,835      10,445                         203,657
Capital expenditures                               23,412       40,095       8,925         891                          73,323
Property, plant and equipment                     129,671      426,710     533,013      11,470                       1,100,864
Total assets                                      169,678      540,323     683,828     587,427         (333,725)(a)  1,647,531
Production (equivalent ounces of gold)            691,472      925,700     890,450      24,119                       2,531,741

1997
Revenues                                         $246,401    $ 368,368   $ 261,167   $ 100,860(b)      $ (5,381)(a)   $971,415
Depreciation expense                               36,541       76,107      41,639       8,494                         162,781
Operating earnings (loss)                          10,608       27,059      87,922      60,787           (5,381)(a)    180,995
Exploration expense                                13,902       25,623       8,406      17,307                          65,238
Write-downs and unusual items                      38,872       92,603      19,536     134,304(c)                      285,315
Capital expenditures                               89,664       88,878      19,983       6,104                         204,629
Property, plant and equipment                     227,988      523,447     259,343      10,369                       1,021,147
Total assets                                      281,089      658,690     427,388     293,476          (51,109)(a)  1,609,534
Production (equivalent ounces of gold)            702,754      974,289     835,358      16,530                       2,528,931

1996
Revenues                                         $291,900    $ 378,751   $ 304,530    $ 35,489         $(12,224)(a)   $998,446
Depreciation expense                               35,707       62,992      45,894       7,259                         151,852
Operating earnings (loss)                          53,427       66,526     122,737         637          (12,224)(a)    231,103
Exploration expense                                11,861       29,844       9,751      15,907                          67,363
Write-downs and unusual items                                                            8,983                           8,983
Capital expenditures                               37,351      121,627       5,964       5,008                         169,950
Property, plant and equipment                     191,078      670,663     295,307     118,991                       1,276,039
Total assets                                      215,392      909,195     494,083     453,384         (132,724)(a)  1,939,330
Production (equivalent ounces of gold)            732,107      818,627     858,922       8,274                       2,417,930

a)       Primarily intercompany financing.
b)       Includes Santa Fe merger termination fee of $62.9 million.
c) Includes write-down of Homestake's investment in the Main Pass 299 sulfur mine of $107.8 million.

          Sales to individual customers exceeding 10% of the Company's 1998 consolidated revenues were as follows:

                               1998                1997                1996
                      -------------------------------------------------------
  Customer A                 $ 120,100
           B                   108,000           $ 100,000          $ 129,000
           C                    99,200             143,000            117,000
           D                    75,600                                 77,000


         Because of the active worldwide market for gold, Homestake believes that the loss of any of these customers would not have a material adverse impact on the Company.

Note 22:      Homestake Canada Inc.

         Homestake owns all of HCI's common shares outstanding. At December 31, 1998, HCI had 11.1 million HCI exchangeable shares outstanding all of which were held by the public (see notes 3 and 17). Summarized financial information for HCI is as follows:

                                                                       December 31,
                                                             1998                       1997
                                                       ----------------------------------------------

Current assets                                                 $ 149,102                   $ 160,966
Noncurrent assets                                                524,588                     260,278
                                                       ------------------        --------------------
       Total assets                                            $ 673,690                   $ 421,244
                                                       ==================        ====================

Notes payable to the Company                                   $ 144,002                    $ 23,459
Other current liabilities                                         40,837                      27,768
Long-term liabilities                                             15,882                      24,893
Deferred income and mining taxes                                 193,074                     101,090
Minority interests                                                                            96,877
Redeemable preferred stock
       held by the Company                                        36,167                      49,929
Shareholders' equity                                             243,728                      97,228
                                                       ------------------        --------------------
       Total liabilities and
           shareholders' equity                                $ 673,690                   $ 421,244
                                                       ==================        ====================

                                                           Year ended December 31,
                                        ------------------------------------------------------------
                                              1998                1997                   1996
                                        ------------------------------------------------------------

Total revenues                                 $ 218,978            $ 261,167             $ 317,821
Costs and expenses                               180,920              210,575               206,731
                                        -----------------   ------------------     -----------------
Income before taxes and
       minority interests                       $ 38,058             $ 50,592             $ 111,090
                                        =================   ==================     =================

Net income                                      $ 13,213              $ 9,953              $ 63,705
                                        =================   ==================     =================


REPORT OF INDEPENDENT AUDITORS



The Shareholders and Board of Directors of
Homestake Mining Company:

In our opinion, the accompanying consolidated balance sheets and the related statements of consolidated operations, shareholders' equity, comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of Homestake Mining Company and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
---------------------------------
PricewaterhouseCoopers LLP
San Francisco, California
February 1, 1999


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING


The accompanying consolidated financial statements of Homestake Mining Company and Subsidiaries are prepared by the Company's management in conformity with generally accepted accounting principles. Management is responsible for the fairness of the financial statements, which include estimates based on judgments.

     The Company maintains accounting and other control systems which management believes provide reasonable assurance that financial records are reliable for the purpose of preparing financial statements and that assets are properly safeguarded and accounted for. Underlying the concept of reasonable assurance is the premise that the cost of controls should not be disproportionate to the benefits expected to be derived from such controls. The Company's internal control structure is reviewed by its internal auditors and to the extent necessary by the external auditors in connection with their independent audit of the Company's consolidated financial statements.

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


/s/ Jack E. Thompson
--------------------
Jack E. Thompson
Chairman, President and Chief Executive Officer


/s/ David W. Peat
-----------------
David W. Peat
Vice President and Controller
(Chief Accounting Officer)

February 1, 1999

Quarterly Selected Data
(In thousands, except per share amounts)

                                  First                 Second           Third              Fourth
                                 Quarter                Quarter          Quarter            Quarter               Year
                              -------------------------------------------------------------------------------------------------
1998:
Revenues                           $216,217          $195,285          $ 183,429           $ 202,846           $ 797,777
Net income (loss)                    (6,586)(1)       (30,931)(2)       (182,226)(3)           1,418 (4)        (218,325)(1-4)

Per common share:
     Net income (loss)(9)           $ (0.03)(1)      $  (0.15)(2)      $   (0.86)(3)       $    0.01 (4)       $   (1.02)(1-4)
     Dividends paid (10)                                 0.05                                   0.05                0.10

1997:
Revenues                           $317,338          $226,060          $  217,737          $ 210,280           $ 971,415
Net income (loss)                    48,256 (5)       (64,857)(6)        (155,561)(7)        (58,444)(8)        (230,606)(5-8)

Per common share:
     Net income (loss) (9)         $   0.23 (5)      $  (0.31)(6)      $    (0.74)(7)      $   (0.28)(8)       $   (1.10)(5-8)
     Dividends paid (10)               0.05              0.05                                   0.05                0.15

1. Includes business combination and integration costs of $2.7 million ($2.8 million pretax) or $0.01 per share and charges of $5.9 million ($8.9 million pretax) or $0.03 per share related to the restructuring of the Homestake mine.
2. Includes business combination and integration costs of $15 million ($17.9 million pretax) or $0.07 per share and reductions in the carrying values of resource assets of $2.6 million ($2.9 million pretax) or $0.02 per share.
3. Includes write-downs and unusual charges of $165.9 million ($187.9 million pretax) or $0.78 per share including (i) reductions of $115.4 million ($135.9 million pretax) in the carrying values of resource assets, (ii) an increase of $35 million ($35 million pretax) in estimated accruals for remediation and reclamation expenditures, (iii) write-downs of $7.3 million ($7.9 million pretax) of noncurrent investments, and (iv) other charges of $8.2 million ($9.1 million pretax).
4. Includes a reduction in business combination and integration costs of $1 million ($1.6 million pretax) and write-downs and unusual charges of $3.9 million ($3.9 million pretax) or $0.01 per share including (i) reductions of $2.6 million ($2.6 million pretax) in the carrying values of resource assets, (ii) an increase of $1 million ($1 million pretax) in estimated accruals for reclamation expenditures, and (iii) write-downs of $0.3 million ($0.3 million pretax) in noncurrent investments.
5. Includes a gain of $47.2 million ($62.9 million pretax) or $0.22 per share on the fee received upon termination of Homestake's merger agreement with Santa Fe Pacific Gold Corporation and a gain of $8.1 million ($13.5 million pretax) or $0.04 per share on the sale of the George Lake and Back River joint venture interests in the Northwest Territories of Canada.
6. Includes write-downs and unusual charges of $50 million ($65.1 million pretax) or $0.24 per share including (i) a reduction of $31.9 million ($45 million pretax) in the carrying value of resource assets, (ii) write-downs of $14.5 million ($14.5 million pretax) of certain mining investments, and
     (iii) other charges of $3.6 million ($5.6 million pretax).
7. Includes write-downs and unusual charges of $145.1 million ($183.6 million pretax) or $0.69 per share including (i) a write-down of $84.9 million ($107.8 million pretax) in Homestake's investment in the Main Pass 299 sulfur mine, (ii) a reduction of $18.2 million ($24.3 million pretax) in the carrying values of resource assets, (iii) an increase of $21.5 million ($29.1 million pretax) in the estimated accrual for future reclamation expenditures, (iv) write-downs of $14.7 million ($16.5 million pretax) of certain mining investments, and (v) other charges of $5.8 million ($5.9 million pretax) primarily related to foreign exchange losses on intercompany redeemable preferred stock.
 8. Includes write-downs and unusual charges of $29.8 million ($36.6 million pretax) or $0.14 per share including (i) a reduction of $10 million ($15.4 million pretax) in the carrying values of resource assets, (ii) write-downs of $16.4 million ($16.9 million pretax) of certain mining investments, and
     (iii) other charges of $3.3 million ($4.3 million pretax) primarily losses on an intercompany gold loan.
 9. Basic and diluted earnings per share.
10. Homestake only.

Five-Year Selected Data (1)
(In thousands, except per share amounts)

                                        1998             1997              1996              1995            1994
                                  ----------------------------------------------------------------------------------
Revenues                             $  797,777       $  971,415        $  998,446       $  949,251      $  829,935
Net income (loss)                      (218,325)(2)     (230,606)(3)        45,765(4)        49,942          93,631(5)
Net income (loss) per share (6)           (1.02)(2)        (1.10)(3)          0.22(4)          0.25            0.47(5)

Total assets                          1,647,531        1,609,534         1,939,330        1,673,390       1,460,968
Long-term debt                          357,410          374,593           254,668          274,292         188,085
Other long-term obligations             168,178          152,610           123,475          127,558         111,065
Deferred income
        and mining taxes                230,567          161,862           218,379          202,607         147,278
Minority interests                        7,825          108,116           103,960          100,380          94,140
Shareholders' equity                    735,832          683,505         1,023,825          848,640         799,376

Dividends per share (7)                    0.10             0.15              0.20             0.20           0.175

1. Five-year selected financial data reflects the 1998 combination of Homestake and Plutonic on a pooling-of-interests basis, accordingly all periods include the results of Plutonic.
2. Includes business combination and integration costs of $16.7 million ($19.1 million pretax) or $0.08 per share and write-downs and other unusual charges of $178.3 million ($203.6 million pretax) or $0.83 per share including (i) a reduction in the carrying values of resource assets of $120.6 million ($141.4 million pretax), (ii) an increase in the estimated accrual for remediation and reclamation expenditures of $36 million ($36 million pretax), (iii) Homestake mine restructuring charges of $5.9 million ($8.9 million pretax), (iv) write-downs of investments of $7.6 million ($8.2 million pretax), and (v) other charges of $8.2 million ($9.1 million pretax).
3. Includes a gain of $47.2 million ($62.9 million pretax) or $0.22 per share on the fee received upon termination of Homestake's merger agreement with Santa Fe Pacific Gold Corporation, a gain of $10.4 million ($10.4 million pretax) or $0.05 per share with respect to the cancellation of an option to acquire Great Central Mines Limited, and a gain of $8.1 million ($13.5 million pretax) or $0.04 per share on the sale of the George Lake and Back River joint venture interests in the Northwest Territories of Canada, and write-downs and unusual charges of $224.9 million ($285.3 million pretax) or $1.07 per share including (i) a write-down of $84.9 million ($107.8 million pretax) in Homestake's investment in the Main Pass 299 sulfur mine,
     (ii) a reduction of $60.1 million ($84.7 million pretax) in the carrying values of resource assets, (iii) write-downs of $45.7 million ($47.9 million pretax) of certain investments, (iv) an increase of $21.5 million ($29.1 million pretax) in the accrual for estimated future reclamation expenditures, and (v) other charges of $12.7 million ($15.8 million pretax) consisting primarily of foreign exchange losses on intercompany redeemable preferred stock and losses on an intercompany gold loan.
4. Includes income of $24 million or $0.11 per share from a reduction in the Company's accrual for prior year income taxes, a gain of $7.9 million ($7.9 million pretax) or $0.04 per share from the sale of the investment in Eagle Mining Corporation NL, a foreign currency exchange loss on intercompany advances of $7.4 million ($8.9 million pretax) or $0.04 per share primarily related to the Company's Canadian-dollar denominated advances to HCI, write-downs of $8.3 million ($9 million pretax) or $0.04 per share in the carrying values of investments in mining company securities, and proceeds of $4.9 million ($5.5 million pretax) or $0.02 per share from a litigation recovery.
5. Includes a gain of $12.6 million ($15.7 million pretax) or $0.06 per share on the sale of the Company's interest in the Dee mine and a gain of $11.2 million ($11.2 million pretax) or $0.06 per share on dilution of the Company's interest in Prime.
6.   Basic and diluted earnings per share.
7.   Homestake only.


Common Stock Price Range
(Prices as quoted on the New York Stock Exchange)

                              First           Second             Third             Fourth
                             Quarter          Quarter           Quarter            Quarter             Year
                            -------------------------------------------------------------------------------------
1998:      High                 $11.19            $13.13            $12.69             $15.00             $15.00
           Low                    7.69              9.31              8.69               8.38               7.69

1997:      High                 $16.63            $15.25            $15.38             $15.56             $16.63
           Low                   13.13             12.75             12.31               8.31               8.31
