Form 10-K, Exhibit 13
period 1999-12-31
HOMESTAKE MINING CO /DE/
filed 2000-03-27
CIK 743872

                                  Exhibit 13

Index to Exhibit 13:

Selected information from the 1999 Annual Report to Shareholders is incorporated by reference in the Form 10-K and such information is herewith filed electronically as Exhibit 13. Such selected information is listed below. Noted page references correspond to pagination in the 1999 Annual Report to Shareholders.

                                                          Annual Report Page
Management's Discussion and Analysis                            24-33

Consolidated Financial Statements                               34-38

Notes to Consolidated Financial Statements                      39-55

Report of Independent Accountants                               56

Management's Responsibility for Financial Reporting             56

Quarterly Selected Data                                         57

Common Stock Price Range                                        57

Five-Year Selected Data                                         58

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Years Ended December 31, 1999, 1998 and 1997

(Unless otherwise stated, the following information relates to amounts included in the consolidated financial statements, without reduction for minority interests. Homestake reports per ounce production costs in accordance with the "Gold Institute Production Cost Standard".)

     On April 29, 1999, Homestake completed the acquisition of Argentina Gold Corp. ("Argentina Gold"), a publicly-traded Canadian gold exploration company. Homestake issued 20.9 million common shares to acquire all of the shares of Argentina Gold. The transaction has been accounted for as a pooling of interests and accordingly, Homestake's consolidated financial statements include Argentina Gold for all periods presented. Argentina Gold's principal asset is its 60% interest in the Veladero property located in northwest Argentina along the El Indio gold belt.

RESULTS OF OPERATIONS

Summary

     Homestake recorded net income of $4.9 million or $0.02 per share in 1999 compared to net losses of $233.8 million or $1.01 per share and $233.4 million or $1.02 per share in 1998 and 1997, respectively. The 1999 net income includes write-downs and unusual items amounting to $20.5 million or $0.08 per share compared to write-downs and unusual items amounting to $205.5 million or $0.89 per share in 1998 and $159.2 million or $0.70 per share in 1997.

     Excluding the effect of the write-downs and unusual items, Homestake recorded net income of $25.4 million or $0.10 per share in 1999 compared to net losses of $28.3 million or $0.12 per share in 1998 and $74.2 million or $0.32
per share in 1997.   The improvement in 1999 results compared to 1998 primarily was due to lower operating costs, lower exploration expense, mark-to-market foreign currency exchange gains and lower minority interest charges, partially offset by lower gold prices. The lower 1998 loss compared to 1997 was due to lower operating costs, lower depreciation and exploration expenses and lower income taxes, partially offset by lower gold prices and mark-to-market foreign exchange losses.

   A summary of significant write-downs and unusual items in 1999, 1998 and 1997 follows:

Significant Write-downs and Unusual Items
(after tax in millions of dollars)                        1999              1998               1997
-----------------------------------------------------------------------------------------------------
Resource asset write-downs                               $ (8.9)           $(130.8)           $ (60.1)
Increase in the estimated accrual for remediation
     and reclamation expenditures                          (3.3)             (36.0)             (21.5)
Write-downs of noncurrent investments                      (3.5)              (7.6)             (45.7)
Business combination and
     integration costs                                     (4.8)             (17.0)
Homestake mine restructuring charges                                          (5.9)
Write-down of Homestake's investment
     in the Main Pass 299 sulfur mine                                                           (84.9)
Gain on termination of Santa Fe merger                                                           47.2
Other                                                                         (8.2)               5.8
-----------------------------------------------------------------------------------------------------
                                                         $(20.5)           $(205.5)           $(159.2)
-----------------------------------------------------------------------------------------------------

Gold Operations

Summary

                                                          1999        1998        1997
----------------------------------------------------------------------------------------
Revenues (millions of dollars)                            $671.6      $782.2      $863.6

Gold equivalent sales (thousands of ounces)                2,417       2,602       2,549

Gold equivalent production (thousands of ounces)
        Consolidated                                       2,390       2,532       2,529
        Attributable                                       2,390       2,258       2,266

Average realized price ($ per ounce)                      $  290      $  312      $  353
Average spot price ($ per ounce)                             279         294         331

Consolidated production costs ($ per ounce)
        Total cash cost                                   $  192      $  202      $  246
        Total production cost                                246         258         303
----------------------------------------------------------------------------------------


     Revenues from gold, ore and concentrate sales decreased 14% to $671.6 million during 1999 from 1998 reflecting a 7% decline in the averaged realized gold price and a 7% reduction in sales volumes. The lower sales volumes in 1999 were attributable to a 6% decline in consolidated gold equivalent production reflecting lower production in the United States and Australia, partially offset by higher production in Canada. The 9% decrease in revenues in 1998 from 1997 was due to a 12% decline in average realized gold prices, partially offset by a 2% increase in sales volumes. Lower realized prices in 1999 compared to 1998, and in 1998 compared to 1997, primarily were due to lower average spot gold prices, which declined by 5% and 11%, respectively, during these periods. The Company's hedging activities increased revenues by approximately $28 million, $47 million and $25 million in 1999, 1998 and 1997, respectively.

     The 6% decline in consolidated gold production in 1999 reflects 10% lower production in the United Sates and Australia, offset by a 2% increase in production in Canada. Lower production from United States operations primarily reflects reduced production from the Open Cut at the Homestake mine. Lower production in Australia reflects reduced throughput rates for a portion of 1999 at the Kalgoorlie operations and the absence of production from the Mt Morgans mine, which ceased operation in November 1998. Higher production from Canadian operations reflects increased ore and concentrate shipments at the Eskay Creek mine and increased production from the Hemlo operations, partially offset by reduced production from the Snip mine, which ceased operation in June 1999. Attributable production increased by 6% during 1999 reflecting Homestake's December 1998 acquisition of the minority interests in Prime Resources Group Inc. ("Prime").

Consolidated Production Costs per Ounce

(per ounce of gold)                             1999          1998           1997
-----------------------------------------------------------------------------------
Direct mining costs                            $ 176            $ 185         $ 222
Deferred stripping adjustments                    (3)               1             5
Costs of third-party smelters                     14               12            14
Other                                                                             1
-----------------------------------------------------------------------------------
Cash Operating Costs                             187              198           242
Royalties                                          4                3             3
Production taxes                                   1                1             1
-----------------------------------------------------------------------------------
Total Cash Costs                                 192              202           246
Depreciation and amortization                     48               50            54
Reclamation                                        6                6             3
-----------------------------------------------------------------------------------
Total Production Costs                         $ 246            $ 258         $ 303
-----------------------------------------------------------------------------------

     Total cash costs per ounce in 1999 decreased by 5% compared to 1998 due to continued cost reduction efforts, increased production at the low-cost Eskay Creek mine and a decrease in production at the higher-cost Homestake mine, partially offset by higher average Australian exchange rates. The 18% reduction in total cash costs per ounce in 1998 compared to 1997 reflects cost reduction efforts, weaker Australian and Canadian currencies, the impact of initial production at the low-cost Ruby Hill mine, higher production at the low-cost Eskay Creek mine and a decrease in production at the higher-cost Homestake mine.

     Homestake's total noncash cost per equivalent ounce was $54 during 1999 compared to $56 and $57 per ounce during 1998 and 1997, respectively. Noncash costs per ounce decreased slightly in 1999 primarily due to asset write-downs in 1998 and the absence of depreciation and reclamation charges at the Snip mine, which was closed in 1999, partially offset by additional depreciation charges relating to the Prime acquisition.

     Consolidated total cash costs per equivalent ounce have been derived from amounts included in revenues and production costs in the Statements of Consolidated Operations as follows:

Reconciliation of Total Cash Costs per Ounce to Financial Statements

(millions of dollars, except per ounce amounts)                   1999          1998          1997
-------------------------------------------------------------------------------------------------------
Production Costs per Financial Statements                          $473.8        $537.3        $627.6
Costs not included in Homestake's
    production costs:
    Costs of third-party smelters/a/                                 35.0          32.4          34.5
    Production costs of consolidated joint ventures                  (4.5)         (4.6)         (3.3)
    Production costs of equity-accounted investments                  1.9           1.9           1.9
Sulfur and oil production costs                                     (23.1)        (24.2)        (25.4)
Reclamation accruals                                                (14.7)        (13.4)         (9.0)
By-product silver revenues                                           (2.7)         (3.1)         (2.6)
Inventory movements and other                                        (7.6)        (13.8)         (6.4)
-------------------------------------------------------------------------------------------------------
Production Costs for Per Ounce Calculation                         $458.1        $512.5        $617.3
-------------------------------------------------------------------------------------------------------
Ounces Produced During the Year (in thousands)                      2,390         2,532        2,529/b/
-------------------------------------------------------------------------------------------------------
Total Cash Costs Per Ounce                                         $  192        $  202        $  246
-------------------------------------------------------------------------------------------------------

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

United States

     United States operations produced 624,200 ounces of gold at a total cash cost of $207 per ounce during 1999 compared to production of 691,500 ounces at a cash cost of $221 per ounce during 1998 and 702,800 ounces at a cash cost of $286 per ounce during 1997.

     At the Homestake mine in South Dakota, production in 1999 decreased to 212,700 ounces at a cash cost of $261 per ounce from 277,400 ounces at a cash cost of $249 per ounce in 1998 and 397,300 ounces at a cash cost of $310 per ounce in 1997. The lower production and higher cash costs during 1999 reflect significantly lower production from the lower-cost Open Cut. Mining at the Open Cut was completed in September 1998 and open-cut production since that time has been derived from processing lower-grade residual stockpiles, which were depleted in December 1999. In 1998, the underground operations at the Homestake mine were restructured, and as a result, the workforce was reduced by 450 employees, parts of the mine were closed and mining was concentrated on substantially fewer production levels. Lower production and cash costs during 1998 compared to 1997 reflect the restructuring of the underground operations and an increase in the rate of processing the lower-cost, lower-grade Open Cut ore. The Homestake mine is expected to produce approximately 200,000 ounces in 2000 solely from the underground operations.

     At the Ruby Hill mine in Nevada, which commenced commercial production January 1, 1998, gold production in 1999 increased to 123,800 ounces at a cash cost of $104 per ounce compared to 116,500 ounces in 1998 at a cash cost of $122 per ounce. Higher production and lower cash costs primarily reflect higher ore grades, partially offset by fewer tons processed.

     Production at the McLaughlin mine in northern California totaled 121,500 ounces at a cash cost of $223 per ounce in 1999 compared to 128,700 ounces at a cash cost of $219 per ounce during 1998 and 118,500 ounces at a cash cost of $254 per ounce during 1997. Mining operations at the McLaughlin mine were completed in 1996 and since that time the operation has processed stockpiled ore through a conventional carbon-in-pulp circuit. The lower production and higher cost per ounce in 1999 is due to lower ore grades as the higher-grade stockpiles were depleted in the third quarter of 1999. The decrease in cash costs per ounce during 1998 compared to 1997 is due to higher grades and cost containment measures. Production in 2000 is expected to decrease slightly and cash costs to increase due to a decline in the grade of the ore to be processed. At currently anticipated production rates, the stockpiles are expected to be depleted in 2002.

     Homestake's 25% share of 1999 gold production from the Round Mountain mine in Nevada was 135,500 ounces at a cash cost of $198 per ounce, compared to 127,600 ounces at a cash cost of $220 per ounce in 1998 and 120,000 ounces at a cash cost of $226 per ounce in 1997. The increase in production and decrease in costs during 1999 is due to an increase in the tonnage and grade of ore placed on the dedicated leach pad and a significantly higher average grade of ore processed through the mill. The higher production and lower cash costs per ounce in 1998 resulted from increases in mill ore grades, recovery and the amount of course gold encountered during milling operations, partially offset by lower tonnage leached on the reusable pad.

Canada

     Canadian gold production increased to 905,900 equivalent ounces at a total cash cost of $157 per ounce during 1999 compared to production of 890,400 equivalent ounces at a cash cost of $166 per ounce during 1998 and 835,400 equivalent ounces at a cash cost of $186 per ounce during 1997.

     Production at the Eskay Creek mine, consisting of payable gold and silver in ore and concentrates sold, increased to 558,400 equivalent ounces of gold during 1999 from 504,800 and 417,300 equivalent ounces in 1998 and 1997, respectively. Cash costs per equivalent ounce, including third-party smelter costs, decreased slightly to $131 during 1999 from $133 per equivalent ounce during 1998 and $157 per equivalent ounce during 1997. The increase in 1999 production primarily is due to increased ore and concentrate shipments, partially offset by lower ore grades mined. The increase in 1998 production primarily was due to production from the gravity/flotation mill, which was commissioned in December 1997, and the effect of a lower gold/silver equivalency ratio. Eskay Creek silver production is converted to gold equivalent production using the ratio of the gold market price to the silver market price. During 1999, the Company converted silver to gold using an equivalency factor of 52.7 ounces of silver equals one ounce of gold compared to equivalency factors of
52.6 ounces and 68.2 ounces of silver equals one ounce of gold in 1998 and 1997, respectively. Cash costs per equivalent ounce declined in 1998 compared to 1997 due to the lower-cost production from the mill and the weaker Canadian dollar.

     Homestake's share of production from the Hemlo mining camp in Ontario, which encompasses the Williams and David Bell mines and the Quarter Claim royalty interest, amounted to 305,200 ounces at a cash cost of $197 per ounce in 1999 compared to 286,300 ounces at a cash cost of $210 per ounce in 1998 and 302,500 ounces at a cash cost of $216 per ounce in 1997. In mid-1999, the David Bell mill was decommissioned and, since that time, both David Bell and Williams ore have been processed at the lower-cost Williams mill. Production from the Hemlo mines in 1999 increased 7% and cash costs per ounce decreased 6% from the prior year primarily due to higher ore grades at the Williams mine and the recovery of 4,700 ounces from the clean up of the David Bell mill following closure, partially offset by lower ore grades at the David Bell mine. The lower production from the Hemlo mines in 1998 compared to 1997 primarily was attributable to lower ore grades, partially offset by increased throughput at the Williams mine.

     During 1999, production from the Snip mine located in British Columbia was 42,300 ounces at a cash cost of $208 per ounce compared to 99,300 ounces at a cash cost of $205 per ounce during 1998 and 115,600 ounces at a cash cost of $213 per ounce during 1997. All mining and milling activities at the Snip mine were completed during the second quarter of 1999 as the mine's reserves were depleted. All active reclamation activities were completed early in the fourth quarter of 1999.

Australia

     Western Australia gold production of 835,500 ounces at a total cash cost of $219 per ounce during 1999 compares to production of 925,700 ounces at a cash cost of $224 per ounce during 1998 and 974,300 ounces at a cash cost of $269 per ounce during 1997.

     Homestake's 50% share of production from the Kalgoorlie operations totaled 360,100 ounces at a cash cost of $235 per ounce during 1999 compared to 390,200 ounces at a cash cost of $229 per ounce during 1998 and 425,900 ounces at a cash cost of $259 per ounce during 1997. The decreases in production in 1999 and 1998 primarily are due to lower throughput as a result of mechanical difficulties encountered at the Fimiston SAG mill. From June 1998, until a permanent replacement gear was installed in May 1999, structural cracks in the mill's ring gear required that the mill be operated at a reduced rotation speed to minimize stress on the gears, which limited capacity. During 1999, the Company received insurance proceeds of $4.8 million related to the ring gear failure. Further, as yet undetermined, recoveries are expected in 2000. Cash costs per ounce in 1999 increased as a result of a slightly stronger Australian dollar and a temporary increase in mining costs associated with an interim mining agreement with the contract miner, partially offset by the ring gear insurance proceeds. Production in 1998 also was lower than in the previous year due to a decrease in production at the Mt Charlotte mine. The decrease in cash costs in 1998 from 1997 primarily reflects a weakening of the Australian dollar. During the third quarter of 1999, Homestake and its 50% joint venture partner Normandy Mining Ltd. ("Normandy") began progressively transferring Super Pit mining operations from a mining contractor to owner mining. Once conversion to owner mining is completed in the first quarter of 2000, Homestake expects Super Pit cash operating costs to be significantly reduced.

     In July 1999, development was suspended and a 40-person reduction in workforce at the Mt Charlotte underground mine was announced. Mining activities since that time have concentrated on previously developed ore blocks. The current mine plan extends to August 2000, but performance of the mine will be monitored to determine whether the operation will continue until that date.

     Gold production at the Yilgarn operations, which consist of the Plutonic, Lawlers and Darlot mines, was 453,900 ounces at a cash cost of $208 per ounce in 1999 compared to 459,400 ounces at a cash cost of $218 per ounce in 1998 and 427,300 ounces at a cash cost of $252 per ounce in 1997. Production at the Plutonic mine totaled 236,500 ounces at a cash cost of $221 per ounce in 1999 compared to 255,500 ounces at a cash cost of $226 per ounce in 1998 and 274,600 ounces at a cash cost of $234 per ounce in 1997. Production decreased in 1999 compared to 1998 primarily due to a lower average ore grade milled, and in 1998 compared to 1997 primarily due to lower ore grades and lower mill throughput as the mine began its conversion from an open pit to an underground mining operation following depletion of the Main Pit at the end of 1997. During 1999 and 1998, the processing of underground ore was supplemented with ore from lower grade open-pit stockpiles, which enabled the mill to operate at full capacity. During 1999, ore sourced from the underground operations comprised 65% of total production compared to 41% and 26% in 1998 and 1997, respectively.

     Production at the Darlot mine continued to increase and cash costs per ounce continued to decrease in 1999 as a result of the commencement of mining in the higher-grade Centenary underground orebody in late 1998. Darlot production in 1999 amounted to 113,100 ounces at a cash cost of $198 per ounce compared to production of 77,500 ounces at a cash cost of $250 per ounce in 1998 and 65,200 ounces at a cash cost of $320 per ounce in 1997. Production in 1999 also benefited from the completion of a mill upgrade, which has improved recoveries.

     Production at the Lawlers mine totaled 104,300 ounces in 1999 compared to 126,400 and 87,500 ounces in 1998 and 1997, respectively. The Lawlers mine now is exclusively an underground operation. Production in 1999 decreased 17% as a result of the completion of open-pit mining in October 1998 and reduced ore grades resulting from difficulties associated with developing high-grade ore sources in the second half of the year. Production in 1998 increased 44% from 1997 due to higher grades and increased throughput, primarily from the New Holland and Fairyland deposits. Cash costs per ounce increased 4% to $189 per ounce in 1999 as the effect of lower production and higher average exchange rates largely were offset by lower operating costs and improved operating efficiencies. Cash costs per ounce declined to $181 per ounce in 1998 compared to

$260 per ounce in 1997 as a result of lower costs in conjunction with higher production.

     During 1998, mining operations were completed at the then 80%-owned Mt Morgans mine and at the 66.7%-owned Peak Hill mine. Processing of lower-grade stockpiles continued at the Mt Morgans mine until November 1998 and at the Peak Hill mine until November 1999. Homestake is continuing active exploration in the vicinity of these properties.

Main Pass 299

     The Company has a 16.7% undivided interest in the Main Pass 299 sulfur mine and oil recovery operations in the Gulf of Mexico. Homestake recorded Main Pass 299 operating losses of $3.8 million in 1999 compared to operating losses of $5.3 million during 1998 and $3.6 million in 1997. The lower 1999 loss in comparison to 1998 reflects higher sales prices, partially offset by lower sales volumes, for both sulfur and oil, and lower depreciation charges as the oil assets were fully depreciated at the end of 1998. Results in 1998 compared to 1997 reflect lower sales prices and volumes, and higher per unit operating costs.

     During 1997, due to a prolonged period of low sulfur prices and Homestake's assessment of estimated future cash flows from sulfur operations, the Company wrote-down to zero its then carrying value of $107.8 million of the Main Pass 299 sulfur fixed assets.

     The Main Pass 299 sulfur operating agreement provides that each participant pays its share of capital and operating costs, and has the right to take its share of production in kind in proportion to its undivided interest. In certain circumstances, Homestake can make an annual election to not take its share of the following year's production and not pay for the operating costs related to that year's production.

     In the fall of 1999, Homestake exercised its right under the sulfur joint operating agreement to not take and not pay for its share of the sulfur production in the year 2000. In December 1999, Freeport-McMoRan Sulphur LLC ("FMS") denied that Homestake had the right to make the election or that Homestake had made the election on a timely basis. Homestake filled suit in Delaware seeking a declaratory judgement affirming that it had the right to make the election and that it had made the election on a timely basis. Subsequently, FMS has refused to pay to Homestake amounts due to it, including amounts due under the oil and gas operating agreement, contending that it has a right to offset those amounts against amounts it claims to be due under the sulfur operating agreement. Homestake has amended its complaint in Delaware seeking damages against FMS for failing to pay the amounts due. FMS has filed its answer disputing Homestake's contention and also seeking declaratory relief and damages.

     In January 2000, FMS announced that it had reduced its proved sulfur reserves at year end 1999 to 13.7 million long tons, compared to 52.4 million long tons at December 31, 1998. In its announcement, FMS stated that "Although our estimate of physically producible sulfur has not changed, we have reduced our estimates of commercially recoverable reserves primarily based on our expectations of decreased production rates at the mine, partially offset by anticipated decreases in costs. These factors have also caused us to reduce the expected useful life if the mine from 30 years to 10 years, which will result in an increase in abandonment and reclamation accruals by approximately $3.0 million per year. The price of sulfur is a critical factor in the determination of commercially recoverable reserves. A future increase in sulfur prices could result in a restoration of the reserves being reduced at year-end 1999."

     Based on the foregoing announcement, Homestake has reduced its share of reserves at the mine to 2.3 million tons as of December 31, 1999. Homestake's total estimated reclamation liability with the respect to its 16.7% of the sulfur interest is $9.5 million, of which $1.7 million was accrued at December 31, 1999.

Other income (loss) of $40.8 million in 1999 compares to $(24.7) million in 1998 and $63.7 million in 1997. Other income includes pretax unrealized foreign currency gains of $26.7 million in 1999, primarily with respect to foreign currency option contracts and intercompany advances, compared to losses of $38.7 million and $33.8 million during 1998 and 1997, respectively. Other income in
1998 also includes gains on sales of investments of $5.3 million.   In 1997,
other income also includes gains of $62.9 million related to the fee received on termination of the merger with Santa Fe Pacific Gold Corporation ("Santa Fe"), $10.4 million related to an agreement to sell a right to cancel the Company's option to acquire shares of Great Central Mines Limited, and $13.5 million from the sale of the George Lake and Back River joint venture interests.

Depreciation, depletion and amortization declined to $134.5 million during 1999 from $139.4 million during 1998 and $162.8 million during 1997. Depreciation expense decreased in 1999 and 1998 following the asset write-downs recorded in 1998 and 1997.

Administrative and general expense declined to $42.0 million during 1999 from $46.8 million during 1998 and $49.5 million during 1997. Reduced administrative and general expenses in 1999 are the result of continuing cost reduction efforts. In July 1999, the Company announced its intent to reduce overhead costs by an additional 10%, which together with reduced exploration spending, is expected to reduce costs by up to $30 million annually.

Exploration expense decreased to $39.5 million in 1999 compared to $59.9 million in 1998 and $67.6 million in 1997. Expenditures in 1999 include $2.6 million of exploration expenses incurred by Argentina Gold on the Veladero joint venture property prior to Homestake's acquisition, $3.2 million incurred by Homestake subsequent to the acquisition and $1.1 million for metallurgical studies on the Jeronimo deposit at the Agua de la Falda property in northern Chile. Expenses related to in-mine definition drilling at Homestake's operating mines are included in the individual mine operating expenses and cost per ounce calculations. The reduced exploration spending levels reflect general gold industry trends and an increased exploration focus following the acquisitions of Plutonic in 1998 and Argentina Gold in 1999. Homestake has withdrawn from northern Latin America and Eastern Europe and is concentrating its exploration resources on existing major projects and on the extensive land packages in prime gold belts associated with these acquisitions. The Company currently plans to spend approximately $30 million on exploration activities during 2000, primarily around existing operations and on advanced exploration projects that have the greatest prospect of creating commercially viable mines. In addition, the Company expects to spend approximately $14.2 million on resource development at the Veladero and Jeronimo projects in 2000.

Resource asset write-downs: During 1999, the Company reviewed the carrying values of its gold mining operations using $325 per ounce gold price. Based on this review, the Company determined that none of its mining operations was impaired. However, the Company recorded resource asset write-downs of $11.7 million including $10 million to write-off certain exploration properties acquired as part of the Plutonic acquisition and $1.7 million to reduce the carrying value of redundant equipment at the Kalgoorlie operations in Australia. In addition, the Company recorded a $3.5 million write-down related to an investment in an exploration joint venture in Eastern Europe following a decision to exit the venture.

     During 1998, the Company reviewed the carrying values of its gold mining operations also using a $325 per ounce gold price. As a result of that review, the Company determined that certain assets were impaired and that write-downs were required to reduce the carrying values of those assets. Based on estimated future cash flows, the Company did not expect to recover its remaining investments in property, plant and equipment at the Homestake and Mt Charlotte mines. Accordingly, the Company recorded write-downs of $76.1 million and $38.4 million reducing the remaining carrying values of property, plant and equipment at the Homestake and Mt Charlotte mines, respectively, to zero. The Company also recorded write-downs of $37.1 million related to other mineral properties, including $22.3 million and $10.2 million related to mineral properties acquired as part of the Plutonic and Argentina Gold acquisitions.

     In 1997, the Company reviewed the carrying values of its gold mining operations and determined that impairment existed and that write-downs were required to reduce the carrying values of several of its assets with short remaining lives. As a result, write-downs were recorded related to the Mt Morgans and Peak Hill mines, the Pinson mine, the Homestake mine's Open Cut, low-grade stockpiled ore and exploration properties at certain locations in Western Australia and redundant mining equipment at the Kalgoorlie operations.

Environmental: During 1999, following an environmental audit, the Company recorded a provision of $5.2 million for additional reclamation costs at certain non-operating properties in Australia acquired as a result of the Plutonic acquisition.

     During 1998, the Company recorded a provision for estimated additional remediation and related reclamation costs at the Homestake mine of $35 million. The recognition of this liability was caused by the findings of an environmental audit and changes in the operation's mining plans.

     During 1997, the Company increased reclamation accruals for certain of its non-operating properties by $29.2 million, including the Santa Fe and Nickel Plate mines and the Grants uranium complex to reflect revised estimates, changed conditions and more stringent future reclamation requirements.

Income and mining taxes: Homestake's consolidated income and mining tax expense was $7.4 million in 1999, compared to tax benefits of $13.1 million and $19.5 million in 1998 and 1997, respectively. Homestake's effective income and mining tax rate was 68.1% on 1999 pretax income compared to 5.7% and 7.9% on 1998 and 1997 pretax losses, respectively. The geographic mix of pretax income and losses dramatically impacts the overall effective tax rate. During 1999, the Company had pretax income of $34.7 million in the United States and $12.3 million in Canada, and pretax losses of $22.1 million and $14.0 million in Australia and South American jurisdictions, respectively. Homestake recorded tax expense of $4.7 million on United States income and $10.0 million on Canadian income, and a tax benefit of $7.3 million on Australian losses. In 1999, no tax benefit was recognized on losses incurred in South American jurisdictions due to the uncertainty of their realization.

  The statutory tax rate in the United States is 35%. However, while the Company has sufficient tax attributes to shelter regular United States income taxes, it is subject to the 20% Alternative Minimum Tax ("AMT"), which can be reduced by 90% through the use of foreign tax credits. The Company's effective United States tax rate was 13.5% in 1999 reflecting foreign withholding taxes on intercompany interest income and AMT on intercompany dividends from Canada following the Prime acquisition. The Canadian statutory tax rate, including federal and provincial income tax and mining tax is approximately 49.1%. The Company's effective Canadian tax rate in 1999 was 81.5%, primarily due to depreciation expense recorded in the financial statements that is not deductible for tax purposes and a valuation allowance established for Argentina Gold's Canadian losses due to the uncertainty of their realization. These adjustments were partially offset by a reduction in prior years' tax accruals for certain contingencies that were resolved favorably. The Australian statutory tax rate is 36%. The Company's effective Australian tax rate was 33%, reflecting expenses recorded in the financial statements that are not deductible for tax purposes, offset by a tax benefit from a change in corporate tax rates. In December 1999, the Australian government reduced corporate tax rates to 34% for the fiscal year beginning July 1, 2000 and to 30% thereafter.

  At December 31, 1999 and 1998 the Company had valuation allowances related to its deferred tax assets of $309.1 million and $217.5 million, respectively. Future tax benefits for United States and South America have not been recognized
because realization of these benefits is uncertain.   In addition, there
currently is not a strategy that would result in the realization of certain Australian and Canadian deferred tax assets.

Minority interests: Losses allocable to minority interests in consolidated subsidiaries amounted to $1.4 million in 1999 compared to income allocable to minority interests of $3.2 million in 1998 and $4 million in 1997. The reduction in income allocable to minority interests in 1999 from 1998 is due to the December 1999 acquisition of the Prime minority interests. The decrease in income allocable to minority interests in 1998 from 1997 primarily is attributable to the minority interests' share of the Lachlan mineral property write-downs during 1998. Minority interests share of net assets increased during 1999 as a result of additional assets contributed to Agua de La Falda joint venture ("Agua") by Agua's 49% shareholder, Codelco, partially offset by the allocation of losses allocable to minority interests, primarily exploration and prefeasibility expenditures in excess of joint venture operating earnings.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and short term investments totaled $266.6 million at the end of 1999 compared with $301.9 million at the end of 1998 a decrease of $35.3 million.
Net cash provided by operations in 1999 amounted to $117.3 million compared to $115.1 million and $157.9 million in 1998 and 1997, respectively. The increase in cash provided by operations during 1999 from 1998 reflects improved operating performance and $35 million of proceeds related to the early close out of forward sales contracts, partially offset by the effect of lower gold prices. The decrease in cash flow from operations in 1998 from 1997 primarily is due to lower gold prices and the inclusion in 1997 cash flows of the $65 million fee received on termination of the merger with Santa Fe.

     Total debt outstanding, including capital lease obligations, was $315.7 million at December 31, 1999 compared to $357.4 million at the prior year end. The Company has a cross-border credit facility ("Credit Facility") providing a total availability of $430 million. The Credit Facility is available through July 14, 2003 and provides for borrowings in United States, Canadian, or Australian dollars, or gold, or a combination of these. Australian dollar-denominated borrowings outstanding at December 31, 1998 under the credit facility were repaid in 1999. At December 31, 1999, borrowings outstanding under the Credit Facility consisted of Canadian dollar-denominated borrowings of $102.7 million (C$148.2 million). The Company pays a commitment fee on the unused portion of this facility ranging from 0.15% to 0.35% per annum, depending upon rating agencies' ratings for the Company's senior debt. The credit agreement requires, among other provisions, a minimum consolidated net worth, as defined in the agreement (primarily shareholders' equity plus the amount of all noncash write-downs made after December 31, 1997), of $500 million. Interest on the Canadian dollar borrowings is payable quarterly based on the Bankers' Acceptance discount rate plus a stamping fee. At December 31, 1999 this rate was 6.17%.

     During 1999 the Company entered into capital leases to finance its portion of the purchase of mining equipment at the Kalgoorlie operations. Leased assets of $23 million are included in property, plant and equipment at December 31, 1999.

     In July 1997, Lawrence County, South Dakota issued $30 million of Solid Waste Disposal Revenue Bonds ("Waste Disposal Bonds") and $18 million of Pollution Control Refunding Revenue Bonds, both of which are due in 2032. The Company is responsible for funding principal and interest payments on these bonds. Due to a reduction in the size of the Homestake mine tailings project, the Company repaid $10 million of the Waste Disposal Bonds in March 1999 out of the funds held in trust.

     During 1999, the Company repurchased $15 million of the 5.5% Convertible Notes ("Convertible Notes"), which mature on

June 23, 2000. At December 31, 1999, the Company has classified $100 million of Convertible Notes as long-term debt since the Company intends to refinance that portion of these obligations under the Credit Facility for a period longer than one year from December 31, 1999. The remaining $35 million of Convertible Notes have been classified as current as the Company expects to retire this debt using cash and equivalent balances. Interest on the notes is payable semiannually in June and December. The notes are convertible into the Company's common shares at a rate of $23.06 per common share. See note 12 to the Consolidated Financial Statements for further information on the Company's long-term debt.

     Long-term debt repayments, net of borrowings, amounted to $51.5 million in 1999, compared to $8.1 million in 1998 and net borrowings of $76.7 million in 1997. Net debt repayments in 1999 include the repurchase of $15 million of the Convertible Notes, repayment of all Australian dollar-denominated borrowings under the Credit Facility from existing cash and short-term investment balances, repayment of $10 million of the Waste Disposal Bonds, borrowings of $23 million (A$35.2 million) under the capital leases and $99.8 million (C$148.2 million) of Canadian dollar-denominated borrowings under the Credit Facility.

     In December 1998, Homestake purchased the Prime minority interests for stock. Total acquisition cost was $321.8 million (including $4 million of capitalized direct acquisition costs). The excess of the purchase price paid over the net book value of the minority interests acquired was $224 million of which $174 million ($259.6 million including an increase related to deferred taxes) was allocated to the Eskay Creek mine's ore reserves and $50 million ($74.6 million including an increase related to deferred taxes) was allocated to the Eskay Creek exploration properties.

     In February 1997, Homestake sold its interests in the George Lake and Back River joint ventures in Canada to Kit Resources Corporation ("Kit") for $9.3 million in cash and 3.6 million shares of Kit common stock. This transaction resulted in a pretax gain of $13.5 million.

     In November 1997, Homestake purchased a 20% interest in Navan Bulgarian Mining BV ("Navan BV") for $12 million. In September 1998, Homestake completed its evaluation of Navan BV's Chelopech project and concluded that the project did not warrant Homestake's participation and therefore terminated its participation in Navan BV. Navan BV returned approximately $11 million of Homestake's investment.

     In 1997, the Company received $37.1 million (A$50 million) upon repayment of Edensor Nominees Pty, Ltd. debt owed to the Company.

     Capital expenditures of $104.9 million in 1999 include $39.7 million at the Yilgarn operations primarily for underground development work, $33.5 million at the Kalgoorlie operations primarily to acquire equipment for owner mining and $11.2 million at the Homestake mine primarily for underground mobile mining equipment and a raise on the tailings dam. The remaining expenditures primarily were for replacement capital to maintain existing production capacity.

     In addition to sustaining capital, planned capital expenditures of approximately $70 million during 2000 include $12 million at the Super Pit primarily to complete the purchase of owner mining equipment and to upgrade the Fimiston mill flotation circuit, a total of $20 million at the Yilgarn operations primarily for underground development, $8 million at the Homestake mine related to the Ross Shaft upgrade and restructuring of the underground operations and $3 million at the Eskay Creek mine primarily for a mill expansion project.

     During 1999, Homestake paid dividends of $.05 per share and $.025 per share in the second and fourth quarters, respectively. At the time the fourth quarter dividend was declared, the Company also announced that under current economic conditions the Board of Directors would consider future payments of dividends once a year during the second half of the year.

     The Company paid cash income and mining taxes of $33.3 million in 1999, consisting primarily of Canadian taxes.

     Future results will be impacted by such factors as the market price of gold and, to a lesser extent silver, the Company's ability to expand its ore reserves, and fluctuations of foreign currency exchange rates. The Company believes that the combination of cash, short-term investments, available lines of credit and future cash flows from operations will be sufficient to meet normal operating requirements, planned capital expenditures, and anticipated dividends.

Foreign currency, gold and other commitments

     Homestake's precious metals hedging policy provides for the use of forward sales contracts to hedge up to 30% of each of the following ten year's expected annual gold production, and up to 30% of each of the following five year's expected annual silver production, at prices in excess of certain targeted prices. The policy also provides for the use of combinations of put and call option contracts to establish minimum floor prices. Homestake does not hold or issue financial instruments or derivative financial instruments for trading purposes or to create hedge positions in excess of forecast identifiable exposures.

     During 1999, 1998 and 1997 the Company delivered or financially settled 449,980, 1,258,000 and 656,000 ounces of gold at average prices of $327, $335 and $421 per ounce, respectively, under maturing forward sales and option contracts. In 1999, the Company also delivered or financially settled option contracts for 3,095,000 ounces of silver at an average price of $6.35 per ounce. In July 1999, the Company closed out and financially settled US dollar denominated forward sales gold contracts covering 245,000 ounces maturing in the years 2001, 2002 and 2003.
The pretax gain of $35 million realized as a result of this transaction has been deferred and will be recorded in income as the originally designated production is sold. The estimated fair value of the Company's remaining gold and silver hedging position at December 31, 1999 was approximately $30 million. At December 31, 1999, Homestake's gold hedging program covered approximately 5% of its proven and probable reserves and contained no exposure to floating lease rates or margin call requirements.

     Under the Company's foreign currency protection program, the Company has entered into foreign currency option contracts to minimize the effects of a strengthening of either the Canadian or Australian currencies in relation to the United States dollar. Realized and unrealized gains and losses on this program are recorded in other income. At December 31,1999 the Company had net unrealized gains of $3.4 million on open contracts under this program.

     In June 1998, FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires that all derivatives be recognized as assets or liabilities and be measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting as either a fair value hedge or a cash flow hedge. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows of the hedging instruments and the hedged items. The Company believes that under SFAS 133, changes in unrealized gains and losses on Homestake's foreign currency contracts will qualify for hedge accounting and be deferred in other comprehensive income. The Company also believes that contracts under its precious metals hedging
program will qualify as cash flow hedges under SFAS 133.    However, there are
many complexities to this new standard. The Company currently is evaluating the impact that SFAS 133 will have on reported operating results and financial position. The Company expects to adopt SFAS 133 effective January 1, 2001.

     See notes 2 and 18 to the consolidated financial statements for additional information regarding the Company's hedging programs.

Risks and uncertainties

     Homestake's operations are affected by the quantity of metals produced, market prices of gold, and to a lesser extent silver, operating costs, interest rates on borrowings and investments, and exploration spending levels. The market price for gold is a worldwide market. Gold prices are subject to volatile price movements over short periods of time and are influenced by numerous factors over which Homestake has no control, including expectations with respect to rates of inflation, the relative strength of the United States dollar, and certain other currencies, interest rates, global or regional political or economic crises, demand for jewelry and industrial products containing gold, speculation, and sales by holders and producers of gold in response to these factors. In addition, because Homestake operates internationally, exposure also exists with respect to fluctuations in currency exchange rates, political risk and levels of taxation. Homestake attempts to manage its exposures to these risks through currency and commodity hedging programs and by maintaining appropriate levels of liquidity and leverage.

     The Company competes with other mining companies for exploration properties, mining claims, joint-venture agreements and for the acquisition of gold mining assets. Such competition could increase the difficulty of acquiring assets on terms acceptable to Homestake.

     Homestake's estimates of its remediation and reclamation obligations are based on currently available facts, existing technology and presently enacted laws and regulations. Environmental laws and regulations continually are changing in all of the regions in which Homestake operates. It is not possible to determine the impact of future changes in environmental laws and regulations on its future financial position because of uncertainty surrounding the form such changes may take. The Company regularly reviews these obligations.
However, it is reasonably possible that as reclamation plans and associated cost estimates change, the Company's remediation and reclamation liability could change significantly.

Year 2000

     The Year 2000 ("Y2K") issue is the result of computerized systems using two digits rather than four to identify an applicable year. Date-sensitive systems may recognize a date using "00" as the year 1900 rather than the year 2000.
This could result in a system failure or miscalculation causing disruptions of business operations. In 1999, the Company completed a review of its computer-based information systems and developed a plan to ensure that all of these systems would be Year 2000 compliant. Year 2000 compliant upgrades for the Company's core financial systems were installed and tested. To date, no significant Y2K problems have been encountered during the year 2000 and none are expected. However, factors may exist that could cause Y2K related problems in the future. Homestake's management information systems and operations staff will again monitor critical operations during the December 31, 2000 - January 1, 2001 Y2K rollover dates.

     The Company has not established systems to track Y2K related costs directly. Total Y2K program expenditures, which are composed primarily of internal payroll costs and external consulting fees, totaled approximately $1.5 million.

                   Homestake Mining Company and Subsidiaries
                     Statements of Consolidated Operations
                   (In thousands, except per share amounts)


For the years ended December 31, 1999, 1998 and 1997                         1999                  1998                 1997
-----------------------------------------------------------------------------------------------------------------------------------
Revenues
   Gold and ore sales                                                $      671,572        $      782,159        $     863,628
   Sulfur and oil sales                                                      19,376                20,975               26,821
   Interest income                                                           16,366                19,501               17,435
   Other income (loss) (note 4)                                              40,811               (24,745)              63,682
------------------------------------------------------------------------------------------------------------------------------------

                                                                            748,125               797,890              971,566
-----------------------------------------------------------------------------------------------------------------------------------

Costs and Expenses
   Production costs                                                         473,775               537,291              627,639
   Depreciation, depletion and amortization                                 134,478               139,371              162,781
   Administrative and general expense                                        42,045                46,832               49,455
   Exploration expense                                                       39,511                59,865               67,587
   Interest expense                                                          17,827                20,884               20,756
   Business combination and integration costs (note 3)                        4,764                19,351                  -
   Write-downs and other unusual charges (note 5)                            20,415               213,813              285,315
   Other expense                                                              4,453                 4,165                6,836
------------------------------------------------------------------------------------------------------------------------------------

                                                                            737,268             1,041,572            1,220,369
------------------------------------------------------------------------------------------------------------------------------------

Income (Loss) Before Taxes and Minority Interests                            10,857              (243,682)            (248,803)
Income and Mining Taxes (note 6)                                             (7,388)               13,087               19,458
Minority Interests                                                            1,395                (3,185)              (4,009)
------------------------------------------------------------------------------------------------------------------------------------

Net Income (Loss)                                                    $        4,864        $     (233,780)      $     (233,354)
------------------------------------------------------------------------------------------------------------------------------------

Net Income (Loss) Per Share (Basic and Diluted)                      $          0.02        $       (1.01)      $        (1.02)
------------------------------------------------------------------------------------------------------------------------------------

Average Shares Used in the Computation                                       259,964              231,747              228,584
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                   Homestake Mining Company and Subsidiaries
                          Consolidated Balance Sheets
                    (In thousands, except per share amount)


December 31, 1999 and 1998                                                                       1999                   1998
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and equivalents                                                                  $      130,273           $     147,519
   Short-term investments                                                                       136,362                 154,346
   Receivables (note 7)                                                                          44,988                  45,929
   Inventories (note 8)                                                                          63,337                  78,906
   Deferred income and mining taxes (note 6)                                                     14,663                  22,792
   Other                                                                                          7,479                   5,105
--------------------------------------------------------------------------------------------------------------------------------

     Total current assets                                                                       397,102                 454,597

Property, Plant and Equipment - net (note 9)                                                  1,132,846               1,102,739

Investments and Other Assets
   Noncurrent investments                                                                        10,473                  12,945
   Other assets (note 10)                                                                        94,048                  90,325
--------------------------------------------------------------------------------------------------------------------------------

     Total investments and other assets                                                         104,521                 103,270
--------------------------------------------------------------------------------------------------------------------------------

Total Assets                                                                            $     1,634,469           $   1,660,606
--------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable                                                                     $        34,873           $      43,457
   Accrued liabilities (note 11)                                                                 64,460                 102,113
   Income and other taxes payable                                                                 3,469                   3,151
   Current portion of long-term debt (note 12)                                                   37,206                       -
--------------------------------------------------------------------------------------------------------------------------------

     Total current liabilities                                                                  140,008                 148,721

Long-term Liabilities
   Long-term debt (note 12)                                                                     278,494                 357,410
   Other long-term obligations (note 13)                                                        184,893                 176,887
--------------------------------------------------------------------------------------------------------------------------------

     Total long-term liabilities                                                                463,387                 534,297

Deferred Gain on Close-out of Forward Sales Contracts (note 18)                                  34,956                       -

Deferred Income and Mining Taxes (note 6)                                                       216,958                 230,567

Minority Interests in Consolidated Subsidiaries                                                  13,800                   7,825

Shareholders' Equity (note 16)
   Capital stock, $1 par value per preferred and common share:
     Authorized - Preferred: 10,000 shares; no shares outstanding
                - Common: 450,000 shares
    Outstanding - HCI exchangeable shares: 1999 - 6,657; 1998 - 11,139
                - Common: 1999 - 253,808; 1998 - 247,483                                        253,808                 247,483
   Additional paid-in capital                                                                   923,091                 920,816
   Deficit                                                                                     (382,271)               (368,648)
   Accumulated other comprehensive loss                                                         (29,268)                (60,455)
--------------------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                                 765,360                 739,196
--------------------------------------------------------------------------------------------------------------------------------

Total Liabilities and Shareholders' Equity                                              $     1,634,469          $    1,660,606
--------------------------------------------------------------------------------------------------------------------------------

Commitments and Contingencies - see note 18.
The accompanying notes are an integral part of these financial statements.

                   Homestake Mining Company and Subsidiaries
                Statements of Consolidated Shareholders' Equity
                                (In thousands)

                                                                                    Accumulated Other
                                                                                   Comprehensive Income
                                                                             ---------------------------------
                                                  Additional    Retained      Accumulated     Unrealized
For the years ended                    Common      Paid-in      Earnings      Translation     Securities
December 31, 1999, 1998 and 1997       Stock       Capital      (Deficit)     Adjustments     Gains (Losses)       Total
----------------------------------------------  -------------  ------------  --------------  -----------------  ----------
BALANCES, DECEMBER 31, 1996          $ 228,466      $613,102     $  151,724   $   58,468       $   (8,383)   $  1,043,377
Comprehensive income:
 Net Loss                                                          (233,354)                                     (233,354)
 Other comprehensive income (loss)                                               (92,163)          10,210         (81,953)
Dividends paid                                                      (31,784)                                      (31,784)
Exercise of stock options                  277         1,012                                                        1,289
Other                                                  2,216                                                        2,216
                                    ----------     ---------      ---------    ---------        ---------     -----------
BALANCES, DECEMBER 31, 1997            228,743       616,330       (113,414)     (33,695)           1,827         699,791
Comprehensive income:
 Net loss                                                          (233,780)                                     (233,780)
 Other comprehensive income (loss)                                               (32,524)           3,937         (28,587)
Dividends paid                                                      (21,454)                                      (21,454)
Stock issued to employee savings plan      148         1,416                                                        1,564
Stock issued for acquisition of Plutonic
 options and partly-paid shares (note 3)   503          (503)                                                           -
Stock issued in private placement        1,390         1,845                                                        3,235
Exercise of stock options                   34           (10)                                                          24
Stock issued for purchase of Prime
 minority interests (note 3):
 Homestake common shares                16,672       173,843                                                      190,515
 HCI exchangeable shares                             127,285                                                      127,285
Other                                       (7)          610                                                          603
                                    ----------     ---------      ---------    ---------        ---------     -----------
BALANCES, DECEMBER 31, 1998            247,483       920,816       (368,648)     (66,219)           5,764         739,196
Comprehensive income:
 Net income                                                           4,864                                         4,864
 Other comprehensive income                                                       28,595            2,592          31,187
Dividends paid                                                      (18,487)                                      (18,487)
Stock issued to employee savings plan      167         1,285                                                        1,452
Stock issued in exchange for
 HCI exchangeable shares                 4,482        (4,482)                                                           -
Stock issued in private placement        1,090         5,199                                                        6,289
Exercise of stock options                  499          (121)                                                         378
Other                                       87           394                                                          481
                                    ----------     ---------      ---------    ---------        ---------     -----------
BALANCES, DECEMBER 31, 1999          $ 253,808      $923,091      $(382,271)   $ (37,624)         $ 8,356       $ 765,360
                                    ===========    =========      =========    =========        =========     ===========

The accompanying notes are an integral part of these financial statements.

                   Homestake Mining Company and Subsidiaries
                     Statements of Consolidated Cash Flows
                                (In thousands)

For the years ended December 31, 1999, 1998 and 1997                                      1999             1998           1997
-----------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operations
Net income (loss)                                                                       $     4,864    $   (233,780)   $  (233,354)
Reconciliation to net cash provided by operations:
   Depreciation, depletion and amortization                                                 134,478         139,371        162,781
   Deferred gains on close-out of forward sales contracts                                    34,956               -              -
   Write-downs and other unusual charges (note 5)                                            20,415         204,934        285,315
   Foreign currency exchange (gains) losses on intercompany debt (note 4)                    (9,975)          5,671          5,657
   Gains on asset disposals                                                                  (3,400)         (3,664)       (16,933)
   Deferred income and mining taxes (note 6)                                                (17,824)        (39,436)       (56,318)
   Minority interests                                                                        (1,395)          3,185          4,009
   Reclamation - net                                                                         (2,755)          1,404          2,970
   Other items - net                                                                            (64)        (12,423)        11,433
   Effect of changes in operating working capital items:
     Receivables                                                                              3,239          (6,889)          (370)
     Inventories                                                                             12,729          43,815          2,932
     Accounts payable                                                                        (9,837)        (15,109)         9,602
     Accrued liabilities and taxes payable                                                  (34,183)         26,215        (18,199)
     Other                                                                                  (13,909)          1,760         (1,585)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operations                                                             117,339         115,054        157,940
------------------------------------------------------------------------------------------------------------------------------------
Investment Activities
Decrease (increase) in short-term investments                                                19,069         (19,307)       (11,063)
Additions to property, plant and equipment                                                 (104,927)        (73,323)      (204,629)
Proceeds from sale-leaseback of equipment (note 18)                                          23,044               -              -
Proceeds from asset sales                                                                     6,309          15,606         33,536
Decrease (increase) in restricted cash                                                       11,772           2,429        (15,990)
Investments in mining companies                                                                   -          11,088        (22,950)
Decrease in note receivable                                                                       -               -         37,210
Other                                                                                             -            (135)        (1,376)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash used in investment activities                                                      (44,733)        (63,642)      (185,262)
-----------------------------------------------------------------------------------------------------------------------------------
Financing Activities
Borrowings                                                                                   99,791          97,697        126,847
Debt repayments                                                                            (174,287)       (105,747)       (50,133)
Dividends paid                                                                              (18,487)        (22,494)       (33,935)
Common shares issued                                                                          6,707           3,399          1,289
Other                                                                                             -           1,795          4,234
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                         (86,276)        (25,350)        48,302
------------------------------------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash and Equivalents                                      (3,576)         (7,433)        (2,844)
------------------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Equivalents                                             (17,246)         18,629         18,136
Cash and Equivalents, January 1                                                             147,519         128,890        110,754
------------------------------------------------------------------------------------------------------------------------------------
Cash and Equivalents, December 31                                                       $   130,273    $    147,519   $    128,890
------------------------------------------------------------------------------------------------------------------------------------






The accompanying notes are an integral part of these financial statements.

                   Homestake Mining Company and Subsidiaries
            Statements of Consolidated Comprehensive Income (Loss)
                                (In thousands)

For the years ended December 31, 1999, 1998 and 1997                              1999                 1998               1997
-------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                          $     4,864       $     (233,780)   $      (233,354)
-------------------------------------------------------------------------------------------------------------------------------
Other Comprehensive Income (Loss)
     Changes in unrealized gains (losses) on securities:
          Unrealized holding gains (losses) arising during period                4,012                1,213            (32,128)
          Less: Reclassification adjustments for gains and losses
                    included in net income (loss)                                1,033               (1,620)           (43,403)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                 2,979                2,833             11,275
          Income taxes                                                            (387)               1,104             (1,065)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                 2,592                3,937             10,210
     Foreign currency translation adjustments (before and
          after tax)                                                            28,595              (32,524)           (92,163)
-------------------------------------------------------------------------------------------------------------------------------
Other Comprehensive Income (Loss)                                               31,187              (28,587)           (81,953)
-------------------------------------------------------------------------------------------------------------------------------

Comprehensive Income (Loss)                                                $    36,051       $      (262,367)   $     (315,307)
-------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements
(Unless otherwise noted, all tabular amounts are in thousands)


Note 1:  Nature of Operations

  Homestake Mining Company ("Homestake" or the "Company") is engaged in gold mining and related activities including exploration, extraction, processing, refining and reclamation. Gold bullion, the Company's principal product, is produced and sold in the United States, Canada, Australia and Chile. Ore and concentrates containing gold and silver from the Eskay Creek mine in Canada are sold directly to smelters.

Note 2:  Significant Accounting Policies

  Basis of presentation: The consolidated financial statements include Homestake and its majority-owned subsidiaries, and their undivided interests in joint ventures after elimination of intercompany amounts. Undivided interests in gold mining operations and development projects (the Round Mountain, Pinson and Marigold mines in Nevada; the Kalgoorlie operations and the Peak Hill mine in Western Australia; the Williams and David Bell mines in Canada; and the Veladero project in Argentina) and in the sulfur and oil recovery operations at Main Pass 299 in the Gulf of Mexico are reported using pro rata consolidation whereby the Company reports its proportionate share of assets, liabilities, income and expenses.

  Use of estimates: The preparation of financial statements in conformity with United States generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the related notes thereto. Actual results could differ from those estimates.

  Cash and equivalents include all highly-liquid investments with original maturities of three months or less at the date of purchase. The Company minimizes its credit risk by investing its cash and equivalents with major international banks and financial institutions located principally in the United States, Canada and Australia. The Company believes that no concentration of credit risk exists with respect to the investment of its cash and equivalents.

  Short-term investments principally consist of highly-liquid United States and foreign government and corporate securities with original maturities in excess of three months. The Company classifies all short-term investments as available-for-sale. Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income, a separate component of shareholders' equity, except that declines in market value judged to be other than temporary are recognized in determining net income.

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

  Property evaluations: Long-lived assets are reviewed for impairment annually and when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If deemed impaired, an impairment loss is measured and recorded based on the fair value of the asset, which generally will be computed using discounted cash flows. Estimated future net cash flows from each mine are calculated using estimates of production, future sales prices (considering historical and current prices, price trends and related factors), production costs, capital and reclamation costs. During 1999, 1998 and 1997, the Company estimated future net cash flows from its gold operations using gold prices of $325, $325 and $350 per ounce, respectively, to perform impairment reviews. The Company's estimates of future cash flows are subject to risks and uncertainties. Therefore, it is possible that changes could occur which may affect the recoverability of the Company's investments in mineral properties and other assets.

       Undeveloped properties upon which the Company has not performed sufficient exploration work to determine whether sig-nificant mineralization exists are carried at original acquisition cost. If it is determined that significant mineralization does not exist, the property is written down to estimated net realizable value at the time of such determination.

  Reclamation and remediation: Reclamation costs (undiscounted) and related liabilities, which are based on the Company's interpretation of current environmental and regulatory requirements, are accrued and expensed principally by the units-of-production method based on estimated quantities of ore which can be recovered economically in the future from known mineral deposits. Remediation liabilities, including estimated governmental oversight costs, are expensed upon determination that a liability has been incurred and where a minimum cost or reasonable estimate of the cost can be determined. Amounts to be received from the Federal Government for its share of the cost of future reclamation activities are offset against estimated remaining reclamation liabilities and are recorded in the period that such expenditures are made.

       Based on current environmental regulations and known reclamation requirements, the Company has included its best estimates of these obligations in its reclamation accruals. The Company updates these estimates regularly, however, the Company's estimates of its ultimate reclamation liabilities could change significantly as a result of changes in regulations or cost estimates.

  Investments: Investments in mining securities that have readily determinable fair values and assets held in trust to fund employee benefits are classified as available-for-sale investments. Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income, except that declines in market value judged to be other than temporary are recognized in determining net income. Realized gains and losses on these investments are included in determining net income.

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

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires that all derivatives be recognized as assets or liabilities and be measured at fair value. Gains or losses resulting from changes in the values of derivatives are to be accounted for depending on the use of the derivatives and whether the derivatives qualify for hedge accounting as either a fair value hedge or a cash flow hedge. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows of the hedging instruments and the hedged items. SFAS 133 is effective for fiscal years beginning after June 15, 2000, but earlier adoption is permitted. The Company believes that under SFAS 133, changes in unrealized gains and losses on Homestake's foreign currency derivatives will qualify for hedge accounting and be deferred in accumulated other comprehensive income. The Company also believes that contracts under its precious metals hedging program will qualify as cash flow hedges under SFAS
  133. However, there are many complexities to this new standard and the Company continues to evaluate the impact that SFAS 133 will have on reported operating results and financial position. The Company expects to adopt SFAS 133 effective January 1, 2001.

  Income taxes: The Company follows the liability method of accounting for income taxes whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year. Mining taxes represent Canadian provincial taxes levied on mining operations. Foreign withholding taxes represent Canadian and Australian withholding taxes on intercompany interest.

  Foreign currency: Substantially all assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the end of each period. Revenues and expenses are translated at the average exchange rate for the period. Accumulated currency translation adjustments are included in accumulated other comprehensive income. Foreign currency transaction gains and losses are included in the determination of net income.

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

  Net income or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding, including the Homestake Canada Inc. ("HCI") exchangeable shares. The Company's basic and diluted net income or loss per share are the same since the exercise of stock options and the conversion of the 5.5% convertible subordinated notes would produce anti-dilutive results.

  Statement of Position 98-5: In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Cost of Start-up Activities". SOP 98-5 provides guidance on the financial reporting of start-up costs and requires that costs of start-up activities be expensed as incurred, as well as the recognition of a cumulative effect of a change in an accounting principle for retroactive application of the standard. Homestake adopted SOP 98-5 as required on January 1, 1999 and adoption of the standard had no financial statement impact.

  Preparation of financial statements: Certain 1998 and 1997 amounts have been reclassified to conform to the current year's presentation. All dollar amounts are expressed in United States dollars unless otherwise indicated.

Note 3:  Acquisitions and Divestitures

  Agua de la Falda: In October 1999, the Company and Corporacion Nacional del Cobre Chile ("Codelco") contributed additional capital of $14.9 million to Agua de La Falda ("ADLF") in proportion to their ownership interests (Homestake 51% and Codelco 49%). The Company's subscribed capital contribution primarily was in the form of cash. Codelco contributed property, subject to a retained royalty.

  Argentina Gold Corp: On April 29, 1999, Homestake completed the acquisition of Argentina Gold Corp. ("Argentina Gold"), a publicly-traded Canadian gold exploration company. Homestake issued 20.9 million common shares to acquire all of the shares of Argentina Gold. The business combination with Argentina Gold has been accounted for as a pooling of interests and accordingly, Homestake's consolidated financial statements include Argentina Gold for all periods presented. Argentina Gold's principal asset is its 60% interest in the Veladero property located in northwest Argentina along the El Indio gold belt.

  In 1999, the Company recorded business combination expenses of $4.8 million related to this transaction. Combined and separate preacquisition results for Homestake and Argentina Gold for the three months ended March 31, 1999 and for the years ended December 31, 1998 and 1997 are as follows:

                                                       Homestake              Argentina Gold
                                                       Historical             Historical (a)               Combined
                                                     ---------------------------------------------------------------
Three months ended March 31, 1999:
     Revenues                                           $ 178,533                  $     81                $ 178,614
     Net income (loss)                                      2,198                    (3,147)                    (949)
     Shareholders' equity at March 31                     737,843                     6,526                  744,369

Year ended December 31, 1998:
     Revenues                                             797,777                       113                  797,890
     Net loss                                            (218,325)                  (15,455)                (233,780)
     Shareholders' equity at December 31                  735,832                     3,364                  739,196

Year ended December 31, 1997:
     Revenues                                             971,415                       151                  971,566
     Net loss                                            (230,606)                   (2,748)                (233,354)
     Shareholders' equity at December 31                  683,505                    16,287                  699,792

(a) Argentina Gold's historical results have been adjusted to reflect i) United States generally accepted accounting principles and the format, classifications and accounting policies utilized by Homestake, and ii) translation into US dollars using the average exchange rate for each period. Shareholders' equity has been translated into US dollars using the end-of-period exchange rates.

  Plutonic Resources Limited: In April 1998, Homestake acquired Plutonic Resources Limited ("Plutonic"), a publicly-traded Australian gold producer. Homestake issued 64.4 million common shares in exchange for all of the Plutonic fully-paid ordinary shares, partly-paid shares and options outstanding. The business combination was accounted for as a pooling of interests and accordingly, Homestake's consolidated financial statements include Plutonic for all periods presented. Business combination and integration costs of $19.1 million were incurred in 1998 related to this merger.

  Prime Resources Group Inc.: In December 1998, Homestake acquired the 49.4% of Prime Resources Group Inc. ("Prime") it did not already own. The Prime minority shareholders received Homestake common shares or HCI exchangeable shares. Each HCI exchangeable share is exchangeable for one Homestake common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars) and other rights as one Homestake common share. Homestake issued 16.7 million Homestake shares and
  11.1 million HCI exchangeable shares with a total value of $317.8 million.
  The acquisition of the Prime minority interests was accounted for as a purchase.

  Lachlan Resources NL: In April 1997, Lachlan Resources NL ("Lachlan") acquired the 9.3% interest in Archaean Gold NL it did not already own. This acquisition was funded by a $33.2 million (A$50.9 million) loan from the Company to Lachlan. In May 1998, Lachlan repaid this loan by issuing additional shares to the Company which increased the Company's interest in Lachlan from 62.1% to 81.2%.

  George Lake and Back River Joint Ventures: In February 1997, Homestake sold its interests in the George Lake and Back River joint ventures in Canada to Kit Resources Corporation ("Kit") for $9.3 million in cash and 3.6 million shares of Kit common stock. As a result of this transaction, the Company recorded a pretax gain of $13.5 million, which was included in other income.

Note 4:      Other Income (Loss)

                                                              1999                  1998                  1997
                                                         -------------------------------------------------------
Gains on asset disposals                                     $ 3,304              $  3,651              $ 16,926
Foreign currency contract gains (losses)                      15,814               (34,332)              (28,453)
Foreign currency exchange gains (losses)
     on intercompany advances and other                       10,913                (4,400)               (5,357)
Gain on sale of Great Central option                               -                     -                10,419
Gain on termination of Santa Fe merger                             -                     -                62,925
Other                                                         10,780                10,336                 7,222
                                                         -------------------------------------------------------
                                                             $40,811              $(24,745)             $ 63,682
                                                         =======================================================

     In March 1997, Santa Fe Pacific Gold Corporation terminated its merger agreement with Homestake and paid Homestake a $65 million termination fee. As a result, in 1997 the Company recorded a pretax gain of $62.9 million ($47.2 million after tax), net of merger related expenses of $2.1 million.

Note 5:   Write-downs and Other Unusual Charges


                                                                1999               1998               1997
                                                           ------------------------------------------------
Reduction in the carrying values
    of resource assets (a)                                    $11,730           $151,581           $ 84,655
Increase in the estimated accrual for remediation
    and reclamation expenditures (b)                            5,185             36,000             29,156
Homestake mine restructuring charges (c)                            -              8,879                  -
Write-down of Homestake's investment
    in the Main Pass 299 sulfur mine (d)                            -                  -            107,761
Write-downs of noncurrent investments  (e)                      3,500              8,213             47,932
Other                                                               -              9,140             15,811
                                                           ------------------------------------------------
                                                              $20,415           $213,813           $285,315
                                                           ================================================

a) The Company reviews the carrying values of its long-lived assets annually and when events or changes in circumstances indicate an asset may be impaired. As a result of these reviews and other circumstances:

     i. During 1999, the Company recorded charges of $10 million to write-off an exploration property acquired as part of the Plutonic acquisition and $1.7 million to write down certain redundant equipment at the Kalgoorlie operations in Western Australia.

     ii. In 1998, the Company recorded a $76.1 million write-down of property, plant and equipment at the Homestake mine in South Dakota and a $34.5 million write-down of property and $3.9 million for severance and other charges at the Mt Charlotte mine in Western Australia.

          Also in 1998, based on evaluation of the recoverability of the carrying values of other mineral properties, the Company recorded write-downs of $37.1 million, including $22.3 million and $10.2 million related to mineral properties of Plutonic and Argentina Gold, respectively.

     iii. In 1997, the Company recorded write-downs to reduce the carrying values of several of its assets or operations with short remaining lives, including the Mt Morgans and Peak Hill mines, the Pinson mine, the Homestake mine's Open Cut, low-grade stockpiled ore and exploration properties at certain locations in Western Australia, and redundant mining equipment at the Kalgoorlie operations.

b) During 1999, following an environmental audit, the Company recorded a charge of $5.2 million to increase the estimated reclamation liability for certain non-operating properties acquired as a result of the Plutonic acquisition in 1998.

          In 1998, following an environmental audit at the Homestake mine and a change in that operation's mining plans, the Company recorded a provision for estimated additional remediation and related reclamation costs of $35 million. In addition, a $1 million increase in the provision for reclamation at closed operations was recorded in 1998.

          In 1997, as a result of a review of the Company's reclamation liabilities, the Company determined that it was necessary to increase reclamation accruals for certain of its non-operating properties, including the Santa Fe mine in Nevada, the Nickel Plate mine in Canada and the Grants uranium complex in New Mexico, to reflect revised estimates, changed conditions and more stringent future reclamation requirements.

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

e) In 1999, 1998 and 1997, the Company recorded in income the reductions in the carrying values of certain marketable securities and other investments that it deemed to be other than temporary.


Note 6:      Income Taxes

  The provision for income and mining taxes consists of the following:

                                                           1999                     1998                     1997
                                                     -------------------------------------------------------------
Current
   Income taxes
     United States                                       $  3,400                 $(11,332)                $    654
     Canada                                                 6,275                   22,576                   25,945
     Foreign withholding taxes                              2,848                      421                      464
   Mining taxes - Canada                                   12,689                   14,684                    9,797
                                                     --------------------------------------------------------------
   Total current taxes                                     25,212                   26,349                   36,860
                                                     --------------------------------------------------------------


Deferred
   Income taxes
     United States                                         (1,579)                  10,911                  (27,177)
     Canada                                                (3,453)                 (19,286)                  (7,039)
     Australia                                             (7,297)                 (28,947)                 (22,282)
   Mining taxes - Canada                                   (5,495)                  (2,114)                     180
                                                     --------------------------------------------------------------
   Total deferred taxes                                   (17,824)                 (39,436)                 (56,318)
                                                     --------------------------------------------------------------
     Total income and mining taxes                       $  7,388                 $(13,087)                $(19,458)
                                                     ==============================================================

     The provision for income taxes is based on pretax income (loss) before minority interests as follows:

                                               1999                        1998                        1997
                                       -------------------------------------------------------------------------
United States                                   $ 34,667                   $(163,374)                  $(167,570)
Canada                                            12,298                      38,058                      50,592
Australia                                        (22,115)                    (94,903)                   (115,323)
South America and other foreign                  (13,993)                    (23,463)                    (16,502)
                                       -------------------------------------------------------------------------
                                                $ 10,857                   $(243,682)                  $(248,803)
                                       =========================================================================

     In December 1999, the Australian government enacted certain significant changes to the structure of taxation in Australia. These changes included a reduction of the statutory corporate tax rate from 36% to 34% for the Australian fiscal year beginning July 1, 2000 and a further reduction to 30% for subsequent years. As a result, the 1999 deferred tax provision includes a tax benefit of $1.8 million reflecting the impact of these reduced rates on the Company's net Australian deferred tax liabilities. Further changes to the structure of taxation, the impact of which currently cannot be estimated, are expected to be enacted during 2000.

Deferred tax liabilities and assets as of December 31, 1999 and 1998 relate to the following:

                                                                                                      December 31,
                                                                                          1999                          1998
                                                                               ---------------------------------------------------
Deferred Tax Liabilities
     Depreciation and other resource property differences                                   $ 238,000                    $ 255,874
     Other                                                                                     60,952                       47,176
                                                                               ---------------------------------------------------
Gross deferred tax liabilities                                                                298,952                      303,050
                                                                               ---------------------------------------------------

Deferred Tax Assets
     Tax loss carry-forwards                                                                  107,415                       84,418
     Reclamation costs                                                                         45,141                       43,882
     Depreciation, land and other resource property                                            35,039                       61,855
     Employee benefit costs                                                                    23,244                       28,234
     Alternative minimum tax credit carry-forwards                                             35,955                       31,677
     Foreign tax credit carry-forwards                                                        111,469                       12,007
     Unrealized foreign exchange losses                                                             -                       12,366
     Deferred gain on close-out of forward sales contracts                                     12,724                            -
     Write-downs of noncurrent investments                                                      3,046                       11,567
     Inventory                                                                                  9,306                       12,804
     Other                                                                                     22,457                       13,968
                                                                               ---------------------------------------------------
Gross deferred tax assets                                                                     405,796                      312,778
Valuation allowance                                                                          (309,139)                    (217,503)
                                                                               ---------------------------------------------------
Net deferred tax assets                                                                        96,657                       95,275
                                                                               ---------------------------------------------------

Net deferred tax liability                                                                  $ 202,295                    $ 207,775
                                                                               ===================================================

Net deferred tax liability consists of
     Current deferred tax assets                                                            $ (14,663)                   $ (22,792)
     Long-term deferred tax liability                                                         216,958                      230,567
                                                                               ---------------------------------------------------
Net deferred tax liability                                                                  $ 202,295                    $ 207,775
                                                                               ===================================================


     The classification of deferred tax assets and liabilities as current or long term is based on the related asset or liability creating the deferred tax. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal.

     The valuation allowance represents the portion of the Company's consolidated deferred tax assets as to which, based on projections at December 31, 1999, the Company does not believe realization is "more likely than not". The valuation allowance primarily relates to a full valuation allowance against United States and South American net deferred tax assets of $235.5 million and $42.7 million, respectively. The remaining valuation allowance primarily relates to certain restricted Australian tax loss carry-forwards and Argentina Gold Canadian loss carry-forwards of $19.9 million and $5.1 million, respectively.

     The Company had a significant increase in United States foreign tax credit carry-forwards as a result of Canadian dividends paid by HCI to its parent company following the Prime acquisition, on which a full valuation allowance has been recorded. The foreign tax credit carry-forwards are due to expire at various times through the year 2004. Argentina tax loss carry-forwards expire if not utilized within five taxable years following the loss year. Australian and Chilean loss carry-forwards can be carried forward indefinitely.

     Major items causing the Company's income tax provision to differ from the federal statutory rate of 35% were as follows:

                                                                      1999                 1998                1997
                                                             -------------------------------------------------------
Income tax expense (benefit) based on statutory rate                $  3,800            $(79,879)           $(86,120)
Percentage depletion                                                  (1,835)             (1,806)               (900)
Earnings in foreign jurisdictions
    at different rates                                                (3,912)             (2,143)                273
Canadian mining taxes                                                  7,217              12,570               9,977
Change in prior year accruals                                         (5,050)            (15,953)                  -
Nondeductible expenses                                                 5,537               7,934              37,770
Foreign income less tax credits utilized                               4,462                   -                   -
Foreign tax credits generated and not utilized                       (99,462)                  -                   -
Change in valuation allowance                                         91,636              61,700              13,800
Other - net                                                            4,995               4,490               5,742
                                                             -------------------------------------------------------
Total income and mining taxes                                       $  7,388            $(13,087)           $(19,458)
                                                             =======================================================

Note 7:      Receivables

                                                                                   December 31,
                                                                        1999                         1998
                                                                     --------------------------------------
Trade accounts                                                         $28,096                      $29,548
US Government receivable (see note 13)                                   2,000                        4,500
Interest and other                                                      14,892                       11,881
                                                                     --------------------------------------
                                                                       $44,988                      $45,929
                                                                     ======================================
Note 8:      Inventories

                                                                               December 31,
                                                                        1999                         1998
                                                                  -----------------------------------------
Finished products                                                      $ 7,452                      $13,312
Ore and in-process                                                      30,591                       39,465
Supplies                                                                25,294                       26,129
                                                                  -----------------------------------------
                                                                       $63,337                      $78,906
                                                                  =========================================

Note 9:    Property, Plant and Equipment

                                                                            December 31,
                                                                   1999                       1998
                                                        ---------------------------------------------
Mining properties and development costs                        $ 1,562,040                $ 1,436,213
Plant and equipment                                              1,141,650                  1,082,046
Construction and mine development in progress                       16,224                      7,534
                                                        ---------------------------------------------
                                                                 2,719,914                  2,525,793
Accumulated depreciation, depletion and
        amortization                                            (1,587,068)                (1,423,054)
                                                        ---------------------------------------------
                                                               $ 1,132,846                $ 1,102,739
                                                        =============================================

Note 10:      Other Assets

                                                                                   December 31,
                                                                       1999                         1998
                                                          -------------------------------------------------
Assets held in trust (see note 14)                                     $47,918                      $44,756
Restricted cash (see note 12)                                            1,789                       13,561
Ore stockpiles                                                          15,971                        9,807
U.S. Government receivable (see note 13)                                 6,063                        3,681
Prepaid pension assets (see note 14)                                    12,747                        8,709
Other                                                                    9,560                        9,811
                                                          -------------------------------------------------
                                                                       $94,048                      $90,325
                                                          =================================================
Note 11: Accrued Liabilities

                                                                                December 31,
                                                                   1999                         1998
                                                          -------------------------------------------------
Accrued payroll and other compensation                                 $21,730                     $ 31,587
Accrued reclamation and closure costs                                   20,092                       23,206
Unrealized loss on foreign currency exchange contracts                       -                       24,003
Other                                                                   22,638                       23,317
                                                          -------------------------------------------------
                                                                       $64,460                     $102,113
                                                          =================================================


     At December 31, 1999 the Company had an unrealized gain on foreign currency exchange contracts of $3.4 million, which is included in other current assets.

Note 12:      Long-term Debt

                                                                                     December 31,
                                                                             1999                   1998
                                                                   ----------------------------------------
Convertible subordinated notes (due 2000)                                   $134,990               $150,000
Pollution control bonds
    Lawrence County, South Dakota (due 2032)                                  38,000                 48,000
    State of California (due 2004)                                            17,000                 17,000
Cross-border credit facility (due 2003)
    Canadian dollar denominated borrowings                                   102,666                      -
    Australian dollar denominated borrowings                                       -                142,410
Capital leases (see note 18)                                                  23,044                      -
                                                                   ----------------------------------------
                                                                             315,700                357,410
Less current portion                                                          37,206                      -
                                                                   -----------------------------------------
                                                                            $278,494               $357,410
                                                                   ========================================

  Convertible subordinated notes: The Company's 5.5% convertible subordinated notes ("Convertible Notes"), which mature on June 23, 2000, are convertible into common shares at a price of $23.06 per common share and are redeemable by the Company in whole at any time. Interest on the notes is payable semiannually in June and December. Issuance costs of $3.9 million were capitalized and are being amortized over the life of the notes.

     During 1999, the Company repurchased Convertible Notes having a principal amount of $15 million. The Company has classified $100 million of Convertible Notes outstanding at December 31, 1999 as long-term debt since the Company intends to refinance $100 million of these notes for a period longer than one year from December 31, 1999 with funds drawn down on the cross-border credit facility. The remaining $35 million of Convertible Notes have been classified as current as the Company expects to retire this debt using cash and equivalent balances.

  Pollution control bonds: In July 1997, Lawrence County, South Dakota issued $30 million of South Dakota Solid Waste Disposal Revenue Bonds ("Waste Disposal Bonds") and $18 million of South Dakota Pollution Control Refunding Revenue Bonds, both of which are due in 2032. The Company is responsible for funding principal and interest payments on these bonds. Proceeds from the Waste Disposal Bonds were placed in a trustee account and are being used for construction of a new tailings dam lift and other qualifying expenditures at the Homestake mine. During 1999, Homestake reduced the projected size of the tailings dam project and redeemed $10 million of the Waste Disposal Bonds from funds held in the trustee account.

     The Company pays interest monthly on the pollution control bonds based on variable short-term, tax-exempt obligation rates. Interest rates at December 31, 1999 and 1998 were 5.1% and 4.8%, respectively. No principal payments are required until cancellation, redemption or maturity.

  Cross-border credit facility: The Company has a credit facility ("Credit Facility") providing a total borrowing availability of $430 million. This facility is available through July 14, 2003 and provides for borrowings in United States, Canadian, or Australian dollars, or gold, or a combination of these. Australian dollar-denominated borrowings outstanding at December 31, 1998 under the Credit Facility were repaid in 1999. At December 31, 1999 Canadian dollar-denominated borrowings under the Credit Facility of $102.7 million (C$148.2 million) were outstanding. The Company pays a commitment fee on the unused portion of this facility ranging from 0.15% to 0.35% per annum, depending upon credit ratings for the Company's senior debt. The credit agreement requires, among other provisions, a minimum consolidated net worth, as defined in the agreement (primarily shareholders' equity plus the amount of all noncash write-downs made after December 31, 1997), of $500 million. Interest on the Canadian dollar borrowings is payable quarterly based on the Bankers' Acceptance discount rate plus a stamping fee. At December 31, 1999 this rate was 6.17%

Note 13:  Other Long-term Obligations

                                                              December 31,
                                                       1999                 1998
                                               --------------------------------------
Accrued reclamation and closure costs                   $116,580             $107,370
Accrued pension and other postretirement
    benefit obligations (see note 14)                     58,299               59,278
Other                                                     10,014               10,239
                                               --------------------------------------
                                                        $184,893             $176,887
                                               ======================================

       While the ultimate amount of reclamation and site restoration costs to be incurred in the future is uncertain, the Company has estimated that the aggregate amount of these costs for operating properties, plus previously accrued reclamation and remediation liabilities for nonoperating properties, will be approximately $210 million. At December 31, 1999 the Company had accrued $136.7 million for estimated ultimate reclamation and site restoration costs and remediation liabilities (see note 11).

  Grants: The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") imposes heavy liabilities on persons who discharge hazardous substances. The Environmental Protection Agency ("EPA") publishes a National Priorities List ("NPL") of known or threatened releases of such substances. Homestake's former uranium millsite near Grants, New Mexico is listed on the NPL.

     Pursuant to the Energy Policy Act of 1992, the United States Department of Energy ("DOE") is responsible for 51.2% of past and future costs of reclaiming the Grants site in accordance with Nuclear Regulatory Commission license requirements. Through December 31, 1999, Homestake had received $27.7 million from the DOE and the accompanying balance sheet at December 31, 1999 includes an additional receivable of $8.1 million (see notes 7 and 10) for the DOE's share of reclamation expenditures made by Homestake through 1999.

Note 14:  Employee Benefit Plans

  United States pension and other postretirement benefit plans: The Company has pension plans covering substantially all United States employees. Pension plans covering salaried and other nonunion employees provide benefits based on years of service and the employee's highest compensation for a period prior to retirement. Pension plans covering union employees provide defined benefits for each year of service. The Company also has other postretirement plans which provide medical and life insurance benefits for certain retired employees, primarily retirees of the Homestake mine.

    The following table provides a reconciliation of benefit obligations, plan assets and the funded status of the plans:

                                                                                                 Other Postretirement
                                                          Pension Benefits                              Benefits
                                              -----------------------------------     -------------------------------------
                                                     1999                1998                 1999                 1998
                                              -----------------------------------     -------------------------------------
Change in benefit obligations
Benefit obligations, January 1                       $256,674            $237,351              $ 34,750            $ 37,000
Service cost                                            4,752               4,215                    19                 188
Interest cost                                          16,784              16,969                 1,931               2,406
Plan amendments and special terminations                3,222               6,222                     -              (6,450)
Actuarial (gains) losses                              (23,672)             22,859                (7,132)              7,272
Benefits paid                                         (31,880)            (23,696)               (1,761)             (2,373)
Curtailments                                                -              (7,246)                    -              (3,293)
                                              ---------------     ---------------     -----------------     ---------------
Benefit obligations, December 31                     $225,880            $256,674              $ 27,807            $ 34,750
                                              ===============     ===============     =================     ===============

Change in plan assets
Fair value of plan assets, January 1                 $259,371            $257,147
Actual return on plan assets                           16,834              24,816
Company contributions                                   4,583               1,104              $  1,761            $  2,373
Benefits paid                                         (31,880)            (23,696)               (1,761)             (2,373)
                                              ---------------     ---------------     -----------------     ---------------
Fair value of plan assets, December 31               $248,908            $259,371        $          -              $      -
                                              ===============     ===============     =================     ===============

Plan assets in excess of (less than)
    projected benefit obligations                    $ 23,028            $  2,697              $(27,807)           $(34,750)
Unrecognized net actuarial (gains) losses             (43,741)            (24,927)               (4,353)              2,488
Unrecognized prior service cost                        10,309               8,527                (5,064)             (5,914)
Unrecognized net transition asset                      (1,324)             (1,567)                    -                   -
                                              ---------------     ---------------     -----------------     ---------------
Accrued pension and postretirement
   benefit obligations                               $(11,728)           $(15,270)             $(37,224)           $(38,176)
                                              ===============     ===============     =================     ===============

     Amounts for pension and postretirement benefits recognized in the consolidated balance sheets consist of the following:


                                                                                                  Other Postretirement
                                                         Pension Benefits                                 Benefits
                                         -----------------------------------------      ---------------------------------------
                                                   1999                   1998                  1999                  1998
                                         -----------------------------------------      ---------------------------------------
Prepaid pension asset                                $ 12,747             $  8,709
Intangible asset                                            -                  523
Accrued benefit liability - current                    (1,200)              (1,200)              $ (2,200)             $ (2,200)
Accrued benefit liability - long-term                 (23,275)             (23,302)               (35,024)              (35,976)
                                         --------------------     ----------------      -----------------     -----------------
                                                     $(11,728)            $(15,270)              $(37,224)             $(38,176)
                                         ====================     ================      =================     =================


  The weighted-average actuarial assumptions as of December 31 were as follows:


                                                                                              Other Postretirement
                                            Pension Benefits                                        Benefits
                                --------------------------------------        ----------------------------------------------
                                      1999         1998         1997                    1999             1998         1997
                                --------------------------------------        ----------------------------------------------

Discount rate                        7.75%        6.50%        7.00%                   7.75%           6.50%          7.00%
Expected return on plan assets       8.50%        8.50%        8.50%
Rate of compensation increase        5.00%        5.00%        5.00%


     The Company has assumed a health care cost trend rate of 8.5% for 1999, decreasing ratability to 5.0% in 2006 and thereafter.

     Net periodic pension and other postretirement benefit costs include the following components:


                                                                             Pension Benefits
                                                   ------------------------------------------------------------
                                                           1999                  1998                  1997
                                                   ------------------------------------------------------------
Service cost                                                $  4,752             $  4,215              $  4,308
Interest cost                                                 16,784               16,969                15,958
Expected return on assets                                    (21,496)             (21,346)              (18,596)
Amortization of:
   Transition asset                                             (242)                (370)                 (370)
   Prior service costs                                         1,440                1,005                 1,534
   Actuarial gains                                              (196)                (898)                    -
                                                            --------             --------              --------
Net periodic benefit cost                                      1,042                 (425)                2,834
Additional charges (credits):
   Special termination charges                                     -                3,922                     -
   Curtailment credits                                             -               (7,246)                    -
   Settlement credits                                              -               (2,531)                    -
                                                            --------             --------              --------
Total net benefit cost (credit)                             $  1,042             $ (6,280)             $  2,834
                                                            ========             ========              ========




                                                                      Other Postretirement Benefits
                                                   ------------------------------------------------------------
                                                                1999                 1998                  1997
                                                   ------------------------------------------------------------
Service cost                                                $     19             $    188              $    568
Interest cost                                                  1,931                2,406                 2,631
Amortization of:
   Prior service costs                                          (850)                (850)                   60
   Actuarial (gains) losses                                     (291)                  60                  (660)
                                                            --------             --------              --------
Net periodic benefit cost                                        809                1,804                 2,599
Additional charges (credits):
   Special termination charges                                     -                  600                     -
   Curtailment credits                                             -               (3,293)                    -
                                                            --------             --------              --------
Total net benefit cost (credit)                             $    809             $   (889)             $  2,599
                                                            ========             ========              ========


     The projected benefit obligations and accumulated benefit obligations for pension plans with accumulated benefit obligations in excess of plan assets were $30.9 million and $22.9 million, respectively, at December 31, 1999 and $32.4 million and $24.1 million, respectively, at December 31, 1998. These amounts pertain to a nonqualified supplemental pension plan covering certain employees and a nonqualified pension plan covering directors of the Company. These plans are unfunded. The Company has established a grantor trust, consisting of money market funds, mutual funds and corporate-owned life insurance policies, to provide funding for the benefits payable under these nonqualified plans and certain other deferred compensation plans. The grantor trust, which is included in other assets, amounted to $47.9 million and $44.8 million at December 31, 1999 and 1998, respectively.

     Health care benefits are contributory and were restricted to employees at the Homestake mine whose combined years of age and years of service exceeded 65 as of January 1, 1999.

     The assumed health care cost trend rate has a significant effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate would have had the following effects on 1999 service and interest costs and the accumulated postretirement benefit obligation at December 31, 1999:


     One percentage point change                Increase   Decrease
     ---------------------------                --------   ---------
     Effect on service and interest
       components of net periodic cost           $  223    $  (199)
     Effect on accumulated postretirement
       benefit obligation                         2,781     (2,258)

Foreign pension plans: Certain of the Company's foreign operations also participate in pension plans. The Company's share of contributions to these plans was $2.2 million in 1999, $2.5 million in 1998, and $2.3 million in 1997.

Stock option and share rights plan: The Company's 1996 Stock Option and Share Rights Plan ("1996 Plan") provides for grants of up to 6 million common shares. At December 31, 1999 and 1998, 1.6 million and 3 million shares, respectively, were available for future grants. At December 31, 1999 stock options and share rights for 4 million shares were outstanding under the 1996 Plan and stock options for 2 million shares were outstanding under prior plans.

     The exercise price of each stock option granted under these plans is equal to or greater than the market price of the Company's stock on the date of grant and an option's maximum term is ten years. Options usually vest over a four-year period.

     A summary of the status of the Company's stock options as of December 31, 1999, 1998 and 1997 and changes during the years ending on those dates is presented below:

                                           1999                            1998                            1997
                             --------------------------------------------------------------------------------------------
                                  Number         Average          Number         Average          Number         Average
                                    of          Price Per          of           Price Per           of          Price Per
                                  Shares          Share           Shares          Share           Shares          Share
                             --------------------------------------------------------------------------------------------
Balance at January 1               4,947                           4,873                           4,692
    Granted                        1,600           $ 9.40          2,129           $ 7.28            902           $13.62
    Exercised                       (500)            0.74            (35)            0.74            (63)           13.99
    Plutonic options retired
    (see note 3)                                                  (1,033)           15.52
    Expired                         (394)           16.27           (987)           11.86           (658)            7.53
                              ----------                      ----------                      ----------
Balance at December 31             5,653                           4,947                           4,873
                              ==========                      ==========                      ==========

Options exercisable at
    December 31                    2,916                           2,136                           2,248
Fair value of options granted
    during the year                                $ 2.69                          $ 3.03                          $ 4.95

     Note: The above table includes stock option activity of Argentina Gold and Plutonic prior to their acquisition by Homestake in April 1999 and April 1998, respectively.

     The fair value of each stock option is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions: an expected life of 0.8, 1.2 and 1.7 years from the vesting date (with incremental vesting over four years) for 1999, 1998 and 1997, respectively; expected volatility of 35%, 31% and 31% for 1999, 1998 and 1997, respectively; a dividend yield of 1% in each year; and a risk-free interest rate of 5.0%, 5.7% and 6.6% in 1999, 1998 and 1997, respectively.

     The following table summarizes information about stock options outstanding at December 31, 1999:


                                           Options Outstanding                                    Options Exercisable
                     ----------------------------------------------------------------    ---------------------------------------
    Range of                                Weighted-Average        Weighted-Average                           Weighted-Average
   Exercise Prices         Number              Remaining             Exercise Price            Number           Exercise Price
    Per Share           Outstanding         Contractual Life            Per Share           Exercisable            Per Share
  ----------------   ---------------    ---------------------     -------------------    ---------------     -------------------
  $7.85  to  $9.41             2,761           8.7 years                  $ 9.37                     534              $9.37
   9.74  to  16.25             1,927           5.2 years                   14.29                   1,487              14.47
  16.78  to  39.02               965           4.0 years                   19.81                     895              19.86
                        ------------                                                        ------------
                               5,653                                                               2,916
                        ============                                                        ============

     At December 31, 1999 there were 0.4 million share rights (1998: 0.3 million) outstanding under the 1996 plan. Share rights are converted into common stock when certain performance measurement or vesting criteria are met. During 1999, 75,000 shares valued at $0.7 million were converted into common stock.

     The Company elected to use the pro forma disclosure provisions of SFAS 123, "Accounting for Stock-Based Compensation," and has applied Accounting Principles Board Opinion 25 and related interpretations in accounting for its stock options. Accordingly, no compensation cost has been recognized for the Company's stock options. The compensation cost for share rights is being recognized based on the fair value of the Company's stock over the period that the performance measurement and vesting criteria are estimated to be met. Had compensation expense for the Company's stock options been determined based on the fair value of options at the grant dates as calculated in accordance with SFAS 123, the Company's net income and earnings per share for the years ended December 31, 1999, 1998 and 1997 would have been as follows:

                                  1999                                1998                                1997
                   -------------------------------       -----------------------------        ----------------------------
                                         Earnings                               Loss                                Loss
                   Net Earnings          Per Share       Net Loss            Per Share        Net Loss           Per Share
                   -------------------------------       -----------------------------        ----------------------------
As reported              $4,864              $0.02       $(233,780)             $(1.01)      $(233,354)             $(1.02)
Pro forma                 1,526               0.01        (237,092)              (1.02)       (236,065)              (1.03)


Other plans: Substantially all full-time United States employees of the Company are eligible to participate in the Company's defined contribution savings plans. The Company's matching contribution was approximately $1.8 million in 1999, $1.9 million in 1998 and $2.6 million in 1997. The Company's 1999 and 1998 contributions primarily were in the form of Homestake stock.

Note 15:  Fair Value of Financial Instruments

     At December 31, 1999 and 1998 the carrying values of the Company's cash and equivalents, short-term investments, noncurrent investments, long-term debt and foreign currency options approximated their estimated fair values.

Note 16:  Shareholders' Equity

  HCI exchangeable shares: In connection with the 1998 acquisition of the minority interests in Prime (see note 3), HCI issued 11.1 million HCI exchangeable shares. Each HCI exchangeable share is exchangeable for one Homestake common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars), and other rights as one Homestake common share. A share of special voting stock, which was issued to the Transfer Agent in trust for the holders of the HCI exchangeable shares, provides the mechanism for holders of the HCI exchangeable shares to receive their voting rights. During 1999, 4.5 million HCI exchangeable shares were exchanged for an equivalent number of Homestake common shares. At December 31, 1999 the Company had reserved 6.7 million shares of common stock for issuance on exchange of the HCI exchangeable shares outstanding.

  Stock rights: Each share of common stock includes and trades with a right which will become exercisable on a date designated by the Board of Directors following the commencement of, or announcement of an intent to commence, a tender offer by any person, entity or group for 15% or more of the Company's common stock and the HCI exchangeable shares, considered as a single class. When exercisable, each right initially entitles the owner to purchase from the Company one one-hundredth of a share of Series A Participating Preferred Stock, par value $1 per share, at a price of $75 per share (the "Purchase Price"). Each one one-hundredth of a share of Series A Preferred Stock is equivalent to one Homestake common share with respect to voting and is entitled, on a quarterly basis, to the greater of a ten cent cash dividend or the dividend payable on one Homestake common share. In addition, if any person, entity or group (an "Acquiring Person") acquires 15% or more of the Company's common stock and the HCI exchangeable shares, considered as a single class, each right (whether or not previously exercisable) thereafter entitles the owner (other than an Acquiring Person or its affiliates and associates) to purchase for the Purchase Price the number of one one-hundredth of a share of Series A Preferred Stock equal to the Purchase Price divided by one-half of the market price of the Company's common stock. In lieu of the rights holder exercising such right, the Board of Directors has the option to issue, in exchange for each right, one-half of the number of shares of preferred stock (or common stock having a value equal to the Purchase Price) that would be issuable on the exercise of the right. If the Board of Directors has not exchanged shares for the rights and the Company engages in a business combination with an Acquiring Person (or affiliate or associate thereof), the holder of rights will be entitled to purchase for the Purchase Price (i) common stock of the surviving company or its publicly-held affiliate having a market value equal to twice the Purchase Price, or (ii) common stock of the surviving company having a book value equal to twice the Purchase Price if the surviving company and its affiliates are not publicly held. The numbers of shares and the Purchase Price are subject to adjustment for stock dividends, stock splits and other changes in capitalization. The rights expire on October 15, 2007.

     Each HCI exchangeable share trades with an HCI right issued under the HCI rights agreement. The HCI rights entitle the holders to acquire additional HCI exchangeable shares at the same price and in the same amounts and circumstances in which holders of Company rights are entitled to acquire Company common stock.

Note 17:  Additional Cash Flow Information

  Cash paid for interest and for income and mining taxes is as follows:

                                                         1999                1998               1997
                                                   ---------------------------------------------------
Interest                                                $18,377             $20,236            $19,506
Income and mining taxes, net of refunds                  33,292              22,620             66,227


     Certain investing and financing activities of the Company affected its financial position but did not affect its cash flows. See note 3 for discussions of the noncash acquisitions of the interests in Argentina Gold, Plutonic and Prime and additions to property at ADLF.

Note 18:  Commitments and Contingencies

  Foreign Currency Contracts

  Under the Company's foreign currency protection program, the Company has entered into a series of foreign currency option contracts to minimize the effects of a strengthening of either the Canadian or Australian currencies in relation to the United States dollar. At December 31, 1999 net unrealized gains of $3.4 million were outstanding on these contracts compared to net unrealized losses of $24 million at December 31, 1998. Other income for the years ended December 31, 1999, 1998 and 1997 includes income (losses) of $15.8 million, $(34.3) million and $(28.5) million, respectively, related to this program. At December 31, 1999 the Company had foreign currency contracts outstanding as follows:

                                                            Expected Maturity or Transaction Date
                                                                                                            Total or
US$ in millions                                                  2000           2001            2002        Average
                                                             -----------    -----------      ----------    -----------
Canadian $ / US $ option contracts:
-----------------------------------
    US $ covered                                               $105.4          $62.1             -            $167.5
      Written puts, average exchange rate (1)                    0.69           0.66             -              0.68
    US $ covered                                               $105.4          $66.1             -            $171.5
      Purchased calls, average exchange rate (2)                 0.72           0.69             -              0.71
    US $ covered                                               $105.4          $38.3             -            $143.7
      Purchased puts, average exchange rate (3)                  0.65           0.65             -              0.65

Australian $ / US $ option contracts:
------------------------------------
    US $ covered                                               $129.5          $63.3              $26.0       $218.8
      Written puts, average exchange rate (1)                    0.66           0.65               0.69         0.66
    US $ covered                                               $129.5          $63.3              $26.0       $218.8
      Purchased calls, average exchange rate (2)                 0.68           0.66               0.69         0.67
    US $ covered                                               $118.6          $52.3              $26.0       $196.9
      Purchased puts, average exchange rate (3)                  0.63           0.64               0.66         0.64


(1) Assuming exercise by the counter-party at the expiration date, the Company would exchange US dollars for Canadian or Australian dollars at the put exchange rate. The counter-party would be expected to exercise the option if the spot exchange rate was below the put exchange rate.

(2) Assuming exercise by the Company at the expiration date, the Company would exchange US dollars for Canadian or Australian dollars at the call exchange rate. The Company would exercise the option if the spot exchange rate was above the call exchange rate.

(3) Assuming exercise by the Company at the expiration date, the Company would exchange Canadian or Australian dollars for US dollars at the put exchange rate. The Company would exercise the option if the spot exchange rate was below the put exchange rate.

     In addition to amounts related to the foreign currency option contracts, the Company recorded foreign currency gains (losses) on intercompany debt and other of $10.9 million in 1999, $(4.4) million in 1998 and $(5.4) million in 1997 that also were included in other income. These foreign currency exchange gains and losses primarily are mark to market adjustments related to the Company's Canadian and Australian dollar denominated advances to its foreign subsidiaries.

  Gold and Silver Contracts

  Homestake's hedging policy provides for the use of forward sales contracts to hedge up to 30% of each of the following ten year's expected annual gold production, and up to 30% of each of the following five year's expected annual silver production, at prices in excess of certain targeted prices. The policy also provides for the use of combinations of put and call option contracts to establish minimum floor prices.

     During 1999, 1998 and 1997, the Company delivered or financially settled gold and silver production under maturing forward sales and option contracts as follows:

                                                                      1999                 1998               1997
                                                                --------------------------------------------------
Gold
----
     Forward sales contracts
        Ounces                                                     109,900              358,000            656,000
        Average price (US$ per oz.)                              $     415            $     359          $     421


     Option contracts
        Ounces                                                     340,000              900,000                  -
        Average price (US$ per oz.)                              $     298             $    325                  -

Silver
------
     Option contracts
        Ounces                                                   3,095,000                    -                  -
        Average price (US$ per oz.)                                  $6.35                    -                  -

     In 1999, the Company closed out and financially settled US dollar denominated forward sales contracts covering 245,000 ounces of gold maturing in the years 2001, 2002 and 2003. The pretax gain of $35 million realized as a result of this transaction has been deferred and will be recorded in income as the originally designated production is sold.

     At December 31, 1999 the Company had gold forward sales and option contracts outstanding as follows:

                                                             Expected Maturity or Transaction Date
                                           ------------------------------------------------------------------------
                                                                                                             There-      Total or
                                                 2000          2001       2002         2003         2004      after       Average
                                           -----------------------------------------------------------------------------------------
GOLD
US $ denominated contracts:
--------------------------
   Forward sales contracts:
     Ounces                                      85,080        10,000      10,000          -          -      409,200      514,280
     Average price ($ per oz.)               $      430    $      400     $   403          -          -     $    408    $     411


   Put options owned:
     Ounces                                     110,000        80,000           -          -          -            -      190,000
     Average price ($ per oz.)               $      279    $      253           -          -          -            -     $    268


   Call options written:
     Ounces                                      95,000        80,000           -           -          -           -       175,000
     Average price ($ per oz.)               $      275     $     253           -           -          -           -     $     265

   Call options purchased:
     Ounces                                      80,000        80,000           -           -          -           -       160,000
     Average price ($ per oz.)               $      268     $     268           -           -          -           -     $     268

Australian $ denominated contracts: /(1)/
------------------------------------------
   Forward sales contracts:
     Ounces                                           -             -      24,800      24,800     24,800      26,000       100,400
     Average price (US$ per oz.)                      -             -     $   344     $   344    $   344    $    344    $      344

   Put options owned:
     Ounces                                     120,000       120,000           -           -          -           -       240,000
     Average price (US$ per oz.)             $      340    $      350           -           -          -           -    $      345

SILVER
US $ denominated contracts:
--------------------------
   Forward sales contracts:
     Ounces                                   3,020,000     1,200,000           -           -          -           -     4,220,000
     Average price ($ per oz.)               $     6.33    $     6.00           -           -          -           -    $     6.24

      (1)   Expressed in US dollars at an exchange rate of A$ = US$ 0.6539

     The Company does not require or place collateral for its foreign currency and gold hedging derivatives. However, the Company minimizes its credit risk by dealing with only major international banks and financial institutions.

  Lease Commitments

  During 1999 the Company entered into capital leases to finance its portion of the purchase of mining equipment at the Kalgoorlie operations. Leased assets of $23 million are included in property, plant and equipment at December 31, 1999. The Company also leases certain office facilities and equipment under various noncancellable operating leases. Rental expense for 1999, 1998 and 1997 relating to these operating leases was approximately $2.4 million, $2.6 million and $3.5 million, respectively.

     Future minimum annual payments under noncancellable leases at December 31, 1999 are as follows:

                                                                       Operating                Capital
                                                                        Leases                   Leases
                                                                 ---------------------------------------

2000                                                                     $ 2,581                 $ 3,700
2001                                                                       2,669                   3,702
2002                                                                       2,503                   3,715
2003                                                                       2,210                   3,730
2004                                                                         834                   3,746
Thereafter                                                                 1,742                  10,750
                                                                 ---------------           -------------
Total minimum lease payment                                              $12,539                  29,343
                                                                 ===============
Less: estimated amount representing interest                                                      (6,299)
                                                                                           -------------
Present value of net minimum capital lease payments                                               23,044

Less: current portion                                                                             (2,216)
                                                                                           -------------
Long-term capital lease obligation at December 31, 1999                                          $20,828
                                                                                           =============


     The Company has entered into various commitments during the ordinary course of business including commitments to perform assessment work and other obligations necessary to maintain or protect its interests in mining properties, financing and other obligations to joint ventures and partners under venture and partnership agreements, and commitments under federal and state environmental health and safety permits.

     The Company is party to legal actions and administrative proceedings and is subject to claims arising in the ordinary course of business. The Company believes the disposition of these matters will not have a material adverse effect on its financial position or results of operations.

Note 19:  Segment Information

     The Company primarily is engaged in gold mining and related activities. Gold operations are managed and internally reported based on the following geographic areas: North America (United States and Canada), Australia and South America. The Company also has other foreign exploration activities and a sulfur and oil recovery operation in the Gulf of Mexico which are included in "Corporate and All Other". Within each geographic segment, operations are managed on a mine-by-mine basis. However, because each mine has similar characteristics, the Company has geographically aggregated its operations.

REPORTABLE SEGMENTS                                                        Corporate
                                        North                    South      and All        Reconciling
                                       America     Australia    America      Other            Items              Total
                                  --------------------------------------------------------------------------------------
1999
Product sales                        $  413,887     $244,223     $13,462    $ 19,376           $     -        $  690,948
Other revenues                           16,896       13,614         276      33,596            (7,205)  /a/      57,177
Total revenues                          430,783      257,837      13,738      52,972            (7,205)          748,125
Depreciation expense                     96,446       33,240       4,227         565                 -           134,478
Operating earnings                       81,856       35,515         438      29,268            (7,205)  /a/     139,872
Exploration expense                      10,305       15,169      13,471         566                 -            39,511
Write-downs and unusual items                 -       16,915           -       3,500                 -            20,415

Capital expenditures                     24,801       78,939         745         442                 -           104,927
Property, plant and equipment           625,596      492,912      11,945       2,393                 -         1,132,846
Total assets                            706,461      632,893      28,076     267,039                 -         1,634,469

Production (equivalent oz. of gold)   1,530,057      835,494      24,409           -                 -         2,389,960

1998
Product sales                        $  468,396     $299,909     $13,854    $ 20,975           $     -        $  803,134
Other revenues                          (10,345)      (7,100)      1,345      13,065            (2,209)  /a/      (5,244)
Total revenues                          458,051      292,809      15,199      34,040            (2,209)          797,890
Depreciation expense                     88,132       44,069       4,199       2,971                 -           139,371
Operating earnings                       60,828       26,678       1,590      34,341            (2,209)  /a/     121,228
Exploration expense                      16,495       23,316      15,579       4,475                 -            59,865
Write-downs and unusual items           127,476       65,736      10,156      10,445                 -           213,813

Capital expenditures                     32,337       40,095         141         750                 -            73,323
Property, plant and equipment           662,475      426,919       8,776       4,569                 -         1,102,739
Total assets                            853,906      530,463      22,204     254,033                 -         1,660,606

Production (equivalent oz. of gold)   1,581,922      925,700      24,119           -                 -         2,531,741

1997
Product sales                        $  481,541     $371,810     $10,277    $ 26,821           $     -        $  890,449
Other revenues                           12,218       (2,190)        927      75,068  /b/       (4,906)  /a/      81,117
Total revenues                          493,759      369,620      11,204     101,889            (4,906)          971,566
Depreciation expense                     78,180       76,107       2,570       5,924                 -           162,781
Operating earnings                       85,615       28,313       1,701      70,423            (4,906)  /a/     181,146
Exploration expense                      22,308       25,623      18,396       1,260                 -            67,587
Write-downs and unusual items            58,408       92,603           -     134,304  /c/            -           285,315

Capital expenditures                    109,647       88,878       4,460       1,644                 -           204,629
Property, plant and equipment           480,218      523,029      22,995       7,532                 -         1,033,774
Total assets                            670,975      658,900      33,221     264,048                 -         1,627,144

Production (equivalent oz. of gold)   1,538,112      974,289      16,530           -                 -         2,528,931


a)  Primarily intercompany financing.
b)  Includes Santa Fe merger termination fee of $62.9 million.
c) Includes write-down of Homestake's investment in the Main Pass 299 sulfur mine of $107.8 million.

     Amounts related to United States operations were as follows:

                                                           1999                   1998                   1997
                                                 ---------------------------------------------------------------
Product sales                                             $211,814               $259,044               $260,102
Property, plant and equipment                              117,690                131,121                228,616


     Sales to individual customers exceeding 10% of the Company's consolidated revenues were as follows:

                                     1999                   1998                    1997
                             -----------------------------------------------------------------
Customer A                         $   142,000           $           -           $           -
         B                              99,000                  75,600                       -
         C                              96,000                       -                       -
         D                              77,800                       -                       -
         E                              76,700                 108,000                 100,000
         F                                   -                 120,100                       -
         G                                   -                  99,200                 143,000


     Because of the active worldwide market for gold, Homestake believes that the loss of any of these customers would not have a material adverse impact on the Company.


Note 20:  Homestake Canada Inc.

  Homestake, through a wholly-owned subsidiary, owns all of HCI's common shares outstanding. At December 31, 1999, HCI had 6.7 million HCI exchangeable shares outstanding, which were held by the public (see notes 3 and 16).

     Following the 1999 business combination with Argentina Gold, Homestake's investment in Argentina Gold was transferred to HCI in exchange for a Canadian dollar-denominated intercompany note payable by HCI to its parent company of approximately C$282 million (US$191 million). In accordance with United States generally accepted accounting principles, the assets, liabilities and shareholders' equity of Argentina Gold have been recorded in HCI's financial statements at the historical cost basis to the parent company. The difference between the historical cost basis of Argentina Gold shareholders' equity and its fair value at the date of transfer has been recorded as a reduction to HCI's shareholders' equity. Summarized financial information for HCI is as follows:



                                                                              December 31,
                                                                 1999                         1998
                                                        ------------------------------------------------
Current assets                                                   $  43,666                      $151,593
Noncurrent assets                                                  498,567                       526,463
                                                        ------------------            ------------------
     Total assets                                                $ 542,233                      $678,056
                                                        ==================            ==================

Notes payable to the Company                                     $ 329,105                      $144,002
Other current liabilities                                           19,521                        41,839
Long-term debt                                                     102,666                             -
Other long-term liabilities                                         10,843                        15,882
Deferred income and mining taxes                                   199,979                       193,074
Redeemable preferred stock
     held by the Company                                                 -                        36,167
Shareholders' equity:
     HCI's shareholders' equity                                     70,991                       247,092
     Adjustment to conform to the
        Company's accounting basis                                (190,872)                            -
                                                        ------------------            ------------------
     Total liabilities and
     shareholders' equity                                        $ 542,233                      $678,056
                                                        ==================            ==================



                                                                 Year ended December 31,
                                         ------------------------------------------------------------------
                                                  1999                    1998                   1997
                                         ------------------------------------------------------------------
Total revenues                                     $234,708                $219,091                $261,318
Costs and expenses                                  229,084                 196,488                 213,474
                                         ------------------      ------------------      ------------------
Income before taxes and
     minority interests                            $  5,624                $ 22,603                $ 47,844
                                         ==================      ==================      ==================

Net income (loss)                                  $ (4,875)               $ (2,242)               $  7,205
                                         ==================      ==================      ==================

                       REPORT OF INDEPENDENT ACCOUNTANTS



The Shareholders and Board of Directors of
Homestake Mining Company:

In our opinion, the accompanying consolidated balance sheets and the related statements of consolidated operations, shareholders' equity, comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of Homestake Mining Company and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
San Francisco, California
February 3, 2000

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



/s/ Jack E. Thompson
--------------------
Jack E. Thompson
Chairman and Chief Executive Officer


/s/ David W. Peat
-----------------
David W. Peat
Vice President, Finance and
Chief Financial Officer


February 3, 2000

Quarterly Selected Data
(In thousands, except per share amounts)

                            First           Second           Third            Fourth
                           Quarter         Quarter          Quarter          Quarter            Year
                       --------------------------------------------------------------------------------------
1999:
Revenues                  $178,614         $199,340        $ 175,968         $194,203        $ 748,125
Net income (loss)             (949)  /1/        116   /2/      1,747   /3/      3,950   /4/      4,864   /1-4/

Per common share:
    Net income (loss) /9/ $      -   /1/   $      -   /2/  $    0.01   /3/   $   0.02   /4/  $    0.02   /1-4/
    Dividends paid /10/          -             0.05                -            0.025            0.075

1998:
Revenues                  $216,242         $195,350        $ 183,418         $202,880        $ 797,890
Net loss                    (7,602)  /5/    (43,149)  /6/   (182,833)  /7/       (196)  /8/   (233,780)  /5-8/

Per common share:
    Net loss /9/          $  (0.03)  /5/   $  (0.19)  /6/  $   (0.80)  /7/   $      -   /8/  $   (1.01)  /5-8/
    Dividends paid /10/          -             0.05                -             0.05             0.10



1. Includes business combination and integration costs of $1.3 million ($1.3 million pretax) or $0.01 per share.
2. Includes business combination and integration costs of $3.5 million ($3.5 million pretax) or $0.01 per share and write-down of investment of $3.5 million ($3.5 million pretax) or $0.01 per share.
3. Includes write-downs and unusual charges of $4.4 million ($6.9 million pretax) or $0.02 per share including (i) reductions of $1.1 million ($1.7 million pretax) in the carrying values of resource assets and (ii) an increase of $3.3 million ($5.2 million pretax) in the estimated accrual for remediation and reclamation.
4. Includes write-downs and unusual charges of $7.8 million ($10 million pretax) or $0.03 per share to reduce the carrying values of certain resource assets.
5. Includes business combination and integration costs of $2.7 million ($2.8 million pretax) or $0.01 per share and charges of $5.9 million ($8.9 million pretax) or $0.03 per share related to the restructuring of the Homestake mine.
6. Includes business combination and integration costs of $15 million ($17.9 million pretax) or $0.06 per share and reductions in the carrying values of resource assets of $12.8 million ($13.1 million pretax) or $0.06 per share.
7. Includes write-downs and unusual charges of $165.9 million ($187.9 million pretax) or $0.72 per share including (i) reductions of $115.4 million ($135.9 million pretax) in the carrying values of resource assets, (ii) an increase of $35 million ($35 million pretax) in estimated accruals for remediation and reclamation expenditures, (iii) write-downs of $7.3 million ($7.9 million pretax) of noncurrent investments, and (iv) other charges of $8.2 million ($9.1 million pretax).
8. Includes a reduction in business combination and integration costs of $0.7 million ($1.3 million pretax) and write-downs and unusual charges of $3.9 million ($3.9 million pretax) or $0.01 per share including (i) reductions of $2.6 million ($2.6 million pretax) in the carrying values of resource assets, (ii) an increase of $1 million ($1 million pretax) in estimated accruals for reclamation expenditures, and (iii) write-downs of $0.3 million ($0.3 million pretax) in noncurrent investments.
9.  Basic and diluted earnings per share.
10. Homestake only.


Common Stock Price Range

(Prices as quoted on the New York Stock Exchange)

                              First               Second                Third                 Fourth
                             Quarter             Quarter               Quarter               Quarter                Year
                         ---------------------------------------------------------------------------------------------------
1999:      High                 $11.44               $10.75                $10.88                $10.13               $11.44
           Low                    8.13                 7.50                  7.19                  7.50                 7.19

1998:      High                 $11.19               $13.13                $12.69                $15.00               $15.00
           Low                    7.69                 9.31                  8.69                  8.38                 7.69

Five-Year Selected Data/1/
(In thousands, except per share amounts)

                                  1999             1998              1997              1996             1995
                            -----------------------------------------------------------------------------------

Revenues                       $  748,125       $  797,890        $  971,566        $  998,793       $  949,143
Net income (loss)                   4,864  /2/    (233,780)  /3/    (233,354)  /4/      42,361  /5/      44,722
Net income (loss) per share /6/      0.02  /2/       (1.01)  /3/       (1.02)  /4/        0.19  /5/        0.21


Total assets                    1,634,469        1,660,606         1,627,144         1,959,778        1,688,368
Long-term debt                    278,494          357,410           374,593           255,170          274,942
Other long-term obligations       219,849  /7/     176,887           152,610           123,475          127,558
Deferred income
        and mining taxes          216,958          230,567           161,862           218,379          202,607
Minority interests                 13,800            7,825           108,116           103,960          100,380
Shareholders' equity              765,360          739,196           699,791         1,043,377          862,078

Dividends per share /8/             0.075             0.10              0.15              0.20             0.20


1. Five-year selected financial data reflects the 1999 combination of Homestake and Argentina Gold and the 1998 combination of Homestake and Plutonic, both on a pooling-of-interests basis. Accordingly, all periods presented include the results and financial position of Argentina Gold and Plutonic.
2. Includes business combination and integration costs of $4.8 million ($4.8 million pretax) or $0.02 per share and write-downs and other unusual charges of $15.7 million ($20.4 million pretax) or $0.06 per share including (i) reductions in the carrying values of resource assets of $8.9 million ($11.7 million pretax), (ii) an increase in the estimated accrual for remediation and reclamation expenditures of $3.3 million ($5.2 million pretax) and (iii) a write-down of $3.5 million ($3.5 million pretax) for an exploration joint venture.
3. Includes business combination and integration costs of $17 million ($19.4 million pretax) or $0.07 per share and write-downs and other unusual charges of $188.5 million ($213.8 million pretax) or $0.82 per share including (i) a reduction in the carrying values of resource assets of $130.8 million ($151.6 million pretax), (ii) an increase in the estimated accrual for remediation and reclamation expenditures of $36 million ($36 million pretax), (iii) Homestake mine restructuring charges of $5.9 million ($8.9 million pretax),
   (iv) write-downs of investments of $7.6 million ($8.2 million pretax), and
   (v) other charges of $8.2 million ($9.1 million pretax).
4. Includes a gain of $47.2 million ($62.9 million pretax) or $0.21 per share on the fee received upon termination of Homestake's merger agreement with Santa Fe Pacific Gold Corporation, a gain of $10.4 million ($10.4 million pretax) or $0.04 per share with respect to the cancellation of an option to acquire Great Central Mines Limited, and a gain of $8.1 million ($13.5 million pretax) or $0.03 per share on the sale of the George Lake and Back River joint venture interests in the Northwest Territories of Canada, and write-downs and unusual charges of $224.9 million ($285.3 million pretax) or $0.98 per share including (i) a write-down of $84.9 million ($107.8 million pretax) in Homestake's investment in the Main Pass 299 sulfur mine, (ii) a reduction of $60.1 million ($84.7 million pretax) in the carrying values of resource assets, (iii) write-downs of $45.7 million ($47.9 million pretax) of certain investments, (iv) an increase of $21.5 million ($29.1 million pretax) in the accrual for estimated future reclamation expenditures, and (v) other charges of $12.7 million ($15.8 million pretax) consisting primarily of foreign exchange losses on intercompany redeemable preferred stock and losses on an intercompany gold loan.
5. Includes income of $24 million or $0.10 per share from a reduction in the Company's accrual for prior year income taxes, a gain of $7.9 million ($7.9 million pretax) or $0.03 per share from the sale of the investment in Eagle Mining Corporation NL, write-downs of $8.3 million ($9 million pretax) or $0.03 per share in the carrying values of investments in mining company securities, and proceeds of $4.9 million ($5.5 million pretax) or $0.02 per share from a litigation recovery.
6. Basic and diluted earnings per share.
7. Includes a deferred gain of $35 million on the early close-out of forward sales contracts.
8. Homestake only.