Form 10-K, Exhibit 13
period 2000-12-31
HOMESTAKE MINING CO /DE/
filed 2001-03-29
CIK 743872

                                                                      Exhibit 13

Index to Exhibit 13:

Selected information from the 2000 Annual Report to Shareholders is incorporated by reference in the Form 10-K and such information is herewith filed electronically as Exhibit 13. Such selected information is listed below. Noted page references correspond to pagination in the 2000 Annual Report to Shareholders.

                                                             Annual Report Page
Management's Discussion and Analysis                                24-33
Consolidated Financial Statements                                   34-38
Notes to Consolidated Financial Statements                          39-55
Report of Independent Accountants                                      56
Management's Responsibility for Financial Reporting                    56
Quarterly Selected Data                                                57
Common Stock Price Range                                               58
Five-Year Selected Data                                                58

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Years Ended December 31, 2000, 1999 and 1998

(Unless otherwise stated, the following information relates to amounts included in the consolidated financial statements, without reduction for minority interests. Homestake reports per ounce production costs in accordance with the "Gold Institute Production Cost Standard.")

RESULTS OF OPERATIONS

Summary

     Homestake recorded a loss from continuing operations of $89.1 million or $0.34 per share in 2000 compared to income of $9.2 million or $0.04 per share and a loss of $229.9 million or $0.99 per share from continuing operations in 1999 and 1998, respectively. The 2000 loss from continuing operations includes after-tax non-recurring items amounting to $68.6 million or $0.26 per share compared to $20.5 million or $0.08 per share in 1999 and $205.5 million or $0.89 per share in 1998. The losses in 1999 and 1998 include after-tax business combination and integration costs of $4.8 million and $17 million, respectively. The loss from continuing operations in 2000 also includes after-tax foreign currency exchange losses of $28.6 million compared to gains of $20.6 million in 1999 and losses of $23.5 million in 1998.

     On July 20, 2000, Freeport-McMoRan Sulphur LLC, the operator and 83.3% owner of the Main Pass 299 joint venture, located in the Gulf of Mexico, announced a phased closure of sulfur operations. Homestake's 16.7% interest in the sulfur joint venture was reflected as a discontinued operation effective June 30, 2000. Losses from discontinued operations in 2000 amounted to $15.3 million or $0.06 per share, compared to $4.4 million or $0.02 per share and $3.9 million or $0.02 per share in 1999 and 1998, respectively. The 2000 loss from discontinued operations included a non-recurring charge of $12 million, reflecting Homestake's $8.5 million share of unaccrued reclamation and closure costs and a $3.5 million allowance for projected operating losses during the closure period. Homestake wrote-off the carrying value of its interest in Main Pass in 1997.

     Including losses from discontinued operations, Homestake recorded a net loss of $104.4 million or $0.40 per share in 2000 compared to net income of $4.9 million or $0.02 per share in 1999 and a net loss of $233.8 million or $1.01 per share in 1998, respectively.

     Excluding the effect of the write-downs and unusual charges, business combination costs, and foreign currency exchange gains and losses, Homestake recorded income from continuing operations of $8.1 million or $0.03 per share in 2000 compared to income from continuing operations of $9.1 million or $0.03 per share in 1999 and a loss from continuing operations of $1.4 million or $0.01 per share in 1998. The 2000 results reflect higher gold production, lower per ounce operating costs and lower administrative and general, exploration and tax expenses, offset by lower gold prices and higher depreciation charges. The improvement in 1999 results compared to 1998 primarily was due to lower operating costs, lower exploration expenses and lower minority interest charges, partially offset by lower gold prices.

     A summary of significant non-recurring items in 2000, 1999 and 1998 follows:

Significant Non-recurring Items
(after-tax, in millions of dollars)                           2000         1999        1998
---------------------------------------------------------------------------------------------
Resource asset write-downs                                  $ (28.1)      $ (8.9)    $(130.8)
Increase in the estimated accrual for
     remediation and reclamation expenditures                 (15.0)        (3.3)      (36.0)
Write-downs of noncurrent investments                                       (3.5)       (7.6)
Business combination and
     integration costs                                                      (4.8)      (17.0)
Homestake mine restructuring charges                          (23.0)                    (5.9)
Other                                                          (2.5)                    (8.2)
---------------------------------------------------------------------------------------------
                                                            $ (68.6)     $ (20.5)    $(205.5)
---------------------------------------------------------------------------------------------

Gold Operations - Summary
                                                                     2000        1999      1998
--------------------------------------------------------------------------------------------------
Revenues (millions of dollars)                                     $ 665.7      $671.6     $782.2

Gold sales (thousands of ounces)                                     2,181       2,168      2,379

Gold production (thousands of ounces)
        Consolidated                                                 2,228       2,164      2,332
        Attributable                                                 2,206       2,141      2,137

Average gold price ($ per ounce)
        Realized                                                     $ 288       $ 291      $ 312
        Spot                                                           279         279        294

Consolidated production costs ($ per ounce)
        Total cash cost                                              $ 174       $ 182      $ 205
        Total production cost                                          239         242        264
--------------------------------------------------------------------------------------------------

     Revenues from gold, ore and concentrate sales during 2000 are consistent with revenues in 1999. The average realized gold price decline of 1% was offset by a 1% increase in sales volumes. The higher sales volumes in 2000 were attributable to a 3% increase in consolidated gold production partially offset by an increase in finished bullion inventories. The 14% decrease in consolidated revenues in 1999 from 1998 reflects a 7% decline in the average realized gold price and a 9% reduction in sales volumes. Lower realized prices in 1999 compared to 1998 primarily were due to lower average spot gold prices, which declined by 5%. The Company's hedging activities increased revenues by approximately $21 million, $28 million and $47 million in 2000, 1999 and 1998, respectively.

     The 3% increase in consolidated gold production in 2000 reflects 7% higher production in the United States and 5% higher production in Australia, partially offset by a 3% decrease in production in Canada. Higher production from United States operations primarily reflects Homestake's additional 25% ownership interest in the Round Mountain mine in Nevada effective July 1, 2000, partially offset by lower production from the Homestake mine. Higher production in Australia reflects higher production from the Kalgoorlie operations due to the resolution of the mill gear problems that hampered production in the first half of 1999 and higher production from the Yilgarn operations, partially offset by the absence of production from the Peak Hill mine, which ceased operations in November 1999. Lower consolidated production from the Canadian operations reflects the absence of production from the Snip mine, which ceased operations in June 1999. Attributable production from the Canadian operations increased by 6% in 1999 compared to 1998 reflecting Homestake's December 1998 acquisition of the minority interests of Prime Resources Group Inc. ("Prime"), the owner of the Eskay Creek mine.

Consolidated Production Costs per Ounce

(per ounce of gold)                                 2000          1999        1998
-----------------------------------------------------------------------------------
Direct mining costs                                 $184          $198        $210
Deferred stripping adjustments                         -            (4)          1
Costs of third-party smelters                         18            16           8
By-product credits                                   (34)          (33)        (18)
-----------------------------------------------------------------------------------
Cash Operating Costs                                 168           177         201
Royalties                                              5             4           3
Production taxes                                       1             1           1
-----------------------------------------------------------------------------------
Total Cash Costs                                     174           182         205
Depreciation and amortization                         55            53          53
Reclamation                                           10             7           6
-----------------------------------------------------------------------------------
Total Production Costs                              $239          $242        $264
-----------------------------------------------------------------------------------

     The 4% reduction in total cash costs per ounce in 2000 compared to 1999 reflects the Company's continuing cost reduction efforts, higher production at the low-cost Eskay Creek mine, a decrease in production at the higher-cost Homestake mine and the benefit of the weaker Australian dollar in relation to the US dollar.

     The Company's total noncash cost per ounce was $65 during 2000 compared to $60 and $59 per ounce during 1999 and 1998, respectively. Total noncash costs per ounce increased slightly in 2000 primarily due to increased production at the Eskay Creek mine, which has a higher noncash cost component, depreciation of the owner-mining equipment at the Kalgoorlie operations and increases in reclamation accruals.

     Consolidated total cash costs per ounce have been derived from amounts included in revenues and production costs in the Statements of Consolidated Operations as follows:

Reconciliation of Total Cash Costs per Ounce to Financial Statements

(millions of dollars, except per ounce amounts)                         2000        1999       1998
-----------------------------------------------------------------------------------------------------
Production Costs per Financial Statements                              $438.2      $450.7     $513.1
Adjustments to production costs:
   Costs of third-party smelters (a)                                     38.9        35.0       18.1
   Production costs of consolidated joint ventures                       (4.6)       (4.5)     (29.4)
   Production costs of equity-accounted investments                       2.0         1.9        1.9
By-product adjustments                                                  (74.6)      (71.3)     (38.4)
Reclamation accruals                                                    (22.5)      (14.7)     (12.8)
Inventory movements and other                                             6.1        (7.7)     (14.5)
-----------------------------------------------------------------------------------------------------
Production Costs for Per Ounce Calculations                            $383.5      $389.4     $438.0
-----------------------------------------------------------------------------------------------------
Gold Production During the Year (in thousands)                          2,206       2,141      2,137
-----------------------------------------------------------------------------------------------------
Total Cash Costs Per Ounce                                              $ 174       $ 182      $ 205
-----------------------------------------------------------------------------------------------------

(a) Eskay Creek sells ore and concentrates containing gold and silver directly to third-party smelters. For comparison purposes, cash operating costs per ounce include estimated third-party costs incurred by smelters and others to produce marketable gold and silver.

     Prior to 2000, Homestake reported its gold production and costs per ounce using equivalent ounces (co-product reporting) at the Eskay Creek mine. Under the co-product reporting method, silver production from the Eskay Creek mine was expressed in terms of an equivalent amount of gold. This method was originally selected in 1995, when the mine commenced production, due to the mine's significant silver production (approximately 40%-45% of revenue depending on the relative market prices of gold and silver). It is now a more common practice in the industry to report gold production using by-product reporting, where silver revenue is credited against operating costs in cost per ounce calculations. Either method is acceptable under the Gold Institute Production Cost Standard. Effective July 1, 2000, Homestake adopted the by-product reporting basis for reporting its gold production and production costs per ounce. All periods presented have been restated to conform to by-product reporting.

Australia

     Western Australia operations produced 875,700 ounces of gold (Homestake's share) at a total cash cost of $194 per ounce compared to 835,500 ounces at a total cash cost of $219 per ounce during 1999 and 925,700 ounces at a total cash cost of $224 per ounce during 1998.

     Homestake's 50% share of production from the Kalgoorlie operations totaled 393,800 ounces at a total cash cost of $189 per ounce during 2000 compared to 360,100 ounces at a total cash cost of $235 per ounce during 1999 and 390,200 ounces at a total cash cost of $229 per ounce during 1998. The increase in production in 2000 reflects higher mill throughput reflecting the resolution of the Fimiston SAG mill gear issues in 1999, partially offset by the build up of in-process concentrate inventories at the Gidji roaster in 2000. From June 1998, until a permanent replacement gear was installed in May 1999, structural cracks in the mill's ring gear required that the mill be operated at a reduced rotation speed to minimize stress on the gears, which limited capacity. The Company received insurance proceeds of $1.1 million and $4.8 million related to the ring gear failure during 2000 and 1999, respectively. The increase in in-process inventories at the Gidji roaster reflects increasingly stringent sulfur dioxide emission constraints coupled with higher sulfur levels in the ore and unfavorable weather conditions during the year which limited operation of the roaster. Lower total cash costs per ounce in 2000 reflect the weaker Australian dollar and the benefit of lower owner mining costs. The Super Pit operations completed the transition from contract to owner mining in the first quarter of 2000. During 1999, total cash costs per ounce increased in comparison to 1998 as a result of a slightly stronger Australian dollar and a temporary increase in mining costs associated with an interim mining agreement with the contract miner, partially offset by the mill gear insurance proceeds.

     In July 1999, development was suspended and a 40-person reduction in workforce at the Mt Charlotte underground mine was announced. Mining activities since that time have concentrated on previously developed ore blocks. The current mine plan extends to March 2001, but performance of the mine will be monitored to determine whether the operation will continue beyond that date.

     Gold production at the Yilgarn operations, which consist of the Plutonic, Lawlers and Darlot mines, was 481,900 ounces at a total cash cost of $199 per ounce in 2000 compared to 453,900 ounces at a total cash cost of $208 per ounce in 1999 and 459,400 ounces at a total cash cost of $218 per ounce in 1998. Production at the Plutonic mine totaled 253,600 ounces at a total cash cost of $196 per ounce in 2000 compared to 236,500 ounces at a total cash cost of $221 per ounce in 1999 and 255,500 ounces at a total cash cost of $226 per ounce in 1998. Higher production in 2000 reflects a higher average grade of ore milled and higher recoveries. Production decreased in 1999 compared to 1998 primarily due to a lower average grade of ore milled. During 2000, 1999 and 1998, the processing of underground ore was supplemented with ore from lower grade open-pit stockpiles and from mining small satellite open-pit deposits near the processing facilities, which enabled the mill to operate at full capacity. During 2000, ore sourced from the underground operations comprised 60% of total production compared to 65% and 41% in 1999 and 1998, respectively. Lower total cash costs in 2000 primarily reflect the weaker Australian dollar.

     Production at the Darlot mine continued to increase and total cash costs per ounce continued to decrease in 2000. Darlot mine production in 2000 amounted to 127,100 ounces at a total cash cost of $192 per ounce compared to 113,100 ounces at a total cash cost of $198 per ounce in 1999 and 77,500 ounces at a total cash cost of $250 per ounce in 1998. The increased production in 2000 is due to a higher average grade of ore milled. Increased production in 1999 reflects the commencement of mining in the higher-grade Centenary underground deposit in late 1998 and higher mill recovery rates. Reduced total cash costs in 2000 reflect the weaker Australian dollar partially offset by higher diesel fuel prices and additional backfill costs. Lower total cash costs per ounce in 1999 compared to 1998 reflect the increased production. The Company plans to invest $7.5 million in a new fleet of haul trucks, loaders and other ancillary underground equipment to convert the Darlot mine to owner mining in the first half of 2001.

     Production at the Lawlers mine totaled 101,200 ounces in 2000 compared to 104,300 ounces in 1999 and 126,400 ounces in 1998. The Lawlers mine has been exclusively an underground operation since 1998. Production in 2000 decreased due to lower average grade of ore milled, partially offset by higher mill throughput. Production in 1999 decreased 17% as a result of the completion of open-pit mining in October 1998 and lower average grade of ore milled resulting from difficulties associated with developing high-grade ore sources in the second half of the year. Total cash costs per ounce increased 13% to $213 per ounce in 2000 as the effect of the lower production was only partially offset by the weaker Australian dollar. Total cash costs per ounce increased to $189 per ounce in 1999 compared to $181 per ounce in 1998 as a result of lower production and higher exchange rates.

Canada

     Canadian operations produced 638,100 ounces of gold (Homestake's share) at a total cash cost of $108 per ounce during 2000 compared to 656,400 ounces at a total cash cost of $112 per ounce during 1999 and 495,700 ounces at a total cash cost of $147 per ounce during 1998.

     Attributable production at the Eskay Creek mine, in British Columbia, consisting of payable gold contained in ore and concentrates sold, increased to 333,200 ounces in 2000 compared to 309,000 ounces and 156,500 ounces in 1999 and 1998, respectively. Total cash costs per ounce, including third-party smelter costs, increased to $30 per ounce in 2000 compared to $15 per ounce in 1999 and $9 per ounce in 1998. The increase in production in 2000 is primarily due to an increase in concentrate shipments, partially offset by a lower average grade of ore mined. The increase in production in 1999 from 1998 primarily is due to Homestake's acquisition of the Prime minority interests. In addition, the higher 1999 production also reflects an increase in ore and concentrate shipment volumes partially offset by a lower average grade of ore mined. Total cash costs per ounce increased in 2000 due to lower silver by-product credits and higher fuel and third-party smelter costs. Lower total cash costs in 1999 compared to 1998 reflect higher by-product credits due to an increase in silver production.

     Homestake's share of production in 2000 from the Hemlo mining camp in Ontario, which includes the Williams and David Bell mines and the Quarter Claim royalty interest, amounted to 304,900 ounces at a total cash cost of $193 per ounce compared to 305,100 ounces at a total cash cost of $197 per ounce in 1999 and 286,300 ounces at a total cash cost of $210 per ounce in 1998. David Bell and Williams ore have both been processed through the Williams mill since mid-1999. Lower cash costs in 2000 compared to 1999 were primarily due to lower mining costs reflecting the consolidation of milling facilities. Higher production and lower cash costs from the Hemlo mines in 1999 compared to 1998 were primarily due to higher ore grades and increased mill throughput.

United States

     United States operations produced 669,400 ounces of gold (Homestake's share) at a total cash cost of $209 per ounce during 2000 compared to 624,200 ounces at a total cash cost of $207 per ounce during 1999 and 691,500 ounces at a total cash cost of $221 per ounce during 1998.

     Effective July 1, 2000, Homestake increased its ownership interest in the Round Mountain mine in Nevada from 25% to 50%. Homestake's share of 2000 gold production from the Round Mountain mine was 243,700 ounces at a total cash cost of $206 per ounce, compared to 135,500 ounces at a total cash cost of $198 per ounce in 1999 and 127,600 ounces at a total cash cost of $220 per ounce in 1998. The increased production in 2000 primarily is due to the increase in Homestake's ownership interest and higher dedicated leach pad production. Higher total cash costs in 2000 reflect the processing of higher cost mill inventory, which had accumulated in the prior year. The increased production and decrease in costs during 1999 is due to an increase in the tonnage and grade of ore placed on the dedicated leach pad and a significantly higher average grade of ore processed through the mill.

     At the Ruby Hill mine in Nevada, gold production increased to 125,200 ounces at a total cash cost of $106 per ounce in 2000 compared to 123,800 ounces at a total cash cost of $104 per ounce in 1999 and 116,500 ounces at a total cash cost of $122 per ounce in 1998. Higher production in 2000 primarily reflects higher tons processed.

     At the McLaughlin mine in northern California, production decreased to 107,800 ounces at a total cash cost of $235 per ounce in 2000 compared to 121,500 ounces at a total cash cost of $223 per ounce in 1999 and 128,700 ounces at a total cash cost of $219 per ounce during 1998. Mining operations at the McLaughlin mine were completed in 1996 and since that time the operation has processed stockpiled ore through a conventional carbon-in-pulp circuit. The lower production and higher cost per ounce in 2000 compared to 1999, and in 1999 compared to 1998 is due to the processing of lower grade ore as the higher-grade stockpiles were depleted in the third quarter of 1999. Production and total cash costs in 2001 are expected to be similar to 2000. At currently anticipated production rates, the stockpiles are expected to be depleted in 2002.

     At the Homestake mine in South Dakota, production in 2000 decreased to 170,900 ounces at a total cash cost of $268 per ounce from 212,700 ounces at a total cash cost of $261 per ounce in 1999 and 277,400 ounces at a total cash cost of $249 per ounce in 1998. The lower production and higher total cash costs during 2000 reflect the completion of the processing of the lower-cost Open Cut ore stockpile in December 1999. In 1998, the underground operations at the Homestake mine were restructured, and as a result, the workforce was reduced by 450 employees, parts of the mine were closed and mining was concentrated on substantially fewer production levels. Lower production and higher total cash costs during 1999 compared to 1998 reflect lower Open Cut ore production. In the first eight months of 2000, underground ore grades were lower and development costs were higher than planned due to the discontinuous nature of the remaining ore lodes. As a result of these conditions and the continued weakness in the price of gold, a decision was made to implement a phased closure at the Homestake mine. The new

"mine-out" plan contemplates extraction of remaining developed ore through December 2001. The Homestake mine is expected to produce approximately 172,000 ounces in 2001 from the underground operations.

     At the Marigold mine, the Company's 33% share of production in 2000 decreased to 21,800 ounces at a total cash cost of $247 per ounce compared to 24,700 ounces at a total cash cost of $207 per ounce in 1999 and 24,000 ounces at a total cash cost of $235 per ounce in 1998. Lower production and higher costs in 2000 compared to 1999 reflect additional waste stripping. In 2001, production is expected to increase slightly and cash costs to decline significantly compared to 2000.


South America

     Homestake's share of production at its 51%-owned Agua de la Falda mine amounted to 22,900 ounces of gold at an average total cash cost of $207 per ounce in 2000 compared to 24,400 ounces at a total cash cost of $189 per ounce in 1999 and 24,100 ounces at a total cash cost of $198 per ounce in 1998. Production decreased in 2000 primarily due to lower grade ore, and cash cost per ounce increased primarily due to lower production and higher processing costs.

Other income (loss) of $(19) million in 2000 compares to $42 million in 1999 and $(23.6) million in 1998. Other income (loss) for the years ended December 31, 2000, 1999, and 1998 includes income (losses) of $(16.6) million, $15.8 million, and $(34.3) million, respectively, related to the Company's Foreign Currency Protection Program (see "Foreign Currency, Gold and Other Commitments"). Other income for the years ended December 31, 2000, 1999, and 1998 also includes foreign currency exchange gains (losses) of $(18.2) million, $10.9 million, and $(4.4) million, respectively, related to intercompany advances. The intercompany advances were established between the US parent company and its Australian and Canadian subsidiaries to finance corporate acquisitions and capital development projects.

     Foreign currency gains and losses recorded under the Foreign Currency Protection Program and with respect to the intercompany advances are due to movements in the Australian and Canadian currencies in relation to the United States dollar. Generally, a strengthening of either of the Australian and Canadian currencies results in foreign currency exchange gains, whereas a weakening of either of these currencies results in foreign exchange losses. The average annual Australian/United States exchange rate during 2000, 1999 and 1998 was 0.582, 0.640 and 0.630, and the December 31, 2000, 1999 and 1998 closing rate was 0.559, 0.654 and 0.611, respectively. The average annual Canadian/United States exchange rate during 2000, 1999 and 1998 was 0.673, 0.679 and 0.675, and the December 31, 2000, 1999 and 1998 closing rate was 0.667,
0.693 and 0.653, respectively.

     Other income in 2000, 1999 and 1998 also includes gains on investments and asset disposals of $8.3 million, $4.2 million and $8.9 million, respectively. Gains on investments and asset disposals primarily relate to the purchase and sale of securities in the Grantor Trust established to fund nonqualified retirement benefits and deferred compensation plans, and the disposal of redundant equipment and mining properties.

Depreciation, depletion and amortization increased to $144.5 million during 2000 from $134.5 million during 1999 and $139.4 million during 1998. The higher depreciation expense in 2000 primarily is due to increased production at the Eskay Creek mine, which has a relatively high noncash charge per ounce, additional depreciation of $3.3 million associated with the new owner-mining fleet at the Kalgoorlie operations and the impact of the 3% increase in gold production. Depreciation expense decreased in 1999 primarily as a result of the asset write-downs in 1999 and 1998.

Administrative and general expense declined to $37.9 million during 2000 from $42 million during 1999 and $46.8 million during 1998. Reduced administrative and general expenses in 2000 are the result of continuing cost reduction efforts and benefits from the Company's over-funded pension plans.

Exploration expense decreased to $37.5 million in 2000 compared to $39.5 million in 1999 and $59.9 million in 1998. Expenses related to in-mine definition drilling at Homestake's operating mines are included in the individual mine operating expenses and cost per ounce calculations. The reduced exploration spending levels reflect general gold industry trends and a refocus of exploration efforts following the acquisitions of Plutonic in 1998 and Argentina Gold in 1999. Homestake is concentrating exploration activities on existing major projects and on the extensive land packages in prime gold belts associated with its recent acquisitions. The Company currently plans to spend approximately $22 million on exploration activities during 2001, primarily around existing operations and on advanced exploration projects that have the greatest prospect of creating commercially viable mines.

Write-downs and other unusual charges during 2000, 1999 and 1998 were $74.5 million, $20.4 million and $213.8 million, respectively.

     On September 11, 2000, the Company announced a phased closure of the Homestake mine in South Dakota that contemplates completion of operations by December 2001. In connection with the planned closure, the Company recorded a $23 million provision for employee termination benefits and other exit costs. Reclamation and remediation activities will continue for a number of years. The Company expects to spend approximately $65.1 million on final reclamation and remediation of the Homestake mine, of which $50.2 million had been accrued at December 31, 2000.

     In January 1998, the Company commenced a restructuring of underground operations at the Homestake mine and recorded severance and other costs of $8.9 million.

     During 2000, the Company recorded an $18.2 million write-down of property, plant and equipment at the Homestake mine, in connection with the closure discussed above, a $6.4 million write-down of certain redundant equipment and a $7.4 million write-off of certain properties acquired as part of the 1998 Plutonic acquisition. The $6.4 million charge relating to redundant assets includes $1.3 million at Eskay Creek mine related to modifications to the mill and backfill processes, $4.6 million at the Plutonic mine to write-off the remaining carrying value of the now redundant diesel power station, and other asset write-downs of $521,000. Since 1997, the Plutonic mine has generated 70-80% of its power requirements from an on-site gas-fired power plant and 20-30% from the operation's original diesel power station. As a result of increasing diesel fuel prices, power generated by the diesel station costs approximately three times that of power generated by the gas plant. Recent focus on improving gas plant performance resulted in an increase in utilization of the gas plant to 100%, rendering the diesel plant redundant.

     In 1999, the Company recorded charges of $10 million to write-off a property acquired as part of the Plutonic acquisition and $1.7 million to write-down certain redundant equipment at the Kalgoorlie operations. In 1998, the Company recorded a $76.1 million write-down of property, plant and equipment at the Homestake mine, $34.5 million write-down of property and $3.9 million of severance and other charges at the Mt Charlotte mine. Also in 1998, the

Company wrote down $37.1 million related to mineral properties acquired as part of the Plutonic and Argentina Gold acquisitions.

     During 2000, following a review of its reclamation liabilities, the Company recorded a charge of $16.2 million to increase reclamation accruals for certain non-operating properties. These charges include $10 million for the former uranium mill site near Grants, New Mexico, $2.4 million related to Whitewood Creek in South Dakota, $2.0 million for the Cullaton Lake mine in Nunavut, Canada, $1.5 million for the Bulldog mine in Colorado, and $270,000 for other non-operating properties. Increased cost estimates for future reclamation reflect changes in the scope and expected cost of the required reclamation and closure activities identified during 2000.

     During 1999, the Company recorded unusual charges of $5.2 million to increase the estimated reclamation liability for certain non-operating properties in Australia following an environmental audit of those properties. In 1998, following an environmental audit at the Homestake mine and a change in that operation's mining plan, the Company recorded a provision for estimated additional remediation and related reclamation of $35 million.

     Write-downs and unusual charges for 1999 include a $3.5 million write-down to the carrying value of the Company's investment in an exploration joint venture in Eastern Europe following a decision to exit the venture.

     During 1998, the Company recorded write-downs and unusual charges of $8.2 million to decrease the carrying values of certain marketable securities and other investments that it deemed to be other than temporary.


Income taxes: During 2000, Homestake recorded tax expense of $4.4 million, compared to tax expense of $8.0 million in 1999 and a tax benefit of $11.8 million in 1998. Homestake's effective income tax rate was negative 5.0% during 2000 compared to 50.5% and 4.9% in 1999 and 1998, respectively. The geographic mix of pretax income and losses dramatically impacts the Company's overall effective tax rate. During 2000, the Company had pretax losses of $21.4 million in the United States, $22.2 million in Canada, $28.9 million in Australia and $15.2 million in South America. Homestake recorded tax expense of $9.4 million in the United States and $524,000 in Canada and a tax benefit of $5.5 million in Australia. In 2000, no tax benefit was recognized on losses incurred in South American jurisdictions due to the uncertainty of their realization.

     The losses from discontinued sulfur operations in 2000, 1999 and 1998 of $15.3 million, $4.4 million and $3.9 million, respectively, are net of the related tax benefits of $141,000, $597,000 and $1.3 million.

     The statutory tax rate in the United States is 35%. However, the Company expects to be subject to the 20% Alternative Minimum Tax, which can be reduced by 90% through the use of foreign tax credits. The Company's effective United States tax rate was negative 43.7% in 2000 reflecting foreign withholding taxes on intercompany interest income and changes in prior year accruals. The Canadian statutory tax rate, including federal and provincial income taxes, is approximately 48.3%. The Company's effective Canadian tax rate in 2000 was negative 2.4%, primarily due to depreciation expense recorded in the financial statements that is not deductible for tax purposes, partially offset by the deferred tax benefit from reduced Ontario income tax rates which were enacted during the year. In December 1999, the Australian government reduced corporate tax rates to 34% for the fiscal year beginning July 1, 2000 (calendar year 2000 for Homestake) and to 30% thereafter. The Company's effective Australian tax rate was 18.9%, reflecting expenses recorded in the financial statements that are not deductible for tax purposes.

     At December 31, 2000, 1999 and 1998 the Company had valuation allowances related to its deferred tax assets of $256.7 million, $309.1 million and $217.5 million, respectively. Future tax benefits for United States and South America have not been recognized because realization of these benefits is uncertain.
In addition, there currently is not a strategy that would result in the realization of certain Australian and Canadian deferred tax assets.

Minority interests: Losses allocable to minority interests in consolidated subsidiaries amounted to $3.1 million in 2000 compared to $1.4 million in 1999 and income allocable to minority interests of $3.2 million in 1998. The increases in losses allocable to minority interests in 2000 compared to 1999 primarily reflects the minority interest's share of write-downs to certain assets of Lachlan Resources NL, an 81.2% owned subsidiary of Homestake. The reduction in income allocable to minority interests in 1999 from 1998 is due to the December 1998 acquisition of the Prime minority interests. Minority interests' share of net assets increased during 1999 as a result of additional assets contributed to the Agua de la Falda joint venture ("Agua") by Agua's 49% shareholder, Codelco, partially offset by the allocation of losses to minority interests, resulting primarily from exploration and prefeasibility expenditures in excess of the joint venture operating earnings.


LIQUIDITY AND CAPITAL RESOURCES

     Cash and short-term investments totaled $199.7 million at the end of 2000 compared with $266.6 million at the end of 1999, a decrease of $66.9 million. Net cash provided by continuing operations in 2000 amounted to $132.2 million compared to $122.1 million and $114 million in 1999 and 1998, respectively. The increase in cash provided by continuing operations in 2000 reflects improved operating performance and changes in working capital, partially offset by lower gold prices. The increase in cash provided by continuing operations during 1999 from 1998 reflects improved operating performance and $35 million of proceeds related to the early close out of forward sales contracts, partially offset by the effect of lower gold prices.

     Net cash used by discontinued operations amounted to $5.7 million in 2000 compared to net cash used by discontinued operations of $4.7 million in 1999 and net cash provided by discontinued operations of $1.0 million in 1998.

     Total debt outstanding, including capital lease obligations, was $227.4 million at December 31, 2000 compared to $315.7 million at December 31, 1999.

     The Company has a cross-border credit facility ("Credit Facility") providing a total availability of $430 million. The Credit Facility is available through July 14, 2003 and provides for borrowings in United States, Canadian or Australian dollars, gold, or a combination of these. At December 31, 2000, borrowings outstanding under the Credit Facility consisted of Canadian dollar-denominated borrowings of $148.9 million (C$223.4 million). The Company pays a commitment fee on the unused portion of the Credit Facility ranging from 0.15% to 0.35% per annum, depending upon rating agencies' ranking for the Company's senior debt. The credit agreement requires, among other provisions, a minimum consolidated net worth, as defined in the agreement (primarily shareholders' equity plus the amount of all noncash write-downs made after December 31, 1997), of $500 million. Interest on the Canadian dollar borrowings is payable quarterly based on the Bankers' Acceptance discount rate plus a stamping fee. At December 31, 2000 and 1999, this rate was 6.95% and 6.17%, respectively.

     The Company has entered into capital leases to finance its portion of mining equipment purchases at the Kalgoorlie operations. Leased assets of $21.5 million are included in property, plant and equipment at December 31, 2000.

     Long-term debt repayments, net of borrowings, amounted to $87.9 million in 2000, compared to $74.5 million in 1999 and $8.1 million in 1998. Net debt repayments in 2000 include the redemption of the remaining outstanding $135 million of the 5.5% convertible subordinated notes ("Convertible Notes") which matured on June 23, 2000. The repayment of the Convertible Notes was financed from existing cash balances and Canadian dollar-denominated borrowings of $99.2 million (C$149.5 million) drawn under the Credit Facility. In addition, during November 2000, the Company repaid $50 million of Canadian denominated borrowings under the credit facility from existing cash balances. During 2000 and 1999, the Company also received $6.7 million and $23 million, respectively, of capital lease proceeds related to additional owner-mining equipment at Kalgoorlie. In 1999, the Company repaid $149.6 million of Australian dollar-denominated borrowings under the Credit Facility and $10 million of South Dakota pollution control bonds and repurchased $15 million of Convertible Notes. The 1999 debt repayments were made from existing cash and short-term investment balances and by Canadian dollar-denominated borrowings of $99.8 million (C$150 million) under the Credit Facility.

     Effective July 1, 2000, Homestake acquired Case Pomeroy & Company, Inc's ("Case") 25% interest in the Round Mountain mine for $42.6 million. The transaction was effected by Homestake purchasing 100% of the shares of Bargold Corporation, a wholly-owned subsidiary of Case. Purchase consideration consisted of 2.6 million newly issued Homestake common shares and $25.9 million in cash. The transaction was accounted for as a purchase with the purchase price allocated $3.4 million for net working capital and $44.7 million for property, plant and equipment, less $5.5 million for reclamation obligations assumed.

     In December 1998, Homestake purchased, for common stock, the 49.4% interest in Prime it did not already own. The total acquisition cost was $321.8 million (including $4 million of capitalized direct acquisition costs). The excess of the purchase price paid over the value of the minority interests acquired was $224 million of which $174 million ($259.6 million including an increase related to deferred taxes) was allocated to the Eskay Creek mine's ore reserves and $50 million ($74.6 million including an increase related to deferred taxes) was allocated to Eskay Creek exploration properties.

     Capital expenditures of $82.9 million in 2000 include $33.9 million at the Yilgarn operations primarily for underground development work, development drilling and camp upgrades, $14.8 million at the Kalgoorlie operations primarily for a flotation circuit upgrade and to acquire additional equipment for owner mining, $13.4 million for Veladero project development costs and $5.6 million at the Eskay Creek mine for a new tailings pipeline and other capital improvements. The remaining expenditures primarily were for sustaining capital to maintain existing production capacity.

     In addition to sustaining capital, planned capital expenditures of approximately $100 million during 2001 include approximately $20 million for Veladero project development, $26.2 million at the Yilgarn operations to convert the Darlot mine to owner-mining and for underground development, $17.5 million at the Round Mountain mine primarily to replace the mining equipment fleet, $11.3 million at the Kalgoorlie operations primarily for mining equipment, Gidji roaster upgrades and infrastructure relocation, $9.9 million at the Eskay Creek mine for ramp development and facilities upgrades, and $8.5 million at the Hemlo operations primarily for mobile mining equipment and construction of a paste-fill plant.

     During the fourth quarter 2000, Homestake paid a dividend of $0.025 per share.

     The Company paid cash income taxes, net of refunds, of $18.3 million in 2000, consisting primarily of Canadian taxes.

     Future results will be impacted by such factors as the market price of gold and to a lesser extent, silver, the Company's ability to expand its ore reserves, and fluctuations of foreign currency exchange rates. The Company believes that the combination of cash, short-term investments, available lines of credit and future cash flows from operations will be sufficient to meet normal operating requirements, planned capital expenditures, and anticipated dividends.

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

     During 2000, 1999 and 1998 the Company delivered or financially settled 315,100, 449,980 and 1,258,000 ounces of gold at average prices of $328, $327 and $335 per ounce, respectively, under maturing forward sales and option contracts. During 2000, the Company closed out and financially settled its remaining US dollar denominated silver forward sales contracts covering 3.6 million ounces maturing in 2000 and 2001 and Australian dollar denominated option contracts covering 884,000 ounces of gold expiring in years 2001 through 2004. The pretax gains of $4.2 million resulting from these transactions have been deferred and are being recorded in income as the originally designated production is sold. In 1999, the Company also delivered or financially settled option contracts for 3.1 million ounces of silver at an average price of $6.35 per ounce. In July 1999, the Company closed out and financially settled US dollar denominated forward sales gold contracts covering 245,000 ounces maturing in the years 2001, 2002 and 2003. The pretax gain of $35 million realized as a result of this transaction has been deferred and will be recorded in income as the originally designated production is sold. The estimated fair value of the Company's remaining gold and silver hedging position at December 31, 2000 was approximately $43.3 million. At December 31, 2000, Homestake's gold hedging program covered approximately 8% of its proven and probable reserves and contained no exposure to floating lease rates or margin call requirements.

     Under the Company's foreign currency protection program, the Company has entered into foreign currency option contracts to minimize the effects of a strengthening of either the Canadian or Australian currencies in relation to the United States dollar. Realized and unrealized gains and losses on this program are recorded in other income. In July 2000, the Company discontinued its foreign currency protection program. At December 31, 2000 the Company had recorded net unrealized losses of $4.3 million on the remaining open contracts under this program. Option contracts outstanding at December 31, 2000 are expected to remain in place until maturity.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 was amended in June 2000 with the issuance of SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS 133, which the company adopted effective January 1, 2001, requires that derivatives be recognized as assets or liabilities and be measured at fair value. Gains or losses resulting from changes in the fair value of derivatives in each period are to be accounted for either in current earnings or other comprehensive income depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in the fair value or cash flows of the hedging instruments and the hedged items.

     Foreign currency derivatives are currently marked-to-market with the change in fair value included in earnings. In July 2000, the Company discontinued its foreign currency protection program. Contracts outstanding at December 31, 2000 are expected to remain in place until maturity. Gains and losses resulting from changes in the fair value of these contracts will continue to be recorded in earnings each period after adoption of SFAS 133. At December 31, 2000, the Company's gold hedging contracts, used to reduce exposure to precious metal prices, consisted entirely of forward sales contracts. The Company intends to physically deliver metals in accordance with the terms of these forward sales contracts. Under SFAS 133, as amended by SFAS 138, the Company expects these forward sales contracts will qualify for the normal purchases and sales exemption. Accordingly, adoption of SFAS 133 at December 31, 2000 would have had no impact to the financial statements.

     See notes 2 and 19 to the consolidated financial statements for additional information regarding the Company's hedging programs.


Risks and uncertainties

     Homestake's operations are affected by the quantity of metals produced, market prices of gold, and to a lesser extent silver, operating costs, interest rates on borrowings and investments, and exploration spending levels. The market price for gold is affected by a worldwide market. Gold prices are subject to volatile price movements over short periods of time and are influenced by numerous factors over which Homestake has no control, including expectations with respect to rates of inflation, the relative strength of the United States dollar, and certain other currencies, interest rates, global or regional political or economic crises, demand for jewelry and industrial products containing gold, speculation, and sales by holders and producers of gold in response to these factors. In addition, because Homestake operates internationally, exposure also exists with respect to fluctuations in currency exchange rates, political risk and levels of taxation. Homestake attempts to manage its exposures to these risks through hedging programs and by maintaining appropriate levels of liquidity and leverage.

     The Company competes with other mining companies for exploration properties, mining claims, joint-venture agreements and for the acquisition of gold mining assets. Such competition could increase the difficulty of acquiring assets on terms acceptable to Homestake.

     Homestake's estimates of its remediation and reclamation obligations are based on currently available facts, existing technology and presently enacted laws and regulations. Environmental laws and regulations are continually changing in all regions in which Homestake operates. It is not possible to determine the impact of future changes in environmental laws and regulations on Homestake's future financial position because of uncertainty surrounding the form such changes may take. The Company regularly reviews these obligations. However, it is reasonably possible that as reclamation plans and associated cost estimates change, the Company's remediation and reclamation liability could change significantly.

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

     Among the important factors that could cause actual results to differ materially are the following. Reserve estimation is an interpretive process based on drilling results and past experience as well as estimates of ore characteristics and mining dilution, prices, costs of mining and processing, capital expenditures and many other factors. Actual quality, quantity and characteristics of ore deposits cannot be known until ore is actually mined. Reserve estimates change over time to reflect actual experience. Grades of ore processed at any time also may vary from reserve estimates due to geologic variations within areas mined. Production and mine lives may vary from estimates for particular properties and for the Company as a whole because of changes in reserves, variations in ore mined from estimated grade and metallurgical characteristics, unexpected ground conditions, mining dilution, labor actions, government restrictions, and general economic conditions. Total cash costs may vary due to changes from reserve and production estimates, unexpected mining conditions, and changes in estimated costs of equipment, supplies, utilities, labor costs and exchange rates. Noncash cost estimates, based on total capital costs and reserve estimates, change based on actual amounts of unamortized capital, changes in estimates of final reclamation, and changes in reserves. Reclamation and remediation cost estimates are based on existing and expected legal requirements, past experience, cost estimates by the Company and others, and expectations regarding government action and time for government agencies to act, all of which change over time and require periodic re-evaluation. Capital cost estimates are based on operating experience, reserve estimates and expected production rates, estimates by and contract terms with third-party suppliers, expected legal requirements, feasibility reports by Company personnel and others, and other factors. Factors involved in estimated time for completion of projects include the Company's experience in completing capital projects, estimates by and contract terms with contractors, engineers, suppliers and others involved in design and construction of projects, and estimated time for the government to process applications, issue permits and take other actions. Changes in any factor may cause costs and time for completion to vary significantly from estimates. There is a greater likelihood of variation for properties and facilities not yet in production due to lack of actual experience. Exploration cost estimates are based on past experience, estimated levels of future activity and assumptions regarding results on a particular property and change based on actual exploration results (increasing or decreasing expenditures), changed conditions and property acquisitions and dispositions. Tax estimates reflect expectations regarding geographic sources of income, locations of expenditures and expected tax rates in each jurisdiction, and change as the mix of income, expenditures and tax rates change.

                   Homestake Mining Company and Subsidiaries
                     Statements of Consolidated Operations
                   (In thousands, except per share amounts)

For the Year Ended December 31,                                        2000              1999           1998
----------------------------------------------------------------------------------------------------------------------
Revenues and Other Income
   Gold and ore sales                                              $  665,668         $  671,572     $  782,159
   Interest income                                                     20,106             16,344         19,426
   Other income (loss) (note 4)                                       (18,985)            41,956        (23,647)
-----------------------------------------------------------------------------------------------------------------------

                                                                      666,789            729,872        777,938
-----------------------------------------------------------------------------------------------------------------------

Costs and Expenses
   Production costs                                                   438,241            450,660        513,094
   Depreciation, depletion and amortization                           144,459            134,478        139,371
   Administrative and general expense                                  37,922             42,011         46,800
   Exploration expense                                                 37,495             39,511         59,865
   Interest expense                                                    19,511             17,827         20,884
   Business combination and integration costs (note 3)                     --              4,764         19,351
   Write-downs and other unusual charges (note 5)                      74,563             20,415        213,813
   Other expense                                                        2,396              4,396          3,231
-----------------------------------------------------------------------------------------------------------------------

                                                                      754,587            714,062      1,016,409
-----------------------------------------------------------------------------------------------------------------------

Income (Loss) Before Taxes and Minority Interests                     (87,798)            15,810       (238,471)
Income Taxes (note 7)                                                  (4,418)            (7,985)        11,785
Minority Interests                                                      3,125              1,395         (3,185)
-----------------------------------------------------------------------------------------------------------------------

Income (Loss) from Continuing Operations                              (89,091)             9,220       (229,871)
Loss from Discontinued Operations                                     (15,346)            (4,356)        (3,909)
-----------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                  $ (104,437)         $   4,864     $ (233,780)
-----------------------------------------------------------------------------------------------------------------------

Per Share Amounts - Basic and Diluted:
   Income (loss) from continuing operations                        $    (0.34)         $    0.04     $    (0.99)
   Loss from discontinued operations                                    (0.06)             (0.02)         (0.02)
-----------------------------------------------------------------------------------------------------------------------
Net Income (Loss) Per Share                                        $    (0.40)         $    0.02     $    (1.01)
-----------------------------------------------------------------------------------------------------------------------

Average Shares Used in the Computation                                261,692            259,964        231,747
-----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                   Homestake Mining Company and Subsidiaries
                          Consolidated Balance Sheets
                    (In thousands, except per share amount)

December 31,                                                                     2000                1999
--------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and equivalents                                                       $   193,422         $   130,273
   Short-term investments                                                           6,237             136,362
   Receivables (note 8)                                                            38,848              44,988
   Inventories (note 9)                                                            87,762              63,337
   Deferred income taxes (note 7)                                                   4,021              14,663
   Other                                                                            1,915               7,479
--------------------------------------------------------------------------------------------------------------
     Total current assets                                                         332,205             397,102

Property, Plant and Equipment - net (note 10)                                     987,812           1,132,846

Investments and Other Assets (note 11)                                             99,358             104,521

--------------------------------------------------------------------------------------------------------------
Total Assets                                                                   $1,419,375 $         1,634,469
--------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable                                                            $   37,779         $    34,873
   Accrued liabilities (note 12)                                                   91,080              64,460
   Current portion of deferred gain on close-out
     of forward sales contracts (note 19)                                          12,869                   -
   Income and other taxes payable                                                   9,050               3,469
   Current portion of long-term debt (note 13)                                      2,822              37,206
--------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                    153,600             140,008

Long-term Liabilities
   Long-term debt (note 13)                                                       224,616             278,494
   Other long-term obligations (note 14)                                          217,786             184,893
--------------------------------------------------------------------------------------------------------------
     Total long-term liabilities                                                  442,402             463,387

Deferred Gain on Close-out of Forward Sales Contracts (note 19)                    22,223              34,956

Deferred Income Taxes (note 7)                                                    181,961             216,958

Minority Interests in Consolidated Subsidiaries                                    10,375              13,800

Shareholders' Equity (note 17)
   Capital stock, $1 par value per preferred and common share:
     Authorized  - Preferred: 10,000 shares; no shares outstanding
                 - Common: 450,000 shares
     Outstanding - HCI exchangeable shares: 2000 - 3,375; 1999 - 6,657
                 - Common: 2000 - 259,846; 1999 - 253,808                         259,846            253,808
   Additional paid-in capital                                                     937,463            923,091
   Deficit                                                                       (493,286)          (382,271)
   Accumulated other comprehensive loss                                           (95,209)           (29,268)
--------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                   608,814            765,360
--------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                     $1,419,375         $1,634,469
--------------------------------------------------------------------------------------------------------------

Commitments and Contingencies - see note 19
The accompanying notes are an integral part of these financial statements.

                 Homestake Mining Company and Subsidiaries
               Statements of Consolidated Shareholders' Equity
                              (In thousands)

                                                                                          Accumulated Other
                                                                                        Comprehensive Income
                                                                                               (Loss)
                                                                                     ---------------------------
                                                                                                    Unrealized
                                                             Additional   Retained   Accumulated    Securities
For the Years Ended                               Common       Paid-in    Earnings   Translation      Gains
December 31, 2000, 1999 and 1998                   Stock       Capital    (Deficit)  Adjustments     (Losses)       Total
                                                ----------- ------------ ----------- -----------  --------------  ---------
BALANCES, DECEMBER 31, 1997                      $ 228,743     $616,330  $ (113,414)  $ (33,695)        $ 1,827   $ 699,791

Comprehensive income:
   Net loss                                                                (233,780)                               (233,780)
   Other comprehensive income (loss)                                                    (32,524)          3,937     (28,587)
Dividends paid                                                              (21,454)                                (21,454)
Stock issued to employee savings plan                  148        1,416                                               1,564
Stock issued for acquisition of Plutonic
   options and partly-paid shares (note 3)             503         (503)                                                  -
Stock issued in private placement                    1,390        1,845                                               3,235
Exercise of stock options                               34          (10)                                                 24
Stock issued for purchase of Prime
   minority interests (note 3):
     Homestake common shares                        16,672      173,843                                             190,515
     HCI exchangeable shares                                    127,285                                             127,285
Other                                                   (7)         610                                                 603
                                                ----------- ------------ ----------- -----------  --------------  ---------
BALANCES, DECEMBER 31, 1998                        247,483      920,816    (368,648)    (66,219)          5,764     739,196

Comprehensive income:
   Net income                                                                 4,864                                   4,864
   Other comprehensive income                                                            28,595           2,592      31,187
Dividends paid                                                              (18,487)                                (18,487)
Stock issued to employee savings plan                  167        1,285                                               1,452
Stock issued in exchange for
   HCI exchangeable shares                           4,482       (4,482)                                                  -
Stock issued in private placement                    1,090        5,199                                               6,289
Exercise of stock options                              499         (121)                                                378
Other                                                   87          394                                                 481
                                                ----------- ------------ ----------- -----------  --------------  ---------
BALANCES, DECEMBER 31, 1999                        253,808      923,091    (382,271)    (37,624)          8,356     765,360

Comprehensive income:
   Net loss                                                                (104,437)                               (104,437)
   Other comprehensive loss                                                             (58,963)         (6,978)    (65,941)
Dividends paid                                                               (6,578)                                 (6,578)
Stock issued to employees and directors                265        2,272                                               2,537
Stock issued in exchange for
   HCI exchangeable shares                           3,282       (3,282)                                                  -
Shares issued on purchase of 25%
   interest in Round Mountain (note 3)               2,600       14,137                                              16,737
Other                                                 (109)       1,245                                               1,136
                                                ----------- ------------ ----------- -----------  --------------  ---------
BALANCES, DECEMBER 31, 2000                      $ 259,846     $937,463  $ (493,286)  $ (96,587)        $ 1,378   $ 608,814
                                                =========== ============ =========== ===========  ==============  =========

The accompanying notes are an integral part of these financial statements.

                    Homestake Mining Company and Subsidiaries
                      Statements of Consolidated Cash Flows
                                 (In thousands)

For the Year Ended December 31,                                             2000              1999           1998
-----------------------------------------------------------------------------------------------------------------------
Operating Activities
Income (loss) from continuing operations                                $ (89,091)        $   9,220      $(229,871)
Reconciliation to net cash provided by operations:
   Depreciation, depletion and amortization                               144,459           134,478        139,371
   Deferred gains on close-out of forward sales contracts                   4,184            34,956              -
   Write-downs and other unusual charges (note 5)                          74,563            20,415        204,934
   Unrealized foreign currency exchange (gains) losses
       on intercompany debt (note 4)                                       16,236            (9,975)         5,671
   Gains on investment sales and asset disposals                           (8,275)           (4,155)        (8,910)
   Deferred income taxes (note 7)                                         (15,881)          (17,227)       (38,134)
   Minority interests                                                      (3,125)           (1,395)         3,185
   Reclamation - net                                                        9,254            (2,755)         1,404
   Other items - net                                                       (6,910)               94         (8,475)
   Effect of changes in operating working capital items:
     Receivables                                                              627             2,987         (8,566)
     Inventories                                                          (31,684)           13,909         40,596
     Accounts payable                                                       5,058            (9,285)       (15,081)
     Accrued liabilities and taxes payable                                 27,113           (34,806)        26,417
     Other                                                                  5,692           (14,395)         1,467
----------------------------------------------------------------------------------------------------------------------
Net cash provided by continuing operations                                132,220           122,066        114,008
Net cash provided by (used in) discontinued operations                     (5,693)           (4,727)         1,046
----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                 126,527           117,339        115,054
----------------------------------------------------------------------------------------------------------------------
Investment Activities
Decrease (increase) in short-term investments                             130,125            19,069        (19,307)
Additions to property, plant and equipment                                (82,891)         (104,927)       (73,323)
Proceeds from sale-leaseback of equipment (note 19)                         6,713            23,044              -
Acquisition of 25% interest in the Round Mountain mine                    (25,930)                -              -
Proceeds from asset sales                                                   7,783             6,309         15,606
Decrease in restricted cash                                                 1,789            11,772          2,429
Investments in mining companies                                              (873)                -         11,088
Other                                                                           -                 -           (135)
----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investment activities                       36,716           (44,733)       (63,642)
----------------------------------------------------------------------------------------------------------------------
Financing Activities
Borrowings                                                                 99,172            99,791         97,697
Debt repayments                                                          (187,096)         (174,287)      (105,747)
Dividends paid                                                             (6,578)          (18,487)       (22,494)
Common shares issued                                                            -             6,707          3,399
Other                                                                           -                 -          1,795
----------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                     (94,502)          (86,276)       (25,350)
----------------------------------------------------------------------------------------------------------------------
Effect of Exchange Rate Changes on Cash and Equivalents                    (5,592)           (3,576)        (7,433)
----------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Equivalents                            63,149           (17,246)        18,629
Cash and Equivalents, January 1                                           130,273           147,519        128,890
----------------------------------------------------------------------------------------------------------------------
Cash and Equivalents, December 31                                       $ 193,422         $ 130,273      $ 147,519
----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                   Homestake Mining Company and Subsidiaries
            Statements of Consolidated Comprehensive Income (Loss)
                                (In thousands)

For the years ended December 31,                                        2000           1999              1998
--------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                                   $(104,437)       $ 4,864           $(233,780)
--------------------------------------------------------------------------------------------------------------------

Other Comprehensive Income (Loss)
     Changes in unrealized gains (losses) on securities:
          Unrealized holding losses  arising during period                299          4,012               1,213
          Less: Reclassification adjustments for gains (losses)
                    included in net income (loss)                       7,029          1,033              (1,620)
--------------------------------------------------------------------------------------------------------------------
                                                                       (6,730)         2,979               2,833
          Income taxes                                                   (248)          (387)              1,104
--------------------------------------------------------------------------------------------------------------------
                                                                       (6,978)         2,592               3,937
     Foreign currency translation adjustments (before and
          after tax)                                                  (58,963)        28,595             (32,524)
--------------------------------------------------------------------------------------------------------------------
Other Comprehensive Income (Loss)                                     (65,941)        31,187             (28,587)
--------------------------------------------------------------------------------------------------------------------

Comprehensive Income (Loss)                                         $(170,378)       $36,051           $(262,367)
--------------------------------------------------------------------------------------------------------------------

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

Note 2:    Significant Accounting Policies

  Basis of presentation: The consolidated financial statements include Homestake and its majority-owned subsidiaries, and their undivided interests in joint ventures after elimination of intercompany amounts. Undivided interests in mining properties (the Round Mountain and Marigold mines in Nevada; the Kalgoorlie operations in Western Australia; the Hemlo operations in Canada; and the Veladero project in Argentina) are reported using pro rata consolidation whereby the Company reports its proportionate share of assets, liabilities, income and expenses.

  Use of estimates: The preparation of financial statements in conformity with United States generally accepted accounting principals requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the related notes thereto. Actual results could differ from those estimates.

  Cash and equivalents are stated at cost and consist of highly-liquid United States and foreign government and corporate investments with original maturities of three months or less at the date of purchase. The Company minimizes its credit risk by investing its cash and equivalents with major international banks and financial institutions located principally in the United States, Canada and Australia. The Company believes that no concentration of credit risk exists with respect to the investment of its cash and equivalents.

  Short-term investments principally consist of highly-liquid United States and foreign government and corporate investments with original maturities in excess of three months and current maturities of less than twelve months from the balance sheet date. The Company classifies all short-term investments as available-for-sale. Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income, a separate component of shareholders' equity, except that declines in market value judged to be other than temporary are recognized in determining net income.

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

  Development costs: Following identification of proven and probable reserves, development costs incurred to place new mines into production and to complete major development projects at operating mines are capitalized. Costs of start-up activities and ongoing costs to maintain production are expensed as incurred.

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

  Property evaluations: Long-lived assets are reviewed for impairment annually and when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If deemed impaired, an impairment loss is measured and recorded based on the fair value of the asset, which generally will be computed using discounted expected future cash flows. Estimated future net cash flows from each mine are calculated using estimates of production, future sales prices (considering historical and current prices, price trends and related factors), production costs, capital and reclamation costs. During 2000, 1999 and 1998, the Company estimated future net cash flows from its gold operations using long-term gold prices of $300, $325 and $325 per ounce, respectively, to perform impairment reviews. The Company's estimates of future cash flows are subject to risks and uncertainties. Therefore, it is possible that changes could occur which may affect the recoverability of the Company's investments in mineral properties and other assets.

  Undeveloped properties upon which the Company has not performed sufficient exploration work to determine whether significant mineralization exists are carried at original acquisition cost. If it is determined that significant mineralization does not exist, an impairment loss is measured and recorded based on the fair value of the property at the time of such determination.

  Reclamation and remediation: Reclamation costs (undiscounted) and related liabilities, which are based on the Company's interpretation of current environmental and regulatory requirements, are accrued and expensed in production costs principally by the units-of-production method based on estimated quantities of ore which can be recovered economically in the future from known mineral deposits. Amounts to be received from the Federal Government for its share of the cost of future reclamation activities are offset against estimated remaining reclamation liabilities and are recorded in the period that such expenditures are made. Remediation liabilities, including estimated governmental oversight costs, are expensed upon determination that a liability has been incurred and where reasonable estimate of the cost (undiscounted) can be determined.

  Based on current environmental regulations and known reclamation requirements, the Company has included its best estimates of these obligations in its reclamation accruals. The Company updates these estimates regularly, however, the Company's estimates of its ultimate reclamation liabilities could change significantly as a result of changes in regulations or cost estimates.

  Investments: Investments in mining securities that have readily determinable fair values and assets held in trust to fund employee benefits are classified as available-for-sale investments. Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income, except that declines in market value judged to be other than temporary are recognized in determining net income. Realized gains and losses on these investments are recognized in determining net income.

  Gold and ore sales are recognized when delivery has occurred, title passes and pricing is either fixed or determinable. All gold and ore sales are made in accordance with standard sales contracts that the Company enters into with smelters and major financial institutions.

  Derivative financial instruments: The Company uses derivative financial instruments as part of an overall risk-management strategy. These instruments are used as a means of hedging exposure to precious metals prices and foreign currency exchange rates. The Company does not hold or issue derivative financial instruments for trading purposes.

  The Company uses forward sales contracts to hedge its exposure to precious metals prices. The underlying hedged production is designated at the inception of the hedge. Deferral accounting is applied only if the derivatives continue to reduce the price risk associated with the underlying hedged production. Contracted prices on forward sales contracts and options are recognized in product sales as the designated production is delivered or sold. In the event of early settlement of hedge contracts, gains and losses are deferred and recognized in income at the originally designated delivery date.

  The Company uses combinations of put and call options to hedge its exposure to foreign currency exchange rates. These options do not qualify for deferral accounting and are marked to market at each balance sheet date. Realized and unrealized gains and losses on these options are recognized in other income.

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 was amended in June 2000 with the issuance of SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". SFAS 133, which the company will adopt effective January 1, 2001, requires that derivatives be recognized as assets or liabilities and be measured at fair value. Gains or losses resulting from changes in the fair value of derivatives in each period are to be accounted for either in current earnings or other comprehensive income depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in the fair value or cash flows of the hedging instruments and the hedged items.

  Foreign currency derivatives are currently marked-to-market with the change in fair value included in earnings. In July 2000, the Company discontinued its foreign currency protection program. Contracts outstanding at December 31, 2000 are expected to remain in place until maturity. Gains and losses resulting from changes in the fair value of these contracts will continue to be recorded in earnings each period after adoption of SFAS 133. At December 31, 2000, the Company's hedging contracts, used to reduce exposure to precious metal prices, consisted entirely of forward sales contracts. The Company intends to physically deliver metals in accordance with the terms of these forward sales contracts. Under SFAS 133, as amended by SFAS 138, the Company expects these forward sales contracts will qualify for the normal purchases and sales exemption. Accordingly, adoption of SFAS 133 at December 31, 2000 would have had no impact to the financial statements.

  SFAS 133 requires that gains or losses resulting from the close out of a derivative contract designated as a cash flow hedge before its maturity date be deferred in other comprehensive income, until the sale of the originally hedged production. At December 31, 2000, the Company had deferred gains of $35.1 million and $35 million related to the close out of gold forward sales contracts during 2000 and 1999, respectively, in the Consolidated Balance Sheets. Had the Company adopted SFAS 133 at December 31, 2000, these amounts would have been included in accumulated other comprehensive income.

  Income taxes: The Company follows the liability method of accounting for income taxes whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year. Mining income taxes represent Canadian provincial taxes levied on defined profits from mining operations. Foreign withholding taxes represent Canadian and Australian withholding taxes on intercompany interest.

  Foreign currency: Assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the end of each period. Revenues and expenses of foreign subsidiaries are translated at the average exchange rate for the period. Accumulated currency translation adjustments are included in accumulated other comprehensive income. Foreign currency transaction gains and losses are included in the determination of net income.

  Pension plans and other postretirement benefits: Pension costs related to United States employees are determined using the projected unit credit actuarial method. The Company's funding policy for defined benefit pension plans is to fund the plans annually to the extent allowed by the applicable regulations. In addition, the Company provides medical and life insurance benefits for certain retired employees. The cost of such benefits are accrued and expensed over the period in which active employees become eligible for the benefits. Postretirement medical and life insurance benefits are paid at the time such benefits are provided.

  Net income or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding, including the Homestake Canada Inc. ("HCI") exchangeable shares (see note 17). Options to purchase common shares are not included in the diluted loss per share calculations as their effect is anti-dilutive, therefore the Company's basic and diluted net income or loss per share are the same. Options to purchase common shares in 2000, 1999 and 1998 were 7.2 million, 5.7 million and 4.9 million, respectively (see note 15).

  Preparation of financial statements: Certain 1999 and 1998 amounts have been reclassified to conform to the current year's presentation. All dollar amounts are expressed in United States dollars unless otherwise indicated.

Note 3:    Acquisitions

  Round Mountain Mine: Effective July 1, 2000, Homestake acquired Case Pomeroy & Company Inc.'s ("Case") 25% interest in the Round Mountain mine for $42.6 million, increasing Homestake's ownership in the mine from 25% to 50%. The transaction was effected by Homestake purchasing 100% of the shares of Bargold Corporation, a wholly owned subsidiary of Case. Purchase consideration consisted of 2.6 million newly issued Homestake common shares and $25.9 million in cash. The transaction was accounted for as a purchase with the purchase price allocated $3.4 million for net working capital and $44.7 million for property, plant and equipment, less $5.5 million for reclamation obligations.

  Agua de la Falda: In October 1999, the Company and Corporacion Nacional del Cobre Chile ("Codelco") contributed additional capital of $14.9 million in Agua de la Falda ("ADLF") in proportion to their ownership interests (Homestake 51% and Codelco 49%). The Company's subscribed capital contribution primarily was in the form of cash. Codelco contributed property, subject to a retained royalty.

  Argentina Gold Corp: In April 1999, Homestake issued 20.9 million common shares to acquire Argentina Gold Corp. ("Argentina Gold"), a publicly-traded
  Canadian gold exploration company   whose principal asset is its 60% interest
  in the Veladero property in northern Argentina. The business combination was accounted for as a pooling of interests and accordingly, Homestake's consolidated financial statements include Argentina Gold for all periods presented. In 1999, the Company recorded business combination expenses of $4.8 million related to this transaction.

  Prime Resource Group Inc.: In December 1998, Homestake acquired the 49.4% of Prime Resources Group Inc. ("Prime") it did not already own for $317.8 million. Purchase consideration consisted of 16.7 million newly issued Homestake common shares and 11.1 million HCI exchangeable shares (see note
  17). The acquisition of the Prime minority interests was accounted for as a purchase.

  Plutonic Resources Limited: In April 1998, Homestake issued 64.4 million common shares to acquire Plutonic Resources Limited ("Plutonic"), a publicly-traded Australian gold producer. The business combination was accounted for as a pooling of interests and accordingly, Homestake's consolidated financial statements include Plutonic for all periods presented. Business combination and integration costs of $19.1 million were incurred in 1998 related to this transaction.

Note 4:    Other Income (Loss)

                                                              2000                     1999                     1998
                                                           ----------------------------------------------------------
Foreign currency contract gains (losses) (note 19)         $(16,621)                 $15,814                 $(34,332)
Foreign currency exchange gains (losses)
   on intercompany advances and other                       (18,181)                  10,913                   (4,400)
Oil sales                                                     2,831                    1,145                    1,098
Gains on investments and asset disposals                      8,275                    4,155                    8,910
Royalty income                                                2,753                    2,213                    2,398
Other                                                         1,958                    7,716                    2,679
                                                           ----------------------------------------------------------
                                                           $(18,985)                 $41,956                 $(23,647)
                                                           ==========================================================


Note 5:    Write-downs and Other Unusual Charges

                                                              2000                     1999                     1998
                                                           ----------------------------------------------------------
Homestake mine restructuring charges (a)                   $22,987                   $     -                 $  8,879
Reduction in the carrying values
   of resource assets (b)                                   32,027                    11,730                  151,581
Increase in the estimated accrual for remediation
   and reclamation expenditures (c)                         16,166                     5,185                   36,000
Write-downs of noncurrent investments  (d)                       -                     3,500                    8,213
Other                                                        3,383                         -                    9,140
                                                           ----------------------------------------------------------
                                                           $74,563                   $20,415                 $213,813
                                                           ==========================================================

(a) On September 11, 2000, the Company announced a restructuring of the operations at the Homestake mine in South Dakota. The mine is expected to complete operations by December 2001. In connection with the restructuring, the Company recorded a $23 million provision for employee termination benefits and other exit costs. The workforce will be reduced, from the then current level of 366 employees, to approximately 40 by no later than December 2001. The classifications of the employees at the Homestake mine being terminated include mining engineers, geologists, administrative employees and mine workers. Pension and other postretirement curtailment and settlement gains will be recognized as employees are terminated and the obligations settled. The key elements of the mine-out plan consist of abandonment of efforts to redevelop the mine above the 4850 level and completion of all production activities. Homestake mine reclamation activities will continue for a number of years. The Company expects to spend approximately $65.1 million for reclamation, of which $50.2 million was accrued at December 31, 2000. The remaining $14.9 million will be accrued and expensed on a units of production basis over the remaining life of the operations.

     In January 1998, the Company commenced a restructuring of underground operations at the Homestake mine including a significant workforce reduction. As a result of the restructuring, the Company recorded severance and other costs of $8.9 million, net of pension and other postretirement curtailment and settlement gains of $9.3 million.

(b) During 2000, the Company recorded an $18.2 million write-down of property, plant and equipment at the Homestake mine in connection with the restructuring discussed above, a $6.4 million write-down of certain redundant equipment primarily at the Plutonic mine in Western Australia, and a $7.4 million write-off of certain properties acquired as part of the 1998 Plutonic acquisition.

     In 1999, the Company recorded charges of $10 million to write-off a property acquired as part of the Plutonic acquisition and $1.7 million to write-down certain redundant equipment at the Kalgoorlie operations.

     In 1998, the Company recorded a $76.1 million write-down of property, plant and equipment at the Homestake mine and a $34.5 million write-down of property and $3.9 million for severance and other charges at the Mt Charlotte mine in Western Australia. Also in 1998, based on evaluation of the recoverability of the carrying values of other mineral properties, the Company recorded write-downs of $37.1 million, including $22.3 million and $10.2 million related to mineral properties acquired as part of the Plutonic and Argentina Gold acquisitions, respectively.

(c) During 2000, following a review of its reclamation liabilities, the Company recorded a charge of $16.2 million to increase reclamation accruals for certain non-operating properties. These charges include $10 million for the former uranium millsite near Grants, New Mexico, $2.4 million related to Whitewood Creek in South Dakota, $2 million for the Cullaton Lake mine in Nunavut, Canada, $1.5 million for the Bulldog mine in Colorado, and $270,000 for other non-operating properties. These increased cost estimates reflect changes in the scope of the required reclamation and closure activities identified in 2000.

     In 1999, following an environmental audit of certain properties acquired as a result of the Plutonic acquisition in 1998, the Company recorded a charge of $5.2 million to increase the estimated reclamation liability for certain non-operating properties in Australia.

     In 1998, following an environmental audit at the Homestake mine and a change in that operation's mining plans, the Company recorded a provision for estimated additional remediation and related reclamation costs of $35 million.

(d) In 1999 and 1998, the Company recorded in income the reductions in the carrying values of certain marketable securities and other noncurrent investments that it deemed to be other than temporary.

Note 6:    Discontinued Operations

  The Company has a 16.7% undivided joint-venture interest in the Main Pass 299 sulfur mine in the Gulf of Mexico. In July 2000, in response to continued low sulfur prices and increased operating costs, Freeport-McMoRan Sulphur LLC, the operator and 83.3% owner of the Main Pass sulfur mine, announced a phased closure of sulfur operations. Sulfur production ceased in August 2000. The Company's joint venture interest was reflected as a discontinued operation effective June 30, 2000. The Company wrote-off the carrying value of sulfur property, plant and equipment in 1997. Results for the year ended December 31, 2000 include provisions of $3.5 million for estimated operating losses during the closure period and an additional $8.5 million for estimated remaining reclamation and remediation costs.

  Summarized results of the discontinued sulfur operations are as follows:

                                                              2000                     1999                     1998
                                                           ----------------------------------------------------------
Revenues                                                   $  5,367                  $14,797                 $16,974
                                                           ==========================================================

Loss before income taxes                                   $ (3,487)                 $(4,953)                $(5,211)
Income tax benefit                                              141                      597                   1,302
                                                           ----------------------------------------------------------
Loss from operations                                         (3,346)                  (4,356)                 (3,909)
Loss on shutdown
   (no tax effect)                                          (12,000)                       -                       -
                                                           ----------------------------------------------------------
Loss from discontinued operations                          $(15,346)                 $(4,356)                $(3,909)
                                                           ==========================================================

Note 7:    Income Taxes

  The provision for income taxes from continuing operations consists of the following:

                                                              2000                     1999                     1998
                                                           ----------------------------------------------------------
Current
        Income taxes
            United States                                  $ (3,320)                 $ 3,400                $(11,332)
            Canada                                            5,864                    6,275                  22,576
            Foreign withholding taxes                         4,117                    2,848                     421
        Mining income taxes - Canada                         13,638                   12,689                  14,684
                                                           ----------------------------------------------------------
        Total current taxes                                  20,299                   25,212                  26,349
                                                           ----------------------------------------------------------

Deferred
        Income taxes
            United States                                     8,663                     (982)                 12,213
            Canada                                          (11,770)                  (3,453)                (19,286)
            Australia                                        (5,503)                  (7,297)                (28,947)
        Mining income taxes - Canada                         (7,271)                  (5,495)                 (2,114)
                                                           ----------------------------------------------------------
        Total deferred taxes                                (15,881)                 (17,227)                (38,134)
                                                           ----------------------------------------------------------

            Total income taxes                             $  4,418                 $  7,985                $(11,785)
                                                           ==========================================================


  The provision for income taxes is based on pretax income (loss) before minority interests as follows:

                                                              2000                     1999                     1998
                                                           ----------------------------------------------------------
United States                                              $(21,433)               $ 39,620                $(158,163)
Canada                                                      (22,231)                 12,298                   38,058
Australia                                                   (28,940)                (22,115)                 (94,903)
South America and other foreign                             (15,194)                (13,993)                 (23,463)
                                                           ----------------------------------------------------------
                                                           $(87,798)               $ 15,810                $(238,471)
                                                           ==========================================================

     In 2000, the Canadian province of Ontario enacted legislation which resulted in significant provincial corporate tax rate changes. Effective May 2, 2000, the provincial income tax rate decreased from 13.5% to 12.5%, with a further reduction to 12% effective January 1, 2001. In addition, the Ontario mining tax rate will be reduced to 10% (from the current 20%) over 5 years. Effective May 2, 2000 the rate dropped to 18%, with further 2% reductions that
  will occur each January 1, until January 1, 2004.   A deferred tax benefit of
  $2 million was booked in 2000 with respect to these Ontario rate changes.

     In December 1999, the Australian government reduced corporate tax rates to 34% for the fiscal year beginning July 1, 2000 (calendar year 2000 for Homestake) and to 30% thereafter. Australia has proposed further changes to the structure of taxation, the impact of which currently cannot be estimated.

  Deferred tax liabilities and assets as of December 31, 2000 and 1999 relate to the following:

                                                                          December 31,
                                                                  --------------------------
                                                                       2000             1999
                                                                  --------------------------
Deferred Tax Liabilities
        Depreciation and other resource property                  $ 196,142        $ 238,000
          differences
        Other                                                        55,446           60,952
                                                                  --------------------------
Gross deferred tax liabilities                                      251,588          298,952
                                                                  --------------------------

Deferred Tax Assets
        Tax loss carry-forwards                                     113,690          107,415
        Reclamation costs                                            55,098           45,141
        Depreciation, land and other resource property               39,233           35,039
        Employee benefit costs                                       30,025           23,244
        Alternative minimum tax credit carry-forwards                32,283           35,955
        Foreign tax credit carry-forwards                             6,152          111,469
        Unrealized foreign exchange losses                           21,413                -
        Deferred gain on close-out of forward sales                  12,724           12,724
          contracts
        Write-downs of noncurrent investments                         1,706            3,046
        Inventory                                                     6,262            9,306
        Other                                                        11,764           22,457
                                                                  --------------------------
Gross deferred tax assets                                           330,350          405,796
Valuation allowance                                                (256,702)        (309,139)
                                                                  --------------------------
Net deferred tax assets                                              73,648           96,657
                                                                  --------------------------

Net deferred tax liability                                        $ 177,940        $ 202,295
                                                                  ==========================

Net deferred tax liability consists of:
        Current deferred tax assets                               $  (4,021)       $ (14,663)
        Long-term deferred tax liability                            181,961          216,958
                                                                  --------------------------
            Net deferred tax liability                            $ 177,940        $ 202,295
                                                                  ==========================


  The classification of deferred tax assets and liabilities as current or long-term is based on the related asset or liability creating the deferred tax. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal.

  The Company has established a valuation allowance for certain deferred tax assets which management believes will not be realized based on projections at December 31, 2000. The valuation allowance primarily relates to a full valuation allowance against United States and South American net deferred tax assets of $172.6 million and $53.1 million, respectively. The remaining valuation allowance primarily relates to certain restricted Australian tax loss carry-forwards and Canadian loss carry-forwards of Argentina Gold with a tax effect of $21.5 million and $3.3 million, respectively.

  At December 31, 1999 the Company had expected a significant increase in United States foreign tax credit carry-forwards as a result of Canadian dividends to the United States parent following the acquisition of Prime. A full valuation allowance was placed against foreign tax credits. Based on additional information, which became available in 2000, the recognition of these foreign tax credits has been deferred. Accordingly, deferred tax assets and related valuation allowances have been adjusted to reflect the decrease in realized foreign tax credits. The remaining foreign tax credit carry-forwards are due to expire at various times through the year 2005. Alternative minimum tax credits can be carried forward indefinitely. United States tax losses can be carried back two years and forward twenty years. Argentina tax loss carry-forwards expire if not utilized within five taxable years following the loss year. Australian and Chilean loss carry-forwards currently can be carried forward indefinitely.

  Major items causing the Company's income tax provision to differ from the federal statutory rate of 35% were as follows:

                                                              2000                     1999                     1998
                                                           ----------------------------------------------------------
Income tax expense (benefit) based on statutory rate       $(30,730)                   $  5,534             $(83,465)
Percentage depletion                                         (1,068)                     (1,835)              (1,806)
Earnings in foreign jurisdictions
   at different rates                                        (7,244)                     (3,912)              (2,143)
Canadian mining income taxes                                  6,344                       7,217               12,570
Change in prior year accruals                                 5,047                      (5,050)             (15,953)
Nondeductible expenses                                        9,044                       5,537                7,934
Foreign income less tax credits utilized                      1,014                       4,462                    -
Other changes to deferred tax assets and liabilities         71,089                     (99,462)                   -
Change in valuation allowance                               (52,437)                     91,636               61,700
Other - net                                                   3,359                       3,858                9,378
                                                           ----------------------------------------------------------
                                                           $  4,418                    $  7,985             $(11,785)
                                                           ==========================================================

Note 8:    Receivables

                                                                                    December 31,
                                                                       2000                 1999
                                                        ----------------------------------------
Trade accounts                                                      $19,776              $28,096
U.S. Government receivable (note 14)                                  2,000                2,000
Interest and other                                                   17,072               14,892
                                                        ----------------------------------------
                                                                    $38,848              $44,988
                                                        ========================================

Note 9:    Inventories

                                                                                    December 31,
                                                                       2000                 1999
                                                        ----------------------------------------
Finished products                                                   $28,327              $ 7,452
Ore and in-process                                                   37,955               30,591
Supplies                                                             21,480               25,294
                                                        ----------------------------------------
                                                                    $87,762              $63,337
                                                        ========================================

Note 10:   Property, Plant and Equipment

                                                                                  December 31,
                                                                     2000                 1999
                                                       ---------------------------------------
Mining properties                                             $ 1,477,939          $ 1,562,040
Plant and equipment                                             1,038,089            1,141,650
Construction in progress                                           10,540               16,224
                                                       ---------------------------------------
                                                                2,526,568            2,719,914
Accumulated depreciation, depletion and
   amortization                                                (1,538,756)          (1,587,068)
                                                       ---------------------------------------
                                                              $   987,812          $ 1,132,846
                                                       =======================================

Note 11:   Investments and Other Assets

                                                                                    December 31,
                                                                       2000                 1999
                                                        ----------------------------------------
Assets held in trust (note 15)                                      $55,687             $ 47,918
Ore stockpiles                                                       16,049               15,971
Prepaid pension assets (note 15)                                      7,144               12,747
U.S. Government receivable (note 14)                                  2,218                6,063
Restricted cash (note 13)                                                 -                1,789
Noncurrent investments                                                8,664               10,473
Other                                                                 9,596                9,560
                                                        ----------------------------------------
                                                                    $99,358             $104,521
                                                        ========================================

Note 12:   Accrued Liabilities

                                                                                    December 31,
                                                                       2000                 1999
                                                        ----------------------------------------
Accrued payroll and other compensation                              $22,162              $21,730
Current portion of accrued reclamation and
   remediation costs                                                 31,500               20,092
Unrealized loss on foreign exchange contracts                         4,180                    -
Deferred gold sales proceeds                                          9,951                    -
Other                                                                23,287               22,638
                                                        ----------------------------------------
                                                                    $91,080              $64,460
                                                        ========================================

Note 13:   Long-term Debt

                                                                                    December 31,
                                                                       2000                 1999
                                                        ----------------------------------------
Cross-border credit facility (due 2003)                            $148,941             $102,666
Pollution control bonds
   Lawrence County, South Dakota (due 2032)                          38,000               38,000
   State of California (due 2004)                                    17,000               17,000
Capital leases (note 19)                                             23,497               23,044
Convertible subordinated notes                                            -              134,990
                                                        ----------------------------------------
                                                                    227,438              315,700
Less current portion                                                  2,822               37,206
                                                        ----------------------------------------
                                                                   $224,616             $278,494
                                                        ========================================

  Cross-border credit facility: The Company has a credit facility ("Credit Facility") providing a total borrowing availability of $430 million. This facility is available through July 14, 2003 and provides for borrowing in United States, Canadian or Australian dollars, gold, or a combination of these. At December 31, 2000, Canadian dollar-denominated borrowings under the Credit Facility of $148.9 million (C$223.4 million) were outstanding. The Company pays a commitment fee on the unused portion of the Credit Facility ranging from 0.15% to 0.35% per annum, depending upon credit ratings for the Company's senior debt. The credit agreement requires, among other provisions, a minimum consolidated net worth, as defined in the agreement (primarily shareholders' equity plus the amount of all noncash write-downs made after December 31, 1997), of $500 million. Interest on the Canadian dollar borrowings is payable quarterly based on the Bankers' Acceptance discount rate plus a stamping fee. At December 31, 2000 and 1999, this rate was 6.95% and 6.17%, respectively.

  Pollution control bonds: In July 1997, Lawrence County, South Dakota issued $30 million of South Dakota Solid Waste Disposal Revenue Bonds ("Waste Disposal Bonds") and $18 million of South Dakota Pollution Control Refunding Revenue Bonds, both of which are due in 2032. The Company is responsible for funding principal and interest payments on these bonds. Proceeds from the Waste Disposal Bonds were placed in a trust account and used for construction of a new tailings dam lift and other qualifying expenditures at the Homestake mine. During 1999, Homestake reduced the projected size of the tailings dam project and redeemed $10 million of the Waste Disposal Bonds from funds held in the trust account.

     The Company pays interest monthly on the pollution control bonds based on variable short-term, tax-exempt obligations rates. Interest rates at December 31, 2000 and 1999 were 4.7% and 5.1%, respectively. No principal payments are required until cancellation, redemption or maturity.

  Convertible subordinated notes: During the first six months of 2000, the Company repurchased, prior to maturity, the 5.5% convertible subordinated notes ("Convertible Notes") having a principal amount of $1 million. The remaining $135 million principal amount of Convertible Notes were repaid upon maturity on June 23, 2000. The repayment was financed by the Credit Facility borrowings, discussed above, and from existing cash balances.



Note 14:   Other Long-term Obligations

                                                                                    December 31,
                                                                       2000                 1999
                                                        ----------------------------------------
Accrued reclamation and remediation costs                   $137,613                    $116,580
Accrued pension and other postretirement
   benefit obligations (note 15)                              62,618                      58,299


Other                                                         17,555                      10,014
                                                        ----------------------------------------
                                                            $217,786                    $184,893
                                                        ========================================

     While the ultimate amount of reclamation and remediation costs to be incurred in the future is uncertain, the Company has estimated that the aggregate amount of these costs for operating properties, plus previously accrued reclamation and remediation liabilities for nonoperating properties, will be approximately $262 million. At December 31, 2000 the Company had accrued $169.1 million for estimated reclamation and remediation costs (see note 12).

  Grants: The Comprehensive Environmental Response, Compensation and Liability Act imposes heavy liabilities on persons who discharge hazardous substances. The Environmental Protection Agency publishes a National Priorities List ("NPL") of known or threatened releases of such substances. Homestake's former uranium millsite near Grants, New Mexico is listed on the NPL.

     Pursuant to the Energy Policy Act of 1992, the United States Department of Energy ("DOE") is responsible for 51.2% of past and future costs of reclaiming the Grants site in accordance with Nuclear Regulatory Commission license requirements. At December 31, 2000 Homestake had received $33 million from the DOE and had a receivable of $4.2 million (see notes 8 and 11) for the DOE's share of reclamation expenditures made by Homestake through 2000.

Note 15:   Employee Benefit Plans

  United States pension and other postretirement benefit plans: The Company has pension plans covering substantially all United States employees. Pension plans covering salaried and other nonunion employees provide benefits based on the employee's years of service and highest compensation for a period prior to retirement. Pension plans covering union employees provide defined benefits based on each year of service. The Company also has other postretirement plans which provide medical and life insurance benefits for certain retired employees, primarily retirees of the Homestake mine.

  The following table provides a reconciliation of benefit obligations, plan assets and the funded status of the plans:


                                                                                                Other Postretirement
                                                       Pension Benefits                                Benefits
                                                  ----------------------------             -----------------------------
                                                      2000                1999                 2000                 1999
                                                  ----------------------------             -----------------------------
Change in benefit obligations
Benefit obligation, January 1                     $225,880            $256,674             $ 27,807             $ 34,750
Service cost                                         3,498               4,752                   17                   19
Interest cost                                       16,477              16,784                1,874                1,931
Participants contributions                               -                   -                  217                    -
Plan amendments and special terminations            10,700               3,222                1,000                    -
Actuarial losses (gains)                             3,967             (23,672)              (1,966)              (7,132)
Benefits paid                                      (19,463)            (31,880)              (2,149)              (1,761)
Curtailments                                        (3,439)                  -                  200                    -
                                             -------------       -------------       --------------       --------------
Benefit obligation, December 31                   $237,620            $225,880             $ 27,000             $ 27,807
                                             =============       =============       ==============       ==============

Change in plan assets
Fair value of plan assets, January 1              $248,908            $259,371
Actual return on plan assets                        24,490              16,834
Company contributions                                1,450               4,583             $  2,149             $  1,761
Benefits paid                                      (19,463)            (31,880)              (2,149)              (1,761)
                                             -------------       -------------       --------------       --------------
Fair value of plan assets, December 31            $255,385            $248,908             $      -             $      -
                                             =============       =============       ==============       ==============

Plan assets in excess of (less than)
    projected benefit obligations                 $ 17,765            $ 23,028             $(27,000)            $(27,807)
Unrecognized net actuarial gains                   (47,178)            (43,741)              (4,688)              (4,353)
Unrecognized prior service cost                      9,413              10,309               (4,214)              (5,064)
Unrecognized net transition asset                     (882)             (1,324)                   -                    -
                                             -------------       -------------       --------------       --------------
Accrued pension and postretirement
   benefit obligations                            $(20,882)           $(11,728)            $(35,902)            $(37,224)
                                             =============       =============       ==============       ==============

     Amounts for pension and postretirement benefits in the consolidated balance sheets consist of the following:


                                                                                                Other Postretirement
                                                       Pension Benefits                                Benefits
                                                  ----------------------------             -----------------------------
                                                      2000                1999                 2000                 1999
                                                  ----------------------------             -----------------------------
Prepaid pension asset                              $  7,144          $ 12,747             $      -             $      -
Accrued benefit liability - current                  (1,200)           (1,200)                (110)              (2,200)
Accrued benefit liability - long-term               (26,826)          (23,275)             (35,792)             (35,024)
                                                   --------          --------             --------             --------
                                                   $(20,882)         $(11,728)            $(35,902)            $(37,224)
                                                   ========          ========             ========             ========


     The weighted-average actuarial assumptions were as follows at December 31:

                                                                                     Other Postretirement
                                            Pension Benefits                               Benefits
                                      2000            1999       1998           2000             1999      1998
                                -------------------------------------       -----------------------------------
Discount rate                         7.25%           7.75%      6.50%          7.25%            7.75%     6.50%
Expected return on plan assets        8.50%           8.50%      8.50%
Rate of compensation increase         5.00%           5.00%      5.00%

  The Company has assumed a health care cost trend rate of 8.0% for 2000, decreasing ratability to 5.0% in 2006 and thereafter.

  Net periodic pension and other postretirement benefit costs include the following components:

                                                                                          Pension Benefits
                                                 ---------------------------------------------------------
                                                         2000                1999                     1998
                                                 ---------------------------------------------------------
Service cost                                         $  3,498            $  4,752                 $  4,215
Interest cost                                          16,477              16,784                   16,969
Expected return on assets                             (20,623)            (21,496)                 (21,346)
Amortization of:
   Transition asset                                      (440)               (242)                    (370)
   Prior service costs                                  1,471               1,440                    1,005
   Actuarial gains                                     (1,874)               (196)                    (898)
                                                 ------------     ---------------      -------------------
Net periodic benefit cost                              (1,491)              1,042                     (425)
Additional charges (credits):
   Special termination charges                         10,498                   -                    3,922
   Curtailments                                         1,600                   -                   (7,246)
   Settlement credits                                       -                   -                   (2,531)
                                                 ------------     ---------------      -------------------
Total net benefit cost (credit)                      $ 10,607            $  1,042                 $ (6,280)
                                                 ============     ===============      ===================

                                                                                                     Other
                                                                                            Postretirement
                                                                                                  Benefits
                                                 ---------------------------------------------------------
                                                         2000                1999                     1998
                                                 ---------------------------------------------------------
Service cost                                         $     17            $     19                 $    188
Interest cost                                           1,874               1,931                    2,406
Amortization of:
   Prior service costs                                   (850)               (850)                    (850)
   Actuarial (gains) losses                            (1,431)               (291)                      60
                                                 ------------     ---------------      -------------------
Net periodic benefit cost                                (390)                809                    1,804
Additional charges (credits):
   Special termination charges                          1,000                   -                      600
   Curtailments                                             -                   -                   (3,293)
                                                 ------------     ---------------      -------------------
Total net benefit cost (credit)                      $    610            $    809                 $   (889)
                                                 ============     ===============      ===================

  The projected benefit obligation and accumulated benefit obligation for pension plans with accumulated benefit obligations in excess of plan assets were $38.5 million and $31.5 million, respectively, at December 31, 2000, and $30.9 million and $22.9 million, respectively, at December 31, 1999. These amounts pertain to a nonqualified supplemental pension plan covering certain employees and a nonqualified pension plan covering directors of the Company. These plans are unfunded. The Company has established a grantor trust, consisting of money funds, mutual funds and corporate-owned life insurance policies, to provide funding for the benefits payable under these nonqualified plans and certain other deferred compensation plans. The grantor trust, which is included in other assets, amounted to $55.7 million and $47.9 million at December 31, 2000 and 1999, respectively.

  Health care benefits are contributory and were restricted to employees at the Homestake mine whose combined years of age and years of service exceeded 65 as of January 1, 2000. Termination benefits and certain curtailment costs were recognized during 2000 to reflect the planned closure of the mine (see note
  5).

  The assumed health care cost trend rate has a significant effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate would have had the following effects on 2000 service and interest costs and the accumulated postretirement benefit obligation at December 31, 2000:

One percentage point change                 Increase  Decrease
------------------------------------------  --------  ---------
    Effect on service and interest
         components of net periodic cost      $  216   $  (194)
    Effect on accumulated postretirement
          benefit obligation                  $2,438   $(2,236)

  Foreign pension plans: Certain of the Company's foreign operations also participate in pension plans. The Company's share of contributions to these plans was $1.5 million in 2000, $2.2 million in 1999 and $2.5 million in 1998.

  Stock option and share rights plan: The Company's 1996 Stock Option and Share Rights Plan, as amended ("1996 Plan") provided for stock option and share rights grants of up to 18 million common shares. At December 31, 2000 and 1999, 11.6 million and 1.6 million shares, respectively, were available for future grants. At December 31, 2000 stock options and share rights for 6.1 million shares were outstanding under the 1996 Plan and stock options for 1.7 million shares were outstanding under prior plans.

  The exercise price of each stock option granted under these plans is equal to the market price of the Company's stock at the time of grant. Stock options generally vest over a four-year period and have a maximum term of ten years. A summary of the Company's stock option activities during the periods indicated is as follows (in thousands except share amounts):

                                         2000                        1999                         1998
                             -------------------------     -----------------------     ------------------------
                                 Number       Average         Number       Average        Number       Average
                                   of        Price Per          of        Price Per         of        Price Per
                                 Shares        Share          Shares        Share         Shares        Share
                             -------------------------     -----------------------     ------------------------
Balance at January 1                5,653                        4,947                       4,873
       Granted                      2,049       $ 7.27           1,600      $ 9.40           2,129       $ 7.28
       Exercised                        -                         (500)       0.74             (35)        0.74
       Plutonic options retired         -                            -                      (1,033)       15.52
       Expired                       (487)       15.61            (394)      16.27            (987)       11.86
                             ------------                  -----------                 -----------
Balance at December 31              7,215                        5,653                       4,947
                             ============                  ===========                 ===========

Options exercisable at
       December 31                  3,481                        2,916                       2,136

       Note:  The above table includes stock option activity of Argentina Gold and Plutonic prior to their acquisition by Homestake in April 1999 and April 1998, respectively.


     The average fair value of options granted during 2000, 1999 and 1998 was $3.19, $2.69 and $3.03 per share, respectively. The fair value of each stock option is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions at December 31:

                                                       2000                 1999               1998
                                                    -------              -------            -------
Expected volatility                                 39%                  35%                31%
Risk-free interest rate                            6.7%                 5.0%               5.7%
Expected lives (years)                             6.6                  4.8                5.2
Expected dividend yield                              1%                   1%                 1%

     The following table summarizes information about stock options outstanding at December 31, 2000:

                                             Options Outstanding                                Options Exercisable
                        -----------------------------------------------------------    -----------------------------------
      Range of                              Weighted-Average      Weighted-Average                       Weighted-Average
  Exercise Prices            Number            Remaining           Exercise Price          Number         Exercise Price
     Per Share             Outstanding      Contractual Life         Per Share           Exercisable        Per Share
------------------      ----------------  -------------------    ------------------    -------------   -------------------
$ 6.49  to  $ 9.37                 3,331        8.4 years                    $ 8.11              769                $ 9.36
  9.41  to   15.23                 2,547        6.7 years                     11.46            1,406                 12.55
 15.38  to   20.63                 1,337        3.3 years                     17.60            1,306                 17.61
                        ----------------                                                ------------
                                   7,215                                                       3,481
                        ================                                                ============



     At December 31, 2000 and 1999, there were 586,000 and 381,000 share rights outstanding under the 1996 plan. Share rights are converted into common stock when certain performance measurement or vesting criteria are met. During 2000, 29,000 share rights valued at $151,000 were converted into common stock under the 1996 plan.

     The Company elected to use the pro forma disclosure provisions of SFAS 123, "Accounting for Stock-Based Compensation," and has applied Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock options. Accordingly, no compensation cost has been recognized for the Company's stock options. The compensation cost for share rights is being recognized based on the fair value of the Company's stock over the period that the performance measurement and vesting criteria are estimated to be met. Had compensation expense for the Company's stock options been determined based on the fair value of options at the grant dates as calculated in accordance with SFAS 123, the Company's net income (loss) and net income (loss) per share for the years ended December 31, 2000, 1999 and 1998 would have been as follows:

                             2000                                    1999                                   1998
              ----------------------------------        -------------------------------       ---------------------------------
                  Net Loss             Per Share          Net Income          Per Share          Net Loss            Per Share
              ----------------------------------        -------------------------------       ---------------------------------
As reported         $(104,437)            $(0.40)              $4,864             $0.02           $(233,780)             $(1.01)
Pro forma            (108,759)             (0.42)               1,526              0.01            (237,092)              (1.02)

     Other plans: Substantially all full-time United States employees of the Company are eligible to participate in the Company's defined contribution savings plans. The Company's matching contributions of approximately $1.6 million, $1.8 million and $1.9 million in 2000, 1999 and 1998, respectively, were in the form of Homestake stock.

Note 16:   Fair Value of Financial Instruments

     At December 31, 2000 and 1999 the carrying values of the Company's cash and equivalents, short-term investments, noncurrent investments, long-term debt and foreign currency options approximated their estimated fair values.

Note 17:   Shareholders' Equity

  HCI exchangeable shares: In connection with the 1998 acquisition of the minority interests in Prime (see note 3), HCI issued 11.1 million HCI exchangeable shares. Each HCI exchangeable share is exchangeable for one Homestake common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars), and other rights as one Homestake common share. A share of special voting stock, which was issued to the transfer agent in trust for the holders of the HCI exchangeable shares, provides the mechanism for holders of the HCI exchangeable shares to receive their voting rights. During 2000 and 1999, 3.3 million and 4.5 million HCI exchangeable shares were exchanged for an equivalent number of Homestake common shares. At December 31, 2000 the Company had reserved 3.4 million shares of common shares for issuance on exchange of the HCI exchangeable shares outstanding. At any time on or after December 31, 2008, or such time that there are fewer than 1.39 million HCI exchangeable shares outstanding, the Company will have the right, but not the obligation, to require the exchange of all HCI exchangeable shares then outstanding for an equivalent number of Homestake common shares.

  Stock rights: Each share of common stock includes and trades with a right which will become exercisable on a date designated by the Board of Directors following the commencement of, or announcement of an intent to commence, a tender offer by any person, entity or group for 15% or more of the Company's common shares and the HCI exchangeable shares, considered as a single class. When exercisable, each right initially entitles the owner to purchase from the Company one one-hundredth of a share of Series A Participating Preferred Stock, par value $1 per share, at a price of $75 per share (the "Purchase Price"). Each one one-hundredth of a share of Series A Preferred Stock is equivalent to one Homestake common share with respect to voting and is entitled, on a quarterly basis, to the greater of a ten cent cash dividend or the dividend payable on one Homestake common share. In addition, if any person, entity or group (an "Acquiring Person") acquires 15% or more of the Company's common stock and the HCI exchangeable shares, considered as a single class, each right (whether or not previously exercisable) thereafter entitles the owner (other than an Acquiring Person or its affiliates and associates) to purchase for the Purchase Price the number of one one-hundredth of a share of Series A Preferred Stock equal to the Purchase Price divided by one-half of the market price of the Company's common stock. In lieu of the rights holder exercising such right, the Board of Directors has the option to issue, in exchange for each right, one-half of the number of shares of preferred stock (or common stock having a value equal to the Purchase Price) that would be issuable on the exercise of the right. If the Board of Directors has not exchanged shares for the rights and the Company engages in a business combination with an Acquiring Person (or affiliate or associate thereof), the holder of rights will be entitled to purchase for the Purchase Price (i) common stock of the surviving company of its publicly-held affiliate having a market value equal to twice the Purchase Price, or (ii) common stock of the surviving company having a book value equal to twice the Purchase Price if the surviving company and its affiliates are not publicly held. The number of shares and the Purchase Price are subject to adjustment for stock dividends, stock splits and other changes in capitalization. The rights expire on October 15, 2007.

  Each HCI exchangeable share trades with an HCI right issued under the HCI rights agreement. The HCI rights entitle the holders to acquire additional HCI exchangeable shares at the same price and in the same amounts and circumstances in which holders of Company rights are entitled to acquire Company common stock.

Note 18:  Additional Cash Flow Information

  Cash paid for interest and for income taxes is as follows:

                                                        2000              1999             1998
                                               ------------------------------------------------
Interest                                             $17,750           $18,377          $20,236
Income taxes, net of refunds                          18,274            33,292           22,620


  Certain investing and financing activities of the Company affected its financial position but did not affect its cash flows. See note 3 for discussion of the noncash components of the acquisitions of the interests the in Round Mountain mine, Argentina Gold, Plutonic and Prime and additions to property at ADLF.

Note 19:   Commitments and Contingencies

  Foreign Currency Contracts

  Under the Company's foreign currency protection program, the Company has entered into a series of foreign currency option contracts to minimize the effects of a strengthening of either the Canadian or Australian currencies in relation to the United States dollar. At December 31, 2000 net unrealized losses of $4.2 million were outstanding on these contracts compared to net unrealized gains of $3.4 million at December 31, 1999. Other income for the years ended December 31, 2000, 1999 and 1998 includes income (losses) of $(16.6) million, $15.8 million, and $(34.3) million, respectively, related to this program. In July 2000, the Company discontinued its foreign currency protection program. Option contracts outstanding at December 31, 2000 are expected to remain in place until maturity.

  At December 31, 2000 the Company had foreign currency contracts outstanding as follows:

                                                           Expected Maturity or Transaction Date
                                                         ----------------------------------------
                                                                                         Total or
(US$ in millions, except exchange rate amounts)             2001           2002          Average
                                                         ---------       --------       ---------

Canadian $ / US $ option contracts:
-----------------------------------
US $ covered                                                 $62.1              -           $62.1
   Written puts, average exchange rate (1)                    0.66              -            0.66
US $ covered                                                 $66.1              -           $66.1
   Purchased calls, average exchange rate (2)                 0.69              -            0.69
US $ covered                                                 $38.3              -           $38.3
   Purchased puts, average exchange rate (3)                  0.65              -            0.65

Australian $ / US $ option contracts:
-------------------------------------
US $ covered                                                 $96.8          $33.0          $129.8
   Written puts, average exchange rate (1)                    0.65           0.68            0.66
US $ covered                                                 $96.8          $33.0          $129.8
   Purchased calls, average exchange rate (2)                 0.66           0.68            0.67
US $ covered                                                 $85.8          $33.0          $118.8
   Purchased puts, average exchange rate (3)                  0.64           0.65            0.64

1. Assuming exercise by the counter-party at the expiration date, the Company would exchange US dollars for Canadian or Australian dollars at the put exchange rate. The counter-party would be expected to exercise the option if the spot exchange rate was below the put exchange rate.

2. Assuming exercise by the Company at the expiration date, the Company would exchange US dollars for Canadian or Australian dollars at the call exchange rate. The Company would exercise the option if the spot exchange rate was above the call exchange rate.

3. Assuming exercise by the Company at the expiration date, the Company would exchange Canadian or Australian dollars for US dollars at the put exchange rate. The Company would exercise the option if the spot exchange rate was below the put exchange rate.

     In addition to amounts related to the foreign currency option contracts, the Company recorded foreign currency exchange gains (losses) on intercompany debt and other of $(18.2) million, $10.9 million and $(4.4) million in 2000, 1999 and 1998, respectively, which also were included in other income. These foreign currency exchange gains and losses primarily are mark to market adjustments related to the Company's Canadian and Australian dollar denominated advances to its foreign subsidiaries.

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

          During 2000, 1999 and 1998, the Company delivered or financially settled gold and silver production under maturing forward sales and option contracts as follows:


                                                             2000               1999                1998
                                                   -----------------------------------------------------
Gold
------
        Forward sales contracts
             Ounces                                        85,080            109,900             358,000
             Average price (US$ per oz.)                     $430               $415                $359

        Option contracts
             Ounces                                       230,000            340,000             900,000
             Average price (US$ per oz.)                     $290               $298                $325

Silver
------
        Option contracts
             Ounces                                       655,000          3,095,000                   -
             Average price (US$ per oz.)                    $6.30              $6.35                   -


          During 2000, the Company closed out and financially settled US dollar denominated forward sales contracts covering 3.6 million ounces of silver maturing in years 2001 and 2002 and US and Australian dollar denominated option contracts covering 884,000 ounces of gold expiring in years 2001 through 2004. The pretax gains of $4.2 million resulting from these transactions have been deferred and are being recorded in income as the originally designated production is sold.

          In 1999, the Company closed out and financially settled US dollar denominated forward sales contracts covering 245,000 ounces of gold maturing in the years 2001, 2002 and 2003. The pretax gain of $35 million realized as a result of this transaction has been deferred and will be recorded in income as the originally designated production is sold.

          The Company does not require or place collateral for its foreign currency and gold hedging derivatives. Credit risk is minimized by dealing only with major international banks and financial institutions.

          At December 31, 2000 the Company had gold forward sales contracts outstanding as follows:

                                                                       Expected Maturity or Transaction Date
                                                ------------------------------------------------------------------------------------
                                                                                                                           Total or
                                                   2001        2002        2003        2004        2005      Thereafter    Average
                                                ----------  ----------  ----------  ----------  ----------  ------------  ----------

US $ denominated contracts:
---------------------------
    Ounces                                         10,000      10,000            -           -      90,000       559,200     669,200
    Average price ($ per oz.)                        $400        $403            -                    $400          $418        $415

Australian $ denominated contracts: (1)
-----------------------------------
    Ounces                                        300,000     264,800      144,800     228,800      26,000             -     964,400
    Average price (US$ per oz.)                      $290        $306         $317        $331        $294             -        $308

          (1) Expressed in US dollars at an exchange rate of A$ = US$0.5588

Lease Commitments

          The Company entered into capital leases to finance the purchase of its 50% share of certain mobile mining equipment at the Kalgoorlie operations. Leased assets of $21.5 million are included in property, plant and equipment at December 31, 2000. Accumulated depreciation on the leased equipment was $3.9 million. The Company also leases certain office facilities and equipment under various noncancellable operating leases. Rental expense for 2000, 1999, and 1998 relating to these operating leases was approximately $2.4 million, $2.4 million and $2.6 million, respectively.

          Future minimum annual payments under noncancellable leases at December 31, 2000 are as follows:

                                                                  Operating               Capital
                                                                    Leases                Leases
                                                               -----------------------------------
2001                                                                  $ 1,686              $ 4,252
2002                                                                    1,596                4,252
2003                                                                    1,381                4,252
2004                                                                    1,096                4,252
2005                                                                    1,005                4,252
Thereafter                                                              3,260                7,881
                                                               --------------         ------------
Total minimum lease payment                                           $10,024               29,141
                                                               ==============
Less: estimated amount representing interest                                                (5,644)
                                                                                      ------------
Present value of net minimum capital lease payments                                         23,497
Less: current portion                                                                       (2,822)
                                                                                      ------------
Long-term capital lease obligation at December 31, 2000                                    $20,675
                                                                                      ============

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

          The Company is party to legal actions and administrative proceedings and is subject to claims arising in the ordinary course of business. The Company believes the disposition of these matters will not have a material adverse effect on its financial position or result of operations.

Note 20:   Segment Information

          The Company primarily is engaged in gold mining and related activities. Gold operations are managed and internally reported based on the following geographic areas: North America (United States and Canada), Australia and South America. The Company also has other foreign exploration activities and an oil recovery operation in the Gulf of Mexico which are included in the "Corporate and All Other" segment. Within each geographic segment, operations are managed on a mine-by-mine basis. However, because each mine has similar economic characteristics, the Company has geographically aggregated its operations.

REPORTABLE SEGMENTS                                                  Corporate
                                     North                  South     and All      Reconciling
                                    America    Australia   America     Other          Items            Total
                                 -----------------------------------------------------------------------------
2000
Gold and ore sales                  $405,265    $247,894    $12,509  $       -               -      $  665,668
Other revenues                          (336)     (8,120)       344     19,964         (10,731)  a       1,121
Total revenues and other income      404,929     239,774     12,853     19,964         (10,731)        666,789
Depreciation, depletion and
  amortization                       101,568      38,719      3,370        802               -         144,459
Operating earnings (b)                50,132      25,375        158     19,155         (10,731)  a      84,089
Exploration expense                   10,636      13,815     13,269       (225)              -          37,495
Write-downs and unusual items         58,630      13,433          -      2,500               -          74,563
Capital expenditures                  19,122      48,769     13,716      1,284               -          82,891
Property, plant and equipment        547,773     414,001     24,406      1,632               -         987,812
Total assets                         617,628     536,394     48,199    217,154               -       1,419,375
1999
Gold and ore sales                  $413,887    $244,223    $13,462  $       -     $         -      $  671,572
Other revenues                        16,896      13,614        276     34,719          (7,205)  a      58,300
Total revenues and other income      430,783     257,837     13,738     34,719          (7,205)        729,872
Depreciation, depletion and
  amortization                        96,446      33,240      4,227        565               -         134,478
Operating earnings (b)                81,856      35,515        438     34,130          (7,205)  a     144,734
Exploration expense                   10,305      15,169     13,471        566               -          39,511
Write-downs and unusual items              -      16,915          -      3,500               -          20,415
Capital expenditures                  24,801      78,939        745        442               -         104,927
Property, plant and equipment        625,596     492,912     11,945      2,393               -       1,132,846
Total assets                         706,461     632,893     28,076    267,039               -       1,634,469
1998
Gold and ore sales                  $468,396    $299,909    $13,854  $       -     $         -      $  782,159
Other revenues                       (10,345)     (7,100)     1,345     14,088          (2,209)  a      (4,221)
Total revenues and other income      458,051     292,809     15,199     14,088          (2,209)        777,938
Depreciation, depletion and
  amortization                        88,132      44,069      4,199      2,971               -         139,371
Operating earnings(b)                 60,828      26,678      1,590     38,586          (2,209)  a     125,473
Exploration expense                   16,495      23,316     15,579      4,475               -          59,865
Write-downs and unusual items        127,476      65,736     10,156     10,445               -         213,813
Capital expenditures                  32,337      40,095        141        750               -          73,323
Property, plant and equipment        662,475     426,919      8,776      4,569               -       1,102,739
Total assets                         853,906     530,463     22,204    254,033               -       1,660,606

   a)  Primarily intercompany financing.
   b) Operating earnings represent revenues and other income less production costs and depreciation, depletion and amortization.

     Amounts related to United States operations were as follows:

                                               2000                    1999                    1998
                                            ---------------------------------------------------------
Gold and ore sales                          $186,411                $211,814              $259,044
Property, plant and equipment                140,495                 117,690               131,121


          Sales to individual customers exceeding 10% of the Company's consolidated revenues were as follows:

                                          2000                1999                     1998
                             --------------------------------------------------------------
Customer A                            $159,574            $142,000                 $      -
B                                      115,683                   -                  120,100
C                                      113,939              99,000                   75,600
D                                       58,228              96,000                        -
E                                            -              77,800                        -
F                                            -              76,700                  108,000
G                                            -                   -                   99,200

          Because of the active worldwide market for gold, Homestake believes that the loss of any of these customers would not have a material adverse impact on the Company.

Note 21:  Homestake Canada Inc. ("HCI")

          Homestake, through a wholly-owned subsidiary, owns all of the common shares outstanding of HCI. At December 31, 2000, HCI had 3.4 million HCI exchangeable shares outstanding, which were held by the public (see notes 3 and 17).

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

     Summarized financial information for HCI is as follows:

                                                                          December 31,
                                                        2000                      1999
                                           -------------------------------------------
Current assets                                      $  41,837                $  43,666
Noncurrent assets                                     449,228                  498,567
                                           ------------------       ------------------
        Total assets                                $ 491,065                $ 542,233
                                           ==================       ==================

Current portion of notes
        payable to the Company                      $ 122,992                $ 138,233
Other current liabilities                              28,044                   19,521
Long-term debt                                        148,936                  102,666
Notes payable to the Company                          190,872                  190,872
Other long-term liabilities                            15,479                   10,843
Deferred income and mining taxes                      161,976                  199,979
Shareholders' equity                                 (177,234)                (119,881)
                                           ------------------       ------------------
        Total liabilities and
        shareholders' equity                        $ 491,065                $ 542,233
                                           ==================       ==================


                                                                                          For the years ended December 31,
                                        ----------------------------------------------------------------------------------
                                                    2000                             1999                             1998
                                        ----------------------------------------------------------------------------------
Revenues and other income                       $202,811                         $234,708                         $219,091
Costs and expenses                               233,213                          229,084                          196,488
                                        ----------------                -----------------                 ----------------
Income (loss) before taxes and
   minority interests                           $(30,402)                          $5,624                          $22,603
                                        ================                 =================                =================

Net loss                                        $(30,237)                        $ (4,875)                        $ (2,242)
                                        ================                =================                 ================

                       REPORT OF INDEPENDENT ACCOUNTANTS




To The Shareholders and Board of Directors of
Homestake Mining Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity, comprehensive income (loss) and cash flows present fairly, in all material respects, the financial position of Homestake Mining Company and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
-------------------------------
PricewaterhouseCoopers LLP
San Francisco, California
January 31, 2001

              MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING


The accompanying consolidated financial statements of Homestake Mining Company and Subsidiaries are prepared by the Company's management in conformity with generally accepted accounting principles. Management is responsible for the fairness of the financial statements, which include estimates based on judgements.

          The Company maintains accounting and other control systems which management believes provide reasonable assurance that financial records are reliable for the purpose of preparing financial statements and that assets are properly safeguarded and accounted for. Underlying the concept of reasonable assurance is the premise that the cost of controls should not be disproportionate to the benefits expected to be derived from such controls. The Company's internal control structure is reviewed by its internal auditors, and to the extent necessary it is reviewed by the external accountants in connection with their independent audit of the Company's consolidated financial statements.

          The external accountants conduct an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards in order to express their opinion on these financial statements.
These standards require that the external accountants plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

          The Audit Committee of the Board of Directors, composed entirely of outside directors, meets periodically with management, internal auditors and the external accountants to discuss the annual audit, internal control, internal auditing and financial reporting matters. The external accountants and the internal auditors have direct access to the Audit Committee.



/s/ Jack E. Thompson
--------------------
Jack E. Thompson
Chairman and Chief Executive Officer

/s/ David W. Peat
-----------------
David W. Peat
Vice President, Finance and
Chief Financial Officer


January 31, 2001

Quarterly Selected Data
(in thousands except per share amounts)

                                   First                 Second                 Third              Fourth
                                  Quarter                Quarter               Quarter             Quarter           Year
                            -------------------------------------------------------------------------------------------------------
2000:
Revenues and other income,
   as previously reported            $152,397/1/            $171,333/2/           $161,128/2/       $179,219        $ 664,077
Adjustment for adoption of
   SAB 101                              5,796                   (294)               (2,790)                -            2,712
                            -----------------     ------------------    ------------------     -------------   --------------
Revenues and other income            $158,193               $171,039              $158,338          $179,219        $ 666,789
                            =================     ==================    ==================     =============   ==============
Net income (loss) from:
   Continuing operations,
     as previously reported          $(14,684)              $ (2,652)/3/          $(75,743)/4/      $  5,186/5/     $ (87,893)/3-5/
   Adjustment for adoption
     of SAB 101                          (179)                  (686)                 (333)                -           (1,198)
                            -----------------     ------------------    ------------------     -------------   --------------
   Continuing operations              (14,863)                (3,338)/3/           (76,076)/4/         5,186/5/       (89,091)/3-5/
   Discontinued operations             (1,459)               (13,887)                    -                 -          (15,346)
                            -----------------     ------------------    ------------------     -------------   --------------
Net income (loss)                    $(16,322)              $(17,225)             $(76,076)         $  5,186        $(104,437)
                            =================     ==================    ==================     =============   ==============
Per common share:
Net income (loss) from:/10/
   Continuing operations               $(0.06)              $  (0.01)/3/          $  (0.29)/4/      $   0.02/5/     $   (0.34)/3-5/
   Discontinued operations                  -                  (0.06)                    -                 -            (0.06)
                            -----------------     ------------------    ------------------     -------------   --------------
Net income (loss)                      $(0.06)              $  (0.07)             $  (0.29)         $   0.02        $   (0.40)
                            -----------------     ------------------    ------------------     -------------   --------------
   Dividends paid/11/                $      -               $      -              $      -          $  0.025        $   0.025

(in thousands except per share amounts)

                                   First               Second               Third               Fourth
                                  Quarter              Quarter             Quarter             Quarter            Year
                            ----------------------------------------------------------------------------------------------------
1999:
Revenues and other income           $174,669/1/          $194,165/2/          $171,668/2/       $189,370/2/       $729,872/1/
Income (loss) from:
   Continuing operations                 315/6/               774/7/             2,209/8/          5,922/9/          9,220/6-9/
   Discontinued operations            (1,264)                (658)                (462)           (1,972)           (4,356)
                            ----------------     ----------------    -----------------     -------------    --------------
Net income (loss)                   $   (949)            $    116             $  1,747          $  3,950          $  4,864
                            ================     ================    =================     =============    ==============
Per common share:
Net income (loss) from:/10/
   Continuing operations            $      -/6/          $      -/7/          $   0.01/8/       $   0.02/9/       $   0.04/6-9/
   Discontinued operations                 -                    -                    -             (0.01)            (0.02)
                            ----------------     ----------------    -----------------     -------------    --------------
Net income (loss)                   $      -             $      -             $   0.01          $   0.01          $   0.02
                            ================     ================    =================     =============    ==============
   Dividends paid/11/               $      -             $  0.050             $      -          $  0.025          $  0.075

Pro forma:/12/
   Net income from
     continuing operations                                                                      $  5,491
                                                                                           =============
   Per common share -
     basic and diluted                                                                          $   0.02
                                                                                           =============

   Net income                                                                                   $  3,519
                                                                                           =============
   Per common share -
     basic and diluted                                                                          $   0.01
                                                                                           =============

   1. Adjusted for discontinued operations of Main Pass 299 and reclassification of oil and gas revenues, net.

   2.  Adjusted for the reclassification of oil and gas revenues, net.

   3. Includes write-downs of $0.5 million ($0.5 million pretax) or $nil per share to reduce the carrying values of certain assets.

   4. Includes write-downs of $63.5 million ($67.8 million pretax) or $0.24 per share including (i) Homestake mine restructuring charges of $22 million ($22 million pretax), (ii) reductions in the carrying values of certain resource assets of $23.9 million ($26.2 million pretax), (iii) an increase of $15 million ($16.2 million pretax) in the accrual for future estimated reclamation expenditures and (iv) and other charges of $2.6 million ($3.4 million pretax).

   5. Includes write-downs of $4.6 million ($6.2 million pretax) or $0.02 per share including (i) Homestake mine restructuring charges of $1 million ($1 million pretax), (ii) reductions in the carrying value of certain assets of $3.6 million ($5.2 million pretax).

   6. Includes business combination and integration costs of $1.3 million ($1.3 million pretax) or $0.01 per share.

   7. Includes business combination and integration costs of $3.5 million ($3.5 million pretax) or $0.01 per share and the write-down of an investment of $3.5 million ($3.5 million pretax) or $0.01 per share.

   8. Includes write-downs and non-recurring charges of $4.4 million ($6.9 million pretax) or $0.02 per share including (i) reductions of $1.1 million ($1.7 million pretax) in the carrying values of resource assets and (ii) an increase of $3.3 million ($5.2 million pretax) in the accrual for estimated future remediation and reclamation.

   9. Includes write-downs and non-recurring charges of $7.8 million ($10 million pretax) or $0.03 per share to reduce the carrying values of certain resource assets.

  10. Basic and diluted net income or loss per share. The application of SAB 101 does not have an impact on the net income or loss per share, as previously reported.

  11.  Homestake only.

  12. Reflects the pro forma effect of the application of SAB 101 for the three month period ended December 31, 1999. The application of SAB 101 does not have a material effect on the pro forma net income (loss) and per share amounts for the years ended December 31, 1999 and 1998. Additionally, the cumulative effect of adoption of SAB 101, effective January 1, 2000, was not material to the net loss and net loss per share for the year ended December 31, 2000.

Common Stock Price Range
(Prices as quoted on the New York Stock Exchange)

                              First           Second              Third             Fourth
                             Quarter          Quarter            Quarter            Quarter            Year
                          -------------------------------------------------------------------------------------
2000:        High              $ 8.00            $ 7.63             $ 6.94             $ 5.25            $ 8.00
             Low                 5.88              5.63               5.00               3.50              3.50

1999:        High              $11.44            $10.75             $10.88             $10.13            $11.44
             Low                 8.13              7.50               7.19               7.50              7.19

Five Year Selected Financial Data/1/
(in thousands except per share amounts)

                                                   2000            1999            1998            1997            1996
                                           ----------------------------------------------------------------------------
Revenues and other income                    $  666,789      $  729,872      $  777,938      $  948,167      $  975,399
Net income (loss) from continuing               (89,091)/2/       9,220/3/     (229,871)/4/    (121,898)/5/      44,754/7/
 operations
Loss from discontinued operations               (15,346)         (4,356)         (3,909)       (111,456)/6/      (2,393)
Net income (loss)                              (104,437)          4,864        (233,780)       (233,354)         42,361
Per common share:/8/
      Net income (loss) from continuing
        operations                                (0.34)/2/        0.04/3/        (0.99)/4/       (0.53)/5/        0.20/7/
      Loss from discontinued operations           (0.06)          (0.02)          (0.02)          (0.49)/6/       (0.01)
                                           ------------    ------------    ------------    ------------    ------------
      Net income (loss)                           (0.40)           0.02           (1.01)          (1.02)           0.19
                                           ------------    ------------    ------------    ------------    ------------
Total assets                                  1,419,375       1,634,469       1,660,606       1,627,144       1,959,778
Long-term debt                                  224,616         278,494         357,410         374,593         255,170
Other long-term obligations                     240,009/9/      219,849/9/      176,887         152,610         123,475
Deferred income and mining taxes                181,961         216,958         230,567         161,862         218,379
Minority interests                               10,375          13,800           7,825         108,116         103,960
Shareholders' equity                            608,814         765,360         739,196         699,791       1,043,377
Dividends per share/10/                           0.025           0.075            0.10            0.15            0.20

   1. Five-year selected financial data reflects the 1999 combination of Homestake and Argentina Gold and the 1998 combination of Homestake and Plutonic, both on a pooling-of-interests basis. Accordingly, all periods presented include the results and financial position of Argentina Gold and Plutonic.

   2. Includes write-downs and non-recurring charges of $68.6 million ($74.6 million pretax) or $0.26 per share including (i) Homestake mine restructuring charges of $23 million ($23 million pretax), (ii) reductions in the carrying values of redundant assets of $28.1 million ($32 million pretax), (iii) an increase in the accrual for estimated future reclamation expenditures of $16.2 million ($15 million pretax), and (iv) other charges of $3.4 million ($2.6 million pretax).

   3. Includes business combination and integration costs of $4.8 million ($4.8 million pretax) or $0.02 per share and write-downs and other non-recurring charges of $15.7 million ($20.4 million pretax) or $0.06 per share including (i) reductions in the carrying values of resource assets of $8.9 million ($11.7 million pretax), (ii) an increase in the estimated accrual for future remediation and reclamation expenditures of $3.3 million ($5.2 million pretax) and (iii) a write-down of $3.5 million ($3.5 million pretax) for an exploration joint venture.

   4. Includes business combination and integration costs of $17 million ($19.4 million pretax) or $0.07 per share and write-downs and other non-recurring charges of $188.5 million ($213.8 million pretax) or $0.81 per share including (i) a reduction in the carrying values of resource assets of $130.8 million ($151.6 million pretax), (ii) an increase in the estimated accrual for remediation and reclamation expenditures of $36 million ($36 million pretax), (iii) Homestake mine restructuring charges of $5.9 million ($8.9 million pretax), (iv) write-downs of investments of $7.6 million ($8.2 million pretax), and (v) other charges of $8.2 million ($9.1 million pretax).

   5. Includes a gain of $47.2 million ($62.9 million pretax) or $0.21 per share on the fee received upon termination of Homestake's merger agreement with Santa Fe Pacific Gold Corporation, a gain of $10.4 million ($10.4 million pretax) or $0.05 per share with respect to the cancellation of an option to acquire Great Central Mines Limited, and a gain of $8.1 million ($13.5 million pretax) or $0.04 per share on the sale of the George Lake and Back River joint venture interests in Nunavut, Canada, and write-downs and non-recurring charges of $140 million ($177.5 million pretax) or $0.61 per share including (i) a reduction of $60.1 million ($84.7 million pretax) in the carrying values of resource assets, (ii) write-downs of $45.7 million ($47.9 million pretax) of certain investments, (iii) an increase of $21.5 million ($29.1 million pretax) in the accrual for estimated future reclamation expenditures, and (iv) other charges of $12.7 million ($15.8 million pretax) consisting primarily of foreign exchange losses on intercompany redeemable preferred stock and losses on an intercompany gold loan.

   6. Includes a write-down of $84.9 million ($107.8 million pretax) or $0.37 per share in Homestake's investment in the Main Pass 299 sulfur mine.

   7. Includes income of $24 million or $0.10 per share from a reduction in the Company's accrual for prior year income taxes, a gain of $7.9 million ($7.9 million pretax) or $0.03 per share from the sale of the investment in Eagle Mining Corporation NL, write-downs of $8.3 million ($9 million pretax) or $0.03 per share in the carrying values of investments in mining company securities, and proceeds of $4.9 million ($5.5 million pretax) or $0.02 per share from a litigation recovery.

   8.  Basic and diluted earnings per share.

   9. Includes a deferred gain of $22.2 million and $35 million at December 31, 2000 and 1999, respectively, on the early close-out of forward sales contracts.

  10.  Homestake only.